                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-46631

                        THERMADYNE HOLDINGS CORPORATION
                        101 SOUTH HANLEY ROAD, SUITE 300
                           ST. LOUIS, MISSOURI 63105

                      -----------------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON
                                  MAY 21, 1998

                      -----------------------------------

To the Stockholders of
 Thermadyne Holdings Corporation:

   Notice is hereby given that a special meeting of stockholders (the "Special Meeting") of Thermadyne Holdings Corporation (the "Company") will be held on May 21, 1998 at 10:00 a.m., at the offices of Weil, Gotshal & Manges llp, located at 767 Fifth Avenue, New York, New York, for the following purposes:

   1. To consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger dated as of January 20, 1998, as amended (as so amended, the "Merger Agreement"), between the Company and Mercury Acquisition Corporation ("MergerSub"), pursuant to which MergerSub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share (a "Share") of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and (ii) Shares as to which appraisal rights have been validly perfected) will be converted at the election of the holder thereof and subject to the terms described herein, into either (a) the right to receive $34.50 in cash or (b) the right to retain one fully paid and nonassessable share of the Company's common stock following the Merger.

   2. To transact such other business as may properly come before the Special Meeting.

   Only stockholders of record as of the close of business on April 9, 1998 will be entitled to notice of the Special Meeting and to vote at the Special Meeting or at any adjournment or postponement thereof. A list of stockholders entitled to vote at the Special Meeting will be available for inspection by any stockholder, for any purpose relevant to the Special Meeting, during the Special Meeting and during normal business hours for ten days prior to the Special Meeting at the offices of Weil, Gotshal & Manges LLP, located at 767 Fifth Avenue, New York, New York.

   Approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock entitled to vote at the Special Meeting.

   The Board of Directors, by unanimous vote of those directors participating, recommends that stockholders vote to approve and adopt the Merger Agreement, which is described in detail in the accompanying Proxy Statement/Prospectus. Messrs. Randall E. Curran and James H. Tate abstained from the Board's vote to approve the Merger due to the potential conflict of interest presented by their continuing employment by the Company following consummation of the Merger.

                                          By Order of the Board of Directors,


                                          Stephanie N. Josephson
                                          Corporate Secretary

St. Louis, Missouri
April 23, 1998

   EACH STOCKHOLDER IS URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A STOCKHOLDER DECIDES TO ATTEND THE SPECIAL MEETING, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

                       THERMADYNE HOLDINGS CORPORATION
                       101 SOUTH HANLEY ROAD, SUITE 300
                          ST. LOUIS, MISSOURI 63105

                      -----------------------------------

                          PROXY STATEMENT/PROSPECTUS
                                     FOR
                       SPECIAL MEETING OF STOCKHOLDERS
                                TO BE HELD ON
                                 MAY 21, 1998

                      -----------------------------------

   This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $0.01 per share ("Company Common Stock"), of Thermadyne Holdings Corporation, a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the special meeting of stockholders, and at any adjournment or postponement thereof (the "Special Meeting"), to be held at 10:00 a.m. at the offices of Weil, Gotshal & Manges llp, located at 767 Fifth Avenue, New York, New York, on May 21, 1998. The Special Meeting has been called to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of January 20, 1998, as amended (as so amended, the "Merger Agreement"), between the Company and Mercury Acquisition Corporation, a Delaware corporation ("MergerSub"), an affiliate of DLJ Merchant Banking Partners II, L.P. ("DLJMB") and affiliated funds and entities (collectively, the "DLJMB Funds").

   The Merger Agreement provides, among other things, for the merger of MergerSub with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each share (a "Share") of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and (ii) Shares as to which appraisal rights have been validly perfected) will be converted, at the election of the holder thereof and subject to the terms described herein, into either (a) the right to receive $34.50 in cash or (b) the right to retain one fully paid and nonassessable share of Company Common Stock. Because the number of shares of Company Common Stock to be retained by existing stockholders must equal 485,010, the right to receive $34.50 in cash or retain Company Common Stock is subject to proration as set forth in the Merger Agreement and described in this Proxy Statement/Prospectus. See "The Merger -- Merger Consideration."

   Upon completion of the Merger, up to 80.6% of the outstanding shares of Company Common Stock (or 75.7% on a fully diluted basis) will be held by the DLJMB Funds. Following the Merger, the Company Common Stock is expected to no longer qualify to be listed on The NASDAQ Stock Market ("NASDAQ"), causing the shares of Common Stock to trade much less frequently than prior to the Merger, and possibly causing stockholders to experience greater difficulty selling shares or obtaining prices that reflect the value thereof. Certain officers and directors of the Company have employment and employment-related agreements with the Company and with MergerSub that may present them with certain conflicts of interest regarding the Merger.

   STOCKHOLDERS ARE URGED TO READ THE INFORMATION SET FORTH UNDER "RISK FACTORS" ON PAGES 16 TO 22 OF THIS PROXY STATEMENT/PROSPECTUS.

   The Company has filed a registration statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the 485,010 shares of Company Common Stock to be retained by existing stockholders in the Merger.

   This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to the Company's stockholders on or about April 24, 1998.

   NEITHER THIS TRANSACTION NOR THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

   This Proxy Statement/Prospectus does not cover any resales of Company Common Stock to be received by the stockholders of the Company upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

        The date of this Proxy Statement/Prospectus is April 23, 1998.

                             AVAILABLE INFORMATION

   The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
SUMMARY AND SPECIAL FACTORS...............................................  1
 The Company..............................................................  1
 MergerSub................................................................  1
 The Special Meeting......................................................  1
 Special Factors..........................................................  2
 The Merger...............................................................  5
 Risk Factors............................................................. 11
 Summary Selected Historical and Unaudited Condensed Consolidated
  Pro Forma Financial Data ............................................... 12
 Price of Company Common Stock............................................ 15

RISK FACTORS.............................................................. 16

THE SPECIAL MEETING....................................................... 23
 Matters to be Considered................................................. 23
 Required Votes........................................................... 23
 Voting and Revocation of Proxies......................................... 24
 Record Date; Stock Entitled to Vote; Quorum.............................. 24
 Appraisal Rights......................................................... 24
 Solicitation of Proxies.................................................. 25

THE MERGER................................................................ 26
 Background of the Merger................................................. 26
 Recommendation of the Board of Directors; Reasons for the Merger......... 28
 Opinion of Financial Advisor............................................. 31
 Certain Estimates of Future Operations and Other Information............. 34
 Advantages and Disadvantages to Stockholders of the Merger; Effects
  of the Merger on the Company............................................ 35
 Merger Consideration..................................................... 35
 Stock Election........................................................... 36
 Possible Effects of Proration............................................ 36
 Stock Election Procedure................................................. 37
 Effective Time of the Merger............................................. 38
 Conversion/Retention of Shares; Procedures for Exchange of Certificates.. 38
 Fractional Shares........................................................ 39
 Conduct of Business Pending the Merger................................... 39
 Conditions to the Consummation of the Merger............................. 39
 Material United States Federal Income Tax Consequences................... 40
 Accounting Treatment..................................................... 43
 Effect on Stock Options and Employee Benefit Matters..................... 43
 Interests of Certain Persons in the Merger............................... 43
 Stockholders' Agreement.................................................. 44
 NASDAQ Listing........................................................... 44
 Resale of Company Common Stock Following the Merger...................... 44
 Merger Financing......................................................... 45
 Debt Tender; Consent Solicitation........................................ 45
 Conversion of MergerSub Stock............................................ 46

                                      iii

                                                                          PAGE
                                                                          ----

CERTAIN PROVISIONS OF THE MERGER AGREEMENT................................ 47
 The Merger............................................................... 47
 Elections................................................................ 47
 Proration of Election Price.............................................. 48
 Surrender and Payment.................................................... 49
 The Surviving Corporation................................................ 51
 Representations and Warranties........................................... 51
 Certain Pre-Closing Covenants............................................ 51
 No Solicitation of Transactions.......................................... 52
 Expense Reimbursement.................................................... 54
 Resignations of Directors................................................ 54
 Preferred Stock.......................................................... 54
 Indemnification and Insurance............................................ 54
 Employee Benefit Plans................................................... 54
 Financing................................................................ 55
 NASDAQ Listing........................................................... 55
 Cooperation and Reasonable Best Efforts.................................. 55
 Conditions to the Consummation of the Merger............................. 55
 Termination.............................................................. 57
 Amendment and Waiver..................................................... 57
 Expenses................................................................. 58

CERTAIN PROVISIONS OF THE VOTING AGREEMENTS............................... 59
 Voting................................................................... 59
 No Solicitation.......................................................... 59
 Transfer................................................................. 59
 Appraisal Rights......................................................... 60
 Certain Representations and Warranties................................... 60
 Termination.............................................................. 60

DESCRIPTION OF COMPANY CAPITAL STOCK...................................... 61
 General.................................................................. 61
 Company Common Stock..................................................... 61
 Rights Plan.............................................................. 61
 Capital Stock of the Company Following the Merger........................ 63
 Section 203 of Delaware General Corporation Law.......................... 65

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA................. 66

SELECTED FINANCIAL DATA................................................... 74

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS...................................... 76
 Overview................................................................. 76
 Cost Reduction Initiatives............................................... 76
 Results of Operations.................................................... 77
 Liquidity and Capital Resources.......................................... 79
 Effect of Inflation; Seasonality......................................... 81
 Year 2000 Compliance .................................................... 81

                                       iv

                                                                           PAGE
                                                                           ----

THE COMPANY...............................................................  82
 Overview.................................................................  82
 Refocusing Strategy......................................................  82
 Competitive Strengths....................................................  83
 Business Strategy........................................................  84
 Principal Products.......................................................  85
 International Business...................................................  88
 Competition..............................................................  89
 Distribution.............................................................  89
 Raw Materials............................................................  89
 Research and Development.................................................  89
 Employees................................................................  90
 Patents, Licenses and Trademarks.........................................  90
 Facilities...............................................................  90
 Legal Proceedings and Environmental Matters..............................  92

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY...........................  93

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS..........................  95
 Employment Contracts.....................................................  96
 Compensation of Directors................................................  98

MANAGEMENT FOLLOWING THE MERGER...........................................  99
 Board of Directors.......................................................  99
 Executive Officers....................................................... 100

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT........... 101

REGULATORY CONSIDERATIONS................................................. 104

MERGERSUB AND DLJMB....................................................... 104

DISSENTING STOCKHOLDERS' RIGHTS........................................... 107

EXPERTS................................................................... 109

LEGAL MATTERS............................................................. 109

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................ F-1


Annex A--Agreement and Plan of Merger and Amendment No. 1 thereto
Annex B--Voting Agreement of Magten Asset Management Corp. and Certain of its
         Investment Advisory Clients, as amended
Annex C--Voting Agreement of Fidelity Capital & Income Fund
Annex D--Opinion and Supplemental Confirmation of Gleacher NatWest Inc.
Annex E--Section 262 of the General Corporation Law of the State of Delaware

                          SUMMARY AND SPECIAL FACTORS

   The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus. Unless the context otherwise requires, all references to the "Company" or "Thermadyne" prior to the Effective Time refer to Thermadyne Holdings Corporation, its predecessors and subsidiaries, and after the Effective Time, to the Surviving Corporation. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto. Stockholders are urged to review this entire Proxy Statement/Prospectus carefully, including the Annexes hereto. Unless otherwise indicated, ownership percentages following the Effective Time are based on the assumption that the DLJMB Funds will own 2,608,696 shares of Company Common Stock, that existing stockholders will retain 485,010 shares of Company Common Stock and that management will purchase, immediately following the Effective Time, 141,002 shares of Company Common Stock. References herein to fully diluted ownership percentages are based on the inclusion of shares of Company Common Stock issuable upon the exercise of warrants anticipated to be issued and options anticipated to be granted in connection with the Merger.

                                 THE COMPANY

   Thermadyne is a leading global manufacturer of cutting and welding products and accessories. The Company manufactures a broad range of gas (oxy-fuel) and electric arc cutting and welding products that are ultimately sold to end-user customers principally engaged in the aerospace, automotive, construction, metal fabrication, mining, mill and foundry, petroleum and shipbuilding industries. Prior to the Effective Time, Thermadyne will form a new subsidiary, Thermadyne Mfg. LLC ("Operating Co."), to act as an intermediate holding company of the Company's operating subsidiaries.

   The Company's principal executive offices are located at 101 South Hanley Road, Suite 300, St. Louis, Missouri 63105, and its telephone number at such address is (314) 721-5573.

                                  MERGERSUB

   MergerSub was incorporated on January 16, 1998, and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. All of the outstanding capital stock of MergerSub is owned by the DLJMB Funds.

                             THE SPECIAL MEETING

TIME AND PLACE OF MEETING; MATTER TO BE CONSIDERED

   The Special Meeting will be held at the offices of Weil, Gotshal & Manges llp, located at 767 Fifth Avenue, New York, New York, on May 21, 1998, starting at 10:00 a.m., local time. At the Special Meeting, holders of Company Common Stock will be asked to approve and adopt the Merger Agreement. See "The Special Meeting," "The Merger" and "Certain Provisions of the Merger Agreement."

RECORD DATE; VOTE REQUIRED

   Holders of record of Company Common Stock at the close of business on April 9, 1998 (the "Record Date"), have the right to receive notice of and to vote at the Special Meeting. On the Record Date, there were approximately 11,175,293 shares of Company Common Stock outstanding and entitled to vote and 342 holders of record. Each share of Company Common Stock is entitled to one vote on each matter that is properly presented to stockholders for a vote at the Special Meeting. Under the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is required to approve and adopt the Merger Agreement. Magten Asset Management Corp. and certain of its investment advisory clients ("Magten") and Fidelity Capital & Income Fund (together, the "Significant Stockholders") have entered into Voting Agreements (as amended, the "Voting Agreements") pursuant to which they have agreed upon the terms set forth therein to vote Shares representing approximately 53.2% of the outstanding Company Common Stock entitled to vote at the Special Meeting in favor of approval and adoption of the Merger Agreement. Copies of the Voting Agreements are attached hereto as Annexes B and C. See "Certain Provisions of the Voting Agreements" and Annexes B and C.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

   As of April 9, 1998, directors and executive officers of the Company beneficially owned an aggregate of 45,479 Shares (approximately 0.4% of the outstanding Company Common Stock entitled to vote at the Special Meeting) (excluding Shares beneficially owned by the Significant Stockholders and shares subject to purchase pursuant to options). The directors and executive officers of the Company have indicated that they intend to vote their shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement. The directors and executive officers of the Company and the Significant Stockholders collectively own approximately 53.6% of the outstanding Company Common Stock entitled to vote at the Special Meeting.

                               SPECIAL FACTORS

PURPOSES AND STRUCTURE OF THE MERGER

   The purposes of the Merger are to enable the DLJMB Funds to acquire control of the Company and to enable stockholders of the Company to realize the advantages of the Merger discussed below under "--Advantages and Disadvantages to Stockholders of the Merger; Effects of the Merger on the Company."

   The Merger was structured in the manner provided by the Merger Agreement so that it can be accounted for as a recapitalization and so that the Company's stockholders will have the opportunity to vote on the merits of the Merger. See "--The DLJMB Funds' Reasons for the Merger" and "The Merger -- Recommendation of the Board of Directors; Reasons for the Merger."

BACKGROUND OF THE MERGER

   For a description of the events leading to the approval and adoption of the Merger Agreement by the Board of Directors of the Company, see "The Merger -- Background of the Merger."

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS; COMPANY'S REASONS FOR THE MERGER

   The Board of Directors of the Company (the "Board") believes that the Merger is fair to and in the best interests of the stockholders, has approved the Merger Agreement and the transactions contemplated thereby and has recommended that stockholders vote in favor of approval and adoption of the Merger Agreement. Such action was taken by the unanimous vote of all members of the Board of Directors, except for Randall E. Curran and James H. Tate who did not participate in the Board's discussion relating to, or its determination to take, such action due to the potential conflict of interest presented by their continuing employment by the Company following consummation of the Merger. Messrs. Curran and Tate, however, concur with the determination of the Board of Directors. See "The Merger -- Recommendation of the Board of Directors; Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR TO THE COMPANY'S BOARD OF DIRECTORS

   Gleacher NatWest Inc. ("Gleacher NatWest") rendered its oral opinion on January 20, 1998, which was subsequently confirmed by a written opinion dated January 20, 1998, to the Board to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the consideration to be paid by MergerSub to holders of Company Common Stock pursuant to the Merger was fair to such holders from a financial point of view. Gleacher NatWest's opinion was subsequently confirmed by a supplemental confirmation on April 22, 1998. Copies of the opinion dated January 20, 1998 and the supplemental confirmation are attached hereto as Annex D. See "The Merger -- Opinion of Financial Advisor" and Annex D.

ADVANTAGES AND DISADVANTAGES TO STOCKHOLDERS OF THE MERGER; EFFECTS OF THE MERGER ON THE COMPANY

   The Company believes that the principal advantage of the Merger to the stockholders is that they will have the opportunity to receive an attractive value for their shares of Company Common Stock while being offered the opportunity to elect to participate in the growth of the Company through the retention of shares of Company Common Stock (to the extent such retention is not otherwise limited by the terms of the Merger Agreement). See "Risk Factors -- Certain Proration Risks," "The Merger -- Background of the Merger" and "The Merger -- Recommendation of the Board of Directors; Reasons for the Merger."

   The Company believes that the principal detriments of the Merger to the stockholders are the inability of stockholders to participate at their current ownership levels in the growth of the Company following the Merger due to the possibility of proration, the expected delisting of, and loss of liquidity for, the Company Common Stock to be retained by stockholders, and the potential dilution following the Merger of the equity ownership percentage and book value of the shares of Company Common Stock to be retained by stockholders. See "Risk Factors."

   The principal effects on the Company resulting from the Merger will be that DLJMB will control the Company and have the power to elect a majority of its directors, appoint new management and approve any action requiring the approval of the holders of Company Common Stock (see "Risk Factors -- Control by the DLJMB Funds") and that the terms of the Merger Financing (as hereinafter defined) are expected to subject the Company to significant operating and financial restrictions and to substantially increase the leverage of the Company (see "--The Merger -- Merger Financing" and "Risk Factors -- Substantial Leverage; Stockholders' Deficit; Liquidity").

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   For a discussion of the material United States federal income tax consequences of the Merger, see "The Merger -- Material United States Federal Income Tax Consequences."

   THOUGH THE DISCUSSION UNDER "THE MERGER -- MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" DESCRIBES THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF SHARES PURSUANT TO THE MERGER.

THE DLJMB FUNDS' REASONS FOR THE MERGER

   DLJMB continuously evaluates investment opportunities on both a domestic and international basis. As a result of such continual evaluation, DLJMB concluded that the Company might be an attractive candidate for a possible investment by the DLJMB Funds. The DLJMB Funds based their decision to proceed with the proposed transaction on their assessment of the values inherent in the Company and the potential investment returns that a transaction of the type ultimately negotiated and described herein could yield for the DLJMB Funds.

   The DLJMB Funds proposed the structure for the transaction because the DLJMB Funds were interested only in a transaction which would be accounted for as a recapitalization. The transaction was therefore structured in such a way as to qualify for recapitalization treatment under generally accepted accounting principles. One of the requirements for a merger to qualify for recapitalization treatment is that a certain portion of the outstanding equity securities of the recapitalized company remain outstanding. The DLJMB Funds did not consider an unleveraged transaction; the investment strategies of the DLJMB Funds are generally premised on use of leverage in transactions to generate higher investment returns.

   As described in more detail under "The Merger -- Background of the Merger," representatives of DLJMB contacted representatives of the Company to discuss the possibility of a transaction. The terms of the Merger Agreement and the Voting Agreements were negotiated at arms' length between the DLJMB Funds, the Company and the Significant Stockholders. See "The Merger -- Background of the Merger." The DLJMB Funds did not independently consider the fairness of the consideration to be received by the stockholders of the Company in the Merger. However, the DLJMB Funds believe the Merger and the Merger Agreement are fair to and in the best interests of the Company and its stockholders, based on a number of factors, including: (i) the evaluation of the Merger by the Board of Directors and the approval of the Merger by the independent members of the Board of Directors of the Company; (ii) notwithstanding the fact that Gleacher NatWest's opinion was not addressed to the DLJMB Funds, the fact that the Board of Directors received an opinion from Gleacher NatWest that the consideration to be paid to holders of Company Common Stock pursuant to the Merger was fair to such holders from a financial point of view; (iii) the fact that the terms of the Merger Agreement and the Voting Agreement were negotiated at arms' length between the Company and DLJMB and among the Company, the Significant Stockholders and DLJMB, respectively; (iv) the fact that the cash consideration to be received by stockholders in the Merger (which, if a stockholder declines to make an election to receive shares of Company Common Stock as consideration in the Merger, could be as much as $34.50 per share in cash, and depending on the results of proration will be at least $33.00 per share in cash) represents a significant premium over the market price of the Company Common Stock prior to the announcement of the Merger; and (v) the fact that Company stockholders may elect to receive shares of Company Common Stock in the Merger and may therefore have the opportunity to participate in any increase in value of the Shares of the Common Stock should the Company continue to grow and its value appreciate. As a result, and subject to the foregoing limitations, the DLJMB Funds have adopted the analysis of the Board of Directors of the Company relating to the fairness of the Merger and the Merger Agreement to the Company and its stockholders. The DLJMB Funds did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. There may be certain detriments to the existing stockholders of the Company as a result of the Merger, such as the delisting of the Company Common Stock and a further loss of liquidity due to the anticipated lower trading volume of Company Common Stock following the Merger. See "Risk Factors."

   The DLJMB Funds did not receive any report, opinion or appraisal from an outside party which is materially related to the Merger Agreement or the Merger. In particular, the DLJMB Funds did not receive any report, opinion or appraisal relating to the fairness of the Merger Agreement and the Merger to the Company or any of its stockholders.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

   Certain directors and executive officers of the Company have certain interests in the Merger that are in addition to the interests of the Company's stockholders generally. The Board is aware of the interests described below and has considered them in addition to the other matters described under "The Merger -- Recommendation of the Board of Directors; Reasons for the Merger."

   Current officers of the Company are expected to continue to be employed by the Company in their existing capacities following consummation of the Merger. In addition, Mr. Randall E. Curran, the Chief Executive Officer of the Company, and Mr. James H. Tate, the Chief Financial Officer of the Company, will continue to serve as members of the Company's Board of Directors following consummation of the Merger. Certain officers of the Company, including the Chief Executive Officer, have employment and other employment-related agreements with the Company and MergerSub that could provide them with certain benefits after consummation of the Merger. It is also expected that certain officers of the Company will enter into new employment agreements with the Company as of the Effective Time. The employment agreements will be on substantially the same terms and conditions as Mr. Curran's current employment agreement with the Company, except that, among other things, the agreements will provide that the base salary and bonus percentage level for any such executive will be no less than the current base salary and bonus percentage level for such executive. See "The Merger -- Interests of Certain Persons in the Merger," "Compensation of Executive Officers and Directors -- Employment Contracts" and "Management Following the Merger."

   At the Effective Time, each outstanding option to acquire shares of Company Common Stock granted to employees and directors (excluding shares subject to purchase under the Company's Employee Stock Purchase Plan (the "ESPP")), whether vested or not (the "Options"), will be canceled and the holders of such Options will receive the Option Cash Proceeds (as hereinafter defined). As of April 9, 1998, Options to purchase approximately 1,033,668 Shares of Company Common Stock were outstanding. The Company estimates that the aggregate amount of the Option Cash Proceeds will be approximately $18.1 million. At the Effective Time, rights to purchase Shares with previously withheld funds under the ESPP will be canceled. In lieu thereof, participants in the ESPP will receive the ESPP Cash Proceeds (as hereinafter defined) and the funds paid by participants in the ESPP will become an asset of the Company. As of the Effective Time, Shares subject to purchase under the ESPP are not expected to exceed 65,000. The Company estimates that the aggregate amount of the ESPP Cash Proceeds will not exceed $2.2 million. In addition, immediately following the Effective Time, certain members of senior management will be offered the opportunity to purchase, in the aggregate, up to 141,002 newly issued shares of common stock of the Surviving Corporation (the "Management Share Purchase") for $4.9 million. Shares to be purchased pursuant to the Management Share Purchase will represent approximately 4.4% of the common stock of the Surviving Corporation (or 3.6% on a fully diluted basis) after the Merger. The Management Share Purchase is expected to be financed, in part, through $3.6 million of secured, non-recourse loans provided by the Company (the "Management Loans"). Also, at the Effective Time, the Company expects to establish a new stock option plan under which up to 500,000 shares of Company Common Stock will be reserved for issuance to officers and employees upon exercise of options, of which approximately 322,966 options will be granted upon consummation of the Merger. See "The Merger -- Interests of Certain Persons in the Merger."

   Pursuant to the Merger Agreement, MergerSub has agreed to cause the Surviving Corporation for six years after the Effective Time to indemnify all present directors and officers of the Company and, subject to certain limitations, to maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous to the directors and officers than any such policy which may be in effect prior to the Effective Time. See "Certain Provisions of the Merger Agreement -- Indemnification and Insurance."

   Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."), is expected to receive a fee of $4.0 million in cash from MergerSub upon consummation of the Merger, for advisory services provided to MergerSub. In addition, Donaldson, Lufkin & Jenrette Securities Corporation is expected to receive customary placement fees in connection with the Merger Financing, which are expected to be approximately $19 million.

                                  THE MERGER

EFFECTIVE TIME OF THE MERGER

   As soon as practicable after satisfaction or waiver of all conditions to the Merger, MergerSub will be merged with and into the Company, with the Company as the Surviving Corporation. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger. From and after the

Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerSub, all as and to the extent provided under the DGCL.

MERGER CONSIDERATION

   At the Effective Time, subject to certain provisions as described herein with respect to Shares owned by MergerSub, Shares held in treasury and Shares as to which appraisal rights have been validly perfected ("Appraisal Shares") and the effects of proration described herein, each Share (other than Stock Electing Shares (as defined below)), will be converted into the right to receive in cash following the Merger an amount equal to $34.50 (the "Cash Election Price") and each Share with respect to which a Stock Election (as described below) has been made and not revoked in accordance with the Merger Agreement (a "Stock Electing Share") will be converted into the right to retain one fully paid and non-assessable Share (the "Stock Election Price," and together with the Cash Election Price, the "Merger Consideration").

   The Merger Agreement contemplates that approximately 10,690,283 Shares (approximately 95.7% of the presently issued and outstanding Shares) will be converted into cash and that 485,010 Shares (approximately 4.3% of such Shares) will be retained by existing stockholders. No stockholders of the Company have committed to make a Stock Election to retain Shares in the Merger. Because 485,010 Shares must be retained by existing stockholders in the Merger, stockholders who do not elect to retain any Shares may, due to proration, be required to retain some Shares. If no stockholders elect to retain Shares, each existing stockholder would be required to retain approximately 4.3% of the Shares currently held by it, subject to the provisions of the Merger Agreement dealing with fractional shares. In addition, stockholders who elect to retain Shares may receive a lesser, prorated number of Shares than such stockholders elected to retain, plus cash, if the aggregate number of Shares elected to be retained exceeds 485,010 Shares.

   Examples illustrating the potential effects of proration are included in this Proxy Statement/ Prospectus under "The Merger -- Possible Effects of Proration."

   At the Effective Time, each outstanding Option will be canceled. In lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $34.50 over the exercise price of such Option and (y) the number of shares of Company Common Stock subject to such Option (the "Option Cash Proceeds").

   In addition, at the Effective Time, rights to purchase shares of Company Common Stock with previously withheld funds under the ESPP will be canceled. In lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the funds paid by the participants in the ESPP will become an asset of the Company and participants in the ESPP will receive a cash payment in the amount equal to the product of the number of shares of Company Common Stock subject to purchase by such participants thereunder and $34.50 (the "ESPP Cash Proceeds"). See "The Merger -- Interests of Certain Persons in the Merger."

   No certificates or scrip representing fractional shares of Company Common Stock will be issued upon the surrender for exchange of certificates representing Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation. Each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Common Stock (after taking into account all Shares delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares (the "Excess Shares") of Company Common Stock representing such fractions. Such sale will be made as soon as practicable after the Effective Time. See "Certain Provisions of the Merger Agreement -- Surrender and Payment."

STOCK ELECTION

   Subject to the following sentence, record holders of shares of Company Common Stock will be entitled to make an unconditional election on or prior to the Election Date (as defined below) to retain the Stock Election Price (a "Stock Election"). If the number of Stock Electing Shares exceeds 485,010 Shares, however, then (i) the number of Stock Electing Shares covered by a holder's Stock Election to be converted into the right to retain the Stock Election Price will be determined by multiplying the total number of Stock Electing Shares covered by such Stock Election by a proration factor (the "Stock Proration Factor") determined by dividing 485,010 Shares by the total number of Stock Electing Shares and (ii) such number of Stock Electing Shares will be so converted. All Stock Electing Shares, other than those Shares converted into the right to retain the Stock Election Price as described in the immediately preceding sentence, will be converted into the right to receive the Cash Election Price as if such Shares were not Stock Electing Shares. If the number of Stock Electing Shares is less than 485,010 Shares, then (i) all Stock Electing Shares will be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement, (ii) additional shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, will be converted into the right to retain Shares, which number of additional Shares shall be determined by multiplying the total number of Shares, other than Stock Electing Shares and Appraisal Shares, by a proration factor (the "Cash Proration Factor") determined by dividing (x) the difference between 485,010 Shares and the number of Stock Electing Shares by (y) the total number of shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, and
(iii) such additional Shares shall be converted into the right to retain Shares in accordance with the Merger Agreement. Examples illustrating the potential effects of proration are included in this Proxy Statement/ Prospectus under "The Merger -- Possible Effects of Proration."

NO SOLICITATION OF TRANSACTIONS

   The Merger Agreement provides that neither the Company nor any of its subsidiaries may (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined), other than MergerSub, relating to
(i) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its subsidiaries or of over 20% of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, other than the transactions contemplated by the Merger Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to MergerSub of the transactions contemplated thereby (collectively, "Acquisition Proposals"), or agree to or endorse any Acquisition Proposal, (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing or (c) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; provided, however, that the foregoing provisions do not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter (which letter may not be less favorable to the Company in any material respect than the confidentiality agreement between DLJ Merchant Banking II, Inc. ("DLJMB Inc.") and the Company, and a copy of which will be provided for informational purposes only to MergerSub) concerning the Company and its businesses, properties or assets to a Third Party who has made a bona fide Acquisition Proposal, (ii) engaging in discussions or negotiations with a Third Party who has made a bona fide Acquisition Proposal, (iii) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (iv) following receipt of a bona fide Acquisition Proposal, failing to make or withdrawing or modifying its recommendation and/or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company has concluded in good faith on the basis of advice from outside counsel that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law. See "Certain Provisions of the Merger Agreement -- No Solicitation of Transactions."

CERTAIN FEES AND EXPENSES

   If a Payment Event (as hereinafter defined) occurs, the Company will pay to MergerSub, within two business days following such Payment Event, a fee of $16,732,853. A "Payment Event" will be deemed to have occurred at such time as: (i) the Merger Agreement shall have been terminated pursuant to certain specified termination provisions or (ii) the occurrence of any of the following events within 12 months of the termination of the Merger Agreement due to a failure to obtain the requisite stockholder adoption and approval of the Merger whereby stockholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its subsidiaries otherwise held by the stockholders of the Company after such event, in excess of $34.50 per Share: the Company is acquired by merger or otherwise by a Third Party; a Third Party acquires more than 50% of the total assets of the Company and its subsidiaries, taken as a whole; a Third Party acquires more than 50% of the outstanding Shares or the Company adopts and implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its subsidiaries, taken as a whole. See "Certain Provisions of the Merger Agreement -- No Solicitation of Transactions." In addition, the Merger Agreement provides, subject to various exceptions and limitations, for reimbursement of expenses of MergerSub in an aggregate amount not to exceed $7,000,000 in the event of certain terminations of the Merger Agreement. See "Certain Provisions of the Merger Agreement -- Expense Reimbursement."

   As a result of the proposed Merger, the Company and MergerSub will incur various expenses currently estimated to range between $50 million and $60 million (pre-tax) in connection with consummating the transaction. See Note 2 to the Unaudited Condensed Consolidated Pro Forma Statement of Operations for a more detailed explanation of these expenses.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

   The respective obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of a number of conditions, including: the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL; any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), relating to the Merger shall have expired or been terminated; no provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the Company and MergerSub will each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated; all consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a material adverse effect on the Company and its subsidiaries after giving effect to the transactions contemplated by the Merger Agreement (including the Financing (as defined in the Merger Agreement)); and the Registration Statement of which this Proxy Statement/Prospectus is a part shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose will be pending before or threatened by the Commission. The obligation of MergerSub to consummate the Merger is subject to satisfaction of certain additional conditions, including: funds in an amount at least equal to the Required Amounts (as defined in the Merger Agreement) shall have been made available to MergerSub or Operating Co. as contemplated in the Merger Agreement; holders of not more than 6% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with the DGCL; no change in accounting practices or policies shall cause MergerSub to reasonably conclude that the Merger will not be recorded as a "recapitalization" for financial accounting purposes; and total indebtedness (as defined in the Merger Agreement) of the Company shall not exceed $410 million (excluding certain indebtedness permitted to be incurred pursuant to the Merger Agreement). The obligation of the Company to consummate the Merger is subject to the satisfaction of certain additional conditions, including receipt by the Board of Directors of advice, reasonably satisfactory to the Board, from an independent advisor confirming the belief of MergerSub that upon consummation of the Merger and the Financing, (i) the Company will not become insolvent, (ii) the Company will not be left with unreasonably small capital, (iii) the Company will not have incurred debts beyond its ability to repay such debts as they mature and (iv) the capital of the Company will not become impaired. See "Certain Provisions of the Merger Agreement -- Conditions to the Consummation of the Merger."

AMENDMENT AND WAIVER

   Any provision of the Merger Agreement may be amended or waived by the Company and MergerSub; provided, however that after the approval and adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver may, without the further approval of such stockholders, alter or change the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, any term of the certificate of incorporation of the Surviving Corporation or any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. See "Certain Provisions of the Merger Agreement -- Amendment and Waiver."

EXPENSES

   Except as otherwise provided, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense. See "Certain Provisions of the Merger Agreement -- Expenses."

VOTING AGREEMENTS

   The Significant Stockholders own approximately 5,942,708 Shares, or approximately 53.2% of the outstanding Company Common Stock entitled to vote at the Special Meeting. Pursuant to the Voting Agreements, until the earlier of (i) the Effective Time, (ii) the later of the termination of the Merger Agreement or, under certain circumstances, a date which is ninety days after the termination of the Merger Agreement, or (iii) June 30, 1998, the Significant Stockholders have agreed (i) to vote such Shares to approve and adopt the Merger Agreement, (ii) not to vote such shares in favor of certain competing transactions, (iii) not to take any action to solicit, initiate or encourage any acquisition proposal or engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or encourage, any third party that may be considering making, or has made, an acquisition proposal and (iv) not to exercise any appraisal rights. See "Certain Provisions of the Voting Agreements."

MERGER FINANCING

   The funding required to pay the cash portion of the Merger Consideration, the Option Cash Proceeds and the ESPP Cash Proceeds, refinance and/or retire outstanding indebtedness of the Company and pay fees and expenses incurred in connection with the Merger is approximately $788 million. These cash requirements will be funded with the proceeds obtained from concurrent equity and debt financings. MergerSub expects to raise approximately $140 million through the issuance to the DLJMB Funds of approximately 2,608,696 shares of common stock of MergerSub, 2,000,000 shares of preferred stock of

MergerSub and warrants to purchase up to 353,428 shares of common stock of MergerSub at an exercise price of not less than $0.01 per share and approximately $95 million through the issuance of senior discount notes of MergerSub (the "MergerSub Notes"). See "Description of Company Capital Stock --Capital Stock of the Company Following the Merger" for a description of the anticipated provisions of the warrants and preferred stock of MergerSub. Although the actual exercise price of the warrants will be set in connection with the determination of the final terms of the Merger Financing, see Note 6 to "--Summary Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data" for a discussion of the pro forma financial effect of the issuance of the warrants at an assumed exercise price of $0.01 per share. At the Effective Time, the proceeds from the sale of such securities will become an asset of the Company, each share of common stock of MergerSub will become a share of Company Common Stock, each share of preferred stock of MergerSub will become a share of preferred stock of the Company, each warrant to acquire MergerSub Common Stock will by its terms become exercisable for an equal number of shares of Company Common Stock and the Company will succeed to the obligations of MergerSub with respect to the MergerSub Notes. In addition, Operating Co. expects to raise up to $635 million through the issuance of senior subordinated notes (the "Operating Co. Notes") and through a syndicated, senior secured loan facility (the "New Credit Facility") including both term loan and revolving credit borrowings. The New Credit Facility will be subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such financing. In addition, immediately following the Effective Time, certain members of senior management will be offered the opportunity to purchase, in the aggregate, up to 141,002 shares of common stock of the Surviving Corporation through the Management Share Purchase. The Management Share Purchase will be financed, in part, through the Management Loans. The equity and debt financings referred to above are collectively referred to herein as the "Merger Financing."

   In the event the issuance of the MergerSub Notes and the Operating Co. Notes is impracticable or inadvisable, DLJMB has received an executed commitment letter from DLJ Bridge Finance, Inc. to purchase senior subordinated increasing rate notes issued by Operating Co. and senior pay-in-kind increasing rate notes issued by MergerSub, which would collectively provide up to $300 million of gross proceeds (the "Bridge Financing"). The Bridge Financing will be subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such Bridge Financing. See "The Merger -- Merger Financing."

APPRAISAL RIGHTS

   Under Section 262 of the DGCL, holders of Company Common Stock who: (i) hold shares of Company Common Stock on the date of making a demand for appraisal; (ii) continuously hold such shares through the Effective Time;
(iii) deliver a properly executed written demand for appraisal to the Company prior to the Special Meeting; (iv) do not vote in favor of the Merger or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery within 120 days after the Effective Time; and (vi) otherwise satisfy all procedural requirements, are entitled, if the Merger is consummated, to receive payment of the fair value of their shares of Company Common Stock as appraised by the Delaware Court of Chancery; provided, however, that if any such holder of Appraisal Shares shall have failed to establish an entitlement to appraisal rights as provided in Section 262 of the DGCL, if any such holder of Appraisal Shares shall have effectively withdrawn a demand for appraisal of such Shares or lost the right to appraisal and payment for his Shares under Section 262 of the DGCL or if neither any holder of Appraisal Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Appraisal Shares within the time provided in Section 262 of the DGCL, such holder will forfeit the right to appraisal of such Shares and each such Share will be treated as if it had been a Share with respect to which no election has been made and had been converted, as of the Effective Time, into a right to receive the Merger Consideration, without interest thereon, from the Surviving Corporation. See "Dissenting Stockholders' Rights" and Annex E.

REGULATORY CONSIDERATIONS

   Under the HSR Act and the rules that have been promulgated thereunder (the "Rules") by the United States Federal Trade Commission (the "FTC"), certain merger transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain applicable waiting periods have expired. The Merger is subject to the requirements of the HSR Act and the Rules. Pursuant to the requirements of the HSR Act, DLJMB filed Notification and Report Forms with respect to the Merger with the Antitrust Division and the FTC on February 20, 1998. The Company filed a Notification and Report Form with respect to the Merger on February 20, 1998. The waiting period applicable to the Merger has terminated. See "Regulatory Considerations."

                                 RISK FACTORS

   Holders of Company Common Stock should carefully consider the following factors, which are described in more detail beginning on page 16, related to the retention of Company Common Stock in connection with their consideration of the Merger. As a result of the Merger (i) the DLJMB Funds will have control of the Company, including the ability to elect a majority of its directors, (ii) there will be a substantial decrease in the liquidity of the Company Common Stock and (iii) the terms of the Merger Financing are expected to subject the Company to significant operating and financial restrictions and to increase substantially the leverage of the Company. The exercise of any warrants and any future grant or sale by the Company of shares of Company Common Stock or options to purchase Company Common Stock to management will dilute the equity percentage ownership of Company stockholders and may result in a decrease in the Company Common Stock book value per share. In certain circumstances described in greater detail herein, it is possible for holders of Company Common Stock who actually or constructively retain ownership of Company Common Stock after the Merger to be subject to dividend treatment for federal income tax purposes with respect to cash received in the Merger. The effects of proration may also result in stockholders receiving consideration which is different from the consideration specified in their respective elections. In addition, the Company's business entails certain risks relating to (i) management and funding of growth; (ii) cyclicality and maturity of the welding industry; (iii) international operations; (iv) competitive pressures; and (v) dependence on key personnel. See "Risk Factors" for a more detailed discussion of the above mentioned risk factors.

                   SUMMARY SELECTED HISTORICAL AND UNAUDITED
                CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA

   The summary historical consolidated financial data for and as of the end of each of the years in the five-year period ended December 31, 1997 set forth below have been derived from the audited consolidated financial statements of the Company and its predecessor.

   The unaudited summary consolidated pro forma financial data of the Company set forth below are based on historical consolidated financial statements of the Company as adjusted to give effect to certain transactions described below and the Merger, including the Merger Financing and the application of the proceeds thereof. The pro forma balance sheet data give effect to the Merger, including the Merger Financing and the application of the proceeds thereof, as if it had occurred on December 31, 1997. The pro forma statement of operations data for the year ended December 31, 1997 give effect to the acquisition of GenSet S.p.A. ("GenSet"), which occurred on January 31, 1997 (the "GenSet Acquisition"), the acquisition of the welding division of Prestolite Power Corporation ("Arcsys"), which occurred on September 26, 1997 (the "Arcsys Acquisition"), the acquisition of certain assets of Woodland Cryogenics, Inc. ("Woodland"), which occurred on November 25, 1997 (the "Woodland Acquisition"), and the Merger, including the Merger Financing and the application of the proceeds thereof, as if they had occurred on January 1, 1997. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The pro forma financial data do not purport to represent what the Company's actual results of operations or actual financial position would have been if the GenSet Acquisition, the Arcsys Acquisition, the Woodland Acquisition and the Merger, including the Merger Financing and the application of the proceeds thereof, had occurred on such dates or to project the Company's results of operations or financial position for any future period or date.

   In 1996 the Company announced plans to sell, and in 1997 consummated the sale of, its wear resistance business and in late 1995 announced its plans to sell, and in 1996 consummated the sale of, its gas containment and floor maintenance businesses. These businesses are accounted for as discontinued operations in the Company's Consolidated Financial Statements. The following data should be read in conjunction with "Unaudited Condensed Consolidated Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto, in each case included elsewhere herein.

                                                                COMPANY                         PREDECESSOR
                                         -------------------------------------------------------------------
                                                    FISCAL YEARS ENDED DECEMBER 31,             FISCAL YEAR
                                         -----------------------------------------------------     ENDED
                                          PRO FORMA                                             DECEMBER 31,
                                             1997       1997       1996      1995     1994(1)       1993
                                         ----------- ---------  --------- ---------  --------   ------------
                                            (IN MILLIONS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING RESULTS DATA(2):
 Net sales..............................   $ 544.2     $ 520.4   $ 439.7    $ 316.8   $258.1      $ 248.3
 Cost of goods sold.....................     338.9       320.0     259.8      176.0    141.1        132.2
 Selling, general and administrative
  expenses..............................     115.0       110.7      95.9       74.7     60.0         57.8
 Amortization of goodwill(3)............       1.7         1.6      83.0       92.9     83.9          4.5
 Amortization of intangibles(4).........       7.0         6.8      12.4       48.4     10.7          8.7
 Net periodic postretirement benefits ..       2.8         2.8       2.7        2.1      2.1          3.6
                                           -------     -------   -------    -------   ------      -------
 Operating income (loss)................      78.8        78.5     (14.1)     (77.3)   (39.7)        41.5
 Interest expense.......................      63.7        45.3      45.7       41.3     39.1         66.9
 Other expense, net(5) .................       5.4         4.7       3.7        4.8      2.0         27.4
 Income (loss) from continuing
  operations available to common(6) ....      (3.8)       15.1     (62.9)    (131.8)   (85.1)       (53.4)
 Income (loss) per share from
  continuing operations(6)(7):
  Basic.................................     (1.18)       1.36     (5.83)    (12.97)   (8.51)          --
  Diluted...............................     (1.18)       1.33     (5.83)    (12.97)   (8.51)          --

CONSOLIDATED BALANCE SHEET DATA:
 Working capital(8).....................   $  97.8     $  88.5   $  67.6    $  52.3   $ 81.5      $  65.8
 Total assets...........................     384.7       354.5     353.4      416.4    627.8        517.5
 Total debt(9)..........................     662.8       358.1     421.3      456.5    497.7        693.3
 Redeemable preferred stock(10).........      50.0          --        --         --       --           --
 Total stockholders' equity (deficit) ..    (481.6)     (162.8)   (185.3)    (132.2)    20.6       (307.9)

CONSOLIDATED CASH FLOW DATA:
 Net cash provided by operating
  activities............................        --     $  15.0   $  21.5    $  31.2   $  5.4      $  36.6
 Net cash provided by (used in)
  investing activities..................        --        36.8      18.7      (15.7)    (1.0)        (7.3)
 Net cash (used in) financing
  activities............................        --       (51.7)    (40.6)     (20.9)    (5.8)       (22.1)

OTHER DATA:
 Adjusted EBITDA(11)....................   $ 103.4     $ 102.1   $  95.7    $  74.6   $ 62.7      $  63.8
 Adjusted EBITDA with cost savings(12) .     113.6          --        --         --       --           --
 Redeemable preferred stock
  dividends(10).........................       6.5          --        --         --       --           --
 Depreciation...........................      13.2        12.5      11.7        8.5      5.7          5.6
 Capital expenditures...................      16.5        16.3      11.4        7.2      8.0          5.0

--------------
(1) Represents the eleven-month period from February 1, 1994, the effective date of the Company's comprehensive financial restructuring under chapter 11 of the United States Bankruptcy Code (the "Restructuring"), through December 31, 1994.
(2) See "The Company--Refocusing Strategy" and the discussion under the caption "Recent Events -- Acquisitions" in Note 2 to the Company's Consolidated Financial Statements for information concerning the Company's business combinations occurring during the periods presented.
(3) In conjunction with the Restructuring, the Company's assets and liabilities were revalued at the effective date thereof. The assets and liabilities were stated at their reorganization value. The portion of the reorganization value not attributable to specific assets was amortized over a three year period.
(4) Includes $33.0 million in 1995 related to the writedown of intangible assets in accordance with Financial Accounting Standards Board Statement No. 121.
(5) During 1993, nonrecurring charges of $18.9 million were recorded resulting from writing off unamortized debt discount and deferred financing costs and other costs related to the Restructuring.
(6) Assuming the warrants to purchase shares of common stock to be issued in connection with the Merger Financing had been issued as of January 1, 1997 with an exercise price of $0.01 per share, the pro forma 1997 income (loss) from continuing operations available to common would have been $(16.0) million and pro forma 1997 income (loss) per share from continuing operations would have been $(4.95) per share.
(7) Per share amounts for periods prior to the Restructuring are not meaningful and, therefore, not presented.
(8)     Excludes net assets of discontinued operations for 1995 and 1996.
(9) For 1993, includes liabilities subject to compromise of $466.2 million.
(10) The Company will issue two million shares of a new series of preferred stock in exchange for an identical number of shares of preferred stock of MergerSub. This new preferred stock, referred to elsewhere herein as Mirror Preferred Stock, will have a liquidation preference of $25 per share, or $50 million in the aggregate, and a quarterly dividend, payable for the first 5 years through increases in the liquidation preference of the Mirror Preferred Stock, at an annual rate of approximately 13%, or $6.5 million in the aggregate. See "Description of Company Capital Stock -- Capital Stock of the Company Following the Merger -- Preferred Stock."
(11) "Adjusted EBITDA" is defined as operating income plus depreciation, amortization of goodwill, amortization of intangibles and net periodic postretirement benefits expense and is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Adjusted EBITDA is also one of the financial measures by which the Company's compliance with its covenants is calculated under its debt agreements. The Company believes that Adjusted EBITDA is a useful supplement to net income (loss) and other consolidated income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. However, the Company's method of computation may or may not be comparable to other similarly titled measures of other companies. In addition, Adjusted EBITDA is not necessarily indicative of amounts that may be available for discretionary uses and does not reflect any legal or contractual restrictions on the Company's use of funds.
(12) Adjusted EBITDA with cost savings represents the pro forma 1997 Adjusted EBITDA plus $10.2 million of anticipated cost savings and operational enhancements. The components of these cost savings and operational enhancements are set forth below:

COST SAVINGS CATEGORY                                          $ IN MILLIONS
---------------------                                          -------------
Vendor rationalization and consolidation.....................      $ 3.0
Manufacturing process and productivity improvements and
 product design changes......................................        1.8
Personnel rationalization and expense reductions.............        1.6
Advertising and trade show expense reductions................        0.5
Aircraft, charter and other travel expense reductions........        2.0
Elimination of the annual sales meeting......................        1.3
                                                                   -----
                                                                   $10.2
                                                                   =====

                        PRICE OF COMPANY COMMON STOCK

   The Company Common Stock is listed and traded on NASDAQ under the symbol "TDHC." The following table shows, for the periods indicated, the high and low sale prices of a share of the Company Common Stock as reported by published financial sources.

                                                        HIGH           LOW
                                                        ----           ---
1996
 First Quarter .....................................  $ 19 1/4      $ 16 1/8
 Second Quarter ....................................    25            18 5/8
 Third Quarter .....................................    22 1/4        20 3/8
 Fourth Quarter ....................................    28 1/2        19

1997
 First Quarter .....................................  $ 28 1/4      $ 24 3/8
 Second Quarter ....................................    31 7/8        25 1/2
 Third Quarter .....................................    31 1/2        27 5/8
 Fourth Quarter ....................................    30 1/2        27 3/4

1998
 First Quarter .....................................  $ 35          $ 28
 Second Quarter* ...................................    34            33 11/32

--------------
*   Through April 21, 1998

   On January 16, 1998, the last full trading day before public announcement of the execution of the Merger Agreement, the closing sale price of the Company Common Stock on NASDAQ was $28 5/8 per share.

   On April 21, 1998, the closing sale price of the Company Common Stock as reported on NASDAQ was $33 7/8 per share.

   Stockholders should obtain current market price quotations for the Company Common Stock in connection with voting their shares.

   The Company has historically not paid any cash dividends on the Company Common Stock and it does not have any present intention to commence payment of any cash dividends. The Company intends to retain earnings to provide funds for the operation and expansion of the Company's business and to repay outstanding indebtedness. The Company's debt agreements contain, and the agreements related to the Merger Financing are expected to contain, certain covenants restricting the payment of dividends on, or repurchases of, Company Common Stock. The Merger Agreement provides that until the Effective Time, the Company will not declare, set aside or pay any dividend or other distribution.

                                  RISK FACTORS

   In addition to the other information set forth herein, stockholders should carefully consider the following information in evaluating the Company and its business before voting on the Merger and making a Stock Election.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   The information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the cutting and welding industry in general and in the Company's specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business; inflation; changes in costs of goods and services; economic conditions in general and in the Company's specific market areas; changes in or failure to comply with federal, state and/or local or foreign government regulations; liability and other claims asserted against the Company; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; labor disturbances; changes in the Company's acquisition and capital expenditure plans; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, stockholders are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

CONTROL BY THE DLJMB FUNDS

   Following the Merger, up to 80.6% of the outstanding shares of Company Common Stock (or 75.7% on a fully diluted basis) will be held by the DLJMB Funds. As a result of their stock ownership, following the Effective Time the DLJMB Funds will control the Company and have the power to elect a majority of its directors, appoint new management and approve any action requiring the approval of the holders of Company Common Stock, including adopting certain amendments to the Company's certificate of incorporation and approving mergers or sales of all or substantially all of the Company's assets. The directors elected by the DLJMB Funds will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The interests of the DLJMB Funds may differ from the interests of other holders of Company Common Stock.

   The general partners of each of the DLJMB Funds are affiliates or employees of DLJ, Inc. DLJ Capital Funding, Inc., which has committed to DLJMB to provide the New Credit Facility in connection with the Merger, is also an affiliate of DLJ, Inc. Donaldson, Lufkin & Jenrette Securities Corporation, which is expected to place the MergerSub Notes and the Operating Co. Notes, is also an affiliate of DLJ, Inc. DLJ Bridge Finance, Inc. which has agreed to provide the Bridge Financing, is also an affiliate of DLJ, Inc.

   The existence of a controlling stockholder of the Company is likely to have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Company Common Stock. A third party would be required to negotiate any such transaction with the DLJMB Funds and the interests of the DLJMB Funds may be different from the interests of other Company stockholders.

EXPECTED DELISTING; LOSS OF LIQUIDITY; REGISTRATION UNDER THE EXCHANGE ACT

   As a result of the Merger, the Company Common Stock is expected to no longer qualify to be listed on NASDAQ, and NASDAQ may unilaterally act to delist the Company Common Stock. It is expected that the Company Common Stock will be delisted upon consummation of the Merger. Whether or not the Company Common Stock is delisted, the volume of Shares traded is expected to decline substantially because of the significant ownership by the DLJMB Funds.

   Upon any delisting, Shares would trade only in the over-the-counter market. Although prices in respect of trades would be published by the National Association of Securities Dealers, Inc. periodically in the "pink sheets," quotes for such Shares will likely not be readily available. As a result, it is anticipated that the Shares would trade much less frequently relative to the trading volume of Company Common Stock prior to the Merger and stockholders may experience difficulty selling Shares or obtaining prices that reflect the value thereof.

   The Company Common Stock is currently registered under the Exchange Act. Registration could be terminated upon application by the Surviving Corporation to the Commission under certain circumstances. The termination of the registration of the common stock of the Surviving Corporation under the Exchange Act would substantially reduce the information required to be furnished by the Surviving Corporation to holders of common stock of the Surviving Corporation and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, certain periodic reporting requirements and certain beneficial ownership reporting requirements, no longer applicable to the Surviving Corporation.

   Notwithstanding the foregoing, the indentures relating to the MergerSub Notes and the Operating Co. Notes to be issued in the Merger Financing will require the Surviving Corporation and the Operating Co., as the case may be, to file with the Commission all reports and other information required to be filed with the Commission by Sections 13(a) or 15(d) of the Exchange Act so long as any of the MergerSub Notes or Operating Co. Notes, as the case may be, are outstanding. There can be no assurance, however, that the Surviving Corporation or the Operating Co., as the case may be, will continue to make such filings if the MergerSub Notes and the Operating Co. Notes are no longer outstanding. The MergerSub Notes and the Operating Co. Notes are anticipated to mature in 2008; however, there can be no assurance that the MergerSub Notes or the Operating Co. Notes, as the case may be, will not be redeemed or otherwise repurchased prior to maturity.

SUBSTANTIAL LEVERAGE; STOCKHOLDERS' DEFICIT; LIQUIDITY

   In connection with consummating the transactions contemplated by the Merger Agreement, MergerSub and Operating Co. will enter into the Merger Financing to (i) fund payment of the cash portion of the Merger Consideration, (ii) pay the Option Cash Proceeds and ESPP Cash Proceeds,
(iii) repay or repurchase certain indebtedness of the Company, (iv) pay the fees and expenses incurred by the Company, Operating Co., MergerSub and DLJMB in connection with the Merger and the Merger Financing and (v) provide for working capital requirements. Although the definitive terms of the Merger Financing have not been finalized as of the date of this Proxy Statement/Prospectus, the Company expects that such terms will include significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. In addition, the New Credit Facility is expected to require the Company to maintain certain debt-to-equity and other financial ratios.

   As of December 31, 1997, after giving pro forma effect to the Merger, including the Merger Financing and the application of the proceeds thereof, the Company would have had (i) total consolidated indebtedness of approximately $662.8 million, (ii) $87.1 million of additional borrowings available under the New Credit Facility and (iii) a stockholder's deficit of $481.6 million. In addition, subject to the restrictions in the New Credit Facility and the indentures governing the MergerSub Notes and the Operating Co. Notes, the Company may incur additional indebtedness from time to time.

   The level of the Company's indebtedness could have important consequences to the Company, including: (i) limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of the Company's cash flow from operations must be dedicated to debt service;
(ii) limiting the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions; (iii) limiting the Company's flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and (iv) exposing the Company to risks inherent in interest rate fluctuations because certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   The Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. The Company anticipates that its operating cash flow, together with borrowings under the New Credit Facility, will be sufficient to meet its anticipated future operating expenses, capital expenditures and to service its debt requirements as they become due. However, if the Company's future operating cash flows are less than currently anticipated, it may be forced, in order to meet its debt service obligations, to reduce or delay acquisitions or capital expenditures, sell assets or reduce operating expenses, including, but not limited to, investment spending such as selling and marketing expenses, expenditures on management information systems and expenditures on new products. If the Company were unable to meet its debt service obligations, it could attempt to restructure or refinance its indebtedness or to seek additional equity capital. There can be no assurance that the Company will be able to effect any of the foregoing on satisfactory terms, if at all. In addition, subject to the restrictions and limitations contained in the agreements relating to the Merger Financing, the Company may incur significant additional indebtedness to finance future acquisitions, which could adversely affect the Company's operating cash flows and its ability to service its indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

POTENTIAL DILUTION OF COMPANY STOCKHOLDERS

   Following the Merger, the Company intends to grant options to purchase additional shares of Company Common Stock to members of the Company's management and employees. The maximum aggregate number of shares of Company Common Stock expected to be reserved for issuance pursuant to stock option plans following the Merger is 500,000, of which approximately 322,966 are expected to be granted to certain members of management and employees upon consummation of the Merger. The exercise price of any options granted pursuant to any such stock option plans may be less than the fair market value of the shares of Company Common Stock. Any such exercise of any stock option will dilute the equity ownership percentage of Company stockholders and the DLJMB Funds and may result in a decrease of the book value of the Company Common Stock per share. It is also expected that certain members of management will purchase shares of Company Common Stock at the time of the Merger. Any such purchases would also dilute the equity ownership percentage of the DLJMB Funds and the Company stockholders. See "The Merger -- Interests of Certain Persons in the Merger." In connection with the Merger, MergerSub intends to issue warrants which will be exercisable for an aggregate amount of up to 353,428 shares of Company Common Stock (or approximately 9.0% of the Company Common Stock on a fully diluted basis). See "The Merger -- Merger Financing." Exercise of such warrants would also dilute the equity percentage ownership of the Company stockholders and may result in a decrease of book value of the Company Common Stock per share.

TAXATION OF STOCKHOLDERS RECEIVING CASH -- POSSIBLE DIVIDEND TREATMENT

   To the extent that a stockholder receives cash and retains shares of Company Common Stock, in certain circumstances such stockholder may be considered, for federal income tax purposes, to receive a dividend distribution up to the amount of such cash. A stockholder whose ownership percentage (after the application of certain constructive ownership rules) of the outstanding voting stock of the Company (and of its outstanding common stock, whether voting or nonvoting) after the Merger (i) is less than 80% of such stockholder's ownership percentage of such outstanding stock of the Company before the Merger and (ii) is less than 50% of the outstanding voting stock of the Company will qualify for sale or exchange treatment rather than dividend treatment. See "The Merger -- Material United States Federal Income Tax Consequences."

CERTAIN PRORATION RISKS

   The election of record holders of Company Common Stock to retain the Stock Election Price or to receive the Cash Election Price pursuant to the Merger is subject to the proration procedures of the Merger Agreement. Accordingly, if the Merger is consummated, stockholders will not necessarily receive the type of consideration specified in their respective elections. See "The Merger -- Possible Effects of Proration."

AUTHORIZATION OF PREFERRED STOCK

   Upon the Effective Time, the Board of Directors of the Company will have the authority under the Company's Amended and Restated Certificate of Incorporation to issue shares of the Company's authorized preferred stock (the "Preferred Stock") in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock. The terms of one such series of Preferred Stock, which is described under the caption "Description of Company Capital Stock -- Capital Stock of the Company Following The Merger," will be fixed as a result of the amendment to the Company's Certificate of Incorporation contemplated by the Merger Agreement. See "Certain Provisions of the Merger Agreement -- Surviving Corporation." The issuance of Preferred Stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Company Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its Preferred Stock other than the Preferred Stock to be issued to the DLJMB Funds at the Effective Time, there can be no assurance the Company will not do so in the future. See "Description of Company Capital Stock -- Capital Stock of the Company Following the Merger."

ACQUISITION GROWTH STRATEGY; MANAGEMENT AND FUNDING OF GROWTH

   The Company has historically pursued an aggressive acquisition strategy, completing six acquisitions from September 13, 1994 to December 31, 1997, and expects to continue to pursue such a strategy to promote its growth. There are various risks associated with pursuing a growth strategy of this nature. Any future growth of the Company will require the Company to manage its expanding domestic and international operations, integrate new businesses and to adapt its operational and financial systems to respond to changes in its business environment, while maintaining a competitive cost structure. The acquisition strategy of the Company will continue to place significant demands on the Company and its management to improve the Company's operational, financial and management information systems, to develop further the management skills of the Company's managers and supervisors, and to continue to retain, train, motivate and effectively manage the Company's employees. The failure of the Company to manage its prior or any future growth effectively could have a material adverse effect on the Company.

   Additionally, the Company's ability to maintain and increase its revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on its ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing acquisitions, satisfying customer contractual requirements and financing infrastructure growth. There can be no assurance the Company will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of the Merger Financing and any future indebtedness) to fund the Company's future growth.

   There also can be no assurance that suitable acquisition candidates will be available or that acquisitions can be completed on reasonable terms.

CYCLICALITY AND MATURITY OF THE CUTTING AND WELDING INDUSTRY

   The cutting and welding industry in the United States is a mature industry that is cyclical in nature. The substitution of plastic, concrete and other materials impacts the use of fabricated metal parts in many products and structures. Increased offshore manufacturing by United States companies has contributed to slow growth rates in the domestic manufacturing industry and in turn has led to slower growth in the United States cutting and welding industry. During periods of economic expansion the cutting and welding industry has grown at double digit rates but has experienced contraction during periods of slowing industrial activity. There can be no assurance that during future periods of economic expansion the cutting and welding industry will experience the same growth rates as it has in the past. Although the Company believes that its exposure to cyclical downturns is moderated by its broad customer base and the diversity of the industries it serves, cyclical downturns could have an adverse effect on period-to-period results.

INTERNATIONAL MARKETS

   The Company's growth strategy includes increasing the marketing of existing products into Europe, Asia, Latin America and other developing economies. However, there can be no certainty that the Company will be successful in its expansion efforts.

   Approximately 42% of the Company's net sales in 1997 (including its United States third party export sales) were made to purchasers located in foreign countries. Because of its foreign operations, the Company's business is subject to the currency risks of doing business abroad, including exchange rate fluctuations and limits on repatriation of funds.

   Additionally, as a result of the current downturn in the Asian economy, there may be a decrease in infrastructure development in the Asian region or an overall worldwide contraction of industrial development. The impact of decreased development could have a material adverse effect on the Company's business, financial condition or results of operations.

   Further, many developing economies have a significant degree of political and economic uncertainty. Social unrest, the absence of trained labor pools and the uncertainty of entering into joint ventures or other partnership arrangements with local organizations have slowed business activities in some large developing economies. The political and economic uncertainties present in these promising growth markets may adversely impact the Company's ability to implement and achieve its foreign growth objectives.

COMPETITION

   The cutting and welding industry is highly competitive. While the Company believes it is one of only a few worldwide broad line manufacturers of both cutting and welding equipment and consumable products, the Company competes in each of its businesses with other broad line manufacturers and numerous smaller competitors specializing in particular products.

   While the Company has historically experienced little direct foreign competition in the United States market, fluctuations in the value of the United States dollar against other currencies would make the United States market more attractive to foreign exporters.

   The Company currently experiences substantial competition in the foreign markets in which it competes.

DEPENDENCE ON KEY PERSONNEL

   The Company's continued success depends, to a large extent, upon the efforts and abilities of key managerial employees, particularly the Company's executive officers. See "Directors and Executive Officers of the Company." The Company currently has employment agreements with two executive officers, Randall E. Curran and James H. Tate. Other than the foregoing employment agreements, there are not currently any employment contracts with the Company's executive officers. Competition for qualified management personnel in the industry is intense. The loss of the services of certain of these key employees or the failure to retain qualified employees when needed could have a material adverse effect on the Company's business, financial condition or results of operations. It is expected that the current executive officers of the Company will enter into employment agreements as of the Effective Time. See "Compensation of Executive Officers and Directors -- Employment Contracts." The Company does not currently maintain key man life insurance.

ENVIRONMENTAL MATTERS

   The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. As a result, the Company is involved from time to time in administrative or legal proceedings relating to environmental matters and has in the past and will continue to incur capital costs and other expenditures relating to environmental matters. Liability under environmental laws may be imposed on current and prior owners and operators of property or businesses without regard to fault or to knowledge about the condition or action causing the liability. The Company may be required to incur costs relating to the remediation of properties, including properties at which the Company disposes waste, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources. The Company is aware of environmental conditions at certain properties which it now or previously owned or leased which are undergoing remediation and the Company has in the past and may in the future be named a potentially responsible party ("PRP") at off-site disposal sites to which it has sent waste.

   The Company believes, based on current information, that any costs it may incur relating to environmental matters will not have a material adverse effect on its business, financial condition or its result of operations. There can be no assurance, however, that the Company will not incur significant fines, penalties or other liabilities associated with noncompliance or clean-up liabilities or that future events, such as changes in laws or the interpretation thereof, the development of new facts or the failure of other PRPs to pay their share will not cause the Company to incur additional costs that could have a material adverse effect on its business, financial condition or results of operations. See "The Company -- Legal Proceedings and Environmental Matters."

FRAUDULENT CONVEYANCE STATUTES

   Various laws enacted for the protection of creditors may apply to the incurrence of indebtedness and other obligations in connection with the Merger as contemplated in the Merger Financing. If a court were to find in a lawsuit by an unpaid creditor or representative of creditors that the Company did not receive fair consideration or reasonably equivalent value for incurring such indebtedness or obligations and, at the time the Company or the Surviving Corporation distributed the Merger Consideration to the holders of shares of Company Common Stock, the Company or the Surviving Corporation
(i) was insolvent; (ii) was rendered insolvent by reason of such incurrence of indebtedness or obligations; (iii) was engaged in a business or transaction for which the assets remaining in the Company constituted unreasonably small capital; or (iv) intended to incur or believed it would incur obligations beyond its ability to pay such obligations as they mature, such court, subject to applicable statutes of limitations, could determine to void the distribution of the Merger Consideration to holders of shares of Company Common Stock and require that such holders return the Merger Consideration (or equivalent amounts) to the Company or the Surviving Corporation or to a fund for the benefit of creditors (including, under certain circumstances, the lenders providing the Merger Financing).

   The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, however, a company would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. On the basis of its historical financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, management believes that, after giving effect to the Merger Financing, the Company will not be rendered insolvent, it will have sufficient capital for the businesses in which it will be engaged and it will be able to pay its debts as they mature. In addition, the obligation of the Company to consummate the Merger is conditioned upon the receipt by the Board of Directors of advice, reasonably satisfactory to the Board, that upon consummation of the Merger and the Merger Financing (i) the Company will not become insolvent; (ii) the Company will not be left with unreasonably small capital; (iii) the Company will not have incurred debts beyond its ability to repay such debts as they mature; and (iv) the capital of the Company will not become impaired. There can be no assurance, however, as to what standard a court would apply in making such determinations.

YEAR 2000

   The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. However, the Company is uncertain as to the extent its customers and vendors may be affected by Year 2000 issues that require commitment of significant resources and may cause disruptions in the customers' and vendors' businesses.

                             THE SPECIAL MEETING

MATTERS TO BE CONSIDERED

   The primary purpose of the Special Meeting is to vote upon a proposal to approve and adopt the Merger Agreement. If the Merger Agreement is approved by the stockholders of the Company, MergerSub will merge with and into the Company and approximately 10,690,283 shares of Company Common Stock currently held by Company stockholders (representing approximately 95.7% of the shares of Company Common Stock presently issued and outstanding) will be converted into cash. The remaining 485,010 shares of Company Common Stock currently held by stockholders will be retained by existing stockholders of the Company. The shares which are to be retained represent approximately 4.3% of the shares of Company Common Stock issued and outstanding prior to the Merger and will represent approximately 15.0% of the shares of Company Common Stock expected to be issued and outstanding immediately after the Merger (or 12.4% on a fully diluted basis).

   If the Merger is approved, 2,608,696 shares of common stock of MergerSub to be purchased by DLJMB will be converted into 2,608,696 shares of Company Common Stock, which will represent approximately 80.6% of the Company Common Stock after the Merger, following the sale of, in the aggregate, up to 141,002 Shares to certain members of senior management of the Company through the Management Share Purchase. See "The Merger -- Merger Financing." Shares to be purchased pursuant to the Management Share Purchase will represent approximately 4.4% of the common stock of the Surviving Corporation (or 3.6% on a fully diluted basis) after the Merger. In addition, MergerSub will issue the MergerSub Notes, up to 2,000,000 shares of preferred stock and warrants that will be exercisable to purchase up to 353,428 shares of common stock of MergerSub at prices yet to be determined, but which will be not less than $0.01 per share. All such warrants will, by their terms, become warrants to purchase shares of Company Common Stock on identical terms following the Effective Time. As a result, following the Effective Time, the warrants will permit the holders thereof to purchase up to an additional 353,428 shares of Company Common Stock which would represent, when exercised, approximately 9.0% of the Company Common Stock (on a fully diluted basis) after the Merger. See "The Merger -- Merger Financing." In addition, DLJMB has proposed to establish a new stock option plan under which approximately 500,000 shares of Company Common Stock will be reserved for issuance upon exercise of options which may be granted to certain officers and employees, of which approximately 322,966 are expected to be granted upon consummation of the Merger.

   If the Merger is approved, the Certificate of Incorporation of the Company will be amended in a form consistent with Exhibit A to the Merger Agreement included as Annex A hereto. Thus a vote in favor of the approval and adoption of the Merger Agreement will constitute a vote in favor of amending such Certificate of Incorporation. As amended, the Certificate of Incorporation will grant the Board of Directors of the Company the authority to issue the Mirror Preferred Stock as well as Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock. If the Merger is approved by the stockholders of the Company, the stockholders will also be asked to transact such other business as properly may come before the meeting. The Board of Directors of the Company is not presently aware of any such other business.

   Immediately after the Effective Time, assuming the sale of 141,002 Shares to management of the Company and full exercise of the warrants described above, there will be approximately 3,588,136 shares of Company Common Stock issued and outstanding. The Merger Agreement (including Exhibit A thereto) is attached to this Proxy Statement/Prospectus as Annex A. See "The Merger," "Certain Provisions of the Merger Agreement" and Annex A. THE BOARD OF DIRECTORS OF THE COMPANY HAS, BY UNANIMOUS VOTE OF THOSE DIRECTORS PARTICIPATING, APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

REQUIRED VOTES

   The affirmative vote of the holders of a majority of the shares of Company Common Stock entitled to vote thereon is required to approve and adopt the Merger Agreement.

   Pursuant to the Voting Agreements, the Significant Stockholders have agreed to vote 5,942,708 Shares owned by them (representing approximately 53.2% of the outstanding Company Common Stock entitled to vote at the Special Meeting), to approve and adopt the Merger Agreement, the Merger, and any other transactions or agreements related to the Merger. Copies of the Voting Agreements appear as Annexes B and C to this Proxy Statement/Prospectus. See "The Merger," "Certain Provisions of the Voting Agreements" and Annexes B and C.

   As of April 9, 1998, directors and executive officers of the Company beneficially owned an aggregate of 45,479 Shares (approximately 0.4% of the outstanding Company Common Stock entitled to vote at the Special Meeting) (excluding Shares beneficially owned by the Significant Stockholders and shares subject to purchase pursuant to options). The directors and executive officers of the Company have indicated that they intend to vote their shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement. See "Security Ownership of Certain Beneficial Owners and Management."

VOTING AND REVOCATION OF PROXIES

   Shares of Company Common Stock that are entitled to vote and are represented by a Proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a Proxy is signed and returned without indicating any voting instructions, shares of Company Common Stock represented by such Proxy will be voted FOR the proposal to approve and adopt the Merger Agreement. The Board of Directors of the Company is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the Proxy. The persons appointed as proxies may not exercise their discretionary voting authority to vote any such Proxy in favor of any adjournments or postponements of the Special Meeting if instruction is given to vote against the approval and adoption of the Merger Agreement.

   Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares of Company Common Stock represented by such Proxy are voted at the Special Meeting by (i) by attending and voting in person at the Special Meeting, (ii) by giving notice of revocation of the Proxy at the Special Meeting, or (iii) delivering to the Secretary of the Company (a) a written notice of revocation or (b) a duly executed Proxy relating to the same Shares and matters to be considered at the Special Meeting, bearing a date later than the Proxy previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a Proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Thermadyne Holdings Corporation, 101 South Hanley Road, Suite 300, St. Louis, Missouri 63105, Attention: Corporate Secretary, and must be received before the taking of the votes at the Special Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

   Only holders of Company Common Stock at the close of business on April 9, 1998, will be entitled to receive notice of (except adjournments and postponements thereof) and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote 11,175,293 shares of Company Common Stock, and there were 342 holders of record. The presence, in person or by proxy, at the Special Meeting of the holders of at least a majority of the votes entitled to be cast at the Special Meeting is necessary to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present for the purposes of determining whether a quorum is present but will not be counted as votes cast in favor of approval and adoption of the Merger Agreement. Because the vote on the Merger Agreement requires the approval of the majority of the votes entitled to be cast by the stockholders of the outstanding shares of Company Common Stock, abstentions and broker non-votes will have the same effect as a negative vote on these proposals.

APPRAISAL RIGHTS

   Each holder of Company Common Stock has a right to dissent from the Merger, and, if the Merger is consummated, to receive "fair value" for his or her shares in cash by complying with the provisions of Delaware law, including Section 262 of the DGCL. The dissenting stockholder must deliver to the

Company, prior to the vote being taken on the Merger Agreement at the Special Meeting, written notice of his or her intent to demand payment for his or her shares if the Merger is effected and must not vote in favor of approval and adoption of the Merger Agreement. The full text of Section 262 of the DGCL is attached as Annex E hereto. See "Dissenting Stockholders' Rights" for a further discussion of such rights and the legal consequences of voting shares of Company Common Stock in favor of the approval and adoption of the Merger Agreement.

SOLICITATION OF PROXIES

   The cost of solicitation of proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited by telephone by officers and directors and a small number of regular employees of the Company who will not be specially compensated for such services. The Company also will request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse such persons for reasonable expenses incurred in that regard.

   ONLY HOLDERS OF COMPANY COMMON STOCK WHO WISH TO MAKE A STOCK ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORM OF ELECTION (AS DEFINED BELOW). HOLDERS OF COMPANY COMMON STOCK WHO DO NOT MAKE A STOCK ELECTION WILL RECEIVE, BY MAIL, LETTERS OF TRANSMITTAL WITH WHICH SUCH STOCK CERTIFICATES SHOULD BE RETURNED AFTER THE EFFECTIVE TIME. HOLDERS WHO DO NOT MAKE A STOCK ELECTION SHOULD THEREFORE NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. SEE "THE MERGER --STOCK ELECTION" AND "--STOCK ELECTION PROCEDURE."

                                   THE MERGER

BACKGROUND OF THE MERGER

   Since the Restructuring in February 1994, the Board of Directors, management of the Company and certain of the Company's significant stockholders have held discussions periodically concerning the Company and possible measures to maximize shareholder value. In addition, the Company has sold its floor maintenance equipment and wear resistance businesses, has made various domestic and international strategic acquisitions of businesses in the Company's core cutting and welding business and has otherwise pursued various cost reduction and other improvements to its business.

   Consistent with such discussions and as a part of the Company's ongoing efforts to maximize shareholder value, the Board of Directors from time to time has evaluated alternative means of increasing the value of Company Common Stock, including business combinations, strategic acquisitions and dispositions and the undertaking of operating, administrative and financial measures. Such ongoing evaluation process included the review of two unsolicited acquisition proposals received by the Company. In May 1996 the Company received a nonbinding proposal from a large industrial concern to acquire the Company. In June 1997 a financial buyer submitted a preliminary indication of interest in acquiring the Company. In both cases, management of the Company and the Board of Directors, in consultation with the Company's financial advisors, evaluated the proposals and concluded that the proposed values did not represent a significant premium over the then-current market prices of the Company Common Stock.

   During the week of October 20, 1997, Peter T. Grauer, a managing director of DLJMB, contacted Randall E. Curran, the Company's Chief Executive Officer, to arrange a meeting to discuss an idea that was initially characterized only as an interesting proposal for the Company to enhance shareholder value and was subsequently disclosed to be DLJMB's potential interest in acquiring the Company. The initial telephone contact between Messrs. Curran and Grauer was brief and no proposal for a transaction was presented, but a subsequent meeting was scheduled to continue the discussions.

   Mr. Grauer and William F. Dawson, Jr., a principal of DLJMB, subsequently met with Mr. Curran and James H. Tate, the Company's Chief Financial Officer, at the Company's offices in St. Louis on November 5, 1997. Topics of discussion at such meeting included the Company and the cutting and welding industry in general, the feasibility of various transaction structures and the interests of the Company in pursuing a potential transaction. At the conclusion of this initial meeting, the parties agreed to continue their discussions regarding a potential transaction and to permit DLJMB access to additional information regarding the Company and its business.

   On November 6, 1997, Mr. Curran informed Charles F. Moran, a member of the Company's Board of Directors and the Chairman of the Board's Executive Committee, of DLJMB's expressed interest in a potential transaction with the Company. Mr. Moran encouraged Mr. Curran to continue his preliminary discussions with DLJMB and requested that Mr. Curran keep him informed of the status of such discussions.

   Subsequent to the initial meeting in St. Louis, DLJMB executed a confidentiality agreement dated November 6, 1997 in connection with the Company's delivery of additional information concerning the Company to DLJMB.

   Thereafter, the Company provided DLJMB with supplemental non-public information and DLJMB continued its internal evaluation of various transaction proposals to present to the Company. On November 13, 1997, a limited group of representatives of the Company and DLJMB met again at the Company's St. Louis offices to continue DLJMB's financial, accounting and legal due diligence with Company management. DLJMB's due diligence investigation of the Company continued thereafter.

   On November 21, 1997, Mr. Curran contacted Talton R. Embry, a member of the Company's Board of Directors and the Managing Director and Chief Investment Officer of Magten Asset Management Corp., one of the Company's principal stockholders. Mr. Curran informed Mr. Embry of DLJMB's potential interest in pursuing a transaction with the Company.

   Also on November 21, 1997, Messrs. Curran and Tate briefly met with representatives of DLJMB in New York City. The principal purpose of the meeting was to inform DLJMB of Mr. Curran's discussion with Mr. Embry.

   On December 15, 1997, Messrs. Curran, Tate, Grauer and Dawson met in DLJMB's offices in New York City to discuss the status of the parties' efforts to date and the potential for continued discussions with the goal of reaching an agreement on a mutually acceptable transaction. At such time, DLJMB expressed a willingness to pursue a transaction to be accounted for as a recapitalization transaction that would require existing Company stockholders to retain approximately 10% of the post-transaction outstanding Company Common Stock. In addition, a price range of $32 to $34 per share in total consideration to be paid in the proposed merger was discussed by DLJMB. DLJMB also indicated that the execution of a voting agreement obligating holders of a significant percentage of the outstanding Company Common Stock to vote in favor of the proposed merger was a condition to their willingness to proceed with the transaction. At this meeting DLJMB indicated their desire to retain management (including members of senior management) of the Company in connection with any potential transaction and described possible employment arrangements, including investment and options structures, to be made available to such management.

   During the week of December 22, 1997, Mr. Curran contacted Gleacher NatWest, the Company's existing financial advisor, to inform them of the status of discussions with DLJMB and seek their assistance in connection with the proposed transaction. Also during this period, Mr. Curran discussed with the remaining members of the Company's Board of Directors the potential for DLJMB's acquisition of the Company.

   On January 8, 1998, Charles G. Phillips, the President of Gleacher NatWest, contacted Mr. Grauer. Messrs. Phillips and Grauer together outlined a proposed timetable and framework for discussions leading to an agreement for a possible transaction, subject to approval by the Board of Directors.

   On the evening of January 8, 1998, representatives of DLJMB began meeting with the Company's broader management team in St. Louis and these meetings continued on January 9. These meetings generally continued DLJMB's due diligence investigation of the Company and consisted principally of presentations from the management teams of the Company's business units.

   The Board of Directors held a special meeting on January 12, 1998 in New York City to discuss the preliminary acquisition proposal being discussed by DLJMB. Each member of the Board was present, together with the Company's General Counsel and certain of the Company's financial and outside legal advisors. The Board was informed by the Company's management and financial advisors of the background of the contact made by DLJMB, the status of the discussions with DLJMB and the terms of the acquisition proposal being discussed by DLJMB. After considering the information provided, the Board of Directors approved the initiation of formal discussions with DLJMB, with a view to the development of a formal acquisition proposal for submission to the Board of Directors. In connection with that determination, the Board designated Messrs. Curran and Moran to represent the Company in its discussions with DLJMB. In addition, the Board of Directors engaged Gleacher NatWest to act as the Company's financial advisor and Weil, Gotshal & Manges llp to act as the Company's legal advisor, in each case in connection with the discussions.

   Counsel for DLJMB circulated an initial draft of the Merger Agreement on January 12, 1998. Negotiations between the Company and DLJMB commenced on January 14, 1998 in New York City and continued through January 17, 1998. During this period, counsel for DLJMB also provided an initial draft of the form of Voting Agreement and the terms of the Voting Agreements were negotiated among the Company, DLJMB and the Significant Stockholders. Subsequent to January 17, 1998, representatives of the Company, DLJMB and the Significant Stockholders proceeded to finalize the Merger Agreement, the Voting Agreements and the related documentation, including the commitment letters related to the financing of the Merger and the transactions contemplated thereby. Throughout these discussions, the representatives of the Company and DLJMB continued the discussion of the economic terms of the DLJMB proposal, but no definitive terms were established. Also during this period, the terms of the possible employment arrangements to be made available to management of the Company were negotiated.

   A meeting of the Company's Board of Directors was called to be held on the afternoon of January 20, 1998, in New York City. The Board was provided with the form of the negotiated Merger Agreement and Voting Agreements and various evaluation material regarding the transactions and economic terms currently under discussion with DLJMB. The Company and DLJMB agreed that their representatives would meet immediately in advance of the scheduled Board meeting to establish the final economic terms of the formal DLJMB proposal for submission to the Company's Board of Directors.

   At 2:00 p.m. on January 20, 1998, representatives of DLJMB met with Messrs. Moran and Phillips to finalize the economic terms of the proposed transaction. At such time, DLJMB conveyed its offer that each outstanding share of Company Common Stock would be converted, at the election of the holder thereof and subject to proration as described below, into either (a) the right to receive $34.50 in cash or (b) the right to retain one share of Company Common Stock. The DLJMB offer required that 485,010 Shares, or approximately 4.3% of the currently outstanding Company Common Stock, be retained by existing Company stockholders and, accordingly, the right to receive cash or retain Shares would be subject to proration to the extent required if stockholders elected to retain a number of Shares greater than or less than 485,010. Mr. Moran agreed that he would convey the offer to the Company's Board of Directors.

   Immediately following the meeting between representatives of the Company and DLJMB, the meeting of the Board of Directors was convened to discuss the proposed transaction with DLJMB. All members of the Board participated either in person or by conference call and, in addition, the Company's General Counsel and representatives of Gleacher NatWest and Weil, Gotshal & Manges llp attended the meeting.

   Messrs. Curran and Moran then updated the Board on the status of negotiations with DLJMB, including a review of the final economic terms of the DLJMB proposal. The Company's outside legal counsel then reviewed at length with the Board the terms and conditions of the proposed Merger Agreement and the proposed Voting Agreements that had been negotiated with the Significant Stockholders. Representatives of Gleacher NatWest also reviewed for the Board the financial and economic terms of the proposed transaction.

   Mr. Moran then informed the Board of the arrangements made between DLJMB and the Company's senior management regarding the terms of their employment and equity participation in the Company following the Merger. See
"--Interests of Certain Persons in the Merger."

   Following discussion of the senior management arrangements, Gleacher NatWest made a detailed presentation to the Board regarding their analysis of the financial and economic terms of the proposed transaction. At the conclusion of such presentation, representatives of Gleacher NatWest provided an oral opinion (which was subsequently confirmed in writing) that, as of such date, the consideration to be received by the holders of Company Common Stock pursuant to the proposed transaction is fair to such holders, from a financial point of view.

   After the presentation from Gleacher NatWest, Messrs. Curran and Tate left the meeting so that outside directors of the Company could discuss and vote upon the proposed transaction. After discussion of such matters as they deemed relevant, the Board of Directors (other than Messrs. Curran and Tate) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company's stockholders, approved the Merger Agreement and the Voting Agreements and the transactions contemplated thereby, including the Merger, and authorized the execution and delivery of the Merger Agreement and the Voting Agreements.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER

   At its meeting on January 20, 1998, the Board of Directors determined that the Merger Agreement is fair to and in the best interests of the stockholders of the Company and recommended that holders of Company Common Stock approve and adopt the Merger Agreement. Such action was taken by the unanimous vote of all members of the Board of Directors, except for Messrs. Curran and Tate who did not participate in the Board's discussion relating to, or its determination to take, such action. Messrs. Curran and Tate, however, concur with the determination of the Board of Directors. As described under

"--Background of the Merger," the Board of Directors was presented with an attractive offer that provided stockholders of the Company with a significant premium to the current market value of their Company Common Stock. The Board of Directors received an opinion from Gleacher NatWest to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the proposed consideration to be received by holders of Company Common Stock in the Merger was fair to such holders from a financial point of view. While no solicitation of other bids had taken place, the decision to enter into the Merger Agreement was based in part on the fact that the offer of DLJMB was substantially in excess of other unsolicited indications of interest previously received by the Company, the belief of the Board of Directors that an open or limited auction would be potentially detrimental to the Company and its business, employees and customer relationships due to the resulting uncertainties regarding the Company's future ownership, the position of DLJMB that the final improved offer submitted by DLJMB was conditioned on the Company's willingness to deal exclusively with DLJMB, and the view of the Board that the terms of the Merger Agreement and the related Voting Agreements entered into with the Significant Stockholders of the Company were reasonable and would not deter competing bids that were materially better to the Company's stockholders. In addition, the Board noted that all existing stockholders of the Company, including the Significant Stockholders who entered into the Voting Agreements and who are not affiliated with MergerSub or the DLJMB Funds, are being treated equally in the Merger. After review and evaluation of all information provided to the Board for its consideration, consideration of the advice provided by the Board's financial and legal advisors, and final discussion and deliberation, the Board concluded that the Merger was the best reasonably available transaction to maximize shareholder value. See "--Background of the Merger."

   THE RECOMMENDATION BY THE BOARD THAT THE COMPANY'S STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT IS NOT, AND SHOULD NOT BE CONSIDERED TO BE, A RECOMMENDATION BY THE BOARD THAT THE STOCKHOLDERS ELECT TO RETAIN OR, ALTERNATIVELY, THAT THE STOCKHOLDERS SELL SHARES, OF COMPANY COMMON STOCK HELD BY THEM IN THE MERGER.

   In its deliberations, the Board of Directors consulted with the Company's legal and financial advisors and considered a number of factors, including without limitation the following principal factors that were material to the Board's decision:

     1. The Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects for the Company, including without limitation the Company's recent and current financial performance and the Board's belief that (i) the value of the Merger Consideration was within the range of values determined by Gleacher NatWest using a discounted cash flow analysis of management's estimates and (ii) the Merger Consideration therefore permitted stockholders of the Company to recognize with certainty the present value of those estimates for at least 95.7% of their shares, whereas without the Merger, the Company's ability to realize such estimates would inherently be subject to significant economic and competitive uncertainties and contingencies beyond the Company's control;

     2. The oral and written presentations of Gleacher NatWest, the fact that none of the unsolicited expressions of interest from potential acquirors since the Company's comprehensive financial restructuring in 1994 had provided a more attractive proposal to the Company's stockholders from a financial point of view, and the Opinion (as defined) of Gleacher NatWest described below. See "--Opinion of Financial Advisor" for a discussion of the factors considered in rendering the Opinion. Such Opinion, which is subject to limitations, qualifications and assumptions, is included as Annex D hereto, and should be read in its entirety;

     3. The terms and conditions of the Merger Agreement, including the absence of any such term or condition that in the view of the Board is unduly onerous or is likely to prevent the consummation of the Merger. The Board considered in particular the "no solicitation" provision of the Merger Agreement, the fees and expense reimbursements payable to MergerSub (which could require payments of up to approximately $23.7 million in the aggregate), the conditions precedent to the payment of such fees and the termination provisions of the Merger Agreement and the terms of the related Voting Agreements entered into with certain Significant Stockholders of the Company. The

    Board sought to balance the interests of DLJMB, which the Board believed had made an attractive acquisition proposal to the Company, in limiting the Company's right to consider other offers, against the Company's ability to obtain a better price for the Company's stockholders. The Board sought to negotiate provisions in the Merger Agreement that would allow it to fulfill its fiduciary duties in the event an unsolicited offer from a third party was received. While the Merger Agreement prohibits the Company from soliciting third-party offers, it does not prohibit the Company from considering unsolicited third-party offers, negotiating with such third parties or furnishing such third parties with information about the Company. Also, the Board negotiated provisions in the Merger Agreement that would permit the termination thereof in the event an offer more favorable from a financial point of view than the DLJMB offer is received from a third-party. The Board concluded that the aggregate amount of such fees and expense reimbursements, which amounted to a maximum of approximately $2.25 per share, would not deter a third-party from making an offer that was materially more favorable to the Company's stockholders;

     4. The fact that the Significant Stockholders, as the holders of a majority of the outstanding shares of Company Common Stock, were willing to agree to vote their Shares in favor of the Merger pursuant to the terms of the Voting Agreements;

     5. The fact that the Merger Agreement requires that the Merger be submitted to the Company's stockholders for approval, which allows for an informed vote of stockholders on the merits of the transaction even though the Significant Stockholders have agreed to vote in favor of the Merger pursuant to the terms of the Voting Agreements, the fact that the Merger Agreement may be terminated if such approval is not obtained and the fact that Delaware law provides that holders of Company Common Stock are entitled to dissent from the Merger and demand payment of the "fair value" of their shares by complying with the applicable requirements of Delaware law;

     6. The experience and success of DLJMB in structuring and closing transactions similar to the Merger and the strength and favorable terms of the financing commitment letters provided or obtained by DLJMB in connection with the transactions contemplated by the Merger Agreement, the terms of which had been reviewed and negotiated by the Company's representatives;

     7. The fact that the consideration to be received by the Company's stockholders in the Merger represents an approximately 20.5% premium over the closing price of Company Common Stock of $28 5/8 per share on January 16, 1998, the last full trading day prior to the announcement of the signing of the Merger Agreement;

     8. The fact that the consideration to be received by the stockholders of the Company in the Merger will consist, in the aggregate, of approximately 95.7% cash and the Board's belief that the value of the equity to be retained by the Company's stockholders was reasonable to stockholders; and

     9. The Board's belief that the Surviving Corporation would be solvent, would not be left with unreasonably small capital and would not have incurred debts beyond its reasonable ability to pay them as they mature. The receipt of an opinion of an independent financial advisor to the Board conforming such belief is a condition to the Company's obligation to consummate the Merger.

   The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. The Board did not consider the "liquidation value" of the Company in its analysis, which the Board believed would be substantially less than the going concern values considered in evaluating the Merger Consideration, nor did it consider the book value of the Company Common Stock, which as of December 31, 1997 was a deficit of approximately $14.59 per share. In that regard, the Board also noted that Gleacher NatWest, the Company's financial advisor, did not consider the "liquidation value" or "book value" of the Company Common Stock in performing their analysis in rendering the Opinion.

   Messrs. Curran and Tate each adopt the analysis of the Board of Diretors set forth above and concur in its determination that the Merger Agreement is fair to and in the best interests of the stockholders of the Company.

OPINION OF FINANCIAL ADVISOR

   The Thermadyne Board of Directors retained Gleacher NatWest to act as the Company's financial advisor in connection with the Merger and related matters. On January 20, 1998, Gleacher NatWest delivered an oral opinion (subsequently confirmed in writing) (the "Opinion") to the Thermadyne Board of Directors to the effect that, as of January 20, 1998, the Merger Consideration was fair to holders of Company Common Stock from a financial point of view. The Opinion was confirmed by a supplemental confirmation dated April 22, 1998.

   THE FULL TEXT OF THE OPINION AND THE SUPPLEMENTAL CONFIRMATION, WHICH SET FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, ARE ATTACHED HERETO AS ANNEX D AND ARE INCORPORATED HEREIN BY REFERENCE. THERMADYNE STOCKHOLDERS ARE URGED TO READ THE OPINION AND THE SUPPLEMENTAL CONFIRMATION CAREFULLY AND IN THEIR ENTIRETY. GLEACHER NATWEST HAS CONSENTED TO THE INCLUSION OF THE OPINION AND THE SUPPLEMENTAL CONFIRMATION IN THIS PROXY STATEMENT/PROSPECTUS. THE SUMMARY OF THE OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

   THE OPINION IS ADDRESSED TO THE THERMADYNE BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMPANY COMMON STOCK AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING OR AS TO ANY OTHER MATTER.

   For the purposes of the Opinion, Gleacher NatWest:

   (i) reviewed the January 19, 1998 draft of the Merger Agreement and certain related agreements;
            reviewed the Company's Annual Reports to Shareholders and Annual Report on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

   (ii) analyzed the market price and trading characteristics of the Company Common Stock for certain recent periods;

   (iii) reviewed certain financial terms, to the extent publicly available, of certain recent acquisition transactions;

   (iv) on an operating and trading basis, compared financial information relating to the Company with published financial information concerning certain companies whose business Gleacher NatWest deemed to be comparable, in whole or in part, to those of the Company;

   (v) reviewed certain projections for the Company (the "Projections"), and considered certain information regarding certain pro forma effects on the Company's capital structure after giving effect to the Merger, in each case prepared by management of the Company;

   (vi) based on the Projections and Gleacher NatWest's discussions with the Company's management, performed a discounted cash flow analysis of the Company; and

   (vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Gleacher NatWest deemed relevant.

   In preparing the Opinion, Gleacher NatWest relied upon the accuracy and completeness in all material respects of all information provided or otherwise made available to Gleacher NatWest by the Company or otherwise, and Gleacher NatWest did not assume any responsibility for independently verifying such information. Gleacher NatWest did not make or obtain an independent evaluation or appraisal of any of the Company's assets, nor has Gleacher NatWest been authorized by the Company to solicit, and Gleacher NatWest has not solicited, any offers to acquire the Company or any of its constituent businesses or any of its securities. With respect to the Projections, as well as information concerning the pro forma financial impact of the Merger on the capital structure of the Company, Gleacher NatWest has been advised by the Company, and has assumed, without independent investiga-tion, that they have been reasonably prepared by the Company, and have been generated on bases reflecting the best currently available information and judgments as to the future financial performance of the relevant businesses, and as to such pro forma effects. In addition, for purposes of rendering the Opinion, Gleacher NatWest assumed that, in the Merger, none of the holders of Company Common Stock would make an election to receive Election Shares and, accordingly, that all of the Company's stockholders would receive in the Merger $33.00 in cash and approximately 0.0435 Election Shares per share of Company Common Stock held.

   The Opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date thereof. Gleacher NatWest has not expressed any opinion as to the actual value of any Election Shares upon the consummation of the Merger or as to what prices such Election Shares may trade subsequent to the Merger. Gleacher NatWest has not been requested to opine to, and the Opinion does not in any manner address, the Company's underlying business decision to effect the Merger.

   For purposes of rendering the Opinion, Gleacher NatWest assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver thereof. Gleacher NatWest also assumed that all material governmental, regulatory or other consents and approvals would be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or in any amendments, modifications or waivers to any documents to which the Company is a party, as contemplated by the Merger Agreement, no restrictions would be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits of the Merger.

   The following is a summary of the material analyses performed by Gleacher NatWest in connection with rendering the Opinion.

   Discounted Cash Flow Analysis. Gleacher NatWest performed a discounted cash flow ("DCF") valuation analysis of the Company. In performing its analysis, Gleacher NatWest used both management's "Base Case" and "Acquisition Case" projections for the Company (the primary difference between the two being that the Acquisition Case assumed one acquisition per year at a cost of $10.1 million, with related impact on operating performance, capital expenditures and working capital). Gleacher NatWest used management's assumptions to generate (i) projections of unlevered free cash flow (i.e., cash flow before financing decisions and interest expense) through 2002 and (ii) a terminal value calculated at the end of 2002 as 2002 estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") multiplied by an exit EBITDA multiple of between 6.75 and 7.75. (This range was selected based on the historical trading range of the Company). The present values of both the unlevered free cash flows and the terminal value were calculated using discount rates of 10.5% to 12.5% (the estimated cost of capital for the Company) to give an Enterprise Value (defined as the price per share multiplied by the sum of the number of shares outstanding and the number of options outstanding plus the liquidation values of any preferred stock, short-term debt, long-term debt and the value of minority interests less cash and equivalents and proceeds from exercisable options) for the firm today and the implied per-share value. Gleacher NatWest's analysis generated a range of $27.75 to $39.94 in the "Base Case" and $27.53 to $39.87 in the "Acquisition Case," with midpoint values of $33.88 and $33.48, respectively.

   Comparable Companies Analysis. Gleacher NatWest reviewed and compared certain financial, operating and stock market information of the Company to selected cutting and welding industry companies, which included: Charter Plc, Dover Corporation, Illinois Tool Works Inc. and Lincoln Electric Company (collectively, the "Selected Companies"). With respect to the Selected Companies, Gleacher NatWest considered, among other things, multiples of Enterprise Value to estimated calendar year 1997 and 1998 EBITDA and earnings before interest and taxes ("EBIT") as well as estimated calendar year 1997 and 1998 price to earnings ("P/E") ratios (based on Wall Street financial analysts' estimates). This analysis indicated that the Selected Companies traded in the following ranges for the following multiples: (i) Enterprise Value to 1997 estimated EBITDA: 5.4x to 13.1x; (ii) Enterprise Value to 1998 estimated

EBITDA: 5.1x to 11.9x; (iii) Enterprise Value to 1997 estimated EBIT: 6.6x to 15.9x; (iv) Enterprise Value to 1998 estimated EBIT: 6.1x to 14.2x; (v) 1997 estimated P/E: 9.7x to 23.7x; and (vi) 1998 estimated P/E: 8.2x to 21.4x. Gleacher NatWest noted that the two most direct cutting and welding comparables to the Company (Charter Plc and Lincoln Electric Company) trade at significantly lower EBITDA, EBIT and earnings per share ("EPS") multiples than do the less comparable, larger members of the Selected Companies.

   Gleacher NatWest noted that the $34.50 per share nominal value of the consideration implied by the Merger implied multiples for the Company as follows: (i) Enterprise Value to 1997 and 1998 estimated EBITDA of 7.9x and 7.6x, respectively, (ii) Enterprise Value to 1997 and 1998 estimated EBIT of 10.5x and 9.3x respectively, and (iii) 1997 and 1998 estimated P/E ratios of 21.2x and 15.1x, respectively.

   Comparable Transaction Analysis. Using publicly available information, Gleacher NatWest reviewed and analyzed certain financial and operating information relating to five selected transactions in the cutting and welding industry ("Gleacher Selected Transactions").

   The Gleacher Selected Transactions analyzed by Gleacher NatWest are as follows: Kennametal, Inc.'s acquisition of Greenfield Industries, Inc.; Thyssen AG's acquisition of Giddings & Lewis, Inc.; BW/IP, Inc.'s acquisition of Durco International, Inc.; L'Air Liquide SA's purchase of Soudure Autogene Francaise (SAF); and Charter Plc's acquisition of Esab AB. With respect to the Gleacher Selected Transactions, Gleacher NatWest considered, among other things, multiples of Enterprise Value to latest twelve months ("LTM") revenues, EBITDA and EBIT, as well as LTM P/E paid. This analysis indicated that the Gleacher Selected Transactions had occurred in the following ranges for the following multiples: (i) Enterprise Value to LTM Revenues of 0.7x to 1.8x; (ii) Enterprise Value to LTM EBITDA of 6.3x to 11.8x; (iii) Enterprise Value to LTM EBIT of 10.5x to 16.7x; and (iv) LTM P/E paid of 16.3x to 27.2x.

   Gleacher NatWest noted that the $34.50 per Share nominal value of the consideration implied by the Merger implied multiples for the Company as follows: (i) Enterprise Value to 1997 estimated revenues of 1.6x; (ii) Enterprise Value to 1997 estimated EBITDA of 7.9x; (iii) Enterprise Value to 1997 estimated EBIT of 10.5x; and (iv) 1997 estimated P/E paid of 21.2x.

   Gleacher NatWest noted the two most directly comparable precedent transactions (L'Air Liquide SA's purchase of Soudure Autogene Francaise (SAF) and Charter Plc's acquisition of Esab AB) were at significantly lower multiples than the other Gleacher Selected Transactions.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Gleacher NatWest believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion and the presentation to the Board of Directors. Gleacher NatWest has not indicated that any of the analyses which it performed had a greater significance from any other. In addition, Gleacher NatWest may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Gleacher NatWest's view of the actual value of the Company.

   In performing its analyses, Gleacher NatWest made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Gleacher NatWest are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Gleacher NatWest's analysis of the fairness of the consideration to the Company's stockholders and were provided to the Board of Directors in connection with the delivery of the Opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. In addition, as described above, the Opinion and presentation to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Merger. Consequently, the Gleacher NatWest analyses described above should not be viewed as determinative of the Board of Directors or management's opinion with respect to the value of the Company.

 Information Concerning the Company's Financial Advisor

   Gleacher NatWest is an internationally recognized investment banking and advisory firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

CERTAIN ESTIMATES OF FUTURE OPERATIONS AND OTHER INFORMATION

   The Company prepared certain nonpublic estimates reflecting management's estimates (the "Base Case Estimates") as to the possible future performance of the Company over the five fiscal years ending in 2002. In addition, the Company prepared alternative estimates (the "Acquisition Case Estimates" and, collectively with the Base Case Estimates, the "Estimates") reflecting management's estimates as to the possible future performance of the Company over the same time period based on the same assumptions as the Base Case Estimates except that the Acquisition Case Estimates assumed that the Company would consummate one business acquisition per year. This information was provided to both DLJMB and to Gleacher NatWest on a confidential basis. The following tables summarize the Estimates:

                             BASE CASE ESTIMATES

                        1998      1999     2000      2001     2002
                        ----      ----     ----      ----     ----
                                       (IN MILLIONS)
Net sales ...........  $552.1    $580.5   $611.9    $645.1   $681.8
Adjusted EBITDA (1)    $106.8    $113.8   $121.6    $130.5   $140.7

                          ACQUISITION CASE ESTIMATES

                        1998      1999     2000      2001     2002
                        ----      ----     ----      ----     ----
                                       (IN MILLIONS)
Net sales ...........  $557.1    $598.0   $642.5    $689.5   $740.6
Adjusted EBITDA (1)    $107.7    $116.8   $126.8    $138.1   $150.8

--------------
(1) For a description of the term "Adjusted EBITDA," see Note 11 to "Summary and Special Factors -- Summary Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data."

   The key assumptions for the Base Case Estimates are as follows: Modest growth of net sales, ranging from 5.2% to 5.7%, is projected, resulting primarily from economic growth together with internal growth strategies such as new product development, international expansion and further penetration of alternate channels of distribution. Adjusted EBITDA growth is projected to range from 4.7% to 7.8%. The Company has projected a slight diminution in its gross margin percentage as new products and revenues through alternate channels typically carry lower margins than the current blended margin of the Company. Other operating expenses are projected to grow with sales, but at a slightly slower rate, as these expenses will increase primarily as a result of inflation. Incremental operating expenses related to new product introductions and increased sales through alternate channels are not projected to be significant.

   The key assumptions for the Acquisition Case Estimates are as follows: Net sales growth ranging from 6.5% to 7.4% exceeds the Base Case Estimates as a result of assumed acquisitions. The projections assume one acquisition annually occurring at the mid-point of each year. Each acquisition is assumed to have base annual sales of $10 million. Projected Adjusted EBITDA growth rates range from 5.6% to 9.2%. Similar to sales, projected growth exceeds the Base Case Estimates as a result of assumed acquisitions. Projected acquisitions assume Adjusted EBITDA as a percentage of sales of approximately 17%.

   THE ESTIMATES REFERRED TO ABOVE WERE PREPARED FOR INTERNAL PLANNING PURPOSES AND NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES ESTABLISHED BY THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. THE ESTIMATES ARE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS SOLELY BECAUSE SUCH INFORMATION WAS PROVIDED TO DLJMB AND GLEACHER

NATWEST. WHILE PRESENTED WITH NUMERICAL SPECIFICITY THESE ESTIMATES ARE BASED UPON NUMEROUS ASSUMPTIONS RELATING TO COMMERCIAL ACCEPTANCE OF THE COMPANY'S PRODUCTS, INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS, THE BUSINESS OF THE COMPANY AND OTHER MATTERS, ALL OF WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE REALIZED; ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE ESTIMATED. SEE "RISK FACTORS." NEITHER THE COMPANY'S AUDITORS NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE FOREGOING ESTIMATES, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE PROSPECTIVE FINANCIAL INFORMATION. THE INCLUSION OF SUCH ESTIMATES HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT DLJMB, MERGERSUB, THE COMPANY OR ANY OTHER PARTY WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS. NONE OF THE COMPANY, DLJMB OR MERGERSUB OR ANY OTHER PARTY INTENDS PUBLICLY TO UPDATE OR OTHERWISE PUBLICLY REVISE THE ESTIMATES SET FORTH ABOVE EVEN IF EXPERIENCE OR FUTURE CHANGES MAKE IT CLEAR THAT THE ESTIMATES WILL NOT BE REALIZED.

   The Estimates do not give effect to the Merger and should be read in conjunction with "Risk Factors," "Unaudited Condensed Consolidated Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ADVANTAGES AND DISADVANTAGES TO STOCKHOLDERS OF THE MERGER; EFFECTS OF THE MERGER ON THE COMPANY

   The Company believes that the principal advantage of the Merger to the stockholders is that they will have the opportunity to receive an attractive value for their shares of Company Common Stock while being offered the opportunity to elect to participate in the growth of the Company through the retention of shares of Company Common Stock (to the extent such retention is not otherwise limited by the terms of the Merger Agreement). See "Risk Factors -- Certain Proration Risks," "--Background of the Merger" and "--Recommendation of the Board of Directors; Reasons for the Merger."

   The Company believes that the principal disadvantages of the Merger to the stockholders are the inability of stockholders to participate at their current ownership levels in the growth of the Company following the Merger due to the possibility of proration, the expected delisting of, and resulting loss of liquidity for, the Company Common Stock to be retained by stockholders, and the potential dilution following the Merger of the equity ownership percentage and book value of the shares of Company Common Stock to be retained by stockholders. See "Risk Factors."

   The principal effects on the Company resulting from the Merger will be that DLJMB will control the Company and have the power to elect a majority of its directors, appoint new management and approve any action requiring the approval of the holders of Company Common Stock (see "Risk Factors -- Control by the DLJMB Funds") and that the terms of the Merger Financing are expected to subject the Company to significant operating and financial restrictions and to substantially increase the leverage of the Company (see "The Merger -- Merger Financing" and "Risk Factors -- Substantial Leverage; Stockholders' Deficit; Liquidity").

MERGER CONSIDERATION

   Subject to certain provisions of the Merger Agreement as described herein with respect to shares of Company Common Stock held by the Company as treasury stock, or owned by MergerSub, and with respect to Appraisal Shares,
(i) each issued and outstanding share of Company Common Stock (other than Stock Electing Shares) will be converted into the right to receive from the Company following the Merger an amount equal to $34.50 in cash and (ii) each issued and outstanding share of Company Common Stock with respect to which an election to retain Company Common Stock has been made and not withdrawn in accordance with the Merger Agreement will be converted into the right to retain one fully paid and nonassessable share of Company Common Stock; provided that the aggregate number of shares of Company Common Stock to be converted into the right to receive the Stock Election Price at the Effective Time shall be equal to 485,010. With respect to certain risks related to continuing to hold Company Common Stock, see "Risk Factors."

   The Merger contemplates that approximately 95.7% of the presently issued and outstanding Shares will be converted into cash and that 485,010 Shares (approximately 4.3% of such Shares) will be retained by existing stockholders. Because 485,010 Shares must be retained by stockholders in the Merger, stockholders who do not elect to retain any Shares may, due to proration, be required to retain some Shares. In addition, stockholders who elect to retain Shares may receive a lesser, prorated number of Shares than such stockholders elected to retain, plus cash, if the aggregate number of Shares elected to be retained exceeds 485,010 Shares.

STOCK ELECTION

   Record holders of Shares will be entitled to make an unconditional Stock Election on or prior to the Election Date (as defined below) to retain the Stock Election Price. If the number of Stock Electing Shares exceeds 485,010 Shares, however, then (i) the number of Stock Electing Shares covered by a holder's Stock Election to be converted into the right to retain Stock Electing Shares will be determined by multiplying the total number of Stock Electing Shares covered by such Stock Election by the Stock Proration Factor and (ii) such number of Stock Electing Shares will be so converted. All Stock Electing Shares, other than those Shares converted into the right to retain Stock Electing Shares as described in the immediately preceding sentence, will be converted into the right to receive the Cash Election Price as if such shares were not Stock Electing Shares.

   If the number of Stock Electing Shares is less than 485,010 Shares, then
(i) all Stock Electing Shares will be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement, (ii) additional shares of Company Common Stock, other than Stock Electing Shares and Appraisal Shares, will be converted into the right to retain Stock Electing Shares, which number of additional shares shall be determined by multiplying the total number of Shares, other than Stock Electing Shares and Appraisal Shares, by the Cash Proration Factor, and (iii) such additional shares of Company Common Stock shall be converted into the right to retain Stock Electing Shares in accordance with the Merger Agreement (on a consistent basis among stockholders who held shares of Company Common Stock as to which they did not make the Stock Election, pro rata to the number of shares as to which they did not make such election). Examples of the effects of the result of a Stock Election are set forth below.

   If a stockholder elects to make a Stock Election and receives cash as a result of the proration procedures described above, such stockholder may receive dividend treatment (rather than capital gain treatment) for any cash received in the Merger as a result of such proration procedures. See "Risk Factors -- Taxation of Stockholders Receiving Cash -- Possible Dividend Treatment." See also "The Merger -- Material United States Federal Income Tax Consequences -- Stockholders Receiving Cash."

   With respect to certain risks related to continuing to hold Company Common Stock, see "Risk Factors."

POSSIBLE EFFECTS OF PRORATION

   The following examples illustrate the potential effects of proration. No fractional shares will be issued; in lieu of fractional shares, stockholders will receive cash.

   A. HOLDER A OWNS 100 SHARES AND DOES NOT ELECT TO RETAIN ANY SHARES.

      1. If other stockholders elect to retain a number of Shares that equals or exceeds 485,010 Shares, then Holder A will receive $3,450 in cash (100 Shares at $34.50 per Share).

      2. If other stockholders elect to retain fewer Shares than 485,010 Shares in the aggregate, then Holder A will not receive cash for all of its 100 Shares and will be required to retain some Shares. In such a case, every stockholder must retain a small number of Shares in order to increase the number of retained Shares to 485,010 Shares. However, even in the case of maximum proration (i.e., no stockholders elect to retain Shares), Holder A will still be assured of receiving at least $3,300 in cash (95.65 Shares at $34.50 per Share) and will retain 4.35 Shares.

   B. HOLDER B OWNS 100 SHARES AND ELECTS TO RETAIN ALL ITS SHARES.

      1. If the stockholders (including Holder B) elect to retain a number of Shares equal to or less than 485,010 Shares, then Holder B will be able to retain all 100 of its Shares.

      2. If the stockholders (including Holder B) elect to retain more Shares than 485,010 Shares in the aggregate, then Holder B will not be able to retain all its Shares and will receive some cash. For example, if stockholders elected to retain 4,000,000 Shares in the aggregate, then each holder, including Holder B, would be able to retain only 12.1% of its Shares in order to reduce the number of retained Shares to 485,010 Shares. Therefore, Holder B would be able to retain only 12.1 Shares (or 12.1% of his 100 Shares) and would receive $3,031.68 in cash (87.87 Shares at $34.50 per Share). In the case of maximum proration (i.e., all stockholders elect to retain their Shares), Holder B would be able to retain only 4.35 Shares and would receive $3,300.00 in cash.

   C. HOLDER C OWNS 100 SHARES AND ELECTS TO RETAIN 50 SHARES AND CONVERT 50 SHARES TO CASH.

      1. In the unlikely event that stockholders (including Holder C) elect to retain exactly 485,010 Shares in the aggregate, then Holder C will be able to retain its 50 Shares and will receive $1,725.00 in cash (50 Shares at $34.50 per Share).

      2. If the stockholders (including Holder C) elect to retain more Shares than 485,010 Shares in the aggregate, then Holder C will not be able to retain all of its 50 Shares. For example, if stockholders elected to retain 4,000,000 shares in the aggregate, then each holder, including Holder C, would be able to retain only 12.1% of its Shares in order to reduce the number of retained Shares to 485,010 Shares. Therefore, Holder C would be able to retain only 6.06 Shares (or 12.1% of its 50 Shares) and would receive $3,240.84 in cash (93.94 Shares at $34.50 per Share). If the stockholders elected to retain more than 4,000,000 Shares in the aggregate, Holder C would receive fewer Shares than in the example above, but would receive a commensurately greater amount of cash.

      3. If the stockholders (including Holder C) elect to retain fewer Shares than 485,010 Shares in the aggregate, then Holder C would be required to retain more than 50 Shares. For example, if stockholders elected to retain 100,000 Shares in the aggregate, then all stockholders must collectively retain an additional 385,010 Shares in order to meet 485,010 Shares. In this example, Holder C would be required to retain an additional 1.74 Shares (for a total of 51.74 Shares) and would receive $1,664.93 in cash (48.26 Shares at $34.50 per Share). The additional 1.74 Shares is calculated by multiplying the 50 Shares Holder C wants to convert to cash by a fraction the numerator of which is the 385,010 additional Shares and the denominator of which is the total number of outstanding shares less the 100,000 Electing Shares. If the stockholders elected to retain fewer than 100,000 Shares in the aggregate, Holder C would receive more shares than in the example above, but would receive commensurately less cash.

   Fractional shares of Company Common Stock will not be issued in the Merger. Holders of Company Common Stock otherwise entitled to a fractional share of Company Common Stock following the Merger will be paid cash in lieu of such fractional Share determined and paid as described under "--Fractional Shares" below.

STOCK ELECTION PROCEDURE

   The form for making a Stock Election (the "Form of Election") is being mailed to holders of record of Company Common Stock together with this Proxy Statement/Prospectus.

   FOR A FORM OF ELECTION TO BE EFFECTIVE, HOLDERS OF COMPANY COMMON STOCK MUST PROPERLY COMPLETE SUCH FORM OF ELECTION, AND SUCH FORM OF ELECTION, TOGETHER WITH ALL CERTIFICATES FOR SHARES OF COMPANY COMMON STOCK HELD BY SUCH HOLDER, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH FORM OF ELECTION), MUST BE RECEIVED BY BANKBOSTON, N.A. (THE "EXCHANGE AGENT") AT ONE OF THE AD-

DRESSES LISTED ON THE FORM OF ELECTION, AND NOT WITHDRAWN, BY 5:00 P.M., EASTERN TIME, ON THE BUSINESS DAY NEXT PRECEDING THE DATE OF THE SPECIAL MEETING (THE "ELECTION DATE").

   ONLY HOLDERS OF COMPANY COMMON STOCK WHO WISH TO MAKE A STOCK ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORM OF ELECTION. HOLDERS OF COMPANY COMMON STOCK WHO DO NOT MAKE A STOCK ELECTION WILL RECEIVE, BY MAIL, LETTERS OF TRANSMITTAL WITH WHICH SUCH STOCK CERTIFICATES SHOULD BE RETURNED AFTER THE EFFECTIVE TIME. HOLDERS WHO DO NOT MAKE A STOCK ELECTION SHOULD THEREFORE NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

   The determinations of the Exchange Agent as to whether or not Stock Elections have been properly made or revoked, and when such election or revocations were received, will be binding.

EFFECTIVE TIME OF THE MERGER

   The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger. The filing of the Certificate of Merger will occur as soon as practicable on or after the closing of the Merger unless another date is agreed to in writing by the Company and MergerSub. Subject to certain limitations, the Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before June 30, 1998. See "Certain Provisions of the Merger Agreement -- Conditions to the Consummation of the Merger" and "--Termination."

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

   The conversion of shares of Company Common Stock (other than Appraisal Shares) into the right to receive cash or the right to retain shares of Company Common Stock following the Merger will occur at the Effective Time.

   As soon as practicable as of or after the Effective Time, the Exchange Agent will send a letter of transmittal to each holder of Company Common Stock (other than holders of Company Common Stock making a Stock Election with respect to all of such holders' shares, who have properly submitted Forms of Election and share certificates to the Exchange Agent). The letter of transmittal will contain instructions with respect to the surrender of certificates representing shares of Company Common Stock in exchange for cash and, under certain circumstances, certificates representing shares of Company Common Stock to be retained in the Merger, or the amount of cash in lieu of any fractional interest in a share of Company Common Stock for which the shares represented by the certificates so surrendered are exchangeable pursuant to the Merger Agreement.

   EXCEPT FOR COMPANY COMMON STOCK CERTIFICATES SURRENDERED WITH A FORM OF ELECTION AS DESCRIBED ABOVE UNDER "--STOCK ELECTION PROCEDURE," STOCKHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

   As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates at such time which prior thereto represented shares of Company Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash, if any, into which the number of shares of Company Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement and a certificate or certificates representing the number of full shares of Company Common Stock, if any, to be retained by the holder thereof pursuant to the Merger Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Company or its transfer agent of certificates representing shares of Company Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of cash and, if appropriate, certificates for retained Company Common Stock. Until surrendered as contemplated by the Merger Agreement, each certificate for shares of Company Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration contemplated by the Merger Agreement. No interest will be paid or will accrue on any cash payable as consideration in the Merger or in lieu of any fractional shares of retained Company Common Stock.

   No dividends or other distributions with respect to retained Company Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of Company Common Stock with respect to the shares of retained Company Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the Merger Agreement until the surrender of such certificate in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing shares of retained Company Common Stock issued in connection therewith, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares as practicable, the amount of any cash payable in lieu of a fractional share of retained Company Common Stock to which such holder is entitled pursuant to the Merger Agreement, (ii) at the time of such surrender, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to all whole shares of retained Company Common Stock and (iii) at the appropriate payment date, the proportionate amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to all whole shares of retained Company Common Stock.

FRACTIONAL SHARES

   No certificates or scrip representing fractional shares of retained Company Common Stock will be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Company after the Merger. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of retained Company Common Stock (after taking into account all shares of Company Common Stock delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares of retained Company Common Stock representing such fractions. Such sale shall be made as soon as practicable after the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

   Pursuant to the Merger Agreement, the Company has agreed to carry on its business and that of its subsidiaries prior to the Effective Time in the ordinary and usual course of business consistent with past practice. See "Certain Provisions of the Merger Agreement -- Certain Pre-Closing Covenants."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

   The obligations of the Company and MergerSub to consummate the Merger are subject to various conditions, including, without limitation, obtaining requisite stockholder approval, the termination or expiration of the relevant waiting period under the HSR Act and the absence of any injunction or other legal restraint or prohibition preventing the consummation of the Merger. See "Certain Provisions of the Merger Agreement -- Conditions to the Consummation of the Merger" and "Regulatory Considerations."

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   Weil, Gotshal & Manges LLP, counsel to the Company, is of the opinion that, except as noted otherwise and to the extent relating to legal conclusions and matters of law, the following are the material United States federal income tax consequences of the Merger to stockholders of the Company. The discussion is limited to the United States federal income tax consequences relevant to a stockholder that is an individual who is a citizen or resident of the United States, a corporation created or organized under the laws of the United States, or any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion applies only to stockholders of the Company holding Shares as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")), and may not apply to stockholders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation. The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. Certain stockholders (including S corporations, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax and broker-dealers) may be subject to special rules not discussed below. The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly on a retroactive basis. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS, ANY RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

 Characterization of the Merger for U.S. Federal Income Tax Purposes

   For U.S. federal income tax purposes, MergerSub will be disregarded as a transitory entity. Although the treatment of the stockholders in connection with such Merger is not entirely clear, the Company intends to take the position that it will be treated as redeeming only that portion of the Company Common Stock that is converted, by reason of the Merger, into the right to receive cash that corresponds to the portion of the Cash Election Price that is paid with the proceeds of indebtedness incurred or assumed by the Company in connection with the Merger, and that the DLJMB Funds will be treated as purchasing that portion of such Company Common Stock that corresponds to the portion of the Cash Election Price paid with the proceeds of equity contributions by DLJMB Funds to MergerSub (the "Part Sale/Part Redemption Treatment"). However, it is not entirely clear how such allocation of the use of equity and debt proceeds should be determined. Alternatively, it is possible that the Company may be treated as redeeming all of the Company Common Stock that is converted, by reason of the Merger, into the right to receive cash (the "Redemption Treatment"). See "--Stockholders Receiving Cash" below for a discussion of the consequences of cash being deemed paid for the redemption of Shares by the Company.

 Stockholders Receiving Cash

   As described more fully below, the United States federal income tax consequences of the Merger with respect to a particular stockholder will depend upon, among other things, (i) whether the stockholder receives any cash proceeds pursuant to the Merger, (ii) the extent to which a stockholder is deemed to have sold its Shares to the DLJMB Funds or is deemed to have had its Shares redeemed by the Company and (iii) whether the deemed redemption of a holder's Shares by the Company will qualify as a sale or exchange under
Section 302 of the Code.

   First, if Part Sale/Part Redemption Treatment is applicable, to the extent that a stockholder is considered to have sold Shares to the DLJMB Funds, such stockholder generally will recognize capital gain or loss equal to the difference between the Cash Election Price with respect to such Shares and the stockholder's adjusted tax basis in such Shares. In the case of noncorporate stockholders, capital gains will be subject to a maximum federal income tax rate of 20% if the stockholder's holding period (through the date of the Merger) in the Shares considered sold to the DLJMB Funds exceeds eighteen months or to a maximum federal income tax rate of 28% if the stockholder's holding period in such Shares exceeds one year but does not exceed eighteen months. Capital gains of a corporate stockholder are subject to United States federal income tax at the rate applicable to ordinary income.

   Second, a stockholder also will recognize capital gain or loss equal to the difference between the Cash Election Price with respect to Shares deemed to be redeemed by the Company (which includes all Shares sold if Redemption Treatment applies, or that portion of the Shares deemed redeemed if Part Sale/Part Redemption Treatment applies) and the stockholder's adjusted tax basis in such Shares, to the extent such deemed redemption by the Company is treated as a sale or exchange under Section 302 of the Code with respect to such stockholder. Under Section 302 of the Code, a deemed redemption by the Company of Shares pursuant to the Merger will, as a general rule, be treated as a sale or exchange if such deemed purchase (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a complete termination of the stockholder's interest in the Company as described in
Section 302(b)(3) of the Code or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

   In determining whether the above Section 302 tests are satisfied, stockholders must take into account Shares that they actually own and any Shares they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Pursuant to these constructive ownership rules, a stockholder is deemed to constructively own all or a proportionate share of any Shares that are owned by certain related individuals or entities and any Shares that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

   The deemed redemption by the Company of a stockholder's Shares will be "substantially disproportionate" with respect to such stockholder if (i) the percentage of outstanding voting stock of the Company actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of outstanding voting stock of the Company actually and constructively owned by such stockholder immediately prior to the Merger, (ii) the percentage of outstanding common stock (whether voting or nonvoting) of the Company actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of outstanding common stock (whether voting or nonvoting) of the Company actually and constructively owned by such stockholder immediately prior to the Merger and (iii) such stockholder actually and constructively owns less than 50% of the outstanding voting stock of the Company immediately after the Merger. Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

   The deemed redemption by the Company of a stockholder's Shares will result in a complete termination of a stockholder's interest in the Company described in Section 302(b)(3) of the Code if either (a) all the stock of the Company actually and constructively owned by the stockholder is sold in the Merger or (b) all the stock of the Company actually owned by the stockholder is sold in the Merger and the stockholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all stock of the Company which otherwise would be considered to be constructively owned by such stockholder.

   Even if the deemed redemption by the Company of a stockholder's Shares fails to satisfy the "substantially disproportionate" test or the complete termination test described above, the deemed purchase by the Company of a stockholder's Shares may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's sale of Shares in the Merger results in a "meaningful reduction" in such stockholder's proportionate interest in the Company Common Stock. Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend" will depend upon such stockholder's facts and circumstances. Stockholders should consult with their own tax advisors as to the application of this test in their particular situations.

   If a stockholder cannot satisfy any of the three tests described above and to the extent the Company has sufficient current and/or accumulated earnings and profits (as determined for federal income tax purposes), such stockholder will be treated as having received a dividend which will be includible in gross income (and treated as ordinary income) in an amount equal to the cash received in respect of the purchase by the Company of such stockholder's Shares (without regard to gain or loss, if any).

   In the case of a corporate stockholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the dividends-received deduction (generally 70%). The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case a corporate stockholder's adjusted tax basis in the Shares would be reduced (but not below zero) by the amount of the nontaxed portion of such dividend, and under recently enacted legislation any amount of the nontaxed portion of the extraordinary dividend in excess of the corporate stockholder's adjusted tax basis will be subject to current taxation as gain from the sale or exchange of such stock. Corporate stockholders not qualifying for sale or exchange treatment are urged to consult their own tax advisors as to the availability of the dividends received deduction and the effect of Section 1059 of the Code on the treatment of cash received in the Merger.

 Stockholders Retaining Stock and Receiving No Cash

   The Merger will have no U.S. federal income tax consequences for stockholders who retain their Shares and receive no cash. Accordingly, a stockholder will not recognize any gain or loss on any Shares retained by such stockholder.

 Stockholders Retaining a Portion of Their Stock and Receiving Cash

   To the extent that a stockholder elects to retain a portion of his or her Shares and exchange a portion of his or her Shares for cash, or to the extent a stockholder is prorated into receiving cash in exchange for some portion of his or her Shares, the tax treatment of the stockholder's receipt of such cash will be the same as set forth above under "--Stockholders Receiving Cash."

   As described above under "--Stockholders Retaining Stock and Receiving No Cash," the Merger will have no U.S. federal income tax consequences to a stockholder (and, thus, a stockholder will not recognize any gain or loss as a result of the Merger), to the extent such stockholder retains, or is prorated into Shares. However, as described more fully above under "--Stockholders Receiving Cash," a stockholder's retention of Shares may, under certain circumstances, cause the cash received by such stockholder pursuant to the Merger to be treated as a dividend for U.S. federal income tax purposes.

 Backup Withholding

   Payments in connection with the Merger may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if the stockholder (a) fails to furnish his social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his correct number and that he is not subject to backup withholding. Any amounts withheld from a payment to a stockholder under the backup withholding rules will be allowed as a credit against such stockholder's federal income tax liability, provided that the required information is provided to the Internal Revenue Service. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualification for exemption from withholding and the procedure for obtaining such exemption.

   THOUGH THE FOREGOING ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF SHARES PURSUANT TO THE MERGER.

ACCOUNTING TREATMENT

   The Merger will be accounted for as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities will not be affected by the transaction.

EFFECT ON STOCK OPTIONS AND EMPLOYEE BENEFIT MATTERS

   At the Effective Time, all outstanding Options, whether vested or not, will be canceled. As soon as practicable as of or after the Effective Time, the holders of Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $34.50 over the exercise price of such Option and (y) the number of shares of Company Common Stock subject to such Option.

   At the Effective Time, rights to purchase shares of Company Common Stock with previously withheld funds under the ESPP will be canceled. In lieu thereof, the funds paid by the participants in the ESPP will become an asset of the Company and participants in the ESPP will receive a cash payment in the amount equal to the product of the number of shares of Company Common Stock subject to purchase by each participant thereunder and $34.50. As of the Effective Time, shares of Company Common Stock subject to purchase under the ESPP are not expected to exceed 65,000.

   Prior to the Effective Time, the Company will (i) obtain any consents from holders of Options to purchase shares of Company Common Stock granted under the Company's option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements necessary to effect the cancellation, payment or conversion of the Options. Payment may be withheld in respect of any Option until necessary consents are obtained.

   Following the Effective Time, the Company will honor obligations incurred prior to the Effective Time under all of the Company's existing employee benefit plans and arrangements. In addition, for a period of at least one year after the Effective Time, the Company will continue to provide benefits to its employees which, in the aggregate, will be comparable to those provided to the Company's employees prior to the Effective Time.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

   Certain directors and executive officers of the Company have certain interests in the Merger that are in addition to the interests of the Company's stockholders generally. The Board of Directors is aware of the interests described below and considered them in addition to the other matters described under "The Merger -- Recommendation of the Board of Directors; Reasons for the Merger."

   Certain officers of the Company, including the Chairman of the Board, have change of control and employment retention agreements with the Company that could provide them with certain benefits in the event of termination of their employment after consummation of the Merger.

   Current officers of the Company are expected to continue to be employed by the Company in their existing capacities following consummation of the Merger. In addition, Mr. Curran, the Chief Executive Officer of the Company, and Mr. Tate, the Chief Financial Officer of the Company, will continue to serve as members of the Company's Board of Directors following consummation of the Merger.

   MergerSub has agreed with certain executive officers of the Company to enter into employment agreements and related arrangements with certain members of the senior management ("Senior Management") of the Company, effective at the closing of the transactions contemplated under the Merger Agreement. The new employment agreements will be on substantially the same terms and conditions as the current employment agreements of the Company's chairman and chief executive officer, except that, among other things, the agreements will provide that the base salary and bonus percentage level for any such executive will be no less than the current base salary and bonus percentage level set for such executive and that upon a constructive termination without cause of such executive's employment (which includes, among other things, reductions of compensation, title, position or duties), such executive will be entitled to receive such executive's then current salary and other benefits through the termination date of the agreement.

   DLJMB has agreed that certain members of senior management will be offered the opportunity to purchase, in the aggregate, up to 141,002 shares of common stock of the Surviving Corporation for approximately $4.9 million, which will be partially financed with the Management Loans. Further, DLJMB has also agreed that at the Effective Time, the Company will establish a new stock option plan under which up to 500,000 shares of Company Common Stock will be reserved for issuance upon exercise of options, of which approximately 322,966 are expected to be granted to certain officers and employees upon consummation of the Merger.

   At the Effective Time, all Options will be canceled and the holders of such Options will receive the Option Cash Proceeds in lieu of the Merger Consideration. As of April 9, 1998, Options to purchase approximately 1,033,668 shares of Company Common Stock were outstanding. The Company estimates that the aggregate amount of the Option Cash Proceeds will be approximately $18.1 million. At the Effective Time, rights to purchase shares of Company Common Stock with previously withheld funds under the ESPP will be canceled. In lieu thereof, participants in the ESPP will receive the ESPP Cash Proceeds and the funds paid by participants in the ESPP will become an asset of the Company. As of the Effective Time, shares of Company Common Stock subject to purchase under the ESPP are not expected to exceed 65,000. The Company estimates that the aggregate amount of ESPP Cash Proceeds will not exceed $2.2 million. Accordingly, holders of Options and participants in the ESPP will not be subject to proration.

   Pursuant to the Merger Agreement, the Company has agreed for six years after the Effective Time to indemnify all present directors and officers of the Company and, subject to certain limitations, to maintain for six years a directors' and officers' insurance and indemnification policy containing terms and conditions which are not less advantageous to the directors and officers than any such policy which may be in effect prior to the Effective Time. See "Certain Provisions of the Merger Agreement -- Indemnification and Insurance."

   Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of DLJ, Inc., is expected to receive a fee of $4 million in cash from MergerSub upon consummation of the Merger for advisory services provided to MergerSub. In addition, Donaldson, Lufkin & Jenrette Securities Corporation is expected to receive customary placement fees in connection with the Merger Financing, which are expected to be approximately $19 million.

STOCKHOLDERS' AGREEMENT

   DLJMB has proposed that a Stockholders Agreement (the "Stockholders' Agreement") be entered into at the Effective Time between the Company, the DLJMB Funds and the members of management who own shares of Company Common Stock (the "Management Shareholders"). It is expected that the terms of the Stockholders' Agreement will restrict transfers of the shares of Company Common Stock by the Management Shareholders, permit the Management Shareholders to participate in certain sales of shares of Company Common Stock by the DLJMB Funds, require the Management Shareholders to sell shares of Company Common Stock in certain circumstances should the DLJMB Funds choose to sell any such shares owned by the DLJMB Funds and provide for certain registration rights on customary terms.

NASDAQ LISTING

   For at least three years after the Effective Time, subject to certain exceptions, MergerSub has agreed not to take any action to have the Company Common Stock, which is currently traded on NASDAQ, delisted. It is likely that NASDAQ will delist the Company Common Stock after the Merger. See "Risk Factors -- Expected Delisting; Loss of Liquidity; Registration Under the Exchange Act." The Company is not required to take any affirmative action to prevent the Company Common Stock from being delisted by NASDAQ if the Company Common Stock ceases to meet the applicable listing requirements.

RESALE OF COMPANY COMMON STOCK FOLLOWING THE MERGER

   The Company Common Stock to be retained in connection with the Merger will be freely transferable, except that shares of Company Common Stock retained by any stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover sales of Company Common Stock retained by any person who may be deemed to be an affiliate of the Company.

MERGER FINANCING

   In order to fund the payment of the cash portion of the Merger Consideration, the Option Cash Proceeds and the ESPP Cash Proceeds, refinance and/or retire certain outstanding indebtedness of the Company and pay fees and expenses incurred in connection with the Merger, MergerSub expects to raise approximately $140 million through the issuance to the DLJMB Funds of approximately 2,608,696 shares of common stock of MergerSub, 2,000,000 shares of preferred stock of MergerSub and warrants to purchase up to 353,428 shares of common stock of MergerSub at an exercise price of not less than $0.01 per share and approximately $95 million through the issuance of the MergerSub Notes. The number of warrants to be purchased by the DLJMB Funds will be reduced by the number of warrants (if any) that may be issued to purchasers of MergerSub Notes. See "Description of Company Capital Stock -- Capital Stock of the Company Following the Merger" for a description of the anticipated provisions of the warrants and preferred stock of MergerSub. At the Effective Time, the proceeds from the sale of such securities will become an asset of the Company, each share of common stock of MergerSub will become a share of Company Common Stock, each share of preferred stock of MergerSub will become a share of preferred stock of the Company, each warrant to acquire common stock of MergerSub will by its terms become exercisable for an equal number of shares of Company Common Stock and the Company will succeed to the obligations of MergerSub with respect to the MergerSub Notes. In addition, Operating Co. expects to raise up to $635 million through the issuance of the Operating Co. Notes and through the New Credit Facility. In addition, immediately following the Effective Time, certain members of senior management will be offered the opportunity to purchase, in the aggregate, up to 141,002 shares of common stock of the Surviving Corporation through the Management Share Purchase for $4.9 million. The Management Share Purchase is expected to be financed, in part, through $3.6 million of Management Loans provided by the Company. On January 20, 1998, DLJMB Inc. received an executed commitment letter from Donaldson Lufkin & Jenrette Securities Corporation and DLJ Capital Funding, Inc. pursuant to which DLJ Capital Funding, Inc. committed to provide the New Credit Facility, which will be syndicated by Donaldson Lufkin & Jenrette Securities Corporation. The commitment is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such commitment. As of the date of this Proxy Statement/Prospectus, the terms of the New Credit Facility, the Operating Co. Notes and the MergerSub Notes have not yet been finalized.

   In the event the issuance of the MergerSub Notes and the Operating Co. Notes is impracticable or inadvisable, DLJMB has received an executed commitment letter from DLJ Bridge Finance, Inc. to provide the Bridge Financing in the form of senior subordinated increasing rate notes issued by Operating Co. and senior pay-in-kind increasing rate notes issued by MergerSub that would collectively provide up to $300 million of gross proceeds. The Bridge Financing will be subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such Bridge Financing.

DEBT TENDER; CONSENT SOLICITATION

   The consummation of the Merger and the transactions contemplated thereby, including the Merger Financing, are prohibited by the covenants contained in the indentures related to the Company's outstanding 10.25% Senior Notes due May 1, 2002, of which the current outstanding principal balance is $99.3 million (the "Outstanding Senior Notes"), and its 10.75% Senior Subordinated Notes due November 1, 2003, of which the current outstanding principal balance is $179.3 million (the "Outstanding Subordinated Notes"). In order to consummate the Merger and the transactions contemplated thereby the Company must either redeem or repurchase the Outstanding Senior Notes and Outstanding Subordinated Notes or obtain the requisite consents to amend the provisions in the related indentures that would prohibit such transactions.

   At the Effective Time, the Company has agreed to call for redemption and redeem all of the Outstanding Senior Notes. In addition, prior to the Effective Time, the Company expects to make a tender offer and consent solicitation to all holders of the Outstanding Senior Notes and to all holders of the Outstanding Senior Subordinated Notes for the purchase of all of the Outstanding Senior Notes and all of the Outstanding Subordinated Notes, respectively (and the amendment of the related indentures to eliminate certain financial covenants contained therein). The scheduled expiration time for the tender offers and consent solicitations will be shortly prior to the Effective Time, and subject to the conditions set forth in the tender offers, the Company will purchase all Outstanding Senior Notes and Outstanding Subordinated Notes validly tendered thereunder.

CONVERSION OF MERGERSUB STOCK

   In the Merger, each share of common stock of MergerSub issued and outstanding immediately prior to the Effective Time will be converted into one share of Company Common Stock. As a result of the Merger, the DLJMB Funds will hold 2,608,696 shares, or approximately 80.6% (or 75.7% on a fully diluted basis) of the shares of Company Common Stock expected to be outstanding after the Merger.

                  CERTAIN PROVISIONS OF THE MERGER AGREEMENT

   The following summarizes the material provisions of the Merger Agreement which appears as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

   The Merger Agreement provides that as soon as practicable after satisfaction or, to the extent permitted under the Merger Agreement, waiver of all conditions to the Merger, the Company and MergerSub will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerSub, all as provided under the DGCL.

   At the Effective Time (a) each Share held by the Company as treasury stock or owned by MergerSub immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto; (b) each share of common stock, par value $0.01 per share, of MergerSub ("MergerSub Common Stock") outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted; (c) each share of preferred stock, par value $0.01 per share, of MergerSub ("MergerSub Preferred Stock"), if any, outstanding immediately prior to the Effective Time will be converted into and become one share of preferred stock of the Surviving Corporation with the same rights, powers and privileges as the shares of preferred stock so converted; (d) each outstanding warrant to purchase shares of MergerSub common stock (each, a "MergerSub Warrant") will be automatically amended to constitute a warrant to acquire shares of common stock of the Surviving Corporation on the same terms and conditions as the MergerSub Warrant; and (e) each share of Company Common Stock (each, a "Share") outstanding immediately prior to the Effective Time will, except as otherwise provided with respect to Shares as to which appraisal rights have been exercised and subject to the provisions for proration described under the heading "--Proration of Election Price," contained herein, be converted into the following (the "Merger Consideration"): (i) for each such Share with respect to which an election to retain Company Common Stock has been effectively made and not revoked or lost or is deemed to have been made ("Stock Electing Shares"), the right to retain one share of Company Common Stock (the "Stock Election Price"), and (ii) for each such Share other than Stock Electing Shares, the right to receive in cash from MergerSub an amount equal to $34.50 (the "Cash Election Price").

ELECTIONS

   Each person who, on or prior to the Election Date referred to below, is a record holder of Shares will be entitled, with respect to such Shares, to make an unconditional election on or prior to such Election Date to retain the Stock Election Price (a "Stock Election"), on the basis hereinafter set forth. "Election" means a Stock Election.

   MergerSub will prepare and mail a form of election, which form will be subject to the reasonable approval of the Company (the "Form of Election"), with the Company Proxy Statement (as defined in the Merger Agreement) to the record holders of Shares as of the record date for the stockholder meeting called for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger (the "Company Stockholder Meeting"). Such Form of Election shall be used by each record holder of Shares who makes an Election with respect to any or all its Shares. The Company will use its best efforts to make the Form of Election and the Company Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date referred to below. Any such holder's Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "Election Date") next preceding the date of the Company Stockholder Meeting, a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three NASDAQ trading days after the date of execution of such guarantee of delivery).

   Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Company Proxy Statement, if (and to the extent that) the Exchange Agent is legally required to permit revocations, and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election will automatically be revoked if the Exchange Agent is notified in writing by MergerSub or the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such Form of Election relates will be promptly returned to the stockholder submitting the same to the Exchange Agent.

   The determination of the Exchange Agent will be binding as to whether or not Elections have been properly made or revoked with respect to Shares and when Elections and revocations were received by it. If the Exchange Agent determines that any Election either (x) was not properly made or (y) was not submitted to or received by the Exchange Agent with respect to any Shares, such Shares will be converted into Merger Consideration in accordance with clause (e) under the heading "--The Merger," contained herein. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated below, and any such computation shall be conclusive and binding on the holders of Shares. See "--Proration of Election Price." The Exchange Agent may, with the mutual agreement of MergerSub and the Company, make such rules as are necessary or desirable fully to effect such elections.

PRORATION OF ELECTION PRICE

   Subject to the cancellation of each Share held by the Company as treasury stock or owned by MergerSub, or Appraisal Shares, the number of Shares to be converted into the right to retain Company Common Stock at the Effective Time (the "Stock Election Number") shall be 485,010.

   If the number of Stock Electing Shares exceeds the Stock Election Number, then the Stock Electing Shares for each Stock Election will be converted into the right to retain the Stock Election Price or the right to receive the Cash Election Price in the following manner: (i) a stock proration factor (the "Stock Proration Factor") shall be determined by dividing the Stock Election Number by the total number of Stock Electing Shares; (ii) the number of Stock Electing Shares covered by each Stock Election to be converted into the right to retain the Stock Election Price will be determined by multiplying the Stock Proration Factor by the total number of Stock Electing Shares covered by such Stock Election; and (iii) each Stock Electing Share, other than any Shares converted into the right to receive the Stock Election Price in accordance with clause (ii) above, shall be converted into the right to receive the Cash Election Price as if such shares were not Stock Electing Shares in accordance with the terms of clause (e)(ii) under the heading "--The Merger," contained herein.

   If the number of Stock Electing Shares is equal to the Stock Election Number, then all Stock Electing Shares shall be converted into the right to receive the Stock Election Price in accordance with the terms of clause
(e)(i) under the heading "--The Merger," contained herein, and all Shares other than Stock Electing Shares, Shares held by the Company as treasury stock or owned by MergerSub and Dissenting Shares shall be converted into the right to receive the Cash Election Price.

   If the number of Stock Electing Shares is less than the Stock Election Number, then: (i) all Stock Electing Shares shall be converted into the right to receive the Stock Election Price in accordance with clause (e)(i) under the heading "--The Merger," contained herein; and (ii) such number of Shares with respect to which a Stock Election is not in effect, excluding Shares held by the Company as treasury stock or owned by MergerSub and Appraisal Shares ("Non-Electing Shares"), shall be converted into the right to retain the Stock Election Price (and a Stock Election shall be deemed to have been made with respect to such Shares) in accordance with clause (e) (i) under the heading "--The Merger," contained herein, in the following manner: (A) a cash proration factor (the "Cash Proration Factor") shall be determined by dividing (x) the difference between the Stock Election Number and the number of Stock Electing Shares, by (y) the total number of Non-Electing Shares; and (B) the number of Non-Electing Shares of each stockholder to be converted into the right to retain the Stock Election Price shall be determined by multiplying the Cash Proration Factor by the total number of Non-Electing Shares of such stockholder so that the aggregate number of Stock Electing Shares and Non-Electing Shares converted into such right equals the Stock Election Number.

SURRENDER AND PAYMENT

   As soon as reasonably practicable as of or after the Effective Time, MergerSub will deposit with the Exchange Agent, for the benefit of the holders of Shares, for exchange, the Merger Consideration. For purposes of determining the Merger Consideration to be made available, MergerSub will assume that no holder of Shares will perfect his right to appraisal of his Shares. Promptly after the Effective Time, MergerSub will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

   Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. Until so surrendered, each such certificate will, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration. No interest will be paid or will accrue on any cash payable as Merger Consideration or in lieu of any fractional shares of Company Common Stock.

   If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it will be a condition to such payment that the certificate or certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment will pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

   After the Effective Time, there will be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they will be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in the Merger Agreement.

   Any portion of the Merger Consideration made available to the Exchange Agent that remains unclaimed by the holders of Shares six months after the Effective Time will be returned to MergerSub, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with the terms of the Merger Agreement prior to that time will thereafter look only to MergerSub for payment of the Merger Consideration in respect of his Shares. Notwithstanding the foregoing, MergerSub will not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) will, to the extent permitted by applicable law, become the property of MergerSub free and clear of any claims or interest of any person previously entitled thereto.

   Any portion of the Merger Consideration made available to the Exchange Agent to pay for Shares for which appraisal rights have been perfected will be returned to MergerSub, upon demand.

   No dividends or other distributions with respect to Company Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for Shares with respect to the shares of Company Common Stock represented thereby and no cash payment in lieu of fractional shares will be paid to any such holder until the surrender of such certificate. Subject to the effect of applicable laws, following surrender of any such certificate, there will be paid to the holder of the certificate representing whole shares of Company Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares (as defined below) as practicable, the amount of any cash payable in lieu of a fractional share of Company Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to all whole shares of Company Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to all whole shares of Company Common Stock.

   Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such shares in favor of the Merger, who will have delivered a written demand for appraisal of such Shares in the manner provided by the DGCL and who, as of the Effective Time, will not have effectively withdrawn or lost such right to appraisal will not be converted into a right to receive the Merger Consideration. The holders of the Appraisal Shares thereof will be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of Appraisal Shares who becomes entitled to payment for such Shares pursuant to Section 262 of the DGCL will receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Appraisal Shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the DGCL, (ii) if any such holder of Appraisal Shares shall have effectively withdrawn his demand for appraisal of such Shares or lost his right to appraisal and payment for his Shares under
Section 262 of the DGCL or (iii) if neither any holder of Appraisal Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Appraisal Shares within the time provided in Section 262 of the DGCL, such holder will forfeit the right to appraisal of such Shares and each such Share will be treated as if it had been a Non-Electing Share and had been converted, as of the Effective Time, into a right to receive the Merger Consideration, without interest thereon, from the Surviving Corporation. The Company will give MergerSub prompt notice of any demands received by the Company for appraisal of Shares, and MergerSub will have the right to participate in all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of MergerSub, make any payment with respect to, or settle or offer to settle, any such demands.

   Immediately prior to the Effective Time, each outstanding Option will be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options will receive, with respect to each Option, a cash payment in an amount equal to the product of
(x) the excess, if any, of $34.50 over the exercise price of such Option multiplied by (y) the number of Shares subject to such Option. Prior to the Effective Time, the Company will (i) obtain any consents from holders of options to purchase Shares granted under the Company's stock option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated above. Notwithstanding the foregoing, payment may be withheld in respect of any Option until necessary consents are obtained.

   No certificates or scrip representing fractional shares of Company Common Stock will be issued upon the surrender for exchange of certificates representing Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation.

   Each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Common Stock (after taking into account all Shares delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares (the "Excess Shares") of Company Common Stock representing such fractions. Such sale will be made as soon as practicable after the Effective Time.

THE SURVIVING CORPORATION

   The certificate of incorporation of the Company in effect immediately prior to the Effective Time will be amended as of the Effective Time, in accordance with the terms set forth as Exhibit A to the Merger Agreement, which is attached hereto as Annex A, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of MergerSub in effect at the Effective Time will be the bylaws of the Surviving Corporation until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law (a) the directors of MergerSub at the Effective Time will be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. See "Management Following the Merger."

REPRESENTATIONS AND WARRANTIES

   The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters;
(b) the authorization, execution, delivery, performance and enforceability of the Merger Agreement; (c) the Company's capital structure; (d) documents filed by the Company with the Commission and the accuracy of information contained therein; (e) the Company's financial statements; (f) the accuracy of information supplied by the Company in connection with this Proxy Statement; (g) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Company and the absence of material undisclosed liabilities; (h) pending or threatened material litigation; (i) filing of tax returns and payment of taxes; (j) benefit plans and other matters relating to ERISA and employment matters; (k) certain labor matters and compliance with applicable laws; (l) possession of required permits; (m) brokers' fees and expenses; (n) receipt of an opinion of the Company's financial advisor; (o) recommendation of the Board of Directors with respect to the Merger Agreement and the Merger; (p) amendment of the Rights Agreement to ensure that it would not be triggered by the Agreement or the consummation of the Merger; (q) ownership of or rights to use Company intellectual property; (r) the inapplicability of certain restrictions of
Section 203 of the DGCL; and (s) compliance with environmental laws.

   The Merger Agreement also contains customary representations and warranties of MergerSub relating to, among other things, (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (c) the accuracy of information supplied by MergerSub in connection with this Proxy Statement; (d) brokers' fees and expenses; (e) financing commitments in connection with the Merger; and (f) MergerSub's capital structure.

CERTAIN PRE-CLOSING COVENANTS

   Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, the Board of Directors of the Company will not approve or authorize any action that would allow the Company and its subsidiaries to carry on their respective businesses other than in the ordinary and usual course of business and consistent with past practice or any action that would prevent the Company and its subsidiaries from using their reasonable best efforts to (a) preserve intact their respective present business organizations, (b) maintain in effect all federal, state and local licenses, approvals and authorizations, including, without limitation, all permits that are required for the Company or any of its subsidiaries to carry on their business, (c) keep available the services of their respective key officers and employees and (d) maintain satisfactory relationships with their respective customers, lenders, suppliers and others having business relationships with any of them. Without limiting the generality of the foregoing, and except as otherwise provided, without the prior written consent of MergerSub, prior to the Effective Time, the Board of Directors of the Company will not, nor will it authorize or direct the Company or any subsidiary, directly or indirectly, to: (i) adopt or propose any change in its certificate of incorporation or bylaws (other than as contemplated in the Merger Agreement); (ii) except pursuant to existing agreements or arrangements or as set forth on Schedule 5.01(b) of the Merger Agreement, (A) acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities; (B) waive, release, grant, or transfer any rights of material value; (C) modify or change in any material respect any existing material license, lease, contract, or other document; (D) except to refund or refinance commercial paper, incur, assume or prepay an amount of long-term or short-term debt, except in the ordinary course of business, consistent with past practice; (E) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business, consistent with past practice; (F) make any loans, advances or capital contributions to, or investments in, any other person, except in the ordinary course of business, consistent with past practice; or purchase any property or assets of any other individual or entity, except in the ordinary course of business, consistent with past practice; or (G) authorize any new capital expenditures which, in the aggregate, are in excess of $15,000,000; (iii) take any action that would make any representation and warranty of the Company made in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time; (iv) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries; (v) except as expressly contemplated by the Merger Agreement, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or any subsidiary) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements); (vi) revalue in any material respect any significant portion of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner; (vii) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices; (viii) make any tax election with respect to or settle or compromise any material income tax liability; (ix) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or (x) agree or commit to do any of the foregoing.

NO SOLICITATION OF TRANSACTIONS

   The Merger Agreement provides that neither the Company nor any of its subsidiaries will (whether directly or indirectly through advisors, agents or other intermediaries), nor will the Company or any of its subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to, (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (other than MergerSub) relating to (i) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its subsidiaries or of over 20% of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, other than the transactions contemplated by the Merger Agreement, or (iv) any other transaction the consummation of which would, or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would, or could reasonably be expected to, materially dilute the benefits to MergerSub of the transactions contemplated thereby (collectively, "Acquisition Proposals"), or agree to or endorse any Acquisition Proposal, (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing, or (c) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; provided, however, that the foregoing will not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter (which letter will not be less favorable to the Company in any material respect than the Confidentiality Agreement between DLJMB Inc. and the Company, and a copy of which will be provided for informational purposes only to MergerSub) concerning the Company and its businesses, properties or assets to a Third Party who has made a bona fide Acquisition Proposal, (ii) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, (iii) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (iv) following receipt of a bona fide Acquisition Proposal, failing to make or withdrawing or modifying its recommendation with respect to the Merger and/or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company has concluded in good faith on the basis of advice from outside counsel that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that
(A) the Board of Directors of the Company will not take any of the foregoing actions until reasonable notice to MergerSub of its intent to take such action will have been given to MergerSub and (B) if the Board of Directors of the Company receives an Acquisition Proposal, to the extent it may do so without breaching its fiduciary duties as advised by counsel and as determined in good faith, and without violating any of the conditions of such Acquisition Proposal, then the Company will promptly inform MergerSub of the terms and conditions of such proposal and the identity of the person making it. Subject to the provisions of the previous sentence, the Company was obligated to immediately cease and cause its subsidiaries and its and their advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties (other than MergerSub) conducted prior to the date on which the Merger Agreement was entered into with respect to any of the foregoing. As used in the Merger Agreement, the term "Third Party" means any person, corporation, entity or "group," as defined in Section 13(d) of the Exchange Act, other than MergerSub or any of its affiliates.

   If a Payment Event (as hereinafter defined) occurs, the Company will pay to MergerSub, within two business days following such Payment Event, a fee of $16,732,853. "Payment Event" means (i) the termination of the Merger Agreement by MergerSub as provided in clause (e) under the heading "--Termination," contained herein; (ii) the termination of the Merger Agreement as provided in clause (f) under the heading "--Termination" in contemplation of a merger agreement or a tender or exchange offer or any transaction of the type listed in clause (iv) below, on financial terms more favorable to the Company's stockholders than the Merger; (iii) the termination of the Merger Agreement by MergerSub due to a material breach of covenant or warranty or misrepresentation by the Company arising out of the bad faith or wilful misconduct of the Company; or (iv) the occurrence of any of the following events within 12 months of the termination of the Merger Agreement due to a failure to obtain the requisite stockholder adoption and approval of the Merger whereby stockholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its subsidiaries otherwise held by the stockholders of the Company after such event, in excess of $34.50 per Share: the Company is acquired by merger or otherwise by a Third Party; a Third Party acquires more than 50% of the total assets of the Company and its subsidiaries, taken as a whole; a Third Party acquires more than 50% of the outstanding Shares or the

Company adopts and implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its subsidiaries, taken as a whole.

EXPENSE REIMBURSEMENT

   Upon the termination of the Merger Agreement for any reason other than (i) a termination by either the Company or MergerSub as provided in clause (a) under the heading "--Termination," (ii) a termination by the Company as provided in clause (c) under the heading "--Termination," or (iii) a termination that follows a failure of the conditions set forth in clauses
(b), (c), (d) of the first paragraph under the heading "--Conditions to the Consummation of the Merger," clauses (b), (c), (d) or (e) of the second paragraph under the heading "--Conditions to the Consummation of the Merger," or clauses (a) and (b) of the third paragraph under the heading "--Conditions to the Consummation of the Merger," the Company will reimburse MergerSub and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including, without limitation, reasonable fees and expenses of their counsel and investment banking fees), actually incurred by any of them or on their behalf in connection with the Merger Agreement and the transactions contemplated thereby and the arrangement of, obtaining the commitment to provide or obtaining the financing; provided that the aggregate amount payable will not exceed $7,000,000.

RESIGNATIONS OF DIRECTORS

   The Merger Agreement provides that prior to the Effective Time, the Company will deliver to MergerSub evidence satisfactory to MergerSub of the resignation of all directors of the Company (other than Randall E. Curran and James H. Tate) effective at the Effective Time. See "Management Following the Merger -- Board of Directors."

PREFERRED STOCK

   In accordance with the terms of the Merger Agreement, a series of Preferred Stock with terms that are identical in all respects (except the name of the Company) to the terms of the MergerSub Preferred Stock issued in the Merger Financing (the "Mirror Preferred Stock") will be created as a result of the amendment to the Company's Certificate of Incorporation contemplated by the Merger Agreement. See "--Surviving Corporation."

INDEMNIFICATION AND INSURANCE

   Pursuant to the terms of the Merger Agreement, for a period of six years following the Merger, MergerSub will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. During such six-year period, MergerSub will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that in satisfying the aforementioned obligation, MergerSub will not be obligated to cause the Surviving Corporation to pay premiums in excess of 125% of the amount per annum the Company paid in its last full fiscal year.

EMPLOYEE BENEFIT PLANS

   From and after the Effective Time, subject to applicable law, the Surviving Corporation and its subsidiaries will honor obligations of the Company and its subsidiaries incurred prior to the Effective Time under all existing employee plans and benefit arrangements.

   MergerSub has agreed that, for at least one year from the Effective Time, subject to applicable law, the Surviving Corporation and its subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by the Company and its subsidiaries to their employees. Notwithstanding the foregoing, the Surviving Corporation and its subsidiaries are not obligated to provide employees with a plan or arrangement similar to any equity-based compensation plans currently maintained by the Company. The Surviving Corporation may amend, modify or terminate any employee plan or benefit arrangement.

   It is MergerSub's current intention to maintain the Surviving
Corporation's headquarters at its present location or another location in the greater St. Louis area.

FINANCING

   Pursuant to the terms of the Merger Agreement, MergerSub will use its reasonable best efforts to obtain the Financing. In the event that any portion of such Financing becomes unavailable, regardless of the reason therefor, MergerSub will use its reasonable best efforts to obtain alternative financing on substantially comparable or more favorable terms from other sources.

NASDAQ LISTING

   MergerSub will not take any action, for at least three years after the Effective Time of the Merger, to cause the Company Common Stock to be de-listed from NASDAQ; provided, however, that MergerSub may cause or permit the Company Common Stock to be de-listed in connection with any transaction which results in the termination of registration of such securities under
Section 12 of the Exchange Act, and provided, further, that the foregoing will not require the Company to take any affirmative action to prevent the Company Common Stock from being delisted by NASDAQ if the Company Common Stock ceases to meet the applicable listing standards.

COOPERATION AND REASONABLE BEST EFFORTS

   Pursuant to the Merger Agreement, and subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective reasonable best efforts to take certain specified and other actions, including cooperation in the arrangement of financing, so that the transactions contemplated by the Merger Agreement may be consummated.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

   The respective obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of the following conditions: (a) the Merger Agreement shall have been adopted by the stockholders of the Company in accordance with the DGCL; (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (c) no provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the Company and MergerSub will each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated; (d) all consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a material adverse effect on the Company and its subsidiaries after giving effect to the transactions contemplated by the Merger Agreement (including the Financing); and (e) the registration statement of which this Proxy Statement/ Prospectus is a part shall have been declared effective and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose will be pending before or threatened by the Commission.

   In addition, the obligation of MergerSub to consummate the Merger is further subject to the satisfaction of the following conditions: (a) the Company shall have performed in all material respects all of its obligations required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in the Merger Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date will be required to be true as of such date only) as if made at and as of such time and MergerSub shall have received a certificate signed by the Chief Executive Officer of the Company to the foregoing effect; (b) there shall not be instituted or pending
(x) any action or proceeding by any government or governmental authority or agency, or (y) any action or proceeding by any other person, that has a reasonable likelihood of success, in any case referred to in clauses (x) or
(y), before any court or governmental authority or agency, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger Agreement, (ii) seeking to restrain or prohibit MergerSub's (including its subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel MergerSub or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of MergerSub or any of its subsidiaries or affiliates to effectively control the business or operations of the Company and its subsidiaries, taken as a whole, or effectively to exercise full rights of ownership of the Shares or Company Common Stock, including, without limitation, the right to vote any Shares or Company Common Stock acquired or owned by MergerSub or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by MergerSub or any of its Subsidiaries or affiliates of any Shares or Company Common Stock, and no court, arbitrator or governmental body, agency or official will have issued any judgment, order, decree or injunction, and there will not be any statute, rule or regulation, that, in the sole judgment of MergerSub is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv); (c) the funds in an amount at least equal to the Required Amounts shall have been made available to MergerSub and/or Operating Co. as contemplated in the Merger Agreement; (d) the holders of not more than 6% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with the DGCL; (e) no change in accounting practice or policies after the date of the Merger Agreement shall cause MergerSub reasonably to conclude that the Merger will not be recorded as a "recapitalization" for financial reporting purposes; (f) the certificate of designation for the Mirror Preferred Stock shall have been accepted for filing by the Delaware Secretary of State; and (g) total indebtedness (long and short term) of the Company and its Subsidiaries as of the Effective Time shall not exceed $410,000,000, excluding any indebtedness incurred in connection with the proposed acquisitions set forth in the applicable schedule to the Merger Agreement, but including the aggregate amount of participation interests outstanding under the Company's trade accounts receivable securitization agreement.

   The obligation of the Company to consummate the Merger is further subject, to the following additional conditions:

      (a) MergerSub shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time; the representations and warranties of MergerSub contained therein and in any certificate or other writing delivered by either of them pursuant to the Merger Agreement shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time; and the Company shall have received a certificate signed by the President or any Vice President of MergerSub to the foregoing effect; and

      (b) The Board of Directors of the Company shall have received advice, reasonably satisfactory to the Board, from an independent advisor confirming the belief of MergerSub that upon the consummation of the transactions contemplated by the Merger Agreement, the Surviving Corporation (i) will not become insolvent, (ii) will not be left with unreasonably small capital,
   (iii) will not have incurred debts beyond its ability to pay such debts as they mature, and (iv) the capital of the Company will not become impaired.

TERMINATION

   The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

      (a) by mutual written consent of the Company and MergerSub;

      (b) by either the Company or MergerSub, if the Merger has not been consummated by June 30, 1998, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under the Merger Agreement;

     (c) by either the Company or MergerSub, if MergerSub (in the case of termination by the Company), or the Company (in the case of termination by MergerSub) shall have breached in any material respect any of its obligations under the Merger Agreement or any representation and warranty of MergerSub (in the case of termination by the Company) or the Company (in the case of termination by MergerSub) shall have been incorrect in any material respect when made or at any time prior to the Closing;

      (d) by either the Company or MergerSub, if there is any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining MergerSub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree becomes final and nonappealable;

      (e) by MergerSub if the Board of Directors of the Company has withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of the Merger Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve the Merger Agreement and the Merger, or approved, recommended or endorsed any proposal for a transaction other than the Merger (including a tender or exchange offer for Shares) or if the Company has failed to call the Company Stockholders Meeting or failed as promptly as reasonably practicable after the registration statement is declared effective to mail the Company Proxy Statement to its stockholders or failed to include in such statement the recommendation referred to above;

      (f) by the Company if prior to the Effective Time the Board of Directors of the Company has withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of the Merger Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve the Merger Agreement and the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company or in order to approve a tender or exchange offer for any or all of the Shares, in either case, as determined by the Board of Directors of the Company to be on terms more favorable to the Company's stockholders than the Merger from a financial point of view; and

      (g) by either the Company or MergerSub if, at a duly held stockholders meeting of the Company or any adjournment thereof at which the Merger Agreement and the Merger is voted upon, the requisite stockholder adoption and approval has not been obtained.

   The party desiring to terminate the Merger Agreement will give written notice of such termination to the other party in accordance with the terms thereof. If the Merger Agreement is terminated, such Agreement will become void and of no effect with no liability on the part of any party hereto, except for those provisions described under "--No Solicitation of Transactions" and "--Expense Reimbursement" above.

AMENDMENT AND WAIVER

   The Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and MergerSub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver will, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

EXPENSES

   Except as otherwise provided, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense.

                 CERTAIN PROVISIONS OF THE VOTING AGREEMENTS

   In connection with the transactions contemplated by the Merger Agreement, MergerSub and the Company entered into the Voting Agreements with Magten covering 3,517,773 Shares owned by such persons (representing approximately 31.5% of the outstanding Company Common Stock) and with Fidelity Capital & Income Fund covering 2,424,935 Shares owned by it (representing approximately 21.7% of the outstanding Company Common Stock) (each, for purposes of the Voting Agreements, a "Stockholder").

   The following summarizes the material provisions of the Voting Agreements entered into by Magten and certain of its affiliates and Fidelity Capital & Income Fund, copies of which appear as Annexes B and C, respectively, to this Proxy Statement/Prospectus and are incorporated herein by reference. This summary is qualified in its entirety by reference to the Voting Agreements.

VOTING

   During the period (the "Agreement Period") beginning on January 20, 1998 and ending on the earlier of (i) the Effective Time, (ii) the date that is 90 days after the termination of the Merger Agreement in accordance with Section 9.01(c) (in the case of a termination by MergerSub), (e), (f) or (g) thereof and payment in full of all amounts (if any) payable to MergerSub pursuant to
Section 5.04 of the Merger Agreement, (iii) the date of termination of the Merger Agreement for any other reason and (iv) June 30, 1998, each of the Stockholders has agreed to vote the Shares held by such Stockholder specified on the exhibits to the Voting Agreements (the "Scheduled Securities") to approve and adopt the Merger Agreement, the Merger and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version or versions thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company.

   Each of the Stockholders has agreed that during the Agreement Period, it will not vote any of such Stockholder's Scheduled Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

NO SOLICITATION

   Each Stockholder has agreed that until the termination of the Voting Agreement, such Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. Such Stockholder will promptly notify MergerSub after receipt of any Acquisition Proposal or any indication that any Third Party is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep MergerSub fully informed of the status and details of any such Acquisition Proposal, indication or request.

TRANSFER

   Each Stockholder has agreed that if it sells, transfers, assigns, encumbers or otherwise disposes of any of its Scheduled Securities, it shall require the transferee of such Scheduled Securities to execute and deliver to MergerSub and the Company a voting agreement identical in form to the Voting Agreements except for the identity of such Stockholder prior to or concurrent with the consummation of such Transfer.

APPRAISAL RIGHTS

   Each of the Stockholders has agreed not to exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any shares of Company Common Stock owned by such Stockholder with respect to the Merger.

CERTAIN REPRESENTATIONS AND WARRANTIES

   Pursuant to the Voting Agreements, each Stockholder has represented and warranted that: (a) such Stockholder (i) owns beneficially all of the shares of Company Common Stock which are subject such Stockholder's Voting Agreement, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver such Stockholder's Voting Agreement without the consent or approval of any other person and (iii) has not entered into any voting agreement with or granted any person any proxy (revocable or irrevocable) with respect to such shares (other than such Stockholder's Voting Agreement); and (b) such Stockholder's Voting Agreement is the valid and binding agreement of the Stockholder.

TERMINATION

   The Voting Agreements will terminate upon the termination of the Agreement Period.

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

                     DESCRIPTION OF COMPANY CAPITAL STOCK

GENERAL

   The Company is authorized by its Certificate of Incorporation, as amended, to issue an aggregate of 25,000,000 shares of Common Stock, par value $0.01 per share. The following is a summary of certain of the rights and privileges pertaining to Company Common Stock. For a full description of the Company's capital stock, reference is made to the Company's Certificate of Incorporation, as amended, currently in effect, a copy of which is on file with the Commission.

COMPANY COMMON STOCK

 Voting Rights

   The holders of Company Common Stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Company Common Stock can, if they choose to do so, approve the Merger.

 Dividend Rights

   Holders of Company Common Stock are entitled to share equally, share for share, in all dividends declared on Common Stock, whether payable in cash, property or securities of the Company.

 Liquidation Rights

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the shares of Company Common Stock are entitled to share equally, share for share, in the assets available for distribution. Holders of Company Common Stock have no conversion, redemption or preemptive rights.

RIGHTS PLAN

   On April 24, 1997, the Board of Directors of the Company declared a distribution of one Company Common Stock Purchase Right (each, a "Right") for each outstanding share of Company Common Stock. Each Right entitles the registered holder to purchase from the Company one share of Company Common Stock at a price of $150 (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent"), dated as of May 1, 1997. Capitalized terms used in this description of the Rights Agreement but not otherwise defined herein have the meanings given to such terms in the Rights Agreement.

   The Rights are not exercisable prior to the occurrence of the Distribution Date. The Distribution Date is the day which is the earlier of (i) the tenth day after the date of the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the Company's voting stock ("Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the commencement or public announcement of a person's or group's intention to commence a tender or exchange offer whose consummation would result in the ownership of 10% or more of the outstanding shares of voting stock of the Company, even if no purchases actually occur pursuant to such offer. Notwithstanding the foregoing, the definition of Acquiring Person shall not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or any trust or other entity organized, appointed, established or holding Company Common Stock for or pursuant to the terms of any such plan,
(D) any person whose ownership of 10% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 10% beneficial ownership or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors

(provided that any such person that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon his acquisition of an additional 10% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii)) or (E) any person who, as of May 5, 1997, together with all affiliates and associates of such person, was the Beneficial Owner of 10% or more of the Voting Stock of the Company outstanding as of such date; provided, however, that any person described in this clause (E) shall no longer be an exempt person and shall become an Acquiring Person if such person, together with all affiliates and associates of such person, from May 5, 1997, acquires beneficial ownership of an additional 10% or more of the voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above).

   The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the Company Common Stock.

   The Rights will expire at the close of business on May 5, 2007, unless earlier redeemed by the Company as described below.

   The number of shares of Company Common Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of, among other things, a stock dividend on, or a subdivision or combination of, the Company Common Stock. The Exercise Price is subject to adjustment in the event of, among other things, extraordinary distributions of cash or other property to holders of Company Common Stock.

   Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of the Company Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

   In addition, unless the Rights are earlier redeemed, in the event that a person or group, with certain exceptions, becomes the beneficial owner of 10% or more of the Company's voting stock, the Rights Agreement provides that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company Common Stock having a market value at the time of the transaction equal to two times the Exercise Price.

   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of Company Common Stock per Right (subject to adjustment)

   Fractions of shares of Company Common Stock that would otherwise be issued upon exercise or redemption of the Rights may, at the election of the Company, be evidenced by depositary receipts. The Rights Agreement also provides that the Company may pay cash in lieu of fractional shares.

   At any time on or prior to the close of business on the tenth day after a public announcement that a person has become an Acquiring Person (or such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), payable at the election of the Company in cash or shares of Company Common Stock. The Rights may be redeemed after the time that any Person has become an Acquiring Person only if approved by a majority of the Continuing Directors. Following the effective time of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement from and after the time that any Person becomes an Acquiring Person requires the approval of a majority of the Continuing Directors.

   Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company (as described above).

   In connection with the execution of the Merger Agreement, the Rights Agreement was further amended to exclude MergerSub and its affiliates or associates from the definition of the term "Acquiring Person" and to exclude the transactions contemplated by the Merger Agreement or any financing or any issuance of securities by MergerSub, the Company or any direct or indirect subsidiary of any thereof in connection with the transactions contemplated by the Merger Agreement from triggering the adjustments to the Exercise Price, the number of shares that may be purchased upon exercise of a Right and the number of Rights outstanding.

CAPITAL STOCK OF THE COMPANY FOLLOWING THE MERGER

 Company Common Stock

   If the Merger is approved by the requisite vote of the stockholders of Company Common Stock at the Special Meeting, at the Effective Time of the Merger the Certificate of Incorporation of the Company, as amended, will be amended in accordance with the terms set forth as Exhibit A to the Merger Agreement, which is attached hereto as Annex A, and, as so amended, until thereafter further amended as provided therein and under the Merger Agreement, will be the certificate of incorporation of the Company following the Merger. The Amended and Restated Certificate of Incorporation will amend the total number of shares of Company Common Stock that the Company is authorized to issue from 25,000,000 to 30,000,000 shares and will additionally authorize the issuance of up to 15,000,000 shares of Preferred Stock.

 Preferred Stock

   The Amended and Restated Certificate of Incorporation will grant the Board of Directors of the Company the authority to issue shares of the Company's Preferred Stock in one or more series, and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock.

   In connection with the Merger, the Company will issue a series of Preferred Stock to be the Mirror Preferred Stock. The Mirror Preferred Stock, when issued, will rank senior to (a) all classes of Company Common Stock and
(b) each other class of capital stock or series of preferred stock issued by the Company, the terms of which specifically provide that such series will rank junior to the Mirror Preferred Stock or which do not specify their rank ("Junior Securities").

   Dividends. The Mirror Preferred Stock, when issued, will provide for a quarterly dividend payable at an annual rate of approximately 13%. Prior to the fifth anniversary of the issuance of the Mirror Preferred Stock, quarterly dividends will be paid through increases in the liquidation preference of the Mirror Preferred Stock. At the election of the holders, the dividends may be paid in kind.

   Liquidation Preference. The Mirror Preferred Stock will have a liquidation preference of $25.00 per share, plus accreted dividends, plus accrued and unpaid cash dividends, if any.

   Voting Rights. Holders of the Mirror Preferred Stock will have no general voting rights, except (i) as required by law and (ii) holders of a majority of the outstanding shares of Mirror Preferred Stock, voting as a separate class, will (a) upon the failure of the Company to (1) pay dividends, in cash (following the date on which dividends become payable in cash), for more than four consecutive quarters or six quarters, (2) satisfy any mandatory redemption obligation (including, without limitation, in connection with a change of control (as described below) with respect to the Mirror Preferred Stock (regardless of whether the reason for such failure is lack of legally available funds), (3) make any offer to redeem the Mirror Preferred Stock upon a change of control within 30 days following the change of control date (as defined in the certificate of designations for Mirror Preferred Stock) related thereto or (4) comply with the certain other covenants, be entitled to elect two members to the board of directors of the Company, (b) have the right to approve each issuance by the Company of any other class of capital stock or series of preferred stock issued by the Company after the issuance of the Mirror Preferred Stock the terms of which specifically provide that such series will rank on a parity with, or senior to, the Mirror Preferred Stock, except that without the approval of the holders of Mirror Preferred Stock, the Company may issue and have outstanding shares of parity securities issued from time to time in exchange for, or the proceeds of which are used to redeem or repurchase, all of the shares of Mirror Preferred Stock, and (c) have the right to approve certain mergers, consolidations and sales of assets by the Company unless, in the case of a merger or consolidation, the consolidated net worth of the surviving corporation immediately after the transaction is at least equal to that of the Company immediately prior to the transaction.

   Mandatory Redemption. The Company will be (subject to legal availability of funds) required to redeem the Mirror Preferred Stock on May 15, 2010 at a redemption price equal to the liquidation preference per share, plus accrued and unpaid dividends, if any, to the date of redemption.

   Optional Redemption. Subject to certain restrictions, the Mirror Preferred Stock will be (subject to legal availability of funds) redeemable at any time after May 15, 2003 at the option of the Company, in whole or in part, at the redemption prices set forth in the certificate of designations for the Mirror Preferred Stock plus accrued and unpaid cash dividends, if any, to the date of redemption. Additionally, at any time and from time to time on or prior to May 15, 2001, the Company may, subject to certain requirements, redeem up to 100% of the Mirror Preferred Stock with the net proceeds received from a public equity offering at a price equal to 113% of the liquidation preference to be redeemed, together with accrued and unpaid dividends, if any, to the date of redemption.

   Change of Control. In the event of a Change of Control (as defined in the certificate of designations for the Mirror Preferred Stock), each holder of Mirror Preferred Stock will have the right to require the Company to repurchase its Mirror Preferred Stock at a purchase price equal to 101% of the liquidation preference of the Mirror Preferred Stock plus accrued and unpaid dividends, if any.

   Exchange Feature. The Mirror Preferred Stock may, subject to certain conditions, be exchanged into the Company's 13% Subordinated Exchange Debentures due 2010 (the "Exchange Debentures") (which shall have terms similar to those of the Mirror Preferred Stock) at the option of the Company in whole only and so long as no shares of Mirror Preferred Stock are held at the time by DLJMB or its affiliates, in whole or in part, on any scheduled dividend payment date at a rate of one dollar (or fraction thereof) principal amount of Exchange Debentures for each dollar (or fraction thereof) in liquidation preference (and for each dollar (or fraction thereof) of accrued and unpaid dividends, if any) of Mirror Preferred Stock held by such holder at the time of such exchange.

   Certain Covenants. The certificate of designations for the Mirror Preferred Stock will contain certain customary covenants which (i) limit the ability of the Company to redeem or repurchase Junior Securities and pay dividends thereon, (ii) prohibit, under certain circumstances, certain mergers and consolidations, or the sales of assets by the Company, in the manner described under "Voting Rights" above, and (iii) require the Company to deliver certain reports and information to the holders.

 Warrants

   Each warrant to purchase Company Common Stock (collectively, the "Warrants") will entitle the holder thereof to purchase one share of Company Common Stock at an exercise price of not less than $0.01 per share subject to customary antidilution provisions and other customary terms. Although the actual exercise price of the Warrants will be set in connection the determination of the final terms of the Merger Financing, see Note 6 to "Summary and Special Factors -- Summary Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data" for a discussion of the pro forma financial effect of the issuance of the Warrants at an assumed exercised price of $0.01 per share. The Warrants will be exercisable at any time prior to 5:00 p.m., New York City time, on May 15, 2010. The exercise of the Warrants also will be subject to applicable federal and state securities laws. It is currently contemplated that the Warrants will be issued together with the Mirror Preferred Stock. The Warrants and the Mirror Preferred Stock are expected to be priced as a unit, and no independent value has been allocated to the Warrants individually.

   The DLJMB Funds are expected to be entitled to request four demand registrations with respect to the Warrants and the Company Common Stock owned by them, which demand registration rights will be immediately exercisable subject to customary deferral and cutback provisions. In addition, the holders of the Warrants will also be entitled to unlimited piggyback registration rights with respect to such Warrants subject to customary cutback provisions. If the Warrants are sold in connection with a registered sale or a sale under Rule 144A of the Securities Act of the Company Common Stock or the Mirror Preferred Stock, the Company will (not earlier than the time the Company registers the Company Common Stock) file a shelf registration statement covering the Company Common Stock underlying such Warrants.

 Rights Plan

   Following the Merger, the Rights Agreement, as amended, as described above, will remain in effect. All references herein to Shares of Company Common Stock include the associated Rights.

 Transfer Agent and Registrar

   The transfer agent and registrar for the Company Common Stock following the Merger will be BankBoston, N.A.

   In addition, the Bylaws of the MergerSub as in effect at the Effective Time of the Merger will be the Bylaws of the Company following the Merger until thereafter changed or amended as provided therein or by applicable law.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

   The Company is a Delaware corporation and has elected not to be subject to
Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as transactions done with the approval of the Board of Directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder.

          UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA

   The following unaudited condensed consolidated pro forma financial data (the "Pro Forma Financial Data") of the Company are based on historical consolidated financial statements of the Company as adjusted to give effect to certain transactions described below and to the Merger, including the Merger Financing and the application of the proceeds thereof. For additional information regarding the Merger, see "The Merger." The unaudited condensed consolidated pro forma statement of operations for the year ended December 31, 1997 gives effect to the GenSet Acquisition, the Arcsys Acquisition, the Woodland Acquisition and the Merger, including the Merger Financing and the application of the proceeds thereof, as if they had occurred on January 1, 1997. For additional information regarding the GenSet Acquisition, the Arcsys Acquisition and the Woodland Acquisition, see the discussion under the caption "Recent Events -- Acquisitions" in Note 2 to the Company's Consolidated Financial Statements. The unaudited condensed consolidated pro forma balance sheet gives effect to the Merger, including the Merger Financing and the application of the proceeds thereof, as if it had occurred on December 31, 1997. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The Pro Forma Financial Data and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and other financial information pertaining to the Company. The Pro Forma Financial Data do not purport to represent what the Company's actual results of operations or actual financial position would have been if the Merger, including the Merger Financing and the application of the proceeds thereof, and the GenSet Acquisition, the Arcsys Acquisition and the Woodland Acquisition in fact occurred on such dates or to project the Company's results of operations or financial position for any future period or date. The Pro Forma Financial Data do not give effect to any transactions other than the GenSet Acquisition, the Arcsys Acquisition, the Woodland Acquisition and the Merger, including the Merger Financing and the application of the proceeds thereof, discussed in the notes to the Pro Forma Financial Data included elsewhere herein.

   As a result of the proposed Merger, the Company and MergerSub will incur various expenses currently estimated to range between $50 million and $60 million (pre-tax) in connection with consummating the transaction. See Note 2 to the Unaudited Condensed Consolidated Pro Forma Statement of Operations for a more detailed explanation of these expenses. While the exact timing, nature and amount of these costs are subject to change the Company anticipates that a significant one-time pretax charge will be recorded in the quarter in which the Merger is consummated. As a result of the foregoing, the Company expects to record a significant net loss in the quarter in which the Merger is recorded. Because this loss will result directly from the one-time charge incurred in connection with the Merger, and this charge will be funded entirely through the proceeds of the Merger Financing, the Company does not expect this loss to materially impact its liquidity, ongoing operations or market position. For a discussion of the consequences of the incurrence of indebtedness in connection with the Merger Financing, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   The pro forma adjustments were applied to the respective historical consolidated financial statements of the Company to reflect and account for the Merger as a recapitalization; accordingly, the historical basis of the Company's assets and liabilities has not been impacted thereby.

                       THERMADYNE HOLDINGS CORPORATION
                  UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                           STATEMENT OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31, 1997
                                 --------------------------------------------------------------------------------------
                                                          1997 ACQUISITIONS(1)
                                              --------------------------------------------
                                    COMPANY                                                    MERGER
                                  HISTORICAL    GENSET   ARCSYS    WOODLAND   ADJUSTMENTS    ADJUSTMENTS  PRO FORMA(2)
                                 ------------ --------  -------- ----------  ------------- -------------  ------------
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales ......................    $ 520.4     $ 2.4     $17.4     $ 4.0           --             --        $544.2
                                    -------     -----     -----     -----        -----         ------        ------
Operating expenses:
 Cost of goods sold ............      320.0       2.1      14.2       2.6           --             --         338.9
 Selling, general and
  administrative expenses  .....      110.7       0.4       2.7       1.2           --             --         115.0
 Amortization of goodwill  .....        1.6       0.1        --        --           --             --           1.7
 Amortization of other
  intangibles ..................        6.8        --       0.2        --           --             --           7.0
 Net periodic postretirement
  benefits .....................        2.8        --        --        --           --             --           2.8
                                    -------     -----     -----     -----        -----         ------        ------
Income from operations .........       78.5      (0.2)      0.3       0.2           --             --          78.8
Other (income) expense:
 Interest expense ..............       45.3       0.2        --       0.3          0.4 (3)       56.7 (4)      63.7
                                                                                                (39.2)(5)
 Amortization of deferred
  financing costs ..............        1.6        --        --        --           --            2.4 (6)       2.4
                                                                                                 (1.6)(6)
 Other .........................        3.1      (0.1)       --        --           --             --           3.0
                                    -------     -----     -----     -----        -----         ------        ------
Income (loss) from continuing
 operations before taxes........       28.5      (0.3)      0.3      (0.1)        (0.4)         (18.3)          9.7
Income tax provision (benefit)         13.4       0.1        --       0.1         (0.2)(3)       (6.4)(7)       7.0
                                    -------     -----     -----     -----        -----         ------        ------
Income (loss) from continuing
 operations ....................       15.1      (0.4)      0.3      (0.2)        (0.2)         (11.9)          2.7
Redeemable preferred stock
 dividends .....................         --        --        --        --           --            6.5 (8)       6.5
                                    -------     -----     -----     -----        -----         ------        ------
Income (loss) from continuing
 operations available
 to common......................    $  15.1     $(0.4)    $ 0.3     $(0.2)       $(0.2)        $(18.4)       $ (3.8)(9)
Earnings (loss) per common
 share:
 Basic .........................    $  1.36        --        --        --           --             --        $(1.18)(9)
 Basic shares ..................     11.072(10)    --        --        --           --             --         3.235 (10)
 Diluted .......................    $  1.33        --        --        --           --             --        $(1.18)(9)
 Diluted shares.................     11.368(10)    --        --        --           --             --         3.235 (10)

OTHER DATA:
 Adjusted EBITDA (11) ..........    $ 102.1     $  --     $ 0.9     $ 0.4        $  --         $   --        $103.4
 Depreciation ..................       12.5       0.1       0.4       0.2           --             --          13.2
 Capital expenditures ..........       16.3        --       0.2        --           --             --          16.5

     See accompanying notes to Unaudited Condensed Consolidated Pro Forma
                            Statement of Operations.

                        THERMADYNE HOLDINGS CORPORATION
                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                       PRO FORMA STATEMENT OF OPERATIONS
                             (DOLLARS IN MILLIONS)

(1) Represents the financial results for the companies acquired during 1997 for the periods not included in the Company Historical column as follows: GenSet (1/1/97-1/31/97), Arcsys (1/1/97-9/25/97) and Woodland
       (1/1/97-11/24/97).

(2) The pro forma balance sheet reflects non-recurring charges aggregating $58.1 million (comprised of $18.1 million related to employee stock options and related plans; $17.4 million of non-capitalizable transaction fees; $16.8 million of debt pre-payment penalties and the write-off of $5.8 million of related deferred issuance costs) and estimated tax benefits of $16.8 million. The amounts related to debt prepayment penalties and debt issuance costs will be reflected net of tax benefits as an extraordinary item. These amounts have not been reflected in the unaudited pro forma consolidated statements of operations.

(3) Reflects the additional interest expense and associated tax benefit attributable to the acquisitions, all of which were financed with borrowings under the Company's revolving credit facility.

                                    GENSET    ARCSYS   WOODLAND    TOTAL
                                    ------    ------   --------    -----
Acquisition ......................   $27.8    $ 7.5      $ 2.6     $37.9
Average interest rate ............    8.04%    7.80%      7.80%
Annual interest ..................   $ 2.2    $ 0.6      $ 0.2     $ 3.0
Months to include in pro forma ...       1        9         11
Incremental pro forma interest  ..   $ 0.2    $ 0.4      $ 0.2     $ 0.8
Less historical interest included
 in reported results..............                                  (0.4)
                                                                   -----
Adjustment .......................                                 $ 0.4
                                                                   =====
Taxes:
------
Tax benefit on incremental
 interest at assumed rate of
 35.0%............................                                 $ 0.2
                                                                   =====

(4) Reflects the additional interest expense attributable to the Merger Financing, as follows:

                             AMOUNT        RATE        INTEREST
                             ------        ----        --------
New Credit Facility:(a)
 Revolving Credit
 Facility..................  $ 12.9   LIBOR(b) +2.25%    $ 1.0
 Term Loans:
  Term A ..................   100.0   LIBOR(b) +2.25%      7.9
  Term B ..................   115.0   LIBOR(b) +2.50%      9.3
  Term C ..................   115.0   LIBOR(b) +2.75%      9.6
                             ------                      -----
   Total Term Loans........   330.0                       26.8
Operating Co. Notes .......   205.0        9.00%          18.5
MergerSub Notes ...........    95.0       11.00%          10.5
                                                         -----
                                                         $56.7
                                                         =====

   (a) A one-eighth of one percent change in interest rates would impact interest expense for borrowings under the New Credit Facility, the Operating Co. Notes and the MergerSub Notes, collectively, in the amount of approximately $0.8 million.
   (b)    Calculations based on LIBOR at 5.63%.

                        THERMADYNE HOLDINGS CORPORATION
                  NOTES TO UNAUDITED CONDENSED CONSOLIDATED
               PRO FORMA STATEMENT OF OPERATIONS -- (CONTINUED)
                            (DOLLARS IN MILLIONS)

(5) Reflects the elimination of interest expense attributable to indebtedness to be paid in connection with the Merger, as follows:

Outstanding U.S. and Australian bank facilities .  $ 9.7
Outstanding Senior Notes ........................   10.2
Outstanding Subordinated Notes...................   19.3
                                                   -----
                                                   $39.2
                                                   =====

       See Note 8 to the Company's Consolidated Financial Statements for a description of interest rates applicable to outstanding indebtedness.

(6) Reflects the net change in amortization of capitalized financing costs, as follows:

                                                      FEES     YEARS   AMORTIZATION
                                                      ----     -----   ------------
Elimination of existing amortization of capitalized
 financing costs ...................................                       $(1.6)
Amortization of capitalized financing costs for new
 debt:
 Revolving Credit Facility .........................  $ 2.3      6           0.4
 Term A ............................................    2.3      6           0.4
 Term B ............................................    2.6      7           0.4
 Term C ............................................    2.6      8           0.3
 Operating Co. Notes ...............................    6.2     10           0.6
 MergerSub Notes ...................................    3.3     10           0.3
                                                      -----     --         -----
  Total new capitalized financing costs ............  $19.2                $ 2.4
                                                                           -----
                                                                           $ 0.8
                                                                           =====

       Financing costs are amortized using the effective interest method.

(7) Adjustment reflects the income tax effect of all pro forma entries above at a rate of 35.0%.
(8) Reflects dividends on preferred stock issued in the Merger ($50 million liquidation preference multiplied by a 13% dividend rate).
(9) Assuming the warrants to purchase shares of common stock to be issued in connection with the Merger Financing had been issued as of January 1, 1997 with an exercise price of $0.01 per share, the pro forma 1997 income (loss) from continuing operations available to common would have been $(16.0) million and pro forma 1997 income (loss) per common share would have been $(4.95) per share.

                        THERMADYNE HOLDINGS CORPORATION
                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                PRO FORMA STATEMENT OF OPERATIONS -- (CONTINUED)
                             (DOLLARS IN MILLIONS)

(10) Basic and diluted shares presented in the column "Company Historical" represent the weighted average of shares outstanding for the year ended December 31, 1997. See the discussion under the caption "Significant Accounting Policies -- Earnings Per Share" in Note 3 to the Company's Consolidated Financial Statements for a reconciliation of basic shares to diluted shares. Basic and diluted shares presented in the column "Pro Forma" represent the number of shares that will be outstanding after giving effect to the transactions contemplated by the Merger. Basic and diluted shares are equal as the effect of any common stock equivalents would be anti-dilutive. A reconciliation of shares outstanding on April 9, 1998 to shares outstanding immediately after the Merger is as follows:

Shares outstanding on April 9, 1998............................  11,175,293
Shares repurchased by the Company in the Merger................ (10,690,283)
Shares purchased by Company management  .......................     141,002
Shares purchased by DLJMB Funds ...............................   2,608,696
                                                                 ----------
Shares outstanding after the Merger ...........................   3,234,708
                                                                 ==========

(11) "Adjusted EBITDA" is defined as operating income plus depreciation, amortization of goodwill, amortization of intangibles and net periodic postretirement benefits expense and is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Adjusted EBITDA is also one of the financial measures by which the Company's compliance with its covenants is calculated under its debt agreements. The Company believes that Adjusted EBITDA is a useful supplement to net income (loss) and other consolidated income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. However, the Company's method of computation may or may not be comparable to other similarly titled measures of other companies. In addition, Adjusted EBITDA is not necessarily indicative of amounts that may be available for discretionary uses and does not reflect any legal or contractual restrictions on the Company's use of funds.

                        THERMADYNE HOLDINGS CORPORATION
            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

                                                           DECEMBER 31, 1997
                                                ---------------------------------------
                                                                 MERGER
                                                HISTORICAL   ADJUSTMENTS (1)  PRO FORMA
                                                ----------   ---------------  ---------
                                                             (IN MILLIONS)
ASSETS
Current assets:
 Cash and cash equivalents ...................    $   1.5             --       $   1.5
 Accounts receivable .........................       76.9             --          76.9
 Inventories .................................      105.1             --         105.1
 Prepaid expenses and other ..................        8.5             --           8.5
                                                  -------        -------       -------
  Total current assets .......................      192.0             --         192.0
Property, plant and equipment, net ...........       85.2             --          85.2
Deferred financing costs .....................        5.8           19.2 (2)      19.2
                                                                    (5.8)(3)
Intangibles, net .............................       34.0             --          34.0
Deferred income taxes ........................       35.5           16.8 (4)      52.3
Other assets .................................        2.0             --           2.0
                                                  -------        -------       -------
 Total assets ................................    $ 354.5        $  30.2       $ 384.7
                                                  =======        =======       =======
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable ............................    $  55.4             --       $  55.4
 Accrued and other liabilities ...............       32.6             --          32.6
 Accrued interest ............................        5.7           (5.7)(1)        --
 Income taxes payable ........................        4.8             --           4.8
 Current maturities of long-term obligations .        4.9           (3.5)(1)       1.4
                                                  -------        -------       -------
  Total current liabilities ..................      103.4           (9.2)         94.2
New Credit Facility:
 Revolving credit facility ...................         --           12.9 (1)      12.9
 Term loans ..................................         --          330.0 (1)     330.0
Operating Co. Notes ..........................         --          205.0 (1)     205.0
MergerSub Notes ..............................         --           95.0 (1)      95.0
Outstanding Senior Notes .....................       99.3          (99.3)(1)        --
Outstanding Subordinated Notes ...............      179.3         (179.3)(1)        --
Other existing long-term debt, less current
 maturities ..................................       74.6          (56.1)(1)      18.5
Other long-term liabilities ..................       60.7             --          60.7
Redeemable preferred stock ...................         --           50.0 (1)      50.0
Stockholders' deficit ........................     (162.8)        (318.8)(5)    (481.6)
                                                  -------        -------       -------
  Total liabilities and stockholders'
   deficit....................................    $ 354.5        $  30.2       $ 384.7
                                                  =======        =======       =======

           See accompanying notes to Unaudited Condensed Consolidated
                            Pro Forma Balance Sheet.

                        THERMADYNE HOLDINGS CORPORATION
       NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
                                 (IN MILLIONS)

(1) Sources and uses of cash and cash equivalents in the Merger, including the Merger Financing and the application of the proceeds thereof as of December 31, 1997, is as follows:

TOTAL USES:
Cash to purchase shares .......................................  $368.8
Option cash proceeds ..........................................    18.1
Management Loans ..............................................     3.6
Repayment of Outstanding Subordinated Notes ...................   179.3
Repayment of Outstanding Senior Notes .........................    99.3
Repayment of outstanding U.S. and Australian bank facilities  .    59.6
Payment of accrued interest ...................................     5.7
Estimated transaction fees and expenses .......................    53.4
                                                                 ------
  Total uses...................................................  $787.8
                                                                 ======
TOTAL SOURCES:
New Credit Facility
 Revolving credit facility.....................................  $ 12.9
 Term loans ...................................................   330.0
Operating Co. Notes ...........................................   205.0
MergerSub Notes ...............................................    95.0
Redeemable preferred stock and warrants purchased by DLJMB (a)     50.0
Management Share Purchase .....................................     4.9
Common stock purchased by DLJMB................................    90.0
                                                                 ------
  Total sources................................................  $787.8
                                                                 ======

--------------
  (a) For a description of such securities, see "Description of Company Capital Stock -- Capital Stock of the Company following the Merger." It is contemplated that up to 353,428 Warrants will be issued together with the Mirror Preferred Stock. The Warrants and the Mirror Preferred Stock are expected to be priced as a unit, and no independent value has been allocated to the Warrants individually.

(2) Represents the portion of estimated transaction fees and expenses attributable to the New Credit Facility, the Operating Co. Notes, the MergerSub Notes and related interim financing commitments. See Note 6 to the Company's Unaudited Condensed Consolidated Pro Forma Statement of Operations.
(3) The adjustment reflects the $5.8 million write-off of deferred debt issuance costs associated with retiring the existing indebtedness. See Notes 2 and 6 to the Company's Unaudited Condensed Consolidated Pro Forma Statement of Operations for an explanation of the pro forma income statement impact.
(4) Reflects tax benefit of expense adjustments at a 35.0% rate as shown below:

Option cash proceeds.....................................            $18.1
 Non-capitalized transaction fees and expenses ..........    34.2
 Less: estimated non-deductible portion..................   (10.0)
                                                             ----
Deductible non-capitalized transaction fees and
 expenses................................................             24.2
Write-off of deferred debt issuance costs................              5.8
                                                                     -----
Total deductible expenses................................             48.1
Tax rate.................................................             35.0%
                                                                     -----
Tax benefit..............................................            $16.8
                                                                     =====

(5) Represents the change in the stockholders' deficit as a result of the Merger, including the Merger Financing and the application of the proceeds thereof:

Cash to purchase shares (a) .......................   $(368.8)
Management Share Purchase (b) .....................       4.9
Receivable related to Management Loans (c)  .......      (3.6)
Common stock purchased by DLJMB ...................      90.0
Non-capitalized transaction fees and expenses (d)       (34.2)
Write-off of deferred debt issuance costs  ........      (5.8)
Option cash proceeds (e) ..........................     (18.1)
Tax benefit of expense adjustments ................      16.8
                                                    ----------
  Total change in stockholders' deficit............   $(318.8)
                                                    ==========

--------------
    (a) Assumes 10,690,283 shares are purchased for $34.50 per share. See "The Merger -- Merger Consideration."
    (b) Represents the Management Share Purchase (certain members of senior management's anticipated purchase of 141,002 shares of the common stock of the surviving corporation for $34.50 per share). See "The Merger -- Merger Financing."
    (c) Represents loans provided to certain members of senior management by the Company to facilitate the Management Share Purchase.
    (d) Represents all non-capitalized transaction fees and expenses and includes estimated legal, accounting, advisory and consulting fees of $17.4 million and estimated debt prepayment fees of $16.8 million. The tax benefit of these expenses is included separately in the table above.
    (e) Represents the purchase of 1,033,668 options at an average purchase price of $17.47 (the difference between $34.50 and $17.03, the average exercise price of the Options). See "The Merger -- Merger Consideration."

                            SELECTED FINANCIAL DATA

   The selected financial data for and as of each of the years in the five-year period ended December 31, 1997 set forth below have been derived from the audited Consolidated Financial Statements of the Company and its predecessor. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto, in each case included elsewhere herein. In 1996 the Company announced plans to sell, and in 1997 consummated the sale of, its wear resistance business and in late 1995 announced its plans to sell, and in 1996 consummated the sale of, its gas containment and floor maintenance businesses. These businesses are accounted for as discontinued operations in the Company's Consolidated Financial Statements.

                                                                            COMPANY                         PREDECESSOR
                                                          --------------------------------------------  -----------------
                                                                 FISCAL YEARS ENDED DECEMBER 31,           FISCAL YEAR
                                                          --------------------------------------------  ENDED DECEMBER 31,
                                                            1997        1996        1995      1994(1)          1993
                                                            ----        ----        ----      -------   -----------------
                                                             (IN MILLIONS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING RESULTS DATA(2):
 Net sales ..........................................     $ 520.4     $ 439.7     $ 316.8     $258.1          $ 248.3
 Cost of goods sold .................................       320.0       259.8       176.0      141.1            132.2
 Selling, general and administrative expenses  ......       110.7        95.9        74.7       60.0             57.8
 Amortization of goodwill(3) ........................         1.6        83.0        92.9       83.9              4.5
 Amortization of intangibles(4) .....................         6.8        12.4        48.4       10.7              8.7
 Net periodic postretirement benefits ...............         2.8         2.7         2.1        2.1              3.6
                                                          -------     -------     -------     ------          -------
 Operating income (loss) ............................        78.5       (14.1)      (77.3)     (39.7)            41.5
 Interest expense ...................................        45.3        45.7        41.3       39.1             66.9
 Other expense, net(5) ..............................         4.7         3.7         4.8        2.0             27.4
 Income (loss) from continuing operations  ..........        15.1       (62.9)     (131.8)     (85.1)           (53.4)
 Income (loss) per share from continuing
  operations(6):

  Basic .............................................        1.36       (5.83)     (12.97)     (8.51)              --
  Diluted ...........................................        1.33       (5.83)     (12.97)     (8.51)              --

CONSOLIDATED BALANCE SHEET DATA:
 Working capital(7) .................................     $  88.5     $  67.6     $  52.3     $ 81.5          $  65.8
 Total assets .......................................       354.5       353.4       416.4      627.8            517.5
 Total debt(8) ......................................       358.1       421.3       456.5      497.7            693.3
 Total stockholders' equity (deficit) ...............      (162.8)     (185.3)     (132.2)      20.6           (307.9)

CONSOLIDATED CASH FLOW DATA:
 Net cash provided by operating activities  .........     $  15.0     $  21.5     $  31.2     $  5.4          $  36.6
 Net cash provided by (used in) investing activities         36.8        18.7       (15.7)      (1.0)            (7.3)
 Net cash (used in) financing activities ............       (51.7)      (40.6)      (20.9)      (5.8)           (22.1)

OTHER DATA:
 Ratio of earnings to fixed charges(9)...............         1.6x         --          --         --               --
 Adjusted EBITDA(10) ................................     $ 102.1     $  95.7     $  74.6     $ 62.7          $  63.8
 Depreciation........................................        12.5        11.7         8.5        5.7              5.6
 Capital expenditures ...............................        16.3        11.4         7.2        8.0              5.0

--------------
(1) Represents the eleven-month period from February 1, 1994, the effective date of the Restructuring, through December 31, 1994.

(2) See "The Company--Refocusing Strategy" and the discussion under the caption "Recent Events -- Acquisitions" in Note 2 to the Company's Consolidated Financial Statements for information concerning the Company's business combinations occurring during the periods presented.
(3) In conjunction with the Restructuring, the Company's assets and liabilities were revalued at the effective date thereof. The assets and liabilities were stated at their reorganization value. The portion of the reorganization value not attributable to specific assets was amortized over a three year period.
(4) Includes $33.0 million in 1995 related to the writedown of intangible assets in accordance with Financial Accounting Standards Board Statement No. 121.
(5) During 1993, nonrecurring charges of $18.9 million were recorded resulting from writing off unamortized debt discount and deferred financing costs and other costs related to the Restructuring.
(6) Per share amounts for periods prior to the Restructuring are not meaningful and, therefore, not presented.
(7)    Excludes net assets of discontinued operations for 1995 and 1996.
(8)    For 1993, includes liabilities subject to compromise of $466.2 million.
(9) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of the interest component of rent expense. Earnings were not sufficient to cover fixed charges by $52.8 million, $80.8 million, $123.3 million and $63.5 million for the fiscal years ended December 31, 1993, 1994, 1995 and 1996, respectively.
(10) "Adjusted EBITDA" is defined as operating income plus depreciation, amortization of goodwill, amortization of intangibles and net periodic postretirement benefits expense and is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). Adjusted EBITDA is also one of the financial measures by which the Company's compliance with its covenants is calculated under its debt agreements. The Company believes that Adjusted EBITDA is a useful supplement to net income (loss) and other consolidated income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. However, the Company's method of computation may or may not be comparable to other similarly titled measures of other companies. In addition, Adjusted EBITDA is not necessarily indicative of amounts that may be available for discretionary uses and does not reflect any legal or contractual restrictions on the Company's use of funds.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Company's Consolidated Financial Statements including the notes thereto.

   This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

   Thermadyne, through its subsidiaries, is engaged in the design, manufacture and distribution of cutting and welding products and accessories. Since the Restructuring, the Company has embarked on a strategy designed to focus its business exclusively on the cutting and welding industry and enhance the Company's market position within that industry.

   The Company divested three non-core business units during the past two years: the Coyne Cylinder Company and the Clarke floor maintenance business in 1996 and the Deloro Stellite wear resistance business in 1997. In addition, since the Restructuring the Company acquired six cutting and welding businesses, which businesses collectively generated approximately $169 million in annual revenue at the respective times of acquisition, in order to broaden the Company's product offerings and expand the Company's worldwide geographic coverage.

   The acquisitions of Modern Engineering Company (1994), C&G Systems Inc.
(1995), Arcsys (1997), and Woodland (1997) all added additional or complementary product lines to the Company's product offering. In addition to further expanding the Company's product offering with new products, the acquisition of Cigweld (1996), an Australian based manufacturer of welding products, provided the Company with a significant market position in Australia and New Zealand and positioned the Company to effectively compete in the growing Asian market. The acquisition of GenSet (1997), an Italian manufacturer of engine-driven welders, extended the Company's product line globally and increased the Company's European presence. Thermadyne plans to continue its focused acquisition strategy to acquire businesses that augment its product offering and/or geographic coverage.

   The Company's revenue is now generated entirely by the sale of cutting and welding equipment, accessories and consumables. Consumables include tips, electrodes, parts and other products that are required to be periodically replaced. Consumable sales accounted for over 40% of total revenue in 1997 and are expected to continue generating a significant percentage of revenue in the future.

   As a result of the proposed Merger, the Company and MergerSub will incur various expenses currently estimated to range between $50 million and $60 million (pre-tax) in connection with consummating the transaction. See Note 2 to the Unaudited Condensed Consolidated Pro Forma Statement of Operations for a more detailed explanation of these expenses. While the exact timing, nature and amount of these costs are subject to change the Company anticipates that a significant one-time pretax charge will be recorded in the quarter in which the Merger is consummated. As a result of the foregoing, the Company expects to record a significant net loss in the quarter in which the Merger is recorded. Because this loss will result directly from the one-time charge incurred in connection with the Merger, and this charge will be funded entirely through the proceeds of the Merger Financing, the Company does not expect this loss to materially impact its liquidity, ongoing operations or market position.

COST REDUCTION INITIATIVES

   Thermadyne strives to continually improve manufacturing efficiencies and reduce unit costs. In December 1997, the Company implemented a cost reduction program that includes the following principal elements: (i) vendor rationalization and consolidation; (ii) manufacturing process and productivity improvements and product design changes; (iii) personnel rationalization and expense reductions; (iv) advertising and trade show expense reductions; (v) aircraft, charter and other travel expense reductions; and (vi) elimination of the annual sales meeting. These cost reduction initiatives are expected to generate approximately $10 million in savings on an annualized basis. In addition, the Company has initiated the implementation of a new global information system that is designed to allow the Company to further integrate administrative functions and improve information flow across business unit lines.

RESULTS OF OPERATIONS

   The following discussion of results of operations is presented for the fiscal years ended December 31, 1995, 1996 and 1997. The results of operations of the Company include the operations of C&G, Cigweld, GenSet, Arcsys and Woodland from their respective dates of acquisition.

1997 Compared to 1996

 Net Sales

   Net sales from continuing operations for the year ended December 31, 1997 were $520.4 million, compared to net sales of $439.7 million for the year ended December 31, 1996, an increase of $80.7 million, or 18.4%. Domestic and international sales increased 12.0% and 28.3%, respectively in 1997. Included in net sales for the year ended December 31, 1997 are sales of $32.9 million related to GenSet, which was acquired effective February 1, 1997, $5.6 million related to Arcsys, which was acquired on September 26, 1997 and $0.2 million related to Woodland, which was acquired on November 25, 1997. Excluding sales from these acquired companies, net sales from continuing operations increased $42.0 million, or 9.6%. New product introductions and the addition of products through acquisition have been the most significant growth factors in domestic sales. Success with new marketing programs and with sales through alternate channels have also contributed to this increase. Sales in international markets have increased as a result of strategic initiatives in Asia and Latin America, and the addition of sales personnel.

 Costs and Expenses

   Cost of goods sold from continuing operations as a percentage of sales for the year ended December 31, 1997 was 61.5% compared to 59.1% for the year ended December 31, 1996. This change is largely due to the 1997 acquisitions as these new product lines have lower average gross margins than the blended margin in the Company's existing businesses. Excluding the effect of the 1997 acquisitions, cost of goods sold as a percentage of sales would have been 59.9%.

   Selling, general and administrative expenses from continuing operations increased 15.4% to $110.7 million for the year ended December 31, 1997 from $95.9 million for the year ended December 31, 1996. The 1997 acquisitions added $4.6 million of this $14.8 million increase. The remainder of this increase is mostly the result of spending in Asia and Latin America related to internal infrastructure and business development as the Company pursues increased market share in these regions. As a percentage of sales, selling, general and administrative expenses from continuing operations decreased to 21.3% for the year ended December 31, 1997 from 21.8% for the year ended December 31, 1996.

   Amortization of goodwill decreased $81.4 million to $1.6 million for the year ended December 31, 1997 from $83.0 million for the year ended December 31, 1996. Goodwill amortization in 1997 relates to acquisitions since the Company's 1994 financial reorganization. In 1996, goodwill recorded in connection with the reorganization was reduced, in part, by the initial recognition of certain deferred tax assets existing on the effective date of the Company's comprehensive financial restructuring and the remaining amount associated with the reorganization became fully amortized. Amortization of other intangibles decreased from $12.4 million to $6.8 million for the years ended December 31, 1996 and 1997, respectively. This $5.6 million, or 45.3%, decrease results from the initial recognition of the net deferred tax asset as well as adjustments during 1997 resulting from the recognition of net operating loss carryforward benefits and the sale of the wear resistance business.

   Interest expense was essentially the same for 1997 as in 1996, even though the Company's overall debt level decreased $63.3 million over the course of the year. This is due to the acquisition of GenSet in February 1997 which resulted in a higher overall debt balance the first nine months of the year. Cash proceeds from the sale of discontinued operations were used to reduce debt at the end of the third quarter 1997.

   Income tax expense was $13.5 million for the year ended December 31, 1997 compared to an income tax benefit of $0.5 million for the year ended December 31, 1996. The income tax benefit recorded in the fourth quarter of 1996 includes a $13.8 million income tax benefit resulting from the initial recognition of the Company's net deferred tax asset. The Company's decision to record the net deferred tax asset was based on an analysis of actual taxable income in the available carryback period and taxable income expected to be generated in the succeeding three years. Based on this analysis, the Company believes that it is more likely than not that the recorded net deferred tax asset will be realized.

 Adjusted EBITDA

   Adjusted EBITDA from continuing operations was $102.1 million and $95.7 million for the years ended December 31, 1997 and 1996, respectively. As a percentage of sales, Adjusted EBITDA was 19.6% for the year ended December 31, 1997 compared to 21.8% for the year ended December 31, 1996. For a description of the term "Adjusted EBITDA," see Note 11 to "Summary and Special Factors -- Summary Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data."

 Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income" ("FASB 130"), which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders. FASB 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented.

   Also in June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information"("FASB 131"), which requires publicly-held companies to report financial and descriptive information about its operating segments in financial statements issued to shareholders for interim and annual periods. The statement also requires additional disclosures with respect to products and services, geographical areas of operations, and major customers. FASB 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented.

   The Company is evaluating the impact of adopting these standards.

1996 Compared to 1995

 Net Sales

   Net sales from continuing operations were $439.7 million for the year ended December 31, 1996, representing an increase of $123.0 million, or 38.8%, over comparable net sales for the year ended December 31, 1995. This increase includes $100.2 million related to Cigweld, which was acquired effective February 1, 1996. Excluding the effects of Cigweld, net sales from continuing operations increased $22.8 million, or 7.2%, over 1995. This growth was realized over all of the Company's key product lines and was the result of emphasis on new product development, sales force expansion and increasing the Company's international presence. The Company's overall sales increase came from domestic growth of 7.5% and an increase in international business of 154.4% including the effects of Cigweld. Sales have increased in all the Company's major international markets, particularly Asia and Latin America which are two of the key geographic areas the Company has targeted for growth.

 Costs and Expenses

   Cost of goods sold from continuing operations for the year ended December 31, 1996 was 59.1% of sales, which compares to 55.5% of sales for the year ended December 31, 1995. This increase in percent of sales was expected upon completion of the acquisition of Cigweld as the average gross margin on Cigweld products is lower than the Company's existing businesses' blended margin. Excluding the effect of Cigweld, cost of goods sold would have been 54.6% of sales with the improvement over 1995 due primarily to a more favorable sales mix.

   Selling, general and administrative expenses from continuing operations increased $21.2 million, or 28.4%, to $95.9 million for the year ended December 31, 1996. The acquisition of Cigweld accounts for $17.2 million of this increase. As a percentage of sales, selling, general and administrative expenses were 21.8% for the 12 months ended December 31, 1996 compared to 23.6% for the twelve months ended December 31, 1995.

   Amortization of other intangibles has decreased from 1995 due to the early adoption of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during the fourth quarter of 1995, which resulted in a writedown of those assets of approximately $33.0 million.

   Interest expense increased $4.4 million to $45.7 million for the year ended December 31, 1996 from $41.3 million for the year ended December 31, 1995. This increase results primarily from debt incurred in the acquisition of Cigweld.

   A tax benefit of $0.5 million was reported for the year ended December 31, 1996 compared to tax expense of $8.5 million reported for the year ended December 31, 1995. In the fourth quarter of 1996, the Company reevaluated the realizability of its net deferred tax asset, and consequently, recorded a $13.8 million reduction in income tax expense. The Company's decision to record the net deferred tax asset was based on an analysis of actual taxable income in the available carryback period and taxable income expected to be generated in the succeeding three years. Based on this analysis, the Company believes that it is more likely than not that the recorded net deferred tax asset will be realized.

 Adjusted EBITDA

   Adjusted EBITDA from continuing operations was $95.7 million for the 12 months ended December 31, 1996 compared to $74.6 million for the 12 months ended December 31, 1995. As a percentage of sales, Adjusted EBITDA was 21.8% for the year ended December 31, 1996, compared to 23.6% for 1995. Excluding Cigweld the Adjusted EBITDA percentage for 1996 would have been 24.8%. For a description of the term "Adjusted EBITDA," see Note 11 to "Summary and Special Factors -- Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data."

 Discontinued Operations

   Excluding the effects of accounting for the wear resistance business as discontinued operations, net sales and EBITDA for the twelve months ended December 31, 1996, were $546.1 million and $110.5 million, respectively, increases of 31.9% and 24.4%, respectively, over the 12 months ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

 Post-Merger

   Following the Merger, the Company's principal sources of liquidity will be cash flow from operations and borrowings under the New Credit Facility. The Company's principal uses of cash will be debt service requirements, capital expenditures, acquisitions and working capital. The Company expects that ongoing requirements for debt service, capital expenditures and working capital will be funded from operating cash flow and borrowing under the New Credit Facility. In connection with future acquisitions, the Company may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof. There can be no assurance that any such additional financing will be available to the Company on acceptable terms.

   The Company will incur substantial indebtedness in connection with the Merger and the Merger Financing. On a pro forma basis, after giving effect to the Merger, the Merger Financing and the application of the proceeds thereof, the Company would have had approximately $662.8 million of indebtedness outstanding as of December 31, 1997 as compared to $358.1 million of indebtedness outstanding as of December 31, 1997 on a historical basis. In addition, on the same pro forma basis, the

Company would have a stockholders' deficit of $481.6 million at December 31, 1997 as compared to a stockholders' deficit of $162.8 million as of December 31, 1997 on a historical basis. The Company's significant debt service obligations following the Merger could, under certain circumstances, have material consequences to security holders of the Company. See "Risk Factors."

   In connection with the Merger, MergerSub expects to raise approximately $140 million through the issuance of approximately 2,608,696 shares of MergerSub Common Stock, 2,000,000 shares of Preferred Stock and MergerSub Warrants to purchase at least 353,428 shares of MergerSub Common Stock at an exercise price of not less than $0.01 per share and approximately $95 million through the issuance of the MergerSub Notes. At the Effective Time, the proceeds from the sale of such securities will become an asset of the Company, each share of MergerSub Common Stock will become a share of Company Common Stock, each share of MergerSub Preferred Stock will become a share of preferred stock of the Company, each MergerSub Warrant will by its terms become exercisable for an equal number of shares of Company Common Stock and the Company will succeed to the obligations of MergerSub with respect to the MergerSub Notes. In addition, Operating Co. expects to raise up to $635 million through the issuance of the Operating Co. Notes and through the New Credit Facility. The New Credit Facility is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such financing. In addition, immediately following the Effective Time, certain members of senior management will be offered the opportunity to purchase, in the aggregate, up to 141,002 shares of common stock of the Surviving Corporation through the Management Share Purchase. The Management Share Purchase will be financed, in part, through the Management Loans.

   The term loan facility under the New Credit Facility will consist of (i) a $100 million Term Loan A, (ii) a $115 million Term Loan B and (iii) a $115 million Term Loan C. Term Loan A will mature six years after the closing date, Term Loan B will mature seven years after the closing date and Term Loan C will mature eight years after the closing date. Commitments under the revolving credit facility of the New Credit Facility will terminate six years after the closing date.

   Borrowings under the New Credit Facility will bear interest based on a margin over, at Operating Co.'s option, the base rate or LIBOR. The applicable margin will vary based on Operating Co.'s ratio of consolidated indebtedness to adjusted EBITDA. Operating Co.'s obligations under the New Credit Facility will be secured by substantially all of the assets of Operating Co., including a pledge of the capital stock of all of its direct material subsidiaries, subject to certain limitations with respect to foreign subsidiaries. In addition, the Company will guarantee the obligations of Operating Co. under the New Credit Facility. Such guarantee will only be recourse to the Company's pledge of all of the outstanding capital stock of Operating Co. to secure Operating Co.'s obligations under the New Credit Facility. The New Credit Facility will contain customary covenants and events of default including substantial restrictions on Operating Co.'s ability to make dividends or other distributions to the Company.

   The MergerSub Notes will be issued by MergerSub, will become obligations of the Company following the Merger and will not be guaranteed by Operating Co. nor by any of the Company's consolidated subsidiaries. The MergerSub Notes are expected to mature in 2008 and are not expected to require cash interest payments until 2003. The MergerSub Notes will contain customary covenants and events of default, including covenants that limit the ability of the Company and its subsidiaries to incur debt, pay dividends and make certain investments.

   The Operating Co. Notes will be issued by Operating Co. and, upon issuance, will not be guaranteed by the Company or any of Operating Co.'s subsidiaries. The Operating Co. Notes are expected to mature in 2008. Interest on the Operating Co. Notes will be payable semiannually in cash. The Operating Co. Notes will contain customary covenants and events of default, including covenants that limit the ability of Operating Co. and its subsidiaries to incur debt, pay dividends and make certain investments.

   The Company anticipates that its operating cash flow, together with borrowings under the New Credit Facility, will be sufficient to meet its anticipated future operating expenses, capital expenditures and to service its debt requirements as they become due. However, the Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. See "Risk Factors."

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

 Historical

   Working Capital and Cash Flows. Cash provided by operating activities was $15.0 million for the year ended December 31, 1997 compared to $21.5 million for the year ended December 31, 1996. This decrease in cash provided by operating activities is the result of a net increase in operating assets and liabilities in 1997 compared to 1996 of $7.3 million, partially offset by an increase in earnings (adjusted for noncash expenses) of $0.8 million in 1997 over 1996. Net cash provided by investing activities was $36.8 million in 1997 compared to $18.7 million in 1996. Cash used for acquisitions decreased $36.1 million and cash proceeds from the sale of discontinued operations decreased $23.8 million in 1997 compared to 1996. In addition, cash used for capital expenditures increased $4.9 million and other assets provided $8.6 million more in 1997. Net cash used in financing activities was $51.7 million for the year ended December 31, 1997, an increase of $11.1 million over the use of $40.6 million for the year ended December 31, 1996. The net repayment of long-term obligations was $28.1 million higher in 1997 than in 1996. This was partially offset by an increase in cash provided by the accounts receivable securitization of $15.6 million and a decrease in cash used by financing fees of $3.9 million in the year ended December 31, 1997 compared to the same period of 1996.

   Capital Expenditures. The Company had $16.3 million of capital expenditures related to continuing operations in 1997. The Company's credit agreement contains restrictions on the Company's ability to make capital expenditures. Based on present estimates, management believes that the amount of capital expenditures permitted to be made under the credit agreement will be adequate to maintain the properties and businesses of the Company's continuing operations.

   Liquidity. The major uses of cash in 1998 are expected to be for debt service requirements of approximately $5 million in mandatory principal payments and approximately $44 million in interest payments, capital expenditures of approximately $18 million and tax payments of approximately $20 million. Management believes that cash from operating activities, together with available borrowings under its revolving credit facility, if necessary, will be sufficient to permit the Company to meet these financial obligations.

   The Company will continue from time to time to explore additional auxiliary financing methods and other means to lower its cost of capital which could include stock issuances or debt financing and the application of the proceeds therefrom to the payment of bank debt, or the purchase of senior or senior subordinated notes.

EFFECT OF INFLATION; SEASONALITY

   Inflation has not been a material factor affecting the Company's business. In recent years, the cost of electronic components has remained relatively stable due to competitive pressures within the industry, which has enabled the Company to contain its service costs. The Company's general operating expenses, such as salaries, employee benefits, and facilities costs, are subject to normal inflationary pressures.

   The operations of the Company are generally not subject to seasonal fluctuations.

YEAR 2000 COMPLIANCE

   The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. However, the Company is uncertain as to the extent its customers and vendors may be affected by Year 2000 issues that require commitment of significant resources and may cause disruptions in the customers' and vendors' businesses.

                                  THE COMPANY

OVERVIEW

   Thermadyne is a leading global manufacturer of cutting and welding products and accessories. The Company manufactures a broad range of gas (oxy-fuel) and electric arc cutting and welding products that are ultimately sold to end-user customers principally engaged in the aerospace, automotive, construction, metal fabrication, mining, mill and foundry, petroleum and shipbuilding industries. Thermadyne sells its products through a domestic network of approximately 1,100 independent distributors who market Thermadyne products to over 10,000 end-user customers. The stability of the Company's customer base is demonstrated by the fact that its 20 largest customers in 1997 were substantially unchanged from 1996.

   The Company's core products enjoy strong brand recognition, a reputation for quality and strong market positions. In addition, through the strategic acquisitions of six cutting and welding businesses and the divestitures of three non-core businesses since 1993, the management of Thermadyne has repositioned the Company to focus exclusively on its core cutting and welding markets. Management believes that this refocusing strategy, combined with continual new product introductions, an extensive distribution network and market leading brands, has significantly contributed to the compound annual growth in the Company's net sales and Adjusted EBITDA of 20.3% and 12.5%, respectively, since 1993. For a description of the term "Adjusted EBITDA," see Note 11 to "Summary and Special Factors -- Summary Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data."

   According to the United States Department of Commerce, domestic welding industry revenues totaled over $3.6 billion in 1997. The domestic industry has grown at an annual rate of 5.9% since 1989 and is expected to grow 4.2% in 1998. Global welding industry revenues are estimated to total over $10.0 billion and management believes that international market growth has been faster than the domestic market, driven, in large part, by infrastructure spending in developing markets. International markets are estimated to account for approximately 42% of the Company's net sales in 1997, up from approximately 20% of net sales in 1994. Management believes that the cutting and welding industry is mature and that its growth patterns in industrialized countries are likely to mirror those of general economic activity. Although the industry has begun to experience global consolidation, it continues to be very fragmented.

REFOCUSING STRATEGY

   Since the Restructuring in February 1994, the Company has effected a series of transactions to focus its business exclusively on the cutting and welding industry. The Company sold its Clarke floor maintenance business and the Coyne Cylinder Company in 1996, followed by the sale of the Deloro Stellite wear resistance business in 1997. While selling non-core operations, Thermadyne initiated an acquisition strategy, purchasing six cutting and welding products businesses since the Restructuring, which businesses collectively generated approximately $169 million in annual revenues at the respective times of acquisition. The acquisitions of cutting and welding businesses provide an opportunity for Thermadyne to expand distribution of existing product lines into new geographic regions and to sell acquired product lines through Thermadyne's existing distribution network, which opportunities are believed by management to be substantial.

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

   The following table sets forth certain information with respect to the Company's recent acquisitions:

                                     YEAR                                                   ANNUAL
              TARGET               ACQUIRED              PRINCIPAL PRODUCTS               REVENUE(1)
              ------               --------              ------------------               ----------
                                                                                        (IN MILLIONS)
 Modern Engineering Company,
  Inc. ..........................    1994    Oxy-fuel gas apparatus                        $  3.0
 C&G Systems, Inc. ..............    1995    Cutting tables                                   2.5
 Duxtech Pty. Limited (Cigweld) .    1996    Electric arc products, oxy-fuel products,      100.1
                                             filler metals, gas control products and
                                             safety products
 GenSet S.p.A. ..................    1997    Engine-driven welders and generators            38.1
 Prestolite Power Corporation
  Welding Division (Arcsys)  ....    1997    Arc welders, plasma welders and wire            20.3
                                             feeders
 Woodland Cryogenics, Inc.  .....    1997    Cryogenic pumps, ambient and electric            4.6
                                             vaporizers and automatic cylinder filling
                                             systems
  Total..........................                                                          $168.6
                                                                                           ------
--------------
 (1)Estimated annual revenue at the respective times of acquisition.


COMPETITIVE STRENGTHS

   Thermadyne possesses a number of competitive strengths that have allowed it to develop and maintain a strong position within the cutting and welding industry, including the following:

   MARKET POSITION. Management believes that the strength and longevity of the numerous Thermadyne brand names creates a significant competitive advantage and positions Thermadyne as one of the leaders in the cutting and welding industry. Thermadyne was originally formed through the combination of several market leading manufacturers of cutting and welding products and each of the Company's divisions continues to maintain industry-leading brand names with significant market shares. Management believes that VICTOR(Registered Trademark), founded in 1913, is the leading brand name in domestic gas-operated cutting and welding torches and equipment; TWECO(Registered Trademark), founded in 1936, is the leading domestic manufacturer of metal inert gas ("MIG") and manual welding torches; ARCAIR(Registered Trademark) is the leading domestic brand name of tungsten inert gas ("TIG") torch and accessory products; THERMAL DYNAMICS(Registered Trademark), founded in 1957, is a leading domestic manufacturer of manual plasma cutting products; and CIGWELD(Registered Trademark), founded in 1922, is the leading brand name in the Australia/New Zealand cutting and welding products market. Each of the manufacturing operations associated with these brands is ISO-9000 series certified.

   ESTABLISHED, EFFECTIVE DISTRIBUTION CHANNELS. The Company believes that its strong, established and long-standing relationships with over 1,100 independent cutting and welding products distributors in the United States provide a significant competitive advantage and support the Company's strong market position. Thermadyne's domestic distributor relationships are maintained by 11 area business managers who oversee the Company's relationships with large distributors and by separate product-specific sales forces for each of Thermadyne's business units. Management believes that this unique structure, which combines relationship managers with technically trained product specialists, has enabled the Company to more effectively utilize its distributor networks. Management also believes that this established distribution network enables the Company to achieve market penetration when introducing newly developed or acquired products.

   PROVEN AND COMMITTED SENIOR MANAGEMENT TEAM. Thermadyne's management team has repositioned the Company over the past four years to focus exclusively in its core cutting and welding markets. This repositioning was accomplished through divestitures of non-core assets and acquisitions of strategic businesses or product lines. In addition, through aggressive new product development and acquisition strategies, the management team has positioned the Company to realize a 23.4% compound annual growth rate in net sales since the Restructuring. It is expected that each member of the senior management team will sign employment contracts with the Company in connection with the Merger and will participate in incentive plans tied specifically to the Company's financial performance. See "The Merger -- Interests of Certain Persons in the Merger" and "Compensation of Executive Officers and Directors."

   DIVERSE AND STABLE CUSTOMER BASE. The Company's customer base includes cutting and welding product distributors as well as end-user customers principally engaged in the aerospace, automotive, construction, metal fabrication, mining, mill and foundry, petroleum and ship building industries. Although the Company's largest customer accounted for approximately 8% of the Company's 1997 net sales, this customer is a distributor with approximately 450 locations that each sell to numerous end-user customers. Management believes that the stability of its customer base is demonstrated by the fact its 20 largest customers in 1997 were substantially unchanged from 1996.

BUSINESS STRATEGY

   Thermadyne has developed a business strategy designed to maintain its strong market positions and continue to expand its business. The primary elements of the Company's business strategy are as follows:

   NEW PRODUCT DEVELOPMENT. The foundation for Thermadyne's strong market positions and leading brand names is the development and introduction of new products and enhancements of existing products. The Company believes it is at the forefront of cutting and welding technology with a proven track-record of continual new product introductions and existing product enhancements that have resulted in more than 262 issued or pending United States and foreign patents. New products and product enhancements are designed to add value for customers, including enhanced safety features, improved productivity, ergonomics and an improved welding environment. Examples of recent new product introductions include robotic welding systems and accessories, high-purity instrumentation, automated plasma cutting and safety products and underwater cutting electrodes. During 1997, the Company introduced over 135 new products or product enhancements.

   STRATEGIC ACQUISITIONS. Thermadyne intends to continue its focused acquisition strategy that includes the following principal elements: (i) entering and expanding in geographic areas where the Company does not currently have a significant presence through acquisitions of local cutting and welding businesses and (ii) expanding in geographic areas where the Company currently maintains a strong presence through the acquisition of complementary product lines. The Company has completed six acquisitions since the Restructuring, which collectively generated approximately $169 million in annual revenues at the respective times of acquisition, including over $135 million of revenues for Australia and Italy. The Company believes that numerous acquisition candidates exist globally and the Company intends to continue to seek new acquisition opportunities in its cutting and welding business.

   LEVERAGE EXISTING DISTRIBUTION NETWORK. The Company intends to leverage its existing distribution network through the acquisition or introduction of new products and product enhancements. Management believes that when the Company acquires a local presence in a new geographic area, it can utilize the acquired distribution network to sell existing Thermadyne brands into that local market. In addition, the Company believes that significant opportunities exist to purchase complementary product lines and expand its business by selling the new product lines through Thermadyne's extensive distribution network. For example, through recent acquisitions the Company has expanded its offering of filler metals, conventional arc welding power supplies, safety equipment and engine-driven welding power sources and began marketing such products through its established distribution network. The Company intends to continue this strategy of penetrating new welding product markets by leveraging its extensive distribution network in conjunction with its new product development and focused acquisition strategies.

   INTERNATIONAL EXPANSION. Thermadyne has maintained an international presence for over 30 years and continues to broaden its presence throughout the world. International sales accounted for approximately 42% of net sales in 1997 as compared to approximately 20% in 1994. The Company has established a dedicated international market presence and maintains the leading position in Australia/ New Zealand and significant and growing positions in Europe, Asia and Latin America. Management intends to continue the expansion of its strong domestic brand names into the international market and to continue to penetrate the growing Asian and Latin American cutting and welding markets.

   CONTINUE COST REDUCTION EFFORTS. Thermadyne strives to continually improve manufacturing efficiencies and reduce unit costs. In December 1997, the Company implemented a cost reduction program that includes the following principal elements: (i) vendor rationalization and consolidation; (ii) manufacturing process and productivity improvements and product design changes; (iii) personnel rationalization and expense reductions; (iv) advertising and trade show expense reductions; (v) aircraft, charter and other travel expense reductions; and (vi) elimination of the annual sales meeting. In addition, the Company has initiated the implementation of a new global information system that is designed to allow the Company to further integrate administrative functions and improve information flow across business unit lines.

   CONTINUOUS IMPROVEMENTS IN CUSTOMER SERVICE. The Company believes that effective and proactive customer service has enabled the Company to build and maintain its leading market positions and strong distributor relationships. Management plans to continue this strategy of enhancing distributor and end-user relationships through continuous customer service improvements. Each of Thermadyne's divisions maintains a dedicated, well trained, technically oriented and product-specific sales and customer service team. Management believes that the dedicated product teams provide Thermadyne with a significant competitive advantage. In addition, to further improve customer service, the Company has implemented a national accounts team of 11 area business managers to support the dedicated product sales and service teams and further support sales to the Company's key distributors.

PRINCIPAL PRODUCTS

   The Company manufactures a broad range of both gas (oxy-fuel) and arc cutting and welding equipment (including a line of advanced plasma arc cutting systems and oxy-fuel apparatus), accessories and consumables, including repair parts. Over 40% of the Company's 1997 net sales were derived from the sale of consumables and repair parts. Gas cutting and welding torches burn a mixture of oxygen and fuel gas, typically acetylene. Arc cutting and welding systems are powered by electricity. The major arc cutting and welding systems are plasma, stick, MIG and TIG. Arc technology is more sophisticated than gas technology and can be used on more types of metals. In addition, arc equipment produces less distortion in the surrounding metal and it cuts and welds faster, reducing labor costs. However, gas technology is more portable and generally less expensive than arc technology and therefore remains important in many industries.

   The Company conducts its operations through the following subsidiaries:

   THERMAL DYNAMICS -- PLASMA ARC CUTTING PRODUCTS. Thermal Dynamics Corporation ("Thermal Dynamics"), located in West Lebanon, New Hampshire and founded in 1957, developed many of the early plasma cutting systems and maintains its position as a leading manufacturer of plasma cutting systems and replacement parts. Thermal Dynamics' product line ranges from a portable 20 amp unit to large 1000 amp units. Thermal Dynamics' end-users are engaged primarily in fabrication and repair of sheet metal and plate products found in fabricated structural steel and non-ferrous metals, automotive products, appliances, sheet metal, HVAC, general fabrication, shipbuilding and general maintenance.

   Advantages of the plasma cutting process over other methods include faster cutting speeds, the ability to cut ferrous and non-ferrous alloys and minimum heat distortion on the material being cut. Plasma cutting also permits metal cutting using only compressed air and electricity.

   TWECO -- ELECTRIC ARC PRODUCTS AND ARC GOUGING SYSTEMS. Tweco Products, Inc. ("Tweco"), located in Wichita, Kansas and founded in 1936, manufactures a line of arc welding replacement parts and accessories, including electrode holders, ground clamps, cable connectors, terminal connectors and lugs and cable splicers, and a variety of automatic and semi-automatic welding guns and cable assemblies utilized in the arc welding process. Tweco also manufactures manual stick electrode holders, ground clamps and accessories. Manual stick welding is one of the oldest forms of welding and is used primarily by smaller welding shops which perform general repair, maintenance and fabrication work. Tweco's end-users are primarily engaged in the manufacture or repair and maintenance of transportation equipment, including automobiles, trucks, aircraft, trains and ships; the manufacture of a broad range of machinery; and the production of fabricated metal products, including structural metal, hand tools and general hardware.

   Tweco is a leading domestic manufacturer of MIG welding guns. The MIG process is an arc welding process utilized in the fabrication of steel, aluminum, stainless steel and other metal products and structures. In the MIG process, a small diameter consumable electrode wire is continuously fed into the arc. The welding arc area is protected from the atmosphere by a "shielding" gas. The welding guns and cable assemblies manufactured by Tweco carry the continuous wire electrode, welding current and shielding gas to the welding arc. Tweco manufactures a related line of robotic welding accessory products. This new accessory line includes, but is not limited to, a robotic torch with patented consumables, a robotic deflection mount, a robotic cleaning station, robotic arms and an anti-splatter misting system.

   Through its Arcair product line, Tweco manufactures equipment and related consumable materials for "gouging," a technique that liquefies metal in a narrow groove and then removes it using compressed air. Gouging products are often used in joint preparation prior to a welding process. Numerous other applications exist for these gouging systems, such as removal of defective welds, removal of trim in foundries and repair of track, switches and freight cars in the railroad industry. Arcair also manufactures a line of underwater welding and gouging equipment.

   In addition to gouging products, Arcair produces a patented exothermic cutting system, SLICE(Registered Trademark). This system generates temperatures in excess of 7000 (degrees) F and can quickly cut through steel, concrete and other materials. SLICE(Registered Trademark) has many applications, including opening clogged steel furnaces and providing rapid entry in fire and rescue operations. Arcair has developed an underwater version of the SLICE(Registered Trademark) cutting system for use in the marine repair and salvage industry.

   Arcair also manufactures TIG torches and accessories. The TIG process can be used to fuse metals of almost all alloys and in thicknesses down to foil size. TIG welding is used for pressure vessels, such as tanks, valves and pipes and is relied on heavily in welding nuclear components. Fabrications involving aluminum, magnesium and other specialty metals for use in aircraft, ships and weapon systems also utilize the TIG process.

   Arcair provides a complete line of chemicals used in the welding industry. Chemicals are used for weld cleaning and as agents to reduce splatter adherence on the metal being welded. Chemicals are also used to reduce splatter adherence in welding nozzles in MIG applications.

   VICTOR -- OXY-FUEL GAS PRODUCTS. Victor Equipment Company ("Victor") has plants in Abilene and Denton, Texas and Gallman, Mississippi and was founded in 1913. Victor is a leading domestic manufacturer of gas operated cutting and welding torches and gas and flow pressure regulation equipment. Victor's torches are used to cut ferrous metals and to weld, heat, solder and braze a variety of metals, and its regulation equipment is used to control pressure and flow of most industrial and specialty gases. In addition, Victor manufactures a variety of replacement parts, including welding nozzles and cutting tips of various types and sizes and a line of specialty gas regulators purchased by end-users in the process control, electronics and other industries. Victor also manufactures a wide range of medical regulation equipment serving the oxygen therapy market, including home health care and hospitals.

   The torches produced by Victor are commonly referred to as oxy-fuel torches. These torches combine a mixture of oxygen and a fuel gas, typically acetylene, to produce a high temperature flame. These torches are designed for maximum durability, repair ability and performance utilizing patented built-in reverse flow check valves and flash arresters in several models. Victor also manufactures lighter-duty hand-held heating, soldering and brazing torches. Pressure regulators, which are basically diaphragm valves, serve a broad range of industrial and specialty gas process control operations.

   The principal uses of the Victor torch are cutting steel in metal fabricating applications such as shipbuilding, construction of oil refineries, power plants and manufacturing facilities, and welding, heating, brazing and cutting in connection with maintenance of machinery, equipment and facilities. Victor sells its lighter-duty products to end-user customers principally engaged in the plumbing, refrigeration and heating, ventilation and air conditioning industries. The relative low cost, mobility and ease of use of Victor torches makes them suitable for a wide variety of uses.

   CIGWELD -- ELECTRIC ARC PRODUCTS, OXY-FUEL PRODUCTS, FILLER METALS, GAS CONTROL PRODUCTS AND SAFETY PRODUCTS. The business now known as Cigweld, located in Melbourne, Australia and founded in 1922, is the leading Australian manufacturer of gas equipment and welding products.

   Cigweld manufactures arc equipment welding products for both the automatic arc and manual arc welding markets. The Cigweld range of automatic welding equipment includes packages specifically designed for particular market segments. End users of this product range include the rural market and the vehicle repair, metal fabrication, ship building, general maintenance and heavy industries. Manual arc equipment products range from small welders designed for the home handyman to units designed for heavy industry.

   Cigweld manufactures a range of consumable products (filler metals) for manual and automatic arc and gas welding. The range of manual arc electrodes includes over 50 individual electrodes for different applications. Cigweld markets its manual arc electrodes under such brand names as Satincraft, Weldcraft, Ferrocraft(Registered Trademark), Alloycraft(Registered Trademark), Satincrome, Cobalarc(Registered Trademark), Castcraft and Weldall(Registered Trademark).

   For automatic and semi-automatic welding applications, Cigweld manufactures a significant range of solid and flux-cored wires, principally under the Autocraft(Registered Trademark), Verti-Cor, Satin-Cor, Metal-Cor and Cobalarc(Registered Trademark) brand names. For gas and TIG welding, Cigweld manufactures and supplies approximately 40 individual types of wires and solders for use in different applications. Cigweld's filler metals are manufactured to standards appropriate for their intended use, with the majority of products approved by agencies, such as Lloyd's Register of Shipping, American Bureau of Shipping, De Norske Veritas and U.S. Naval Ships.

   Cigweld manufactures a comprehensive range of equipment for gas welding and cutting and ancillary products such as gas manifolds, gas regulators and flowmeters. Gas welding and cutting equipment is sold in kit form or as individual products. Kits are manufactured for various customer groups and their components include combinations of oxygen and acetylene regulators, blowpipes, cutting attachments, mixers, welding and heating tips, cutting nozzles, roller guides, twin welding hoses, goggles, flint lighters and tip cleaners, combination spanners and cylinder keys. In addition to its kits, Cigweld manufactures and/or distributes a complete range of gas equipment, including a range of blowpipes and attachments, regulators (for oxygen, acetylene, argon and carbon dioxide), flashback arrestors, cutting nozzles, welding and heating tips, hoses and fittings, gas manifolds and accessories.

   Cigweld also manufactures a range of gas control equipment including specialty regulators (for use with different gases, including oxygen, acetylene, liquified petroleum gas, argon, carbon dioxide, nitrogen, air, helium, hydrogen, carbon monoxide, ethylene, ethane and nitrous oxide), manifold systems, cylinder valves and spares and natural gas regulators. Cigweld's gas control items are primarily sold to gas companies.

   Cigweld manufactures and/or distributes a range of safety products for use in welding and complementary industries. The product range includes welding helmets and accessories, respirators and masks, breathing apparatus, earmuffs and earplugs, safety spectacles, safety goggles and gas welding goggles, safety helmets, faceshields, flashields (see-through welding curtains and screens) and welding apparel.

   Medical products are also manufactured by Cigweld in its manufacturing plant in Melbourne, Australia. These products are distributed through a sole distributor in the Australian market and exported through third party distributors and related entities. The product range includes regulators, flowmeters, suction units, oxygen therapy, resuscitation and outlet valves for medical gas systems.

   C&G SYSTEMS -- CUTTING TABLES. C&G Systems Inc. ("C&G"), located in Itasca, Illinois and founded in 1968, manufactures a line of mechanized cutting tables for fabricating sheet metal and metal plate. The machines utilize either oxy-fuel or plasma cutting torches produced by other divisions of the Company. C&G has a wide range of cutting tables from the relatively inexpensive cantilever type used in general fabrication and job shops to the large precision gantry type found in steel service centers and specialty cutting applications. These metal cutting tables can be used in virtually any metal fabrication plant.

   STOODY -- HARDFACING PRODUCTS. Stoody Company ("Stoody"), located in Bowling Green, Kentucky and with operations founded in 1921, is a recognized world leader in the development and manufacture of hardfacing welding wires, electrodes and rods. While Stoody's primary product line is iron-based welding wires, Stoody also participates in the markets for cobalt-based and nickel-based electrodes, rods and wires, which are essentially protective overlays, deposited on softer base materials by various welding processes. This procedure, referred to as "hardfacing" or "surface treatment," adds a more resistant surface, thereby increasing the component's useful life. Lower initial costs, the ability to treat large parts, and ease and speed of repairs in the field are some of the advantages of hardfacing over solid wear resistant components. A variety of products have been developed for hardfacing applications in industries utilizing earth moving equipment, agricultural tools, crushing components, and steel mill rolls, and in virtually all applications where metal is exposed to external wear factors.

   THERMAL ARC -- ARC WELDERS, PLASMA WELDERS AND WIRE FEEDERS. In 1997, the inverter and plasma arc welder business of Thermal Dynamics and Arcsys were combined to form Thermal Arc, Inc. ("Thermal Arc"). The combined operation is located in Troy, Ohio and produces a full line of inverter and transformer-based electric arc welders, plasma welders, engine driven welders and wire feeders. Thermal Arc products compete in the marketplace for construction, industrial and automated applications, and serve a large and diverse user base.

   The inverter arc welding power machines use high frequency power transistors to provide welding machines that are extremely portable and power efficient when compared to conventional welding power sources. Plasma welding dramatically improves productivity for the end-user. Additionally, conventional transformer-based machines provide a cost-effective alternative for markets where low cost and simplicity of maintenance are a high priority.

   GENSET -- ENGINE-DRIVEN WELDERS AND GENERATORS. GenSet, located in Pavia, Italy, commenced operations in 1976 with the production of small generating sets. In 1976, it developed its first engine-driven welder and, in 1977, obtained its first patent for the synchronous alternator designed for welding purposes. It now offers a full range of technologically advanced generators and engine-driven welders that are sold throughout the world. These products are used both where main power is not available and for stand-by power where continuous power supply is a key requirement.

   WOODLAND CRYOGENICS -- CRYOGENIC PUMPS, AMBIENT AND ELECTRIC VAPORIZERS AND AUTOMATIC CYLINDER FILLING SYSTEMS. Woodland, with manufacturing facilities in Philadelphia, Pennsylvania and founded in 1986, is a leading manufacturer, distributor and installer of cryogenic and high pressure gas fill plants, vaporizers and pumps. Woodland's products are used to control, mix and package both cryogenic and high pressure gases into containment vessels such as gas cylinders.

   The principal uses of Woodland products are for the filling of cryogenic and high pressure gases for applications in industrial, medical and specialty gas markets served by gas distributors and producers. Woodland has developed computerized filling equipment to maximize productivity while also offering conventional or manual filling equipment.

INTERNATIONAL BUSINESS

   The Company had aggregate international sales from continuing operations of approximately $220.2 million, $171.6 million and $67.5 million for the fiscal years ended December 31, 1997, 1996 and 1995, respectively, or approximately 42%, 39% and 21%, respectively, of net sales in each such period. The Company's international sales are influenced by fluctuations in exchange rates of foreign currencies, foreign economic conditions and other risks associated with foreign trade. The Company's international sales consist of (a) export sales of Thermadyne products manufactured at domestic manufacturing facilities and, to a limited extent, products manufactured by third parties, sold through overseas field representatives of Thermadyne International Corporation ("Thermadyne International"), a subsidiary of Thermadyne, and (b) sales of Thermadyne products manufactured at international manufacturing facilities, sold by Thermadyne's foreign subsidiaries. For further information concerning the international operations of the Company, see the notes to the Consolidated Financial Statements of the Company included elsewhere herein.

   Thermadyne International was formed in 1980 to coordinate Thermadyne's efforts to increase international sales and sells cutting and welding products through independent distributors in more than 80 countries. In support of this effort, the Company operates distribution centers in Canada, Australia, Italy, Mexico, Japan, Singapore, Brazil, the Philippines, Indonesia and the United Kingdom and employs sales people located in 23 additional countries.

COMPETITION

   The Company competes principally with a number of domestic manufacturers of cutting and welding products, the majority of which compete only in limited segments of the overall market. Management believes that competition is based primarily on product quality and brand name, breadth and depth of product lines, effectiveness of distribution channels, a knowledgeable sales force capable of solving customer application problems, price and quality of customer service. To date, the Company has experienced little direct foreign competition in its U.S. markets due to the relatively limited size of such markets, the inability of foreign manufacturers to establish effective distribution channels and the relatively non-labor intensive nature of the cutting and welding product manufacturing process. The Company also competes in certain international markets in which it faces substantial competition from foreign manufacturers of cutting and welding products.

DISTRIBUTION

   The Company's cutting and welding products are distributed through a domestic network of approximately 1,100 independent welding products distributors with over 2,800 locations who carry one or more of its product lines. Relationships with the distributors are maintained by a separate sales force for each of the Company's principal product lines. In addition, a team of 11 area business managers exists to support the sale of all of the Company's product lines to its key distributors. The Company's products are distributed internationally through a direct sales force and independent distributors.

RAW MATERIALS

   The Company has not experienced any difficulties in obtaining raw materials for its operations because its principal raw materials, copper, brass, steel and plastic, are widely available and need not be specially manufactured for use by the Company. Certain of the raw materials used in hardfacing products, such as cobalt and chromium, are available primarily from sources outside the United States, some of which are located in countries that may be subject to economic and political conditions which could affect pricing and disrupt supply. Although the Company has historically been able to obtain adequate supplies of these materials at acceptable prices and has been able to recover the costs of any increases in the price of raw materials in the form of higher unit sales prices, restrictions in supply or significant fluctuations in the prices of cobalt, chromium and other raw materials could adversely affect the Company's business.

   The Company also purchases certain products which it either uses in its manufacturing processes or resells. These products include, but are not limited to, electronic components, circuit boards, semi-conductors, motors, engines, pressure gauges, springs, switches, lenses and chemicals. The Company believes its sources of such products are adequate to meet foreseeable demand.

RESEARCH AND DEVELOPMENT

   The Company has research and development groups for each of its product lines that primarily conduct process and product development to meet market needs. As of December 31, 1997, the Company employed approximately 125 persons in its research and development groups, most of which are engineers.

EMPLOYEES

   As of December 31, 1997, the Company employed 3,563 people, of which approximately 637 were engaged in sales and marketing activities, 225 were engaged in administrative activities, 2,584 were engaged in manufacturing activities and 117 were engaged in engineering activities. Labor unions represent none of the Company's work force in the United States and virtually all of the manufacturing employees in its foreign operations. The Company believes that its employee relations are good. The Company has not experienced any significant work stoppages.

PATENTS, LICENSES AND TRADEMARKS

   The Company's products are sold under a variety of trademarks and trade names. The Company owns trademark registrations or has filed trademark applications for all trademarks and has registered all trade names that the Company believes are material to the operation of its businesses. The Company also owns various patents and from time to time acquires licenses from owners of patents to apply such patents to its operations. The Company does not believe any single patent or license is material to the operation of its businesses taken as a whole.

FACILITIES

   The Company operates 12 manufacturing facilities in the United States, Italy, the Philippines and Australia. All domestic manufacturing facilities, leases and leasehold interests are encumbered by liens securing the Company's obligations under its senior credit facility. In addition, the Company's manufacturing facilities in Melborne, Australia, and Cebu, Philippines, secure the Company's obligations under its Australian senior bank facility. The Company considers its plants and equipment to be modern and well-maintained and believes its plants have sufficient capacity to meet future anticipated expansion needs.

   The Company leases and maintains a 43,600 square foot facility located in St. Louis, Missouri, which houses the executive offices of the Company and its operating subsidiaries, as well as all centralized services.

   The following table describes the location and general character of the Company's principal properties:

               SUBSIDIARY/                               BUILDING SPACE/
           LOCATION OF FACILITY                        NUMBER OF BUILDINGS                 PROPERTY SIZE
           --------------------                        -------------------                 -------------
Thermal Dynamics/West Lebanon, New
 Hampshire .............................. 187,000 sq. ft.                                    8.0 acres
                                          5 buildings (office, manufacturing, sales
                                          training, future expansion)
Tweco/Wichita, Kansas ................... 220,816 sq. ft.                                   21.7 acres
                                          3 buildings (office, manufacturing, storage
                                          space)
Victor/Denton, Texas .................... 222,403 sq. ft.                                   30.0 acres
                                          4 buildings (office, manufacturing, storage,
                                          sales training center)
Victor/Abilene, Texas ................... 123,740 sq. ft.                                   32.0 acres
                                          1 building (office and manufacturing)
Thermadyne Canada/Oakville, Ontario,
 Canada ................................. 57,000 sq. ft.                                     8.3 acres
                                          1 building (office and warehouse)
Modern Engineering Company/ Gallman,
 Mississippi ............................ 60,000 sq. ft.                                    60.0 acres
                                          1 building (office and manufacturing)
Thermadyne Australia/Melbourne,
 Australia .............................. 588,000 sq. ft.                                   32.4 acres
                                          8 buildings (office, manufacturing,
                                          storage, research)
Thermadyne Australia/Cebu,
 Philippines ............................ 34,600 sq. ft.                                     1.2 acres
                                          1 building (office and manufacturing)
                                          38,000 sq. ft.
C&G/Itasca, Illinois .................... 38,000 sq. ft.                                     2.0 acres
                                          1 building (office, manufacturing,
                                          future expansion)
Stoody/Bowling Green, Kentucky .......... 185,000 sq. ft.                                   37.0 acres
                                          1 building (office and manufacturing)
GenSet/Pavia, Italy ..................... 193,000 sq. ft.                                    7.9 acres
                                          2 buildings (office, manufacturing,
                                          warehouse)
Thermal Arc/Troy, Ohio .................. 120,000 sq. ft.                                    6.5 acres
                                          1 building (office, manufacturing, warehouse,
                                          sales training)
Woodland/Philadelphia,
 Pennsylvania ........................... 25,537 sq. ft.                                     3.4 acres
                                          1 building (office and manufacturing)

   All of the above facilities are leased, except for the facilities located in Melbourne, Cebu, Pavia and Gallman, which are owned. The Company also has additional assembly and warehouse facilities in Canada, the United Kingdom, Italy, Japan, Singapore, Mexico, the Philippines, Indonesia, Brazil and Australia.

   In addition, the Company has subleased 264,000 square feet of its 325,000 square foot facility in City of Industry, California, which formerly was the manufacturing facility for certain products now manufactured at the Company's Bowling Green, Kentucky facility.

   The leases for the Company's leased and subleased properties will expire from 1999 through 2010.

LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

   The Company is a party to ordinary litigation incidental to its businesses, including a number of product liability cases seeking substantial damages. The Company maintains insurance against any product liability claims. Coverage for most years has a $500,000 self insured retention with $500,000 of primary insurance per claim. In addition, the Company maintains umbrella policies providing an aggregate of $50,000,000 in coverage for product liability claims. Although it is difficult to predict the outcome of litigation with any certainty, the Company believes that the liabilities which might reasonably result from such lawsuits, to the extent not covered by insurance, will not have a material adverse effect on the Company's financial condition or results of operations.

   The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. The Company is currently not aware of any citations or claims filed against it by any local, state, federal and foreign governmental agencies which, if successful, would have a material adverse effect on the Company's financial condition or results of operations.

   The Company may be required to incur costs relating to remediation of properties, including properties at which the Company disposes waste, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources. The Company is aware of environmental conditions at certain properties which it now or previously owned or leased which are undergoing remediation. The Company does not believe that the cost of such remediation will have a material adverse effect on the Company's business, financial condition or results of operations.

   Certain environmental laws, including but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and the equivalent state Superfund laws, provide for strict, joint and several liability for investigation and remediation of spills or other releases of hazardous substances. Such laws may apply to conditions at properties presently or formerly owned or operated by the Company or by its predecessors or previously owned business entities, as well as to conditions at properties at which wastes or other contamination attributable to the Company or its predecessors or previously owned business entities come to be located. The Company has in the past and may in the future be named a PRP at off-site disposal sites to which it has sent waste. The Company does not believe that the ultimate cost relating to the Superfund sites will have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors -- Environmental Matters."

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The following table sets forth certain information concerning the current directors and executive officers of the Company.

          NAME            AGE                          POSITION(S)
          ----            ---                          -----------
Randall E. Curran ......   43      Chairman of the Board, President and Chief Executive
                                   Officer of Thermadyne Holdings Corporation
James H. Tate ..........   50      Director, Senior Vice President and Chief Financial
                                   Officer of Thermadyne Holdings Corporation
Richard L. Berger ......   58      Director
Fletcher L. Byrom ......   79      Director
Henry L. Druker ........   44      Director
Talton R. Embry ........   51      Director
Charles F. Moran .......   68      Director
Stephanie N. Josephson     44      Vice President, General Counsel and Corporate Secretary of
                                   Thermadyne Holdings Corporation
Thomas C. Drury ........   41      Vice President, Human Resources of Thermadyne Holdings
                                   Corporation
Robert D. Maddox .......   38      Vice President and Corporate Controller of Thermadyne
                                   Holdings Corporation

   Mr. Curran has been a Director of the Company since February 1994 and was elected Chairman of the Board and Chief Executive Officer in February 1995, having previously served as President of the Company from August 1994 and as Executive Vice President and Chief Operating Officer of the Company from February 1994. He also serves as President of Thermadyne Industries, Inc., a position he has held since 1992. From 1986 to 1992, Mr. Curran was Chief Financial Officer of the Company and/or its predecessors. Prior to 1986, Mr. Curran held various executive positions with Cooper Industries, Inc.

   Mr. Tate has been a Director of the Company since October 1995. He was elected Senior Vice President and Chief Financial Officer in February 1995, having previously served as Vice President of the Company and Vice President and Chief Financial Officer of the Company's subsidiaries since April 1993. Prior to joining the Company, Mr. Tate was employed by the accounting firm of Ernst & Young LLP for eighteen years, the last six of which he was a partner.

   Mr. Berger has been a Director of the Company since February 1994. Mr. Berger is a private investor and consultant, having previously served as President of Cinetropolis, a division of Iwerks Entertainment, from 1992 until July 1993. From 1985 to 1991, Mr. Berger was with MGM/UA Communications Co. and served as President of the Film Group from 1989 to 1991 and Executive Vice President of Production from 1985 to 1989. From 1983 to 1985, Mr. Berger was President of Walt Disney Pictures at Walt Disney Productions. Prior to 1983, Mr. Berger held various executive positions at CBS, Twentieth Century Fox Television and Twentieth Century Fox Features. Mr. Berger presently serves on the board of directors of Calypso Ltd.

   Mr. Byrom has been a Director of the Company since February 1994. Since June 1996, Mr. Byrom has served as President and Chief Executive Officer of Micasu Corporation. From 1982 to 1993, Mr. Byrom was a consultant to, and a member of the boards of, several multinational corporations. In 1982, Mr. Byrom retired as Chairman of the Board and Chief Executive Officer of Koppers Company, Inc., where he had worked since 1967. Mr. Byrom presently serves on the boards of directors of PureCycle Corporation and Micasu Corporation.

   Mr. Druker has been a Director of the Company since February 1994. Mr. Druker has been a Managing Director of the investment firm of Questor Management Company since November 1995 and served as the principal responsible for the New York office of the turnaround and financial advisory firm Jay Alix & Associates from October 1992 to October 1995. From 1989 to 1992, Mr. Druker was a partner in the New York office of the Toronto-based merchant bank Gordon Capital. From 1983 to 1989,

Mr. Druker served as an investment banker at L.F. Rothschild and in 1985 he became a Managing Director and the head of the Leveraged Buyout Group of that firm. Mr. Druker began his career in 1980 as a corporate finance associate with Goldman, Sachs & Co. in New York.

   Mr. Embry has been a Director of the Company since February 1994. Mr. Embry has served as Managing Director and Chief Investment Officer of Magten since 1978. From 1968 to 1978, Mr. Embry was a Vice President of Fiduciary Trust Company of New York. Mr. Embry presently serves on the boards of directors of Combined Broadcasting, Inc., BDK Holdings, Inc. and Anacomp Inc. On September 9, 1993, Mr. Embry and Magten, without admitting or denying the allegations in a complaint by the Commission, consented to the entry of judgments enjoining them from violating (and, in the case of Mr. Embry, aiding and abetting violations of) anti-fraud and other provisions of the Exchange Act, the Investment Advisers Act, and the Investment Company Act. The Commission's complaint alleged principally that Mr. Embry failed to advise clients of certain personal trades relevant to clients' holdings, to obtain certain consents required under applicable law in connection therewith and to comply with certain reporting requirements. The complaint did not involve the securities of the Company. As part of the settlement, Mr. Embry made a $1 million payment for the benefit of certain of Magten's clients.

   Mr. Moran has been a Director of the Company since February 1994. Mr. Moran retired as Senior Vice President, Administration of Sears Roebuck and Company in December 1993, having served in that capacity since August 1989. From 1954 to 1989, Mr. Moran served in various executive and managerial positions with Sears Roebuck and Company, including Senior Vice President and Chief Information Officer from 1988 to 1989, Senior Executive Vice President and Chief Administrative Officer, Dean Witter Financial Services from 1986 to 1987, President, Sears World Trade, Inc. from 1984 to 1986, Vice President, Corporate Planning from 1982 to 1984 and Vice President, Operating from 1980 to 1982. Mr. Moran presently serves on the boards of directors of Donnelley Enterprise Solutions, Inc., SPS Transaction Services, Inc., Advantica Restaurant Group, Inc., West Side Affordable Housing, Inc. and Hurley State Bank.

   Ms. Josephson, having previously been elected Corporate Counsel and Corporate Secretary of the Company in March 1995, was elected Vice President and General Counsel in April 1995. Prior to joining the Company, Ms. Josephson was Corporate Counsel for Mills & Partners, Inc. from 1993 to 1995 and an Adjunct Professor at St. Louis University School of Business in the MBA program from 1991 to 1993. Prior thereto, Ms. Josephson was employed in Houston, Texas as Counsel for Cooper Industries, Inc. and in private practice with the law firms Andrews & Kurth and Weycer and Kaplan from 1979 to 1991.

   Mr. Drury was elected Vice President -- Human Resources of the Company in March 1995. Prior to that time, Mr. Drury served as Director of Human Resources for the Company since November 1991. Prior to joining the Company, Mr. Drury was Manager -- Human Resources at McDonnell Douglas Systems Integration Company from 1988 through 1991.

   Mr. Maddox was elected Vice President and Corporate Controller of the Company in April 1996. Prior to that time, Mr. Maddox served as Vice President and Controller of the Company's operating subsidiaries from April 1995 to April 1996 and Controller from May 1992 to April 1995. Prior to joining the Company, Mr. Maddox was a senior audit manager with the accounting firm of Ernst & Young LLP.

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth for the years ended December 31, 1997, 1996 and 1995 certain compensation paid by the Company to its Chief Executive Officer and the four other most highly paid executive officers of the Company whose cash compensation exceeded $100,000 for the year ended December 31, 1997. Certain members of management are expected to enter into new employment agreements at the Effective Time which may alter their compensation arrangements. See "The Merger -- Interests of Certain Persons in the Merger."

                          SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                         COMPENSATION
                                                                         ------------
                                                                            AWARDS
                                                                            ------
                                                    ANNUAL COMPENSATION   SECURITIES      ALL OTHER
                                                    -------------------   UNDERLYING     COMPENSATION
        NAME AND PRINCIPAL POSITION         YEAR    SALARY($)   BONUS($)   OPTIONS(#)       ($)(1)
        ---------------------------         ----    ---------   --------   ----------       ------
Randall E. Curran.........................  1997    517,847     538,400     30,600          33,807
Chairman of the Board, President and        1996    498,921     385,050     91,000           8,008
 Chief Executive Officer (2)                1995    482,919     409,116     65,000           7,728

James H. Tate.............................  1997    275,093     188,614     27,000          18,039
Director, Senior Vice President and Chief   1996    241,012     169,114     36,000           7,403
 Financial Officer (3)                      1995    221,454     158,965     20,000           3,991

Stephanie N. Josephson....................  1997    168,719      84,625     10,000          10,210
Vice President, General Counsel and         1996    129,573      70,208      6,000           6,489
 Corporate Secretary (4)                    1995    100,127      44,760     25,000           3,024

Thomas C. Drury ..........................  1997    132,206      66,479     10,000           7,444
Vice President--Human Resources(5)          1996    107,115      53,708      6,000           5,982
                                            1995     92,557      32,669     25,000           4,160

Robert D. Maddox .........................  1997    134,254      67,417      5,000           7,749
Vice President and Controller(6)            1996    113,658      60,055      6,000           6,272
                                            1995     98,039      36,556     10,000           4,378

------------

(1) All other compensation includes group life insurance premiums paid by the Company and contributions made on behalf of the named executive officers to the Company's 401(k) retirement and profit sharing plans. The amount of insurance premiums paid and 401(k) contributions made on behalf of the named executive officers for 1997 are as follows: Mr. Curran, $3,978 and $29,829, respectively; Mr. Tate, $2,544 and $15,495, respectively; Ms. Josephson, $1,138 and $9,072, respectively; Mr. Drury, $361 and $7,083, respectively; and Mr. Maddox, $254 and $7,495, respectively.

(2) Mr. Curran was elected Chairman of the Board and Chief Executive Officer of the Company effective as of February 23, 1995, having previously served as President of the Company from August 1994 and as Executive Vice President and Chief Operating Officer of the Company from February 1994.

(3) Mr. Tate was elected Senior Vice President and Chief Financial Officer of the Company effective as of February 23, 1995, having previously served as Vice President of the Company and as Chief Financial Officer of the Company's subsidiaries. Mr. Tate was elected as a director of the Company on October 26, 1995.

(4) Ms. Josephson was elected Corporate Counsel and Corporate Secretary of the Company on March 7, 1995, and was elected Vice President and General Counsel of the Company on April 26, 1995.

(5) Mr. Drury was elected Vice President -- Human Resources of the Company on March 7, 1995.

(6) Mr. Maddox was elected Controller of the Company on June 1, 1992, Vice President and Controller of Thermadyne Industries, Inc. on April 1, 1995, and Vice President of the Company on April 18, 1996.

   The following table sets forth certain information related to stock options granted to the named executive officers in 1997.

                      OPTION GRANTS IN LAST FISCAL YEAR

                           NUMBER OF     PERCENT OF
                          SECURITIES    TOTAL OPTIONS
                          UNDERLYING     GRANTED TO     EXERCISE OR                   GRANT DATE
                            OPTIONS     EMPLOYEES IN     BASE PRICE    EXPIRATION   PRESENT VALUE
NAME                     GRANTED(#)(1) FISCAL YEAR (%)     ($/SH)         DATE          ($)(2)
----                     ------------- ---------------     ------         ----          ------
Randall E. Curran ......    30,600          14.1           26.875       02/05/07       491,742
James H. Tate ..........    27,000          12.4           26.875       02/05/07       433,890
Stephanie N. Josephson      10,000           4.6           26.875       02/05/07       160,700
Thomas C. Drury ........    10,000           4.6           26.875       02/05/07       160,700
Robert D. Maddox .......     5,000           2.3           26.875       02/05/07        80,350

--------------
(1) The options to purchase Company Common Stock were granted under the Company's 1993 Management Option Plan or the Company's 1996 Employee Stock Option Plan and become exercisable in five equal annual installments commencing on the first anniversary of the date of grant. All options become exercisable upon a change of control (as defined). In addition, such options continue to vest after any termination of employment for so long as the optionee is entitled to receive severance benefits under any employment arrangement with the Company. Replacement options may be granted, in the Compensation Committee's sole discretion, if a named executive officer exercises such options using previously owned shares of Company Common Stock.
(2) The grant date present value of each option grant was determined using a variation of the Black-Scholes option pricing model. The estimated values presented are based on the following assumptions made as of the time of grant: an expected dividend yield of 0%; an expected option term of 10 years; volatility of .339 (based on historical stock price observations just prior to each grant); and a risk-free rate of 6.72%. The actual value, if any, that an executive officer may realize from the exercise of the options will be the excess of the fair market value of the Company Common Stock on the date of exercise over the exercise price. See "--Fiscal Year-End Option Values."

   The following table provides information related to the number and value of options held by the named executive officers at the end of 1997. On December 31, 1997, the closing sale price of the Company Common Stock on NASDAQ was $291/2. No named executive officer exercised any options during 1997.

                        FISCAL YEAR-END OPTION VALUES

                                NUMBER OF SECURITIES
                                     UNDERLYING                 VALUE OF UNEXERCISED
                               UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                                  FISCAL YEAR-END                AT FISCAL YEAR-END
                         --------------------------------  --------------------------------
          NAME           EXERCISABLE(#)  UNEXERCISABLE(#)  EXERCISABLE($)  UNEXERCISABLE($)
          ----           --------------  ----------------  --------------  ----------------
Randall E. Curran ......     244,200         142,400          4,139,725       1,574,850
James H. Tate ..........      53,700          67,800            893,975         624,275
Stephanie N. Josephson        11,200          29,800            177,975         328,775
Thomas C. Drury ........      11,200          29,800            177,975         328,775
Robert D. Maddox .......       5,200          15,800             81,225         170,525

   At the Effective Time, all outstanding Options, whether or not vested, will be canceled, and the holders of such Options will receive a cash payment in an amount equal to the product of (x) the excess, if any, of $34.50 over the exercise price of such Option multiplied by (y) the number of shares of Company Common Stock subject to such Option. See "The Merger -- Effect on Stock Options and Employee Benefit Matters."

EMPLOYMENT CONTRACTS

   Curran and Tate Employment Agreements. On November 1, 1996, Messrs. Curran and Tate entered into amended and restated employment agreements with the Company and its subsidiaries. Both employment agreements terminate on November 1, 1999; however, such agreements automatically renew for an additional year on each November 1 so that a new three-year term begins upon each extension (unless the agreements are earlier terminated as provided therein). Messrs. Curran and Tate serve in their current executive capacities with the Company as a requirement of their respective employment agreements.

   Messrs. Curran and Tate are entitled to annual base salaries (subject to increase at the Board of Directors' discretion) of $538,400 and $290,175, respectively. In addition, Messrs. Curran and Tate are eligible to participate in an annual bonus plan providing for an annual bonus opportunity of not less than 100% and 75%, respectively, of such executive's base salary. Each executive also is entitled to such benefits as are customarily provided to the executives of the Company and its subsidiaries. Both executives are required to devote all their business time and attention to the business of the Company and its subsidiaries.

   Each employment agreement provides that if the executive's employment ceases as a result of disability or death, he or his estate, heirs or beneficiaries, as the case may be, will continue to receive the executive's then current salary for a period of 18 months from the date of his disability or death. If the executive's employment is terminated by the Company for any reason other than death, disability or for cause (as defined in the employment agreement), or if the executive terminates his employment upon the failure of the Company to comply with the terms of the employment agreement, the executive will continue to receive his then current salary and any other benefits provided by the agreement through the later to occur of the termination date of the agreement or 18 months from the date of termination of the executive's employment.

   Other Employment Related Contracts. In July 1996, the Company entered into Change of Control Agreements with certain officers of the Company, including the named executive officers. The new agreements replaced old agreements that contained substantially similar terms except that the new agreements contain updated compensation and benefits information with respect to the executives. The Change of Control Agreements provide for a payment equal to the greater of (i) two times such executive's then current annual compensation (as defined) or (ii) 2.99 times the average of such executive's income as reported to the Internal Revenue Service for the immediately preceding five years and the immediate vesting of all of the executive's unvested stock options upon the termination without cause (as defined) or constructive termination without cause (as defined) of the executive's employment within three years of a change of control (as defined). The amounts payable under the Change of Control Agreements are in lieu of any amounts payable under the employment agreements described above.

   In August 1996, the Company entered into Employment Retention Agreements with certain officers and other employees of the Company, including the named executive officers. These agreements contain restrictive covenants that prohibit the executive from rendering services or advice to, or being employed by, certain specified competitors of the Company for a period of two years after the date of such agreements. As compensation for entering into these agreements and in accordance with the terms thereof, the Company granted to each of the executives stock options to acquire 1,000 shares of Company Common Stock and must pay them 18 months of severance in the event of their termination by the Company and its subsidiaries during the two-year term of the agreements for any reason other than cause (as defined). The Employment Retention Agreements supplement the Change of Control Agreements between the Company and each of the executives and the executive employment agreements between the Company and each of Messrs. Curran and Tate, and the payments required under the Employment Retention Agreements are in addition to, and not in lieu of, any payments contemplated by such other agreements.

   Employment Arrangements Following the Merger. MergerSub has agreed to cause the Company at the Effective Time to enter into employment agreements with the following persons: Randall E. Curran, James H. Tate, Michael E. Mahoney, John D. McCulloch, Hoyt H. Fitzsimmons, Jr., James R. Delany, Michael C. O'Connell, Stephanie N. Josephson, Robert D. Maddox, Thomas C. Drury and Dennis Klanjscek. The employment agreements will be on substantially the same terms and conditions as Mr. Curran's current employment agreement with the Company, except that, among other things, the agreements will provide that the base salary and bonus percentage level for any such executive will be no less than the current base salary and bonus percentage level set for such executive and that upon a constructive termination without cause of such executive's employment (which includes, among other things, reductions of compensation, title, position or duties), such executive will be entitled to receive such executive's then current salary and other benefits through the termination date of the agreement.

   Additionally, in connection with the Merger, certain members of senior management will be offered the opportunity to purchase, in the aggregate, up to 141,002 shares of common stock of the Surviving Corporation through the Management Share Purchase, which will be partially financed through the Management Loans. Also, at the Effective Time, the Company expects to establish a new stock option plan under which up to approximately 500,000 Shares of Company Common Stock will be reserved for issuance upon exercise of options, of which 322,966 will be granted to certain officers and employees upon consummation of the Merger.

COMPENSATION OF DIRECTORS

   Other than Messrs. Curran and Tate, each director of the Company receives a $12,000 annual retainer plus a $1,000 fee for each regular meeting of the Board of Directors attended and a $500 fee for each meeting of a board committee attended (other than meetings of the Executive Committee, for which members of the committee other than Mr. Moran, will receive a fee of $750). In addition to those fees, Mr. Moran, as the Chairman of the Executive Committee, received aggregate compensation of $60,000 for services he provided during the twelve-month period ending February 28, 1997. For the period ending February 28, 1998, Mr. Moran is expected to receive aggregated compensation of $60,000 for services to be provided by him in his capacity as Chairman of the Executive Committee during such period. Directors also are reimbursed for all reasonable travel and other expenses of attending meetings of the Board of Directors or committees of the Board of Directors.

   On November 1, 1997, the Board of Directors granted options to purchase 1,000 shares of Company Common Stock to each of Messrs. Byrom, Moran, Berger and Druker pursuant to the Company's Non-Employee Directors Stock Option Plan.

                        MANAGEMENT FOLLOWING THE MERGER

BOARD OF DIRECTORS

   The following table sets forth the name, age and position with the Company of each person who is expected to serve as a director of the Company following the Effective Time. Following the Effective Time, directors of the Company are expected to be compensated in accordance with the current policies of the Company. See "Compensation of Executive Officers and Directors -- Compensation of Directors."

NAME                          AGE     POSITION
----                          ---     --------
Randall E. Curran........      43     Chairman of the Board
James H. Tate ...........      50     Director
Peter T. Grauer .........      52     Director
William F. Dawson, Jr.  .      33     Director
John F. Fort III ........      56     Director
Harold A. Poling ........      72     Director
Lawrence M.v.D. Schloss        43     Director

   Randall E. Curran is a United States citizen whose principal business address is 101 South Hanley Road, Suite 300, St. Louis, Missouri 63105. Mr. Curran has been a Director of the Company since February 1994 and was elected Chairman of the Board and Chief Executive Officer in February 1995, having previously served as President of the Company from August 1994 and as Executive Vice President and Chief Operating Officer of the Company from February 1994. He also serves as President of Thermadyne Industries, Inc., a position he has held since 1992. From 1986 to 1992, Mr. Curran was Chief Financial Officer of the Company and/or its predecessors. Prior to 1986, Mr. Curran held various executive positions with Cooper Industries, Inc.

   James H. Tate is a United States citizen whose principal business address is 101 South Hanley Road, Suite 300, St. Louis, Missouri 63105. Mr. Tate has been a Director of the Company since October 1995. He was elected Senior Vice President and Chief Financial Officer in February 1995, having previously served as Vice President of the Company and Vice President and Chief Financial Officer of the Company's subsidiaries since April 1993. Prior to joining the Company, Mr. Tate was employed by the accounting firm of Ernst & Young LLP for eighteen years, the last six of which he was a partner.

   Peter T. Grauer has been a Managing Director of DLJMB Inc. (and its predecessor) since September 1992. Mr. Grauer is a director of Doane Products Co., Total Renal Care Holdings, Inc., DecisionOne Holdings Corp., Nebco Evans Holding Company, Ameriserve Food Distribution, Inc. and Bloomberg, Inc.

   William F. Dawson, Jr. has been a Principal of DLJMB Inc. since August 1997. From December 1995 to August 1997, he was a Senior Vice President in DLJ's High Yield Capital Markets Group. Prior thereto Mr. Dawson was a Vice President in the Leveraged Finance Group within DLJ's Investment Banking Group. Mr. Dawson serves as a Director of Von Hoffman Corporation.

   John F. Fort III retired as Chairman of the Board of Tyco International LTD in January of 1993. In 1964, after receiving degrees in Aeronautical Engineering and Industrial Management from Princeton and the MIT Sloan School respectively, he joined the Simplex Wire & Cable Company (now a subsidiary of Tyco). Mr. Fort held a broad range of positions throughout his thirty years at Tyco. He currently holds directorships at Tyco International Ltd., Dover Corporation, and Roper Industries. He is an active participant on advisory boards at MIT, Princeton University, Full Circle Investments and the Appalachian Mountain Club.

   Harold A. Poling retired as Chairman of the Board and Chief Executive Officer of Ford Motor Company on January 1, 1994, a position he held since 1990. Mr. Poling is a director of Shell Oil Company, LTV Corporation, Flint Ink Corporation and the Kellogg Company, and is a member of BHP

International Advisory Council, The VIAG International Board and the PGA Tour Policy Board. He is a director of the Monmouth (Ill.) College Senate and Chairman of the Dean's Advisory Council for the Indiana University School of Business. He was national chairman of Indiana University's Annual Fund campaigns from 1986-88.

   Lawrence M.v.D. Schloss has been the Managing Partner of DLJ Merchant Banking II, Inc. since November 1995. Prior to November 1995, he was the Chief Operating Officer and a Managing Director of DLJ Merchant Banking, Inc. Mr. Schloss currently serves as Chairman of the Board of McCulloch Corporation and as a director of Wilson Greatbatch, Inc. and DecisionOne Holdings Corp. Mr. Schloss has previously served as a director of GTECH Corporation (NYSE:GTK), Krueger International, Inc., OSi Specialties, Inc. and MPB Corporation.

EXECUTIVE OFFICERS

   Pursuant to the Merger Agreement, the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. For additional information regarding the officers of the Company, see "Directors and Executive Officers of the Company."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information as of April 9, 1998 (except as otherwise noted) regarding the ownership of Company Common Stock
(i) by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Company Common Stock, (ii) by each director of the Company, (iii) by each executive officer of the Company named in the Summary Compensation Table included elsewhere in this Proxy Statement/Prospectus and (iv) by all current executive officers and directors of the Company as a group.

                                                                   BENEFICIAL OWNERSHIP OF
                                                                    COMPANY COMMON STOCK
                                                                   -----------------------
                             NAME OF                                 NUMBER     PERCENT OF
                         BENEFICIAL OWNER                          OF SHARES    CLASS (1)
                         ----------------                          ---------    ---------
Magten Asset Management Corp.
 35 East 21st Street
 New York, NY 10010(2) ..........................................  3,517,773       31.5 %
FMR Corp.
 82 Devonshire Street
 Boston, MA 02109(3).............................................  2,439,020       21.8 %
General Motors Parties
 767 Fifth Avenue
 New York, NY 10153(4)...........................................  1,701,125       15.2 %
Whippoorwill Associates, Inc.
 11 Martine Avenue
 White Plains, NY 10606(5).......................................  1,562,664       14.0 %
Hughes Master Retirement Trust
 P. O. Box 2458
 Culver City, CA 90231-2458(6)...................................    640,000        5.7 %
Randall E. Curran (7)............................................    399,976        3.5 %
Richard L. Berger (8)............................................     12,000           *
Fletcher L. Byrom (9)............................................      7,000           *
Henry L. Druker (9)..............................................      7,000           *
Talton R. Embry (10).............................................     60,771           *
Charles F. Moran (11)............................................      7,000           *
James H. Tate (12)...............................................    129,586        1.1 %
Stephanie N. Josephson (13)......................................     45,069           *
Thomas C. Drury (14).............................................     43,026           *
Robert D. Maddox (15)............................................     25,845           *
All directors and executive officers as a group (10 persons)
(16).............................................................    737,273        6.2 %

--------------
*       Represents less than 1 percent.
(1) Based on 11,175,293 shares of Company Common Stock outstanding and calculated in accordance with Rule 13d-3 under the Exchange Act.
(2) The following information is based on a Schedule 13D, dated July 25, 1996, as amended on September 25, 1996, and as further amended on February 12, 1998, filed with the Commission by Magten Asset Management Corp., an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). Magten Asset Management Corp. has sole voting power over none of the shares, shared voting power over 2,998,773 of the shares, sole investment power over none of the shares and shared investment power over all of the shares deemed to be beneficially owned by it. Magten Asset Management Corp.'s investment advisory clients have the right to receive dividends on the Company Common Stock beneficially owned by Magten Asset Management Corp., and each of two clients, General Motors Employees Domestic Group Pension Trust and Bankers Trust as Trustee for the Hughes Master Retirement Trust, has such an interest with respect to more than 5% of the outstanding shares of Company Common Stock.

(3) The following information is based on a Schedule 13G, dated February 14, 1998, filed with the Commission by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson . Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp., is an investment adviser registered under the Investment Advisers Act, provides investment advisory services to several registered investment companies and, accordingly, may be deemed to beneficially own 2,439,020 shares of Company Common Stock held by those investment companies (the "Fidelity Funds"). One of these investment companies, Fidelity Capital & Income Fund, beneficially owns 2,424,935 shares of Company Common Stock. Because Fidelity is a wholly owned subsidiary of FMR Corp., FMR Corp. may be deemed to be the beneficial owner of the shares beneficially owned by Fidelity. Edward C. Johnson 3d, Chairman of FMR Corp., Abigail P. Johnson and various of their family members and their trusts control FMR Corp. and, therefore, may be deemed to be the beneficial owners of the shares shown in the table above. Each of Mr. Johnson, FMR Corp., through its control of Fidelity, and the Fidelity Funds has sole power to dispose of the 2,439,020 shares owned by the Fidelity Funds. Voting power with respect to such shares resides with the Boards of Trustees of the various Fidelity Funds. Fidelity votes the shares under written guidelines established by these Boards.
(4) The following information is based on a Schedule 13G, dated February 9, 1996, filed with the Commission by General Motors Employees Domestic Group Pension Trust (the "GM Trust") and General Motors Investment Management Corporation ("GMIMCo" and, together with the GM Trust, the "General Motors Parties"), and information provided by Magten. The GM Trust is a trust formed under and for the benefit of certain employee benefit plans ("Plans") of General Motors Corporation ("GM") and its subsidiaries. GMIMCo is registered as an investment adviser under the Investment Advisers Act. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and associated entities. Subject to certain limitations, GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. Two investment managers acting with respect to the Plans are Magten Asset Management Corp. and Fidelity Management Trust Company (the "External Managers"). The External Managers have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to the shares of Company Common Stock included among such assets. Each of the General Motors Parties has shared power to vote and shared investment power over 1,701,125 shares of Company Common Stock.
(5)     The following information is as of December 31, 1997 and based on a
        Schedule 13G filed with the Commission on February 17, 1998 by Whippoorwill Associates, Inc. ("Whippoorwill"). Whippoorwill is an investment adviser registered under the Investment Advisers Act and holds the shares of Company Common Stock in discretionary accounts. Clients of Whippoorwill have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by Whippoorwill.
(6) The following information has been obtained from Magten Asset Management Corp., as External Manager of shares held by the Hughes Master Retirement Trust. Bankers Trust, as Trustee of the Hughes Master Retirement Trust, has shared power to vote and shared investment power over 640,000 shares of Company Common Stock.
(7) Includes 386,600 shares of Company Common Stock issuable to Mr. Curran upon the exercise of vested stock options or stock options which will vest as a consequence of the Merger.
(8) Includes 7,000 shares of Company Common Stock issuable to Mr. Berger upon the exercise of vested stock options.
(9) Represents shares of Company Common Stock issuable upon the exercise of vested stock options.
(10) Mr. Embry possesses sole voting and investment power with respect to 800 shares he directly owns. He also exercises voting and/or investment control with respect to 2,216 shares owned by his minor children, 265 shares owned by a trust for the benefit of a family member of which Mr. Embry serves as trustee, and 850 shares owned by his wife (collectively, the "Relative Shares"). Mr. Embry, as trustee of four pension trusts for the benefit of current and former employees (the "Employee

        Benefit Plans") of Magten Asset Management Corp., exercises voting and/or investment power with respect to 56,640 shares owned by the Employee Benefit Plans (collectively, the "Magten Shares"). Also, as disclosed above, Magten Asset Management Corp. and Mr. Embry may be deemed to beneficially own 3,517,773 shares of Company Common Stock which are owned by investment advisory clients of Magten Asset Management Corp. (the "Investment Advisory Shares"). Although Mr. Embry may be deemed to beneficially own the Relative Shares, the Magten Shares and the Investment Advisory Shares, Mr. Embry disclaims beneficial ownership of such shares.
(11) Includes 2,000 shares of Company Common Stock issuable to Mr. Moran upon the exercise of vested stock options.
(12) Includes 121,500 shares of Company Common Stock issuable to Mr. Tate upon the exercise of vested stock options or stock options which will vest as a consequence of the Merger.
(13) Includes 41,000 shares of Company Common Stock issuable to Ms. Josephson upon the exercise of vested stock options or stock options which will vest as a consequence of the Merger.
(14) Includes 41,000 shares of Company Common Stock issuable to Mr. Drury upon the exercise of vested stock options or stock options which will vest as a consequence of the Merger.
(15) Includes 21,000 shares of Company Common Stock issuable to Mr. Maddox upon the exercise of vested stock options or stock options which will vest as a consequence of the Merger.
(16) Includes 634,100 shares of Company Common Stock issuable upon the exercise of vested stock options or stock options which will vest as a consequence of the Merger.

   It is expected that, upon consummation of the Merger, the DLJMB Funds will own, in the aggregate, approximately 80.6% of the outstanding Company Common Stock and the shares to be retained by current stockholders will represent approximately 15.0% of the outstanding Company Common Stock. In addition, DLJMB has proposed that certain members of the Company's management be offered the opportunity to purchase shares of Company Common Stock at or following the Effective Time.

                           REGULATORY CONSIDERATIONS

   Under the HSR Act and the Rules, certain merger transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain applicable waiting periods have expired. The Merger is subject to the requirements of the HSR Act and the Rules.

   Pursuant to the requirements of the HSR Act, DLJMB filed Notification and Report Forms with respect to the Merger with the Antitrust Division and the FTC on February 20, 1998. The Company filed a Notification and Report Form with respect to the Merger on February 20, 1998. The waiting period applicable to the Merger has terminated.

   At any time before or after the consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of the Company by the DLJMB Funds following consummation of the Merger. Private parties (including individual states) may also bring legal actions under the antitrust laws. Neither DLJMB nor the Company believes that the consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   In addition, the Company and the DLJMB Funds may be required to make other filings with certain regulatory authorities, including notice filings with Italian and/or Australian authorities.

                              MERGERSUB AND DLJMB

   MergerSub, a Delaware corporation, was organized in connection with the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement and the Voting Agreements, respectively. As of the date hereof, all of the outstanding capital stock of MergerSub is owned in the aggregate by the DLJMB Funds, which include DLJMB, a Delaware limited partnership, DLJ Offshore Partners II, C.V. ("Offshore II"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation that is an indirect, wholly-owned subsidiary of DLJ, Inc., UK Investment Plan 1997 Partners ("1997 Partners"), a Delaware partnership, DLJ First ESC, L.P. ("ESC"), a Delaware limited partnership, DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), a Delaware limited partnership, DLJ Diversified Partners-A L.P. ("Diversified-A"), a Delaware limited partnership; DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ ESC II, L.P. ("ESC II"), a Delaware limited partnership, and DLJ Millennium Partners-A, L.P. ("Millennium-A"), a Delaware limited partnership.

   DLJMB, Partners II-A, Millennium and Millennium-A are Delaware limited partnerships which make investments for long term appreciation. DLJ Merchant Banking II LLC ("MBII LLC"), a Delaware limited liability company, is the Associate General Partner of DLJMB and Partners II-A. DLJMB Inc. is the Managing General Partner of DLJMB and Partners II-A. MBII LLC and DLJMB Inc. make all of the investment decisions on behalf of DLJMB and Partners II-A.

   EAB is a Delaware limited partnership which makes investments for long term appreciation. MBII LLC is the Associate General Partner of EAB and DLJ LBO Plans Management Corporation ("LBO"), a Delaware corporation and a wholly owned subsidiary of DLJ, Inc., is the Managing General Partner of EAB. MBII LLC and LBO make all of the investment decisions on behalf of EAB.

   Offshore II is a Netherlands Antilles limited partnership which makes investments for long term appreciation. MBII LLC is the Associate General Partner of Offshore II. DLJMB Inc. is the Advisory General Partner of Offshore II. MBII LLC and DLJMB Inc. make all of the investment decisions on behalf of Offshore II.

   MBII LLC is a Delaware limited liability company and is a registered investment adviser. As the Associate General Partner of DLJMB, Partners II-A, Millennium, Millennium-A, EAB and Offshore II, MBII LLC, in conjunction with DLJMB Inc., participates in investment decisions made on behalf of these entities. DLJMB Inc. is the managing member of MBII LLC.

   DLJMB Inc. is a Delaware corporation and is a registered investment adviser. As the Managing General Partner of DLJMB, Partners II-A, Millennium and Millennium-A, and the Advisory General Partner Offshore II, DLJMB Inc. is responsible for the day to day management of these entities and, in conjunction with MBII LLC, participates in investment decisions made on behalf of these entities. DLJMB Inc. is a wholly owned subsidiary of DLJCI.

   Diversified and Diversified-A are Delaware limited partnerships which make investments for long term appreciation. A portion of Diversified and Diversified-A's capital commitments are dedicated to making side-by-side investments with DLJMB and Partners II-A, respectively. DLJ Diversified Associates, L.P. ("Diversified Associates"), a Delaware limited partnership is the Associate General Partner of Diversified and Diversified-A and DLJ Diversified Partners, Inc. ("Diversified Partners"), a Delaware corporation and an indirect, wholly-owned subsidiary of DLJ, Inc., is the Managing General Partner of Diversified and Diversified-A. Diversified Partners is responsible for the day to day management of Diversified and Diversified-A.

   Diversified Associates is a Delaware limited partnership and a registered investment adviser. As the Associate General Partner of Diversified and Diversified-A, Diversified Associates, in conjunction with Diversified Partners and subject to the terms of the Diversified Agreement, participates in the management of investments of Diversified. Diversified Partners is the general partner of Diversified Associates.

   Diversified Partners is a Delaware corporation and a registered investment adviser. As the Managing General Partner of Diversified and Diversified-A, Diversified Partners is responsible for the day to day management of Diversified and Diversified-A. In conjunction with Diversified Associates, Diversified Partners is a wholly owned subsidiary of DLJCI.

   ESC and ESC II are Delaware limited partnerships and "employee securities companies" as defined in the Investment Company Act of 1940, as amended. LBO, as the Managing General Partner of ESC and ESC II, makes all of the investment decisions on behalf of ESC and ESC II.

   LBO is a Delaware corporation and a registered investment adviser. LBO is a wholly owned subsidiary of DLJCI. As the Managing General Partner of EAB, ESC and ESC II, LBO is responsible for the day-to-day management of EAB, ESC and ESC II.

   Funding II is a Delaware corporation which makes investments for long term appreciation generally side-by-side with DLJMB. Funding II is a wholly owned subsidiary of DLJCI.

   DLJCI is a Delaware corporation and a holding company. DLJCI is a wholly owned subsidiary of DLJ, Inc.

   1997 Partners is a Delaware general partnership which makes investments for long term appreciation generally side-by-side with DLJMB. UK Investment Plan 1997, Inc. ("Plan 1997"), a Delaware corporation and a wholly-owned subsidiary of DLJ, Inc., and DLJ, Inc. are each general partners of 1997 Partners.

   Plan 1997 is a Delaware corporation. Plan 1997 is a wholly owned subsidiary of DLJ, Inc.

   DLJ, Inc. is a publicly held Delaware corporation. DLJ, Inc. directly owns all of the capital stock of DLJCI and Plan 1997. DLJ, Inc., acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

   The Equitable Companies Incorporated ("EQ") is a Delaware corporation and is a holding company. As of January 29, 1998, EQ owns, directly or indirectly, 76.4% of DLJ.

   AXA-UAP ("AXA") is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies. As of December 8, 1997, approximately 59% of the outstanding common stock of EQ was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over EQ and certain of its insurance subsidiaries, the voting shares of

EQ capital stock beneficially owned by AXA and its subsidiaries have been deposited into the voting trust established pursuant to a Voting Trust Agreement by and among AXA and Claude Bebear, Patrice Garnier, and Henri Clermont-Tonnerre as trustees (the "AXA Voting Trustees") dated as of May 12, 1992, as amended January 22, 1997 (the "AXA Voting Trust"). As of January 29, 1998, AXA directly owned 0.15% of DLJ.

   Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of March 5, 1997, Finaxa controlled directly and indirectly approximately 22.4% of the issued ordinary shares (representing approximately 32.8% of the voting power) of AXA.

   Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and Alpha Assurances Vie Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. Each of the Mutuelles AXA is owned by its policy holders. As of March 5, 1997, the Mutuelles AXA, as a group, control approximately 61.4% of the issued shares (representing approximately 72.0% of the voting power) of Finaxa. Including the ordinary shares owned by Finaxa, on March 5, 1997, the Mutuelles AXA directly or indirectly controlled 25.9% of the issued ordinary shares (representing 37.8% of the voting power) of AXA. Acting as a group, the Mutuelles AXA control AXA and Finaxa.

   The AXA Voting Trustees exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust.

   The address of the principal business and office of each of the DLJ Entities and DLJ is 277 Park Avenue, New York, New York 10172. The address of the principal business and principal office of Equitable is 1290 Avenue of the Americas, New York, New York 10104.

   The address of the principal business and principal office of AXA and the AXA Voting Trustees is 9 Place Vendome, 75001 Paris, France. The address of Finaxa is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; of AXA Courtage Assurance Mutuelle is 26, rue Louis-le-Grand, 75006 Paris, France; and of Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France.

   During the past five (5) years, none of the above-named DLJ related parties (the "DLJ Related Entities") has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws of finding any violation with respect to such laws.

   The DLJ Related Entities have had no past contacts, transactions or negotiations and have made no plans or proposals relating to the securities of the Company or any of its subsidiaries other than those previously described with respect to the DLJMB Funds and MergerSub. The DLJ Related Entities will incur no expenses in connection with the Merger apart from those incurred by the DLJMB Funds and MergerSub previously described. The DLJ Related Entities have no interest in securities of the Company or contracts, arrangements or understandings with respect thereto other than pursuant to brokerage, investment advisory or investment activities of Donaldson, Lufkin & Jenrette Securities Corporation and its affiliates in the ordinary course of business and other than those of the DLJMB Funds and MergerSub previously described.

   The directors of MergerSub are Messrs. Grauer and Dawson. The officers of MergerSub are as of the date hereof: Mr. Grauer, as President and Treasurer, and Mr. Dawson, as Vice President and Secretary. The principal offices of MergerSub and the DLJMB Funds are located at 277 Park Avenue, New York, New York 10171; telephone number (212) 892-3000. MergerSub has no operations and owns no real properties. There are no pending legal proceedings to which MergerSub is a party or which relate to its property.

   Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of DLJ, Inc., is expected to receive a fee of $4 million in cash from MergerSub upon consummation of the Merger. In addition, Donaldson, Lufkin & Jenrette Securities Corporation is expected to receive customary placement fees in connection with the Merger Financing, which are expected to be approximately $19 million.

                       DISSENTING STOCKHOLDERS' RIGHTS

   Holders of shares of Company Common Stock are entitled to appraisal rights under Section 262 ("Section 262") of the DGCL, provided that they comply with the conditions established by Section 262. Section 262 is reprinted in its entirety as Annex D to this Proxy Statement/Prospectus. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex D. This discussion and Annex D should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein may result in the loss of appraisal rights. Stockholders of record who desire to exercise their appraisal rights must: (i) hold shares of Company Common Stock on the date of making a demand for appraisal; (ii) continuously hold such shares through the Effective Time; (iii) deliver a properly executed written demand for appraisal to the Company prior to the vote by the stockholders of the Company on the Merger; (iv) not vote in favor of the Merger or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery (the "Delaware Court"), as more fully described below, within 120 days after the Effective Time; and (vi) otherwise satisfy all of the conditions described more fully below and in Annex D.

   A record holder of shares of Company Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the Merger nor consents thereto in writing will be entitled, if the Merger is consummated, to receive payment of the fair value of his shares of Company Common Stock as appraised by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a "stockholder" or "holders of shares of Common Stock" are to the record holder or holders of shares of Company Common Stock.

   Under Section 262, not less than 20 days prior to the Special Meeting, the Company is required to notify each stockholder eligible for appraisal rights of the availability of such appraisal rights. This Proxy Statement/Prospectus constitutes notice to holders of Company Common Stock that appraisal rights are available to them. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth herein. A written demand for appraisal of any shares of Company Common Stock must be filed with the Company before the taking of the vote on the Merger. Such written demand must reasonably inform the Company of the identity of the stockholder of record and of such stockholder's intention to demand appraisal of the Company Common Stock held by such stockholder. This written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or voting against the Merger. Voting against, abstaining from voting on, failing to return a proxy with respect to, or failing to vote on the Merger will not constitute a demand for appraisal within Section 262.

   Stockholders who desire to exercise appraisal rights must not vote in favor of the Merger or consent thereto in writing. Voting in favor of the Merger or delivering a proxy in connection with the Special Meeting (unless the proxy votes against, or expressly abstains from the vote on, the approval of the Merger), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

   A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate or certificates representing the shares of Company Common Stock. A person having a beneficial interest in shares of Company Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect any appraisal rights. If the shares of Company Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Company Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds shares of Company Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Company Common Stock outstanding in the name of such record owner. A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to: Thermadyne Holdings Corporation, 101 South Hanley Road, Suite 300, St. Louis, Missouri 63105, Attention: Corporate Secretary. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Company Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the Merger will not constitute such a demand.

   Within ten days after the Effective Time, the Surviving Corporation must provide notice of the Effective Time to all stockholders who have complied with Section 262. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. The Surviving Corporation does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Company Common Stock not voted in favor of the Merger and with respect to which demands for appraisal were received by the Company and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

   If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights and will appraise the shares of Company Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that, "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the Merger Consideration to be received if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of the Company, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

   Any holder of shares of Company Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

   At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal will cease, and all holders of shares of Company Common Stock will be entitled to receive the Merger Consideration. Inasmuch as the Surviving Corporation has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Company Common Stock who desires such a petition to be filed is advised to file it on a timely basis.

   Failure to take any required step in connection with the exercise of appraisal rights may result in termination of such rights. In view of the complexity of these provisions of the DGCL, stockholders who are considering exercising their rights under Section 262 should consult with their legal advisors.

                                    EXPERTS

   The Consolidated Financial Statements of Thermadyne Holdings Corporation at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and the related financial statement schedule appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the Company Common Stock to be retained in connection with the Merger will be passed upon for the Company by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York.

                        THERMADYNE HOLDINGS CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets at December 31, 1997 and 1996.................. F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1996, and 1995 ....................................... F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the
  years ended December 31, 1997, 1996, and 1995............................ F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996, and 1995 ....................................... F-6
Notes to Consolidated Financial Statements................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Thermadyne Holdings Corporation

   We have audited the accompanying consolidated balance sheets of Thermadyne Holdings Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thermadyne Holdings Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                               /s/ ERNST & YOUNG LLP
Orange County, California
February 5, 1998

                        THERMADYNE HOLDINGS CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31,    DECEMBER 31,
                                                                         1997            1996
                                                                     ------------    ------------
ASSETS
Current assets:
 Cash and cash equivalents.........................................    $   1,481      $   1,420
 Accounts receivable, less allowance for doubtful accounts of
  $2,217 and $1,649, respectively..................................       76,847         54,286
 Inventories.......................................................      105,135         79,542
 Prepaid expenses and other........................................        8,534          9,763
 Net assets of discontinued operations.............................           --         29,455
                                                                       ---------      ---------
  Total current assets.............................................      191,997        174,466
Property, plant and equipment, at cost, net........................       85,257         75,624
Deferred financing costs, net......................................        5,754          7,508
Intangibles, at cost, net..........................................       33,970         62,645
Deferred income taxes..............................................       35,552         23,206
Other assets.......................................................        1,997          9,956
                                                                       ---------      ---------
  Total assets.....................................................    $ 354,527      $ 353,405
                                                                       =========      =========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
 Accounts payable..................................................    $  55,390      $  28,266
 Accrued and other liabilities.....................................       32,697         29,257
 Accrued interest..................................................        5,680          6,461
 Income taxes payable..............................................        4,769          7,948
 Deferred income taxes.............................................           --          1,324
 Current maturities of long-term obligations.......................        4,912          4,205
                                                                       ---------      ---------
  Total current liabilities........................................      103,448         77,461
Long-term obligations, less current maturities.....................      353,175        417,135
Other long-term liabilities........................................       60,751         44,078
Shareholders' equity (deficit):
 Common stock, $.01 par value, 25,000,000 shares authorized,
  11,189,675 and 11,020,311 shares issued and outstanding, at
  December 31, 1997 and 1996, respectively.........................          112            110
 Additional paid-in capital........................................      149,023        143,237
 Accumulated deficit...............................................     (299,208)      (333,465)
 Foreign currency translation......................................      (12,774)         4,849
                                                                       ---------      ---------
  Total shareholders' deficit......................................     (162,847)      (185,269)
                                                                       ---------      ---------
 Total liabilities and shareholders' deficit ......................    $ 354,527      $ 353,405
                                                                       =========      =========

          See accompanying notes to consolidated financial statements.

                        THERMADYNE HOLDINGS CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               YEAR ENDED        YEAR ENDED          YEAR ENDED
                                           DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                           -----------------  -----------------  -----------------
Net sales.................................      $520,440          $439,744          $ 316,778
Operating expenses:
 Cost of goods sold.......................       320,120           259,835            175,945
 Selling, general and administrative
  expenses................................       110,696            95,907             74,681
 Amortization of goodwill.................         1,591            83,033             92,931
 Amortization of other intangibles .......         6,776            12,377             48,401
 Net periodic postretirement benefits ....         2,750             2,731              2,124
                                                --------          --------          ---------
Operating income (loss)...................        78,507           (14,139)           (77,304)
Other income (expense):
 Interest expense.........................       (45,325)          (45,655)           (41,269)
 Amortization of deferred financing
  costs...................................        (1,587)           (2,711)            (4,860)
 Other....................................        (3,051)             (968)               103
                                                --------          --------          ---------
Income (loss) from continuing operations
 before income taxes and extraordinary
 item.....................................        28,544           (63,473)          (123,330)
Income tax provision (benefit)............        13,475              (534)             8,518
                                                --------          --------          ---------
Income (loss) from continuing operations
 before extraordinary item................        15,069           (62,939)          (131,848)
Discontinued operations:
 Gain on sale of discontinued operations,
  net of income taxes of $12,623 and
  $14,732, respectively...................        16,015             8,480                 --
 Income (loss) from discontinued
  operations, net of income taxes.........         3,173            (5,463)           (28,952)
                                                --------          --------          ---------
Income (loss) before extraordinary item ..        34,257           (59,922)          (160,800)

Extraordinary item--loss on early
 extinguishment of long-term debt, net of
 income tax benefit of $2,001.............            --            (3,715)                --
                                                --------          --------          ---------
Net income (loss).........................      $ 34,257          $ (63,637)        $(160,800)
                                                ========          =========         =========
Basic earnings per share amounts:
 Income (loss) from continuing
  operations..............................      $   1.36          $  (5.83)         $  (12.97)
 Net income (loss)........................      $   3.09          $  (5.89)         $  (15.81)
Diluted earnings per share amounts:
 Income (loss) from continuing
  operations..............................      $   1.33          $  (5.83)         $  (12.97)
 Net income (loss)........................      $   3.01          $  (5.89)         $  (15.81)

          See accompanying notes to consolidated financial statements.

                        THERMADYNE HOLDINGS CORPORATION
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                              ADDITIONAL                    FOREIGN
                                    COMMON     PAID-IN     ACCUMULATED     CURRENCY
                                     STOCK     CAPITAL       DEFICIT      TRANSLATION     TOTAL
                                     -----     -------       -------      -----------     -----
  January 1, 1995.................   $100      $129,900     $(109,028)     $   (350)    $  20,622
Net loss..........................     --            --      (160,800)           --      (160,800)
Foreign currency translation .....     --            --            --          (758)         (758)
Exercise of stock options.........      5         6,261            --            --         6,266
Stock issued under employee stock
 purchase plan....................      2         2,422            --            --         2,424
                                     ----      --------     ---------      --------     ---------
  December 31, 1995...............    107       138,583      (269,828)       (1,108)     (132,246)
Net loss..........................     --            --       (63,637)           --       (63,637)
Foreign currency translation .....     --            --            --         5,957         5,957
Exercise of stock options.........      2         2,424            --            --         2,426
Stock issued under employee stock
 purchase plan....................      1         2,230            --            --         2,231
                                     ----      --------     ---------      --------     ---------
  December 31, 1996...............    110       143,237      (333,465)        4,849      (185,269)
Net income........................     --            --        34,257            --        34,257
Foreign currency translation .....     --            --            --       (17,623)      (17,623)
Exercise of stock options.........      1         1,498            --            --         1,499
Stock issued under employee stock
 purchase plan....................      1         1,993            --            --         1,994
Recognition of net operating loss
 carryforwards....................     --         2,295            --           ---         2,295
                                     ----      --------     ---------      --------     ---------
  December 31, 1997...............   $112      $149,023     $(299,208)     $(12,774)    $(162,847)
                                     ====      ========     =========      ========     =========

          See accompanying notes to consolidated financial statements.

                        THERMADYNE HOLDINGS CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            YEAR ENDED        YEAR ENDED          YEAR ENDED
                                                        DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                                        -----------------  -----------------  -----------------
Cash flows provided by (used in) operating activities:
  Net income (loss)....................................     $  34,257          $ (63,637)        $(160,800)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Net periodic postretirement benefits.................         2,750              2,731             2,206
  Depreciation.........................................        12,448             11,651            10,689
  Amortization of goodwill.............................         1,591             83,033           102,985
  Amortization of other intangibles....................         6,776             12,377            48,517
  Amortization of deferred financing costs.............         1,587              2,711             4,860
  Recognition of net operating loss carryforwards .....         2,343              8,534             4,491
  Deferred income taxes................................        (1,836)           (21,882)               --
  Noncash charges for discontinued operations .........         1,621             13,949            30,328
  Gain on sale of discontinued operations..............       (16,015)            (8,480)               --
  Extraordinary item...................................           ---              3,715                --
Changes in operating assets and liabilities:
  Accounts receivable..................................       (19,905)           (10,166)           (5,942)
  Inventories..........................................       (17,228)           (10,107)           (7,541)
  Prepaid expenses and other...........................        (1,628)            (1,957)             (291)
  Accounts payable.....................................        20,605              3,498             2,818
  Accrued and other liabilities........................        (5,757)            (4,510)            2,963
  Accrued interest.....................................          (258)               643              (658)
  Income taxes payable.................................        (3,498)             1,379            (2,363)
  Other long-term liabilities..........................        (3,152)            (2,124)           (2,519)
  Discontinued operations..............................           285                 97             1,465
                                                            ---------          ---------         ---------
   Total adjustments...................................       (19,271)            85,092           192,008
                                                            ---------          ---------         ---------
   Net cash provided by operating activities ..........        14,986             21,455            31,208
                                                            ---------          ---------         ---------
Cash flows provided by (used in) investing activities:
  Capital expenditures, net............................       (16,339)           (11,447)           (7,154)
  Change in other assets...............................         4,162             (4,399)              (64)
  Acquisitions, net of cash............................       (37,895)           (74,011)           (3,370)
  Investing activities of discontinued operations .....        (1,680)            (3,766)           (5,133)
  Proceeds from sale of discontinued operations .......        88,543            112,359               ---
                                                            ---------          ---------         ---------
   Net cash provided by (used in) investing
    activities.........................................        36,791             18,736           (15,721)
                                                            ---------          ---------         ---------
Cash flows provided by (used in) financing activities:
  Change in long-term receivables......................           170               (283)               47
  Repayment of long-term obligations...................      (131,486)          (150,384)          (26,263)
  Borrowing of long-term obligations...................        72,855            119,854               505
  Issuance of common stock.............................         3,069              4,146             7,761
  Change in accounts receivable securitization ........         5,676             (9,994)              731
  Financing fees.......................................           ---             (3,855)             (189)
  Financing activities of discontinued operations .....        (2,808)            (1,732)              (11)
  Other................................................           808              1,639            (3,516)
                                                            ---------          ---------         ---------
   Net cash used in financing activities...............       (51,716)           (40,609)          (20,935)
                                                            ---------          ---------         ---------
Net increase (decrease) in cash and cash equivalents ..            61               (418)           (5,448)
Cash and cash equivalents at beginning of year ........         1,420              1,838             7,286
                                                            ---------          ---------         ---------
Cash and cash equivalents at end of year ..............     $   1,481          $   1,420         $   1,838
                                                            =========          =========         =========

          See accompanying notes to consolidated financial statements.

                        THERMADYNE HOLDINGS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. THE COMPANY

   Thermadyne Holdings Corporation ("Thermadyne" or "the Company"), a Delaware corporation, is a global manufacturer of cutting and welding products and accessories. Thermadyne's year end is December 31.

2. RECENT EVENTS

 Merger with Mercury Acquisition Corporation

   On January 20, 1998, the Company and Mercury Acquisition Corporation ("Mercury") an affiliate of DLJ Merchant Banking Partners II, L.P. ("DLJ"), entered into a definitive merger agreement (the "Merger Agreement"). Under the terms of the Merger Agreement, Mercury will merge with and into the Company, and, subject to the following sentence, the holders of each share of the Company's common stock can elect to receive $34.50 in cash for such share or to retain such share in the merged Company. In any event, holders will be required to retain 485,010 shares, or 4.3%, of the Company's common stock outstanding immediately prior to the merger. In addition, DLJ has entered into voting agreements with Magten Asset Management (on behalf of itself and certain of its clients) and Fidelity Capital and Income Fund, pursuant to which these current shareholders, subject to certain conditions, have agreed to vote in favor of the merger 5,942,708 shares of the Company's common stock owned by them. These shares represent approximately 53% of the Company's common stock outstanding on December 31, 1997.

   The proposed merger, which will be recorded as a recapitalization for accounting purposes, is subject to a number of conditions, including regulatory approvals and approval by Company stockholders. The transaction is estimated to have an aggregate value of approximately $790 million, including refinancing of the Company's existing revolving credit facility and senior and subordinated notes. The Company expects the merger to close by June 30, 1998.

   As a result of the proposed merger, the Company and Mercury will incur various costs, currently estimated to range between $50 million and $60 million, on a pretax basis, in connection with consummating the transaction. These costs consist primarily of professional fees, registration costs, compensation costs and other expenses. Although the exact timing, nature and amount of these merger transaction costs are subject to change, the Company expects that a one-time charge for these costs will be recorded in the quarter during which the merger is consummated.

 Acquisitions

   On November 25, 1997, the Company acquired substantially all of the assets of Woodland Cryogenics, Incorporated, a manufacturer of cryogenic pumps, ambient and electric vaporizers and automatic cylinder filling systems located in Philadelphia, Pennsylvania. The aggregate consideration paid was approximately $2,500 and was financed through bank facilities. The transaction was accounted for as a purchase.

   On September 26, 1997, the Company acquired substantially all of the assets of the welding division of Prestolite Power Corporation, a manufacturer of arc welders, plasma welders and wire feeders, located in Troy, Ohio. The aggregate consideration paid was approximately $7,500 and was financed through bank facilities. The transaction was accounted for as a purchase.

   On January 31, 1997, the Company acquired all of the issued and outstanding capital stock of GenSet S.p.A., a leading manufacturer of engine-driven welders and generators in Italy. The aggregate consideration paid was approximately $28,000 and was financed through bank facilities. The transaction was accounted for as a purchase.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    On January 18, 1996, the Company acquired all of the issued and outstanding capital stock of Duxtech Pty. Ltd., an Australian holding company that operates Cigweld, the leading manufacturer of welding products in Australia and New Zealand. The aggregate consideration paid was approximately $74,000 of which approximately $21,500 was the assumption of existing debt. The remaining balance was paid in cash which was financed through cash on hand and borrowing under the Company's existing credit agreement. This transaction was accounted for as a purchase.

Net working capital ...................................  $21,220
Excess of cost over fair value of net assets acquired     31,002
Property, plant and equipment, at cost, net  ..........   29,083
Other long-term liabilities, net ......................   (7,294)
                                                         -------
                                                         $74,011
                                                         =======

   The operating results of the acquired companies have been included in the Consolidated Statements of Operations from their respective dates of acquisition. The pro forma unaudited results of operations for the twelve months ended December 31, 1997 and 1996, respectively, assuming consummation of the purchases as of the beginning of each period, are as follows:

                                                     YEAR ENDED
                                                     DECEMBER 31,
                                                --------------------
                                                  1997        1996
                                                --------    --------
Net sales.....................................  $544,140    $484,005
Income (loss) from from continuing
 operations...................................    14,569     (63,804)
Net income (loss).............................    33,857     (64,502)
Basic per share amounts:
 Income (loss) from continuing operations ....      1.32       (5.91)
 Net income (loss)............................      3.06       (5.97)
Diluted per share amounts:
 Income (loss) from continuing operations ....      1.28       (5.91)
 Net income (loss)............................      2.97       (5.97)

   Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of each period above.

 Sale of Discontinued Operations

   On September 30, 1997 the Company completed the sale of its Wear Resistance business for $96,000 which consisted of $88,500 in cash and $7,500 in the assumption of long-term liabilities. The net proceeds were used to reduce debt. The net assets of the Wear Resistance operations were classified as a current asset on the Consolidated Balance Sheets at December 31, 1996, and their financial results were reported separately as discontinued operations in the Consolidated Statements of Operations. The Company realized a net gain of $16,015 on this transaction, net of income taxes of $12,623.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The components of net assets of discontinued operations included in the Consolidated Balance Sheet at December 31, 1996 are as follows:

Accounts receivable, net....................  $ 17,819
Inventories.................................    16,660
Prepaid expenses and other..................       327
Property, plant and equipment, at cost,
 net........................................    14,323
Other noncurrent assets.....................     2,732
Accounts payable and accrued liabilities ...   (13,235)
Long-term obligations.......................    (8,518)
Other long-term liabilities.................      (653)
                                              --------
                                              $ 29,455
                                              ========

   On April 26, 1996, the Company completed the sale of substantially all of the assets of Coyne Cylinder Company ("Coyne"), and on June 27, 1996, the Company completed the sale of its Floor Maintenance business. Consideration received from these two transactions totaled $137,000 and consisted of $112,359 in cash and $24,641 in the assumption or elimination of certain liabilities. The Company realized a net gain of $8,480 on these two transactions, net of income taxes of $14,732. The net proceeds were used to reduce debt. The financial results of the Coyne and Floor Maintenance operations were reported separately as discontinued operations in the Consolidated Statements of Operations.

   Sales from the discontinued businesses totaled $76,163, $183,440 and $259,772 for the years ended December 31, 1997, 1996 and 1995, respectively. Certain expenses have been allocated to discontinued operations including interest expense, which was allocated on a ratio of earnings before interest, taxes, depreciation and amortization for the years presented. Interest expense allocated to discontinued operations was $2,048, $7,630 and $11,413 for the years ended December 31, 1997, 1996 and 1995, respectively. Income
(loss) from discontinued operations included in the accompanying Consolidated Statements of Operations include immaterial amounts of income taxes (see Note
11).

3. SIGNIFICANT ACCOUNTING POLICIES

   The consolidated financial statements include the accounts of Thermadyne and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain amounts from prior years have been reclassified to conform to current year presentation.

   Preparation of financial statements in conformity with generally accepted accounting principles requires certain estimates and assumptions be made that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Inventories -- Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method for domestic subsidiaries and the first-in, first-out ("FIFO") method for foreign subsidiaries. Inventories at foreign subsidiaries amounted to approximately $46,798 and $33,567 at December 31, 1997 and 1996, respectively.

   Property, Plant and Equipment -- Property, plant and equipment is carried at cost and is depreciated using the straight-line method. The average estimated lives utilized in calculating depreciation are as follows: buildings -25 years; and machinery and equipment -two to ten years.

   Deferred Financing Costs -- The Company capitalizes loan origination fees and other costs incurred arranging long-term financing. These costs are amortized over the respective lives of the obligations using the effective interest method.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    Intangibles -- The excess of costs over the net tangible assets of businesses acquired consists of assembled work forces, customer and distributor relationships, patented and unpatented technology, and goodwill. In conjunction with the 1993 financial reorganization of the Company, assets and liabilities were revalued as of February 1, 1994. The assets were stated at their reorganization value which is defined as the fair value of the reorganized company (see Note 7). The portion of the reorganization value not attributable to specific assets was amortized over a three-year period. Identified intangible assets are amortized on a straight-line basis over the various estimated useful lives of such assets, which generally range from three to 25 years. Goodwill related to acquisitions subsequent to the financial reorganization is amortized over 40 years.

   Income Taxes --The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their tax bases and carryforward items. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

   Revenue Recognition -- Revenue from the sale of cutting and welding products is recognized upon shipment to the customer. Costs and related expenses to manufacture cutting and welding products are recorded as cost of sales when the related revenue is recognized.

   Earnings Per Share -- In 1997, the Financial Account Standards Board issued Statement No. 128, "Earnings per Share" ("FASB 128"). FASB 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform to the Statement 128 requirements. The effects of options, warrants and convertible securities have not been considered for the years ended December 31, 1996 and 1995 because the result would be antidilutive. All exchange arrangements contemplated by the Company's 1994 financial restructuring are assumed to have been completed.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          1997          1996         1995
                                                          ----          ----         ----
Basic earnings per share amounts:
Income (loss) from continuing operations before
 extraordinary item..................................     $1.36        $(5.83)      $(12.97)
Discontinued operations .............................      1.73          0.28         (2.84)
Income (loss) before extraordinary item..............      3.09         (5.55)       (15.81)
Extraordinary item--loss on early extinguishment of
 long-term debt......................................        --         (0.34)           --
                                                       ----------    ----------   ----------
Net income (loss)....................................     $3.09        $(5.89)      $(15.81)
                                                       ==========    ==========   ==========
Diluted earnings per share amounts:
Income (loss) from continuing operations before
 extraordinary item..................................     $1.33        $(5.83)      $(12.97)
Discontinued operations..............................      1.68          0.28         (2.84)
Income (loss) before extraordinary item..............      3.01         (5.55)       (15.81)
Extraordinary item--loss on early extinguishment of
 long-term debt......................................        --         (0.34)           --
                                                       ----------    ----------   ----------
Net income (loss)....................................     $3.01        $(5.89)      $(15.81)
                                                      ============ ============  ============
Weighted average shares--basic earnings per share  ..  11,072,088    10,797,261   10,168,817
Effect of dilutive securities:
  Employee stock options.............................    296,109         --           --
                                                       ----------    ----------   ----------
Weighted average shares--diluted earnings per share .  11,368,197    10,797,261   10,168,817
                                                       ==========    ==========   ==========

   Stock Based Compensation -- The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant, and also through its Employee Stock Purchase Plan enables substantially all employees to purchase shares of common stock at a purchase price of 85% of the fair market value at specified dates. The Company accounts for these stock option grants in accordance with Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB 25"), and, accordingly, recognizes no compensation expense for the stock option grants.

   Statement of Cash Flows --For purposes of the statement of cash flows, Thermadyne considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of these investments.

   The following table shows the interest and taxes paid during the periods presented in the accompanying Consolidated Statements of Cash Flows:

                YEAR ENDED        YEAR ENDED          YEAR ENDED
            DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
            -----------------  -----------------  -----------------
Interest ..      $48,683            $48,581            $46,148
Taxes......       12,276             11,409              8,527

   Foreign Currency Translation -- Local currencies have been designated as the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resultant translation gains or losses are included in the component of shareholders' equity designated "Foreign currency translation." The Company's foreign operations are discussed in Note 13.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    Recent Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income" ("FASB 130"), which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by or distributions to shareholders. FASB 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented.

   Also in June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information"("FASB 131"), which requires publicly-held companies to report financial and descriptive information about its operating segments in financial statements issued to shareholders for interim and annual periods. The statement also requires additional disclosures with respect to products and services, geographical areas of operations, and major customers. FASB 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented.

4. ACCOUNTS RECEIVABLE

   The Company has entered into a trade accounts receivable securitization agreement whereby it will sell on an ongoing basis, through December 28, 1999, participation interests in up to $50,000 of designated accounts receivable. The amount of participation interests sold under this financing arrangement is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables, and was approximately $28,305 and $22,629 at December 31, 1997 and 1996, respectively. The sold accounts receivable are reflected as a reduction of accounts receivable on the Consolidated Balance Sheets. Interest expense is incurred on participation interests at the rate of one-month LIBOR plus 50 basis points, per annum (approximately 6.48% at December 31, 1997). The fair value of accounts receivable approximates the carrying value.

   During the year ended December 31, 1997, the Company adopted FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FASB 125"). FASB 125 is required to be applied to transfers of assets occurring after January 1, 1997. The effect of adopting FASB 125 was immaterial.

5. INVENTORIES

   The composition of inventories at December 31, is as follows:

                    1997       1996
                    ----       ----
Raw materials ..  $ 19,903    $14,128
Work-in-process     30,743     21,248
Finished goods .    56,087     46,519
LIFO reserve ...    (1,598)    (2,353)
                  --------    -------
                  $105,135    $79,542
                  ========    =======

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

6. PROPERTY, PLANT AND EQUIPMENT

   The composition of property, plant and equipment at December 31, is as follows:

                                   1997        1996
                                   ----        ----
Land...........................  $ 14,071    $ 16,320
Building.......................    33,748      22,048
Machinery and equipment........    68,008      59,749
Less: accumulated
 depreciation..................   (30,570)    (22,493)
                                 --------    --------
                                 $ 85,257    $ 75,624
                                 ========    ========

   Assets recorded under capitalized leases were $17,663 ($14,432 net of accumulated depreciation) and $17,688 ($15,145 net of accumulated depreciation) at December 31, 1997 and 1996, respectively.

7. INTANGIBLES

   The composition of intangibles at December 31, is as follows:

                                           1997       1996
                                           ----       ----
Goodwill...............................  $ 39,532   $ 36,322
Patented and unpatented technology ....       279     17,311
Customer and distributor
 relationships.........................        --     18,182
Other..................................     2,759      9,958
                                         --------   --------
                                           42,570     81,773
Less: accumulated amortization.........    (8,600)   (19,128)
                                         --------   --------
                                         $ 33,970   $ 62,645
                                         ========   ========

   Prior to 1995, the Company assessed the recoverability of its identifiable intangible assets primarily based on its current and anticipated future undiscounted cash flows, which included disbursements for interest expense. In the fourth quarter of 1995, the Company early adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("FASB 121") and consequently revalued amounts capitalized for customer and distributor relationships and for patented and unpatented technology given recent fundamental changes in its core businesses. Based on this revaluation, the Company determined that assets with a carrying amount of $67,923 were impaired and wrote them down by $32,972 to their estimated fair value. Fair value was based on the estimated future cash flows to be generated by these assets, discounted at a market rate of interest. The writedown is included in the amortization of other intangibles line item on the Consolidated Statements of Operations. In the fourth quarter of 1996, the carrying value of intangible assets recorded in connection with the Company's financial reorganization was reduced by approximately $2,400 resulting from the initial recognition of the Company's net deferred tax asset. The carrying value of these intangibles was further reduced during 1997 by approximately $26,000 upon the recognition of net operating loss carryforward benefits and the sale of the Wear Resistance business.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

8. LONG-TERM OBLIGATIONS

   The composition of long-term obligations at December 31, is as follows:

                                                              1997        1996
                                                              ----        ----
Domestic credit agreement................................   $ 41,500    $101,000
Australian credit agreement..............................     18,057      22,666
Senior notes, due May 1, 2002, 10.25% interest payable
 semiannually on May 1 and November 1....................     99,288      99,288
Subordinated notes, due November 1, 2003, 10.75%
 interest payable semiannually on May 1 and November 1 ..    179,321     179,321
Capital leases...........................................     17,630      17,405
Other....................................................      2,291       1,660
                                                            --------    --------
                                                             358,087     421,340
Less: Current maturities.................................     (4,912)     (4,205)
                                                            --------    --------
                                                            $353,175    $417,135
                                                            ========    ========

   At December 31, 1997, the schedule of principal payments on long-term debt, excluding capital lease obligations, is as follows:

1998................................................................  $ 4,708
1999................................................................    2,705
2000................................................................    2,685
2001................................................................   41,544
2002................................................................   99,300
Thereafter .........................................................  189,515

   On June 25, 1996 the Company amended and restated its domestic credit agreement (the "Domestic Facility") to a $250,000 revolving credit and letters of credit facility with a consortium of 22 banks. The term is five years and the banks' commitment reduces by $25,000 at the end of year three and by an additional $75,000 at the end of year four. At the Company's option, interest accrues at (i) the prime rate plus an applicable margin in the range of 0.5% - 1.25% or, (ii) LIBOR plus an applicable margin in the range of 1.5% - 2.25%. The applicable margin percentage is dependent upon the Company meeting certain financial conditions. At December 31, 1997 the prime rate was 8.5%. The facility contains financial covenants which, among other things, require the Company to maintain certain financial ratios and restrict the Company's ability to incur indebtedness, make capital expenditures, and pay dividends. The facility is secured by the capital stock, personal and real property of the Company and a significant portion of its subsidiaries' capital stock and personal and real property. At December 31, 1997 the Company had $10,349 of standby letters of credit outstanding under its Domestic Facility. Unused borrowing capacity under the Domestic Facility was $198,151.

   The Australian credit agreement (the "Australian Facility") is denominated in Australian dollars ("A$") and expires on December 31, 2000. The Australian Facility consists of an A$15,000 term commitment and an A$22,000 revolving credit commitment. The Australian Facility bears interest at the Bank Bill
Rate (as defined) plus a margin of 1.5% for the term commitment and 0.75% for the revolving credit commitment. At December 31, 1997 the Company's average applicable Bank Bill Rate (as defined) was 4.987%. Interest payment dates vary depending on the funding period selected by the Company. Total mandatory principal reductions under the term commitment for the remainder of its term are as follows: 1998 - A$3,000; 1999 - A$4,000; and 2000 - A$4,000. The facility requires the Company's Australian

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

subsidiary to comply with various financial covenants. The facility is secured by personal and real property of the Company's Australian subsidiary. At December 31, 1997 the Company had A$383 of letters of credit outstanding under the Australian Facility. Unused borrowing capacity under the Australian Facility was A$1,500.

   The indentures governing the senior notes and the subordinated notes restrict, subject to certain exceptions, the Company and its subsidiaries from incurring additional debt, paying dividends or making other distributions on or redeeming or repurchasing capital stock, making investments, loans or advances, disposing of assets, creating liens on assets and engaging in transactions with affiliates.

   The estimated fair value amounts of the Company's long-term obligations have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The fair value of the senior notes and the subordinated notes was based on the most recent market information available, and is estimated to be 104.25% and 107.0% of their current carrying values at December 31, 1997, or $103,508 and $191,873, respectively. The fair values of the credit agreement and the Company's other long-term obligations are estimated at their current carrying values since these obligations are fully secured and have varying interest charges based on current market rates.

9. STOCK OPTIONS

   The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Pro forma information regarding net income and earnings per share is required by FASB 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.1%, 5.5% and 6.4%; a dividend yield of 0.0% for each year presented; volatility factors of the expected market price of the Company's common stock of 0.38, 0.39 and 0.42; and a weighted-average expected life of the options of six years for each year presented.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                           YEAR ENDED      YEAR ENDED     YEAR ENDED
                                          DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                              1997            1996           1995
                                          ------------    ------------   ------------
Pro forma net income (loss)............     $32,239        $ (64,574)     $(161,588)
Pro forma net income (loss) per share:
  Basic................................        2.91           (5.98)         (15.89)
  Diluted..............................        2.84           (5.98)         (15.89)

   Because FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future periods.

   The Company has three option plans for the grant of options to its employees and directors. The 1993 Management Option Plan (the "1993 Management Plan") provides for the grant of options to acquire up to 1,428,570 shares of common stock to key officers and employees of the Company or its affiliates. Grants under the 1993 Management Plan are exercisable in installments ranging from immediately on the date of grant to not later than five years from the date of grant. The Non-Employee Directors Plan (the "1995 Directors Plan") provides for the grant of options to acquire up to 50,000 shares of common stock to non-employee directors of the Company. Grants under the 1995 Directors Plan vest immediately on the date of grant. The 1996 Employee Stock Option Plan (the "1996 Employee Plan") initially provided for the grant of options to acquire up to 300,000 shares of common stock to employees of the Company. This plan was amended in 1996 to provide for the grant of options to acquire up to an additional 500,000 shares of common stock. Grants under the 1996 Employee Plan vest ratably over five years. All options granted under the three plans described above are non-qualified stock options granted at 100% of the fair market value on the grant dates.

   Information regarding stock options is summarized as follows:

                                           1997                          1996                           1995
                                ----------------------------- ----------------------------- -----------------------------
                                            WEIGHTED-AVERAGE              WEIGHTED-AVERAGE              WEIGHTED-AVERAGE
                                 OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE
                                ----------- ----------------  ----------- ----------------  ----------- ----------------
Outstanding--beginning of
 year..........................     963,055       $14.27         913,000        $12.30        1,275,142       $12.00
Granted........................     217,200        27.00         340,000         17.85          203,000        13.39
Exercised......................     (87,255)       12.38        (169,054)        12.01         (452,840)       12.00
Forfeited......................     (31,783)       18.32        (120,891)        12.62         (112,302)       12.10
                                  ---------                    ---------                     ----------
Outstanding--end of year ......   1,061,217        16.91         963,055         14.27          913,000        12.30
                                  =========                    =========                     ==========
Exercisable at end of year:
  1993 Management Plan.........     430,399                      359,329                        262,666
  1995 Directors Plan..........      23,000                       24,000                             --
  1996 Employee Plan...........      39,355                           --                             --
Reserved for future grants:
  1993 Management Plan.........      15,704                       70,621                         82,730
  1995 Directors Plan..........      22,000                       26,000                         30,000
  1996 Employee Plan...........     470,500                       97,000                        300,000
Weighted-average fair value of
 options granted during the
 year..........................  $    13.14                    $    8.49                     $     6.88

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

10. LEASES

   Future minimum lease payments related to continuing operations under leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 1997 are as follows:

                                                          CAPITAL    OPERATING
                                                           LEASE       LEASE
                                                           -----       -----
  1998 ................................................  $  3,470     $ 8,855
  1999.................................................     3,644       8,209
  2000.................................................     3,627       7,131
  2001.................................................     3,614       5,955
  2002.................................................     3,608       4,725
  Thereafter...........................................    49,735      31,111
                                                         --------
Total minimum lease payments...........................    67,698
Less: amount representing interest.....................   (50,068)
                                                         --------
Present value of net minimum lease payments, including
 current obligations of $204...........................  $ 17,630
                                                         ========

   Rent expense under operating leases from continuing operations amounted to $9,358, $7,562 and $6,559 for the years ended December 31, 1997, 1996 and
1995, respectively.

11. INCOME TAXES

   Pre-tax income (losses) from continuing operations were taxed under the following jurisdictions:

                                         YEAR ENDED        YEAR ENDED          YEAR ENDED
                                     DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                     ----------------- -----------------  -----------------
Domestic............................      $31,104           $(69,694)          $(123,954)
Foreign.............................       (2,560)             6,221                 624
                                          -------           --------           ---------
  Income (loss) before income
   taxes............................      $28,544           $(63,473)          $(123,330)
                                          =======           ========           =========

   The provision (benefit) for income taxes charged to continuing operations is as follows:

                       YEAR ENDED        YEAR ENDED          YEAR ENDED
                   DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                   ----------------- -----------------  -----------------
Current:
  Federal.........      $11,014           $  8,091            $6,010
  Foreign.........        1,064              1,785             1,147
  State and local.          927              1,050             1,361
                        -------           --------            ------
   Total current .       13,005             10,926             8,518
                        -------           --------            ------
Deferred..........          470            (11,460)               --
                        -------           --------            ------
                        $13,475           $   (534)           $8,518
                        =======           ========            ======

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The composition of deferred tax assets and liabilities attributable to continuing operations at December 31 is as follows:

                                                  1997        1996
                                                  ----        ----
Deferred tax assets:
  Post-employment benefits....................  $  9,214    $  8,915
  Accrued liabilities.........................     3,316       5,054
  Intangibles.................................    14,408       6,025
  Other.......................................        --         476
  Fixed assets................................     6,992          --
  Net operating loss carryforwards............    29,761      31,504
                                                --------    --------
   Total deferred tax assets..................    63,691      51,974
  Valuation allowance for deferred tax
   assets.....................................   (22,731)    (24,474)
                                                --------    --------
   Net deferred tax assets....................  $ 40,960    $ 27,500
                                                --------    --------
Deferred tax liabilities:
  Inventories.................................  $  4,562    $  4,923
  Other.......................................       846          --
  Property, plant and equipment...............        --         695
                                                --------    --------
   Total deferred tax liabilities.............     5,408       5,618
                                                --------    --------
   Net deferred tax asset.....................  $ 35,552    $ 21,882
                                                ========    ========

   The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income from continuing operations as a result of the following differences:

                                              YEAR ENDED        YEAR ENDED          YEAR ENDED
                                          DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                          -----------------  -----------------  -----------------
Tax at U.S. statutory rates..............      $ 9,991           $(22,216)          $(43,166)
Nondeductible goodwill amortization
 and other nondeductible expenses .......        2,048             28,877             37,500
Change in valuation allowance,
 recognition of net operating loss
 carryforward benefits and other  .......           --              6,318             12,370
Foreign tax rate differences and
 recognition of foreign tax loss
 benefits................................          833               (393)               929
State income taxes, net of federal tax
 benefit.................................          603                683                885
Initial recognition of net deferred tax
 asset...................................           --            (13,803)                --
                                               -------           --------           --------
                                               $13,475           $   (534)          $  8,518
                                               =======           ========           ========

   In the fourth quarter of 1996, the Company re-evaluated the realizability of the net deferred tax asset. As a result, a net deferred tax asset of approximately $22,000 was recorded on December 31, 1996. Of the total amount recorded, approximately $8,000 was reported as an adjustment to the carrying value of goodwill and other intangible assets. The balance was reported as a reduction to income tax expense. A

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

portion of the net adjustment for deferred taxes has been allocated to discontinued operations. The valuation allowance relates to net operating loss carryforwards existing on February 1, 1994, the effective date of the Company's financial reorganization.

   At December 31, 1997, the Company had net operating loss carryforwards of approximately $85,000 for U.S. income tax purposes that begin to expire in the year 2001. The consummation of the financial reorganization resulted in an ownership change under Section 382 of the Internal Revenue Code. As a result, the Company's utilization of these losses to offset future U.S. taxable income is limited to approximately $7,000 per year. Pursuant to the requirements of the American Institute of Certified Public Accountants Statement of Position No. 90-7, entitled "Financial Entities in Reorganization Under the Bankruptcy Code", to the extent net operating losses that existed on the effective date of the Company's financial reorganization are recognized, the resulting tax benefit will be reported as a direct addition to paid-in capital.

   The Company's foreign subsidiaries have undistributed earnings at December 31, 1997. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

12. EMPLOYEE BENEFIT PLANS

   401(k) Retirement Plan -- The 401(k) Retirement Plan covers the majority of the Company's domestic employees. The Company, at its discretion, can make a base contribution of 1% of each employee's compensation and an additional contribution equal to as much as 4% of the employee's compensation. At the employee's discretion, an additional 1% to 15% voluntary employee contribution can be made. The plan requires the Company to make a matching contribution of 50% of the first 6% of the voluntary employee contribution. Total expense for this plan related to continuing operations was approximately $2,628, $2,585, and $1,897 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Employee Stock Purchase Plan -- The Employee Stock Purchase Plan enables substantially all employees of the Company to purchase shares of common stock at a purchase price of 85% of the fair market value at specified dates. For plan year 1997 the plan was amended to change the plan year to a calendar year basis. For the plan year ended December 31, 1997, 1,098 employee participants purchased 82,085 shares at an aggregate purchase price of $1,989. For the plan year ended October 31, 1996, 1,090 employee participants purchased 145,584 shares at an aggregate purchase price of $2,119. In the initial plan year ended October 31, 1995, 1,502 employee participants purchased 252,925 shares at an aggregate purchase price of $2,327. A maximum of 1,000,000 shares is authorized for purchase under the plan.

   Other Postretirement Benefits -- The Company has several retirement plans covering both salaried and nonsalaried retired employees, which provide postretirement health care benefits (medical and dental) and life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually as determined by the Company based on claim costs. The postretirement life insurance plan is noncontributory. The Company recognizes the cost of postretirement benefits on the accrual basis as employees render service to earn the benefit. The Company continues to fund the cost of health care and life insurance benefits in the year incurred.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The postretirement benefit plans' combined benefit obligations related to continuing operations at December 31, are as follows:

                                                            1997      1996
                                                            ----      ----
Accumulated postretirement benefit obligations:
  Retirees and surviving beneficiaries..................  $ 3,838   $ 5,156
  Active employees eligible to retire...................      720     1,420
  Active employees not yet eligible to retire ..........    7,452     9,411
  Unrecognized gain.....................................    9,428     6,237
  Unrecognized prior service cost.......................    1,927        64
                                                          -------   -------
  Unfunded accumulated postretirement benefit obligation
    and accrued postretirement benefit cost ............  $23,365   $22,288
                                                          =======   =======

   Net periodic postretirement benefit cost from continuing operations included the following components:

                                                 YEAR ENDED        YEAR ENDED          YEAR ENDED
                                             DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                             -----------------  -----------------  -----------------
Service cost-benefits attributed to service
 during the period..........................       $1,255            $1,365             $1,161
Interest cost on accumulated postretirement
 benefit obligation ........................        1,496             1,564              1,094
Loss (gain) from past experience different
 from that assumed and changes in
 assumptions................................           (1)             (198)              (131)
                                                   ------            ------             ------
Net periodic postretirement benefit cost ...       $2,750            $2,731             $2,124
                                                   ======            ======             ======

   In addition, for actuarial measurements purposes, the following assumptions and methods were used: annual discount rate of 7% (7% at January 1, 1997), medical claim cost trends with annual increases starting at 10.5% in 1996 and decreasing incrementally to 6% in 2011 and thereafter. The medical cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the medical cost trend rate by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $1,900 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1997, by approximately $307. The Company uses the amortization method for recording gains or losses resulting from past experience different from that assumed and changes in assumptions.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    Pension Plans - The Company's subsidiaries have had various noncontributory defined benefit pension plans which covered substantially all U.S. employees. The Company froze its three noncontributory defined benefit pension plans through amendments to such plans effective December 31, 1989. All former participants of these plans became eligible to participate in the 401(k) Retirement Plan effective January 1, 1990. The following table sets forth the funded status of the defined benefit plans and the amounts recognized in the Company's consolidated financial statements:

   Actuarial present value of benefit obligations at December 31:

                                                           1997       1996
                                                           ----       ----
Vested benefit obligation..............................   $13,911    $13,476
Accumulated benefit obligation.........................    14,356     13,975
Projected benefit obligation...........................    14,356     13,975
Plan assets at fair value..............................    12,126     11,667
                                                          -------    -------
  Projected benefit obligation in excess of plan
   assets..............................................    (2,230)    (2,308)
Unrecognized net loss..................................       (54)       358
Unrecognized prior service cost........................       122        145
Unrecognized net obligation at transition..............         2          5
Adjustment required to recognize minimum liability ....        --       (508)
                                                          -------    -------
  Accrued pension cost.................................   $(2,160)   $(2,308)
                                                          =======    =======

   Pension cost related to the defined benefit plans included the following components:

                                             YEAR ENDED        YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                         -----------------  -----------------  -----------------
Service cost-benefits earned during the
 period.................................       $  --             $    --           $    --
Interest cost on projected benefit
 obligation.............................         954                 930               930
Actual return on plan assets............        (977)             (1,135)           (1,025)
Net amortization and deferral...........          93                 369               313
                                               -----             -------           -------
Net pension expense.....................       $  70             $   164           $   218
                                               =====             =======           =======

   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations ranged from 7% to 8%. The assumed rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 0%. The expected long-term rate of return on assets ranged from 7% to 8%. Plan assets consist principally of marketable equity securities and restricted and unrestricted debt securities. The Company's funding policy is to contribute annually an amount equal to meet the minimum funding standards of the Employee Retirement Income Security Act of 1974 as determined by the plans' actuary.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

13. FOREIGN OPERATIONS

   The Company's continuing operations are primarily in the United States, Australia/Asia, Canada and Europe. Sales among geographic areas have been eliminated in consolidation. Financial data by geographic area is as follows:

                                         YEAR ENDED        YEAR ENDED          YEAR ENDED
                                     DECEMBER 31, 1997  DECEMBER 31, 1996  DECEMBER 31, 1995
                                     -----------------  -----------------  -----------------
Net sales:
  United States.....................      $333,871          $293,549           $273,106
  Australia/Asia....................       109,984           105,337              4,989
  Other foreign operations..........        76,585            40,858             38,683
                                          --------          --------           --------
                                          $520,440          $439,744           $316,778
                                          ========          ========           ========
Sales from United States to foreign
 operations.........................      $ 35,576          $ 30,932           $ 22,518
                                          ========          ========           ========
Export sales from United States ....      $ 33,668          $ 25,402           $ 23,782
                                          ========          ========           ========
Operating income (loss):
  United States.....................      $ 71,639          $(22,899)          $(80,103)
  Australia/Asia....................         2,304             5,689                143
  Other foreign operations..........         4,564             3,071              2,656
                                          --------          --------           --------
                                          $ 78,507          $(14,139)          $(77,304)
                                          ========          ========           ========
Identifiable assets:
  United States.....................      $194,216          $189,153           $280,146
  Australia/Asia....................       102,342           113,588              4,314
  Other foreign operations..........        57,969            21,209             59,077
  Discontinued operations...........            --            29,455             72,829
                                          --------          --------           --------
                                          $354,527          $353,405           $416,366
                                          ========          ========           ========

14. CONTINGENCIES

   Thermadyne and certain of its wholly owned subsidiaries are defendants in various legal actions, primarily in the products liability area. While there is uncertainty relating to any litigation, management is of the opinion that the outcome of such litigation will not have a material adverse effect on the Company's financial condition or results of operations.

   The Company is party to an agreement with a financial institution to sell at face value up to a total of $25,000 of its long-term receivables. The product line that generated these long-term receivables has been divested, and consequently, no further sales will occur. Under the terms of this agreement, the Company is liable for a total of 20% of the aggregate receivables sold and this liability approximates $4,000. The Company has further retained collection and administrative responsibilities on behalf of the financial institution. The Company has a secured interest in the inventory sold under these long-term receivables which has been assigned to the financial institution. At December 31, 1997, approximately $3,666 in contracts subject to this agreement are outstanding. Management believes the allowance for doubtful accounts at December 31, 1997 will be adequate for all uncollectible receivables.

                        THERMADYNE HOLDINGS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

 15. SUPPLEMENTARY UNAUDITED QUARTERLY DATA

                                          FIRST      SECOND      THIRD       FOURTH
                                         QUARTER    QUARTER     QUARTER     QUARTER       TOTAL
                                         -------    -------     -------     -------       -----
Year ended December 31, 1997:
  Net sales...........................  $117,751    $135,175   $131,902     $135,612    $520,440
  Gross profit .......................    47,409      52,630     51,007       49,274     200,320
  Income from continuing operations ..     3,932       5,581      4,045        1,511      15,069
  Net income (loss)...................     4,968       6,783     22,995         (489)     34,257
  Basic per share amounts:
    Income from continuing
     operations.......................      0.36        0.50       0.36         0.14        1.36
    Net income (loss).................      0.45        0.61       2.07        (0.04)       3.09
  Diluted per share amounts:
    Income from continuing
     operations.......................      0.35        0.49       0.35         0.13        1.33
    Net income (loss).................      0.44        0.60       2.02        (0.04)       3.01
Year ended December 31, 1996:
  Net sales...........................  $102,233    $116,120   $110,820     $110,571    $439,744
  Gross profit........................    42,604      47,236     45,478       44,591     179,909
  Loss from continuing operations ....   (20,667)    (20,657)   (17,152)      (4,463)    (62,939)
  Net loss............................   (21,867)    (16,386)   (19,616)      (5,768)(1) (63,637)
  Basic per share amounts:
    Loss from continuing operations ..     (1.93)      (1.92)     (1.59)       (0.41)      (5.83)
    Net loss..........................     (2.04)      (1.53)     (1.82)       (0.53)      (5.89)
  Diluted per share amounts:
    Loss from continuing operations ..     (1.93)      (1.92)     (1.59)       (0.41)      (5.83)
    Net loss..........................     (2.04)      (1.53)     (1.82)       (0.53)      (5.89)

------------
(1)    Reflects recognition of net deferred tax assets (see Note 11).

                                                                        ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                JANUARY 20, 1998

                                    BETWEEN

                        THERMADYNE HOLDINGS CORPORATION

                                      AND

                        MERCURY ACQUISITION CORPORATION

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE 1
                    THE MERGER
Section 1.01.       The Merger.......................................    A-1
Section 1.02.       Conversion (or Retention) of Shares..............    A-2
Section 1.03.       Elections........................................    A-2
Section 1.04.       Proration of Election Price......................    A-3
Section 1.05.       Surrender and Payment............................    A-4
Section 1.06.       Dissenting Shares................................    A-5
Section 1.07.       Stock Options....................................    A-5
Section 1.08.       Fractional Shares................................    A-6

ARTICLE 2
                    The Surviving Corporation
Section 2.01.       Certificate of Incorporation.....................    A-6
Section 2.02.       Bylaws...........................................    A-6
Section 2.03.       Directors and Officers...........................    A-6

ARTICLE 3
                    Representations and Warranties of the Company
Section 3.01.       Corporate Existence and Power....................    A-6
Section 3.02.       Corporate Authorization..........................    A-7
Section 3.03.       Governmental Authorization.......................    A-7
Section 3.04.       Non-contravention................................    A-7
Section 3.05.       Capitalization...................................    A-7
Section 3.06.       Subsidiaries.....................................    A-7
Section 3.07.       SEC Filings......................................    A-8
Section 3.08.       Financial Statements.............................    A-8
Section 3.09.       Disclosure Documents.............................    A-9
Section 3.10.       Absence of Certain Changes.......................    A-9
Section 3.11.       No Undisclosed Material Liabilities..............   A-10
Section 3.12.       Litigation.......................................   A-10
Section 3.13.       Taxes............................................   A-10
Section 3.14.       ERISA............................................   A-11
Section 3.15.       [Intentionally Omitted]..........................   A-13
Section 3.16.       Labor Matters....................................   A-13
Section 3.17.       Compliance with Laws and Court Orders............   A-13
Section 3.18.       Licenses and Permits ............................   A-13
Section 3.19.       Intellectual Property............................   A-13
Section 3.20.       Finders' Fees....................................   A-13
Section 3.21.       Inapplicability of Certain Restrictions .........   A-13
Section 3.22.       Rights Plan......................................   A-14
Section 3.23.       Environmental Matters............................   A-14

ARTICLE 4
                    Representations and Warranties of MergerSub
Section 4.01.       Corporate Existence and Power....................   A-15
Section 4.02.       Corporate Authorization..........................   A-15

                                       i

                                                                        PAGE
                                                                        ----
Section 4.03.       Governmental Authorization.......................   A-15
Section 4.04.       Non-contravention................................   A-15
Section 4.05.       Disclosure Documents.............................   A-15
Section 4.06.       Finders' Fees....................................   A-16
Section 4.07.       Financing........................................   A-16
Section 4.08.       Capitalization...................................   A-16

ARTICLE 5
                    Covenants of the Company
Section 5.01.       Conduct of the Company...........................   A-17
Section 5.02.       Stockholder Meeting; Proxy Material..............   A-18
Section 5.03.       Access to Information............................   A-18
Section 5.04.       Other Offers.....................................   A-18
Section 5.05.       Notices of Certain Events........................   A-20
Section 5.06.       Resignation of Directors.........................   A-20
Section 5.07.       Rights Agreement.................................   A-20
Section 5.08.       Preferred Stock..................................   A-20
Section 5.09.       Formation of Operating Co........................   A-20
Section 5.10.       Outstanding Debt Securities......................   A-21
Section 5.11.       Solvency Advice..................................   A_21
Section 5.12.       Transfers by Affiliates..........................   A-21

ARTICLE 6
                    Covenants of MergerSub
Section 6.01.       SEC Filings......................................   A-21
Section 6.02.       Voting of Shares.................................   A-21
Section 6.03.       Director and Officer Liability...................   A-21
Section 6.04.       Employee Plans and Benefit Arrangements .........   A-22
Section 6.05.       Financing........................................   A-22
Section 6.06.       NASDAQ Listing...................................   A-22

ARTICLE 7
                    COVENANTS OF MERGERSUB AND THE COMPANY
Section 7.01.       Best Efforts.....................................   A-22
Section 7.02.       Certain Filings..................................   A-22
Section 7.03.       Public Announcements.............................   A-23
Section 7.04.       Further Assurances...............................   A-23

ARTICLE 8
                    Conditions to the Merger
Section 8.01.       Conditions to the Obligations of Each Party .....   A-23
Section 8.02.       Conditions to the Obligations of MergerSub ......   A-24
Section 8.03.       Conditions to the Obligation of the Company .....   A-25

ARTICLE 9
                    Termination
Section 9.01.       Termination......................................   A-25
Section 9.02.       Effect of Termination............................   A-25

                                       ii

                                                                        PAGE
                                                                        ----

ARTICLE 10
                    Miscellaneous
Section 10.01.      Notices..........................................   A-26
Section 10.02.      Survival of Representations and Warranties ......   A-27
Section 10.03.      Amendment; No Waivers............................   A-27
Section 10.04.      Expenses.........................................   A-27
Section 10.05.      Successors and Assigns...........................   A-27
Section 10.06.      Governing Law....................................   A-27
Section 10.07.      Counterparts; Effectiveness .....................   A-27

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") dated as of January 20, 1998 between Thermadyne Holdings Corporation, a Delaware corporation (the "COMPANY") and Mercury Acquisition Corporation, a Delaware corporation ("MERGERSUB").

                               W I T N E S S E T H:

   WHEREAS, as of the date of execution of this Agreement, all of the outstanding capital stock of, or other ownership interest in, MergerSub is owned, in the aggregate, by DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II -- A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners -- A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners -- A, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P., DLJ ESC II, L.P. and DLJ First ESC, L.P.;

   WHEREAS, MergerSub is unwilling to enter into this Agreement unless, contemporaneously with the execution and delivery of this Agreement, certain beneficial and record stockholders of the Company have entered into a Voting Agreement providing for certain actions relating to certain of the shares of common stock of the Company owned by them;

   WHEREAS, MergerSub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger (as defined in Section 1.01) and also to prescribe certain conditions to the Merger;

   WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

   NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

                                  ARTICLE 1

                                  THE MERGER

   SECTION 1.01. The Merger. (a) At the Effective Time, MergerSub shall be merged (the "MERGER") with and into the Company in accordance with the Delaware Law (as defined in Section 1.01(d)), and in accordance with the terms and conditions hereof, whereupon the separate existence of MergerSub shall cease, and the Company shall be the surviving corporation (the "SURVIVING CORPORATION").

   (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and MergerSub will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "EFFECTIVE TIME").

   (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerSub, all as provided under Delaware Law.

   (d) The Company hereby represents that its Board of Directors, at a meeting duly called and held and acting on the unanimous recommendation of the Board of Directors of the Company, other than Company management directors, has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of the Company's stockholders, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, which approval satisfies in full the requirements of the General Corporation Law of the State of Delaware (the "DELAWARE LAW"), and (iii) unanimously resolved to recommend approval and adoption of this Agreement and the Merger to its stockholders. The Company further represents that Gleacher NatWest & Co. has delivered to the Company's Board of Directors its written opinion that the consideration to be paid in the Merger is fair to the holders of shares (each, a "SHARE") of common stock of the Company, par value $0.01 per share ("COMMON STOCK") from a financial point of view.

   SECTION 1.02. Conversion (or Retention) of Shares. At the Effective Time:

   (a) each Share held by the Company as treasury stock or owned by MergerSub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

   (b) each share of common stock, par value $0.01 per share, of MergerSub ("MERGERSUB COMMON STOCK") outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges (including those granted under the Rights Agreement (as defined in Section 3.23)) as the shares so converted;

   (c) each share of preferred stock, par value $0.01 per share, of MergerSub ("MERGERSUB PREFERRED STOCK"), if any, outstanding immediately prior to the Effective Time shall be converted into and become one share of preferred stock of the Surviving Corporation with the same rights, powers and privileges as the shares of preferred stock so converted;

   (d) each outstanding warrant to purchase shares of MergerSub Common Stock (each, a "MERGERSUB WARRANT") shall be automatically amended to constitute a warrant to acquire shares of common stock of the Surviving Corporation on the same terms and conditions as the MergerSub Warrant; and

   (e) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.02(a)-(d) or as provided in Section
1.06 with respect to Shares as to which appraisal rights have been exercised, be converted into the following (the "MERGER CONSIDERATION"):

       (i) for each such Share with respect to which an election to retain Company Stock (as defined below) has been effectively made and not revoked or lost pursuant to Sections 1.03(c), (d) and (e) and Section 1.04(b) ("STOCK ELECTING SHARES"), or is deemed made pursuant to Section 1.04(d)(ii), as the case may be, the right to retain one Share of Common Stock (the "STOCK ELECTION PRICE"), par value $0.01 per share ("COMPANY STOCK"); and

       (ii) for each such Share (other than Stock Electing Shares and Shares as to which an election to retain Company Stock is deemed made pursuant to
   Section 1.04(d)(ii)), the right to receive in cash an amount equal to $34.50 (the "CASH ELECTION PRICE").

   For purposes of this Section, references to outstanding Shares include the Rights (as defined in Section 3.22) associated with such Shares.

   SECTION 1.03. Elections. (a) Each person who, on or prior to the Election Date referred to in (c) below, is a record holder of Shares will be entitled, with respect to such Shares, to make an unconditional election on or prior to such Election Date to retain the Stock Election Price (a "STOCK ELECTION"), on the basis hereinafter set forth. For purposes of this Agreement, "ELECTION" means a Stock Election.

   (b) Prior to the mailing of the Company Proxy Statement (as defined in Section 3.09), MergerSub shall appoint an agent (the "EXCHANGE AGENT") for the purpose of exchanging certificates representing Shares for the Merger Consideration. MergerSub will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Shares.

   (c) MergerSub shall prepare and mail a form of election, which form shall be subject to the reasonable approval of the Company (the "FORM OF ELECTION"), with the Company Proxy Statement to the record holders of Shares as of the record date for the Company Stockholder Meeting (as defined in Section 5.02), which Form of Election shall be used by each record holder of Shares who makes an Election with respect to any or all its Shares. The Company will use its best efforts to make the Form of Election and the Company Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date referred to below. Any such holder's Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "ELECTION DATE") next preceding the date of the Company Stockholder Meeting, a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three Nasdaq Stock Market trading days after the date of execution of such guarantee of delivery).

   (d) Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Company Proxy Statement, if (and to the extent that) the Exchange Agent is legally required to permit revocations and the Effective Time shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by MergerSub that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

   (e) The determination of the Exchange Agent shall be binding whether or not Elections have been properly made or revoked pursuant to this Section
1.03 with respect to Shares and when Elections and revocations were received by it. If the Exchange Agent determines that any Election either (x) was not properly made or (y) was not submitted to or received by the Exchange Agent with respect to any Shares, such Shares shall be converted into Merger Consideration in accordance with Section 1.02(e). The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 1.04, and any such computation shall be conclusive and binding on the holders of Shares. The Exchange Agent may, with the mutual agreement of MergerSub and the Company, make such rules as are consistent with this Section 1.03 for the implementation of the Elections provided for herein as shall be necessary or desirable fully to effect such Elections.

   SECTION 1.04. Proration of Election Price. (a) Notwithstanding anything in this Agreement to the contrary but subject to Sections 1.02(a) and 1.06, the number of Shares to be converted into the right to retain Company Stock at the Effective Time (the "STOCK ELECTION NUMBER") shall be 485,010 (excluding for this purpose any Shares to be canceled pursuant to Section 1.02(a)).

   (b) If the number of Stock Electing Shares exceeds the Stock Election Number, then such Stock Electing Shares shall be converted into the right to retain the Stock Election Price or the right to receive cash in accordance with the terms of Section 1.02(e) in the following manner:

       (i) A stock proration factor (the "STOCK PRORATION FACTOR") shall be determined by dividing the Stock Election Number by the total number of Stock Electing Shares.

       (ii) The number of Stock Electing Shares covered by each Stock Election to be converted into the right to retain the Stock Election Price shall be determined by multiplying the Stock Proration Factor by the total number of Stock Electing Shares covered by such Stock Election.

       (iii) All Stock Electing Shares, other than those Shares converted into the right to receive the Stock Election Price in accordance with Section 1.04(b)(ii), shall be converted into cash (on a consistent basis among stockholders who made the Election referred to in Section 1.02(e)(i), pro rata to the number of shares as to which they made such Election) as if such Shares were not Stock Electing Shares in accordance with the terms of
   Section 1.02(e)(ii).

   (c) If the number of Stock Electing Shares is equal to the Stock Election Number, then all Stock Electing Shares shall be converted into the right to receive the Stock Election Price in accordance with the terms of Section 1.02(e)(i), and all Shares (other than Stock Electing Shares, Shares to be cancelled pursuant to Section 1.02(a) and Dissenting Shares) shall be converted into cash.

    (d) If the number of Stock Electing Shares is less than the Stock Election Number, then:

       (i) All Stock Electing Shares shall be converted into the right to receive the Stock Election Price in accordance with Section 1.02(e)(i).

       (ii) Such number of Shares with respect to which a Stock Election is not in effect, excluding Shares to be cancelled pursuant to Section 1.02(a) and Dissenting Shares (as defined in Section 1.06) ("NON-ELECTING SHARES"), shall be converted into the right to retain the Stock Election Price (and a Stock Election shall be deemed to have been made with respect to such Shares) in accordance with Section 1.02(e) in the following manner:

           (A) a cash proration factor (the "CASH PRORATION FACTOR") shall be determined by dividing (x) the difference between the Stock Election Number and the number of Stock Electing Shares, by (y) the total number of Non-Electing Shares; and

           (B) the number of Non-Electing Shares of each stockholder to be converted into the right to retain the Stock Election Price shall be determined by multiplying the Cash Proration Factor by the total number of Non-Electing Shares of such stockholder, so that the aggregate number of Stock Electing Shares and Non-Electing Shares converted into such right equals the Stock Election Number.

   SECTION 1.05. Surrender and Payment. (a) As soon as reasonably practicable as of or after the Effective Time, MergerSub shall deposit with the Exchange Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article 1, the Merger Consideration. For purposes of determining the Merger Consideration to be made available, MergerSub shall assume, subject to Section 1.04(d)(ii), that no holder of Shares will perfect his right to appraisal of his Shares. Promptly after the Effective Time, MergerSub will send, or will cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

   (b) Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration. No interest will be paid or will accrue on any cash payable as Merger Consideration or in lieu of any fractional shares of Company Stock.

   (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

   (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

   (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.05(a) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to MergerSub, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to

MergerSub for payment of the Merger Consideration in respect of his Shares. Notwithstanding the foregoing, MergerSub shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of MergerSub free and clear of any claims or interest of any Person previously entitled thereto.

   (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.05(a) to pay for Shares for which appraisal rights have been perfected shall be returned to MergerSub, upon demand.

   (g) No dividends or other distributions with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for Shares with respect to the shares of Company Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.08 until the surrender of such certificate in accordance with this Article 1. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Company Stock issued in exchange therefor, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares (as defined in Section 1.08) as practicable, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 1.08 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Company Stock.

   SECTION 1.06. Dissenting Shares. Notwithstanding Section 1.02, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such shares in favor of the Merger, who shall have delivered a written demand for appraisal of such Shares in the manner provided by the Delaware Law and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to appraisal ("DISSENTING SHARES") shall not be converted into a right to receive the Merger Consideration. The holders thereof shall be entitled only to such rights as are granted by Section 262 of the Delaware Law. Each holder of Dissenting Shares who becomes entitled to payment for such Shares pursuant to Section 262 of the Delaware Law shall receive payment therefor from the Surviving Corporation in accordance with the Delaware Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish his entitlement to appraisal rights as provided in Section 262 of the Delaware Law, (ii) if any such holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal of such Shares or lost his right to appraisal and payment for his Shares under Section 262 of the Delaware Law or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the Delaware Law, such holder shall forfeit the right to appraisal of such Shares and each such Share shall be treated as if it had been a Non-Electing Share and had been converted, as of the Effective Time, into a right to receive the Merger Consideration, without interest thereon, from the Surviving Corporation as provided in Section 1.02 hereof. The Company shall give MergerSub prompt notice of any demands received by the Company for appraisal of Shares, and MergerSub shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of MergerSub, make any payment with respect to, or settle or offer to settle, any such demands.

   SECTION 1.07. Stock Options. (a) Except as set forth on Schedule 1.07(a), immediately prior to the Effective Time, each outstanding option to acquire Shares granted to employees (the "EMPLOYEE OPTIONS") and directors (the "DIRECTOR OPTIONS" and, together with the Employee Options, the "OPTIONS") shall be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options shall receive a cash payment from the Company equal to the product of (i) the total number of Shares previously subject to such Option and (ii) the excess of $34.50 over the exercise price per Share subject to such Option, subject to any required withholding of taxes.

    (b) Prior to the Effective Time, the Company shall (i) obtain any consents from holders of options to purchase Shares granted under the Company's stock option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by Section 1.07(a). Notwithstanding any other provision of this Section, payment may be withheld in respect of any employee stock option until necessary or appropriate consents are obtained.

   SECTION 1.08. Fractional Shares. (a) No certificates or scrip representing fractional shares of Company Stock shall be issued upon the surrender for exchange of certificates representing Shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation; and

   (b) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Company Stock (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the shares (the "EXCESS SHARES") of Company Stock representing such fractions. Such sale shall be made as soon as practicable after the Effective Time.

                                   ARTICLE 2

                           The Surviving Corporation

   SECTION 2.01. Certificate of Incorporation. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended as of the Effective Time as set forth in Exhibit A, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

   SECTION 2.02. Bylaws. The bylaws of MergerSub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

   SECTION 2.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of MergerSub at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to MergerSub that:

   SECTION 3.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. The Company has heretofore delivered to MergerSub true and complete copies of the Company's certificate of incorporation and bylaws as currently in effect. For purposes of this Agreement, "MATERIAL ADVERSE EFFECT" means any material adverse effect on the condition (financial or otherwise), business, assets, or results of operations of the Company and the Subsidiaries taken as a whole but excluding (i) any change resulting from general economic conditions and
(ii) with respect to the agreements set forth on Schedule 3.04(c), any changes arising out of the transactions contemplated by this Agreement and the public announcement thereof.

    SECTION 3.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for any required approval by the Company's stockholders by majority vote in connection with the consummation of the Merger, have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of the Company.

   SECTION 3.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of acertificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR ACT"); (c) compliance with any applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the "EXCHANGE ACT"); (d) compliance with the applicable requirements of the Securities Act of 1933 and the rules and regulations promulgated thereunder (the "SECURITIES ACT"); (e) compliance with any applicable foreign or state securities or Blue Sky laws; and (f) required filings under Italian law.

   SECTION 3.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, writ, injunction, order or decree of any court or governmental authority binding upon or applicable to the Company or any Subsidiary or any of their properties or assets, (c) except as set forth on
Schedule 3.04(c), constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Subsidiary or any license, franchise, permit or other similar authorization held by the Company or any Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary, except, in the case of clauses (b),
(c) and (d), for any such violation, failure to obtain any such consent or other action, default, right, loss or Lien that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

   SECTION 3.05. Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, of which as of January 19, 1998, there were outstanding 11,073,150 shares of Common Stock and there were employee and director stock options to purchase an aggregate of not more than 1,053,717 shares of Common Stock outstanding (of which options to purchase an aggregate of 481,199 shares of Common Stock were exercisable). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since January 19, 1998 resulting from the exercise of employee and director stock options outstanding on such date or purchases under the 1997 and 1998 Employee Stock Purchase Plans, which purchases shall not exceed 150,000 shares of Common Stock in the aggregate, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (a), (b) and (c) being referred to collectively as the "COMPANY SECURITIES"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

   SECTION 3.06. Subsidiaries. (a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, "SUBSIDIARY" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company and/or one or more Subsidiaries. All Subsidiaries and their respective jurisdictions of incorporation are identified in Schedule 3.06(a).

   (b) Except for Liens, limitations and restrictions under the Amended and Restated Credit Agreement among the Company, various lending institutions and Bankers Trust Company, as agent (the "BT Credit Agreement") and the Sixth Variation Agreement, Syndicated Credit Agreement, dated January 18, 1996, between Comweld Group Pty. Ltd., Duxtech Pty. Limited, Quetack Pty. Limited, Thermadyne Australia Pty. Limited, various financial institutions and BT Management Services Pty. Ltd., all of the outstanding capital stock of, or other ownership interests in, each Subsidiary (other than directors' qualifying shares), is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All such capital stock has been duly authorized and validly issued and is fully paid and non-assessable. There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary, and (ii) options or other rights to acquire from the Company or any Subsidiary, and no other obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary (the items in clauses (i) and (ii) being referred to collectively as the "SUBSIDIARY SECURITIES"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

   SECTION 3.07. SEC Filings. (a) The Company has made available to MergerSub
(i) the Company's annual report on Form 10-K for the year ended December 31, 1996 (the "COMPANY 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and its current reports on Form 8-K dated May 12, 1997 and October 8, 1997 (together with the Company 10-K, the "CURRENT SEC REPORTS"), (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since January 1, 1996, and
(iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the "SEC") since January 1, 1996 (collectively, the "SEC DOCUMENTS").

   (b) As of its filing date, each such report or statement filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

   (c) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

   SECTION 3.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company 10-K and the quarterly reports on Form 10-Q referred to in Section 3.07(a)(ii) fairly present in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "BALANCE SHEET" means the consolidated balance sheet of the Company and its subsidiaries as of December 31, 1996 (and the notes thereto) set forth in the Company 10-K, "BALANCE SHEET DATE" means December 31, 1996 and "1997 BALANCE SHEET" means the consolidated balance sheet of the Company and its subsidiaries as of December 31, 1997.

   SECTION 3.09. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "COMPANY DISCLOSURE DOCUMENTS"), including, without limitation, the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act, and, if applicable, Rule 13e-3 and Schedule 13E-3 under the Exchange Act (the "COMPANY PROXY STATEMENT"), to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.09(a) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by MergerSub specifically for use therein.

   (b) At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and, at the time such stockholders vote on adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Company Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.09(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by MergerSub specifically for use therein.

   (c) The information with respect to the Company or any Subsidiary that the Company furnishes to MergerSub in writing specifically for use in the MergerSub Disclosure Documents (as defined in Section 6.01) will not, at the time of the filing thereof, at the time of any distribution thereof and at the time of the meeting of the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

   SECTION 3.10. Absence of Certain Changes. Except as set forth on Schedule
3.10 attached hereto, since the Balance Sheet Date, the Company and Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

   (a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected to have a Material Adverse Effect;

   (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary;

   (c) except as disclosed in the Current SEC Reports or as contemplated by this Agreement, any amendment of any material term of any outstanding security of the Company or any Subsidiary;

   (d) except as disclosed in the Current SEC Reports or the 1997 Balance Sheet, any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices, but in any event not in excess of $25,000,000;

   (e) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

    (f) any material change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in generally accepted accounting principles;

   (g) except as disclosed in the Current SEC Reports, any (i) grant of any severance or termination pay to any director or executive officer of the Company or any Subsidiary, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or executive officer of the Company or any Subsidiary, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements other than in the ordinary course of business consistent with past practice or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any Subsidiary, other than in the ordinary course of business consistent with past practice; or

   (h) any cancellation of any licenses, sublicenses, franchises, permits or agreements to which the Company or any Subsidiary is a party, or any notification to the Company or any Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond its expiration date as in effect on the date hereof, which cancellation or notification, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect.

   SECTION 3.11. No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which individually or in the aggregate would be reasonably likely to have a Material Adverse Effect, other than:

   (a) liabilities disclosed or provided for in the Balance Sheet or the balance sheets (and the notes thereto) included in the Company's reports on Form 10-Q referred to in Section 3.07(a)(ii);

   (b) liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date or as otherwise specifically contemplated by this Agreement; and

   (c) liabilities under this Agreement.

   SECTION 3.12. Litigation. Except as set forth in the Current SEC Reports, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of the Company threatened against or affecting, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which, if determined or resolved adversely to the Company or any Subsidiary in accordance with the plaintiff's demands, would reasonably be expected to have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

   SECTION 3.13. Taxes. Except as set forth in the Schedule 3.13:

   (a) all material tax returns, statements, reports and forms (including estimated tax returns and reports and information returns and reports) required to be filed with any taxing authority with respect to any tax period (or portion thereof) ending on or before the Effective Time (a "PRE-CLOSING TAX PERIOD") by or on behalf of the Company or any Subsidiary of the Company (collectively, the "RETURNS"), were filed when due (including any applicable extension periods) in accordance with all applicable laws in all material respects.

   (b) The Company and its Subsidiaries have timely paid, or withheld and remitted to the appropriate taxing authority, all taxes shown as due and payable on the Returns that have been filed.

   (c) The charges, accruals and reserves for taxes with respect to the Company and any Subsidiary for any Pre-Closing Tax Period (including any Pre-Closing Tax Period for which no Return has yet been filed) reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes) are adequate to cover such taxes.

   (d) There is no material claim (including under any indemnification or tax-sharing agreement), audit, action, suit, proceeding, or investigation now pending or threatened in writing against or in respect of any tax or "tax asset" of the Company or any Subsidiary. For purposes of this
Section 3.13, the term "TAX ASSET" shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce taxes.

   (e) There are no Liens for taxes upon the assets of the Company or its Subsidiaries except for Liens for current taxes not yet due.

   (f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "CODE") during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

   SECTION 3.14. ERISA. Schedule 3.14(a) sets forth a list identifying each "EMPLOYEE BENEFIT PLAN", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), which (i) is subject to any provision of ERISA and which is not already listed as an International Plan on Schedule 3.14(i) and (ii) is maintained, administered or contributed to by the Company or any affiliate (as defined below) and covers any employee or former employee of the Company or any affiliate or under which the Company or any affiliate has any liability. The most recent copies of such plans (and, if applicable, related trust agreements) and all amendments thereto have been made available to MergerSub together with (A) the most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and (B) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to collectively herein as the "EMPLOYEE PLANS". For purposes of this Section, "AFFILIATE" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code. The only Employee Plans which individually or collectively would constitute an "employee pension benefit plan" as defined in Section 3(2) of ERISA (the "PENSION PLANS") are identified as such in the list referred to above.

   (b) No Employee Plan constitutes a "MULTIEMPLOYER PLAN", as defined in
Section 3(37) of ERISA (a "MULTIEMPLOYER PLAN"), and no Employee Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code. The only Employee Plan that is subject to Title IV of ERISA (the "RETIREMENT PLAN") is the Thermadyne Group, Inc. Retirement Plan. As of the January 1, 1997 actuarial valuation report, the liabilities on a Retirement Protection Act of 1994 basis exceeded the fair market value of the assets of such plan by less than $3,500,000. No "ACCUMULATED FUNDING DEFICIENCY", as defined in Section 412 of the Code, exists with respect to any Pension Plan, whether or not waived. The Company knows of no "REPORTABLE EVENT", within the meaning of Section 4043 of ERISA, and no event described in Section 4041, 4042, 4062 or 4063 of ERISA has occurred in connection with any Employee Plan, other than a "REPORTABLE EVENT" that will not have a Material Adverse Effect. No condition exists and no event has occurred that would be reasonably likely to result in termination of the Retirement Plan with a liability greater than the liability disclosed in this Section and neither the Company nor any of its affiliates has incurred any liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA, which liability has not been satisfied. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Company or any Subsidiary, any officer or director of the Company or any Subsidiary subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code that could have a Material Adverse Effect.

   (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified (other than with respect to a disqualifying event the correction of which would not have a Material Adverse Effect) and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to
Section 501(a) of the Code. The Company has made available to MergerSub copies of the most recent Internal Revenue Service determination letters with respect to each such Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plan other than any non-compliance which could not have a Material Adverse Effect.

    (d) Except as set forth in Schedule 3.14(d) there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any affiliate that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

   (e) Schedule 3.14(e) sets forth a list of each material employment, severance or other similar contract, arrangement or policy and each material plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by the Company or any of its affiliates, (iii) covers any U.S. employee or former U.S. employee of the Company or any of its affiliates and
(iv) are currently in effect. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been previously made available to MergerSub are referred to collectively herein as the "BENEFIT ARRANGEMENTS". Each Benefit Arrangement has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Benefit Arrangement, other than any non-compliance which could not have a Material Adverse Effect.

   (f) The excess of the present value of the accumulated post-retirement benefit obligation in respect of post-retirement life, health and medical benefits for retired employees of the Company and its affiliates, determined using assumptions that are reasonable in the aggregate in accordance with FAS 106 as of January 1, 1997, over the fair market value of any fund, reserve or other assets segregated for the purpose of satisfying such liability (including for such purposes any fund established pursuant to Section 401(h) of the Code) does not in the aggregate exceed $17,00,000.

   (g) Except as disclosed in writing to MergerSub in Schedule 3.14(g), there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement which would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended on the Balance Sheet Date.

   (h) Except as disclosed in Schedule 3.14(h), neither the Company nor any Subsidiary is a party to or subject to any union contract or any employment contract or arrangement providing for annual future compensation of $200,000 or more with any officer, consultant, director or employee.

   (i) Schedule 3.14(i) identifies each material International Plan (as defined below). The Company has made available to MergerSub copies of each such International Plan. Each International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Plan was intended to so qualify and any funding requirements and accounting principles with regard to reserves) and has been maintained in good standing with applicable regulatory authorities, other than any non-compliance which could not have a Material Adverse Effect. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any Subsidiary relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. From and after the Closing Date, MergerSub and its Affiliates will get the full benefit of any funds available under such plans to pay benefits and any accruals or reserves with respect thereto.

   "INTERNATIONAL PLAN" means any material employment, severance or similar contract or arrangement (whether or not written) or any material plan, policy, fund, program or arrangement or contract providing for severance, insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not an Employee Plan or a Benefit Arrangement, (ii) is entered into, maintained, administered or contributed to by the Company or any Subsidiary, (iii) covers any employee or former employee of the Company or any Subsidiary and (iv) are currently in effect.

   SECTION 3.15. [Intentionally Omitted]

   SECTION 3.16. Labor Matters. The Company is in compliance with all currently applicable laws respecting employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, failure to comply with which or engagement in which, as the case may be, would reasonably be expected to have a Material Adverse Effect. There is no unfair labor practice complaint pending or, to the knowledge of Company, threatened against the Company before the National Labor Relations Board or otherwise which if adversely resolved is likely to have a Material Adverse Effect. Except as set forth in Schedule 3.16, there are no strikes, slowdowns, union organizational campaigns or other protected concerted activity under the National Labor Relations Act or, to the knowledge of Company, threats thereof, by or with respect to any employees of the Company which could have a Material Adverse Effect.

   SECTION 3.17. Compliance with Laws and Court Orders. Neither the Company nor any Subsidiary is in violation of, or has since January 1, 1996 violated, and to the knowledge of the Company none is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree , except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

   SECTION 3.18. Licenses and Permits. As used herein, the term "Permits" shall mean any licenses, franchises, permits, certificates, approvals or other similar authorizations affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or its Subsidiaries own, hold or possess adequate right to use all Permits required in connection with the operation of the business of the Company and its Subsidiaries, (ii) the Permits are valid and in full force and effect, (iii) either the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iv) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

   SECTION 3.19. Intellectual Property. The Company and the Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business now operated by them, except where the failure to own or possess such licenses or rights would not be reasonably likely to have a Material Adverse Effect. To the knowledge of the Company, the Intellectual Property Rights of the Company and the Subsidiaries do not conflict with or infringe upon any Intellectual Property Rights of others to the extent that, if sustained, such conflict or infringement would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, "INTELLECTUAL PROPERTY RIGHT" means any trademark, service mark, trade name, mask work, copyright, patent, software license, other data base, invention, trade secret, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

   SECTION 3.20. Finders' Fees. With the exception of fees payable to Gleacher NatWest & Co., a copy of whose engagement agreement has been provided to MergerSub, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf, of the Company or any Subsidiary who might be entitled to any fee or commission from the Company or any Subsidiary or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

   SECTION 3.21. Inapplicability of Certain Restrictions. The Company's certificate of incorporation contains a provision in which the Company expressly elects not to be governed by Section 203 of the Delaware Law, and therefore Section 203 does not in any way restrict the consummation of the Merger or the other transactions contemplated by this Agreement. The adoption of this Agreement by the affirmative vote of the holders of Shares entitling such holders to exercise at least a majority of the voting power of the Shares is the only vote of holders of any class or series of the capital stock of the Company required to adopt this Agreement, or to approve the Merger or any of the other transactions contemplated hereby and no higher or additional vote is required pursuant to of the Company's Certificate of Incorporation or otherwise.

   SECTION 3.22. Rights Plan. The Company and its Board of Directors have amended the Shareholder Rights Agreement dated May 1, 1997 (the "RIGHTS AGREEMENT") (without redeeming the Rights (as defined therein)) so that neither the execution or delivery of this Agreement nor the consummation of the Merger will (i) cause any Rights issued pursuant to the Rights Agreement to become exercisable or to separate from the Shares to which they are attached, (ii) cause the MergerSub or any of its Affiliates to be an Acquiring Person (as each such term is defined in the Rights Agreement) or
(iii) trigger other provisions of the Rights Agreement, including giving rise to a Distribution Date (as such term is defined in the Rights Agreement), and such amendment shall be in full force and effect from and after the date hereof.

   SECTION 3.23. Environmental Matters. (a) Except as set forth in the Company 10-K or Schedule 3.23:

       (i) except as would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, or, to the knowledge of the Company or any Subsidiary, is pending or threatened by any Person against, the Company or any Subsidiary nor has any material penalty been assessed against the Company or any Subsidiary with respect to any (A) alleged violation of any Environmental Law or liability thereunder, (B) alleged failure to have any permit, certificate, license, approval, registration or authorization required under any Environmental Law, (C) generation, treatment, storage, recycling, transportation or disposal of any Hazardous Substance or (D) discharge, emission or release of any Hazardous Substance;

       (ii) no Hazardous Substance has been discharged, emitted, released or is present at any property now or previously owned, leased or operated by the Company or any Subsidiary, which circumstance, individually or in the aggregate, would reasonably be likely to result in a Material Adverse Effect; and

       (iii) there are no Environmental Liabilities that have had or would reasonably be likely to have a Material Adverse Effect.

   (b) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any property or facility now or previously owned or leased by the Company or any Subsidiary which has not been made available to MergerSub at least five days prior to the date hereof.

   (c) Neither the Company nor any Subsidiary owns or leases any real property, or conducts any operations, in New Jersey or Connecticut.

   (d) For purposes of this Section, the following terms shall have the meanings set forth below:

       (i) "ENVIRONMENTAL LAWS" means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, codes, injunctions, permits, concessions, grants, franchises, licenses, legally binding agreements and governmental restrictions, relating to the environment or to emissions, discharges or releases of pollutants, contaminants or other hazardous substances or wastes into the environment, including without limitation ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or other hazardous substances or wastes or the clean-up or other remediation thereof;

       (ii) "ENVIRONMENTAL LIABILITIES" means any and all liabilities of or relating to the Company and any Subsidiary, whether contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Effective Time; and

       (iii) "HAZARDOUS SUBSTANCES" means any toxic, radioactive, corrosive or otherwise hazardous substance, including petroleum, its derivatives, by-products and other hydrocarbons, or any substance having any constituent elements displaying any of the foregoing characteristics, which in any event is regulated under Environmental Laws.

                                   ARTICLE 4

                  Representations and Warranties of MergerSub

   MergerSub represents and warrants to the Company that:

   SECTION 4.01. Corporate Existence and Power. MergerSub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Since the date of its incorporation, MergerSub has not engaged in any activities other than in connection with or as contemplated by this Agreement and the Merger or in connection with arranging any financing required to consummate the transactions contemplated hereby.

   SECTION 4.02. Corporate Authorization. The execution, delivery and performance by MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated hereby are within the corporate powers of MergerSub and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of MergerSub.

   SECTION 4.03. Governmental Authorization. The execution, delivery and performance by MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with the Delaware Law, (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Exchange Act;
(d) compliance with the applicable requirements of the Securities Act; (e) compliance with any applicable foreign or state securities or Blue Sky laws; and (f) required filings under Australian and Italian law.

   SECTION 4.04. Non-contravention. The execution, delivery and performance by MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of MergerSub, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with any provision of law, regulation, judgment, order or decree binding upon MergerSub, or (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of MergerSub or to a loss of any benefit to which MergerSub is entitled under any agreement, contract or other instrument binding upon MergerSub.

   SECTION 4.05. Disclosure Documents. (a) The information with respect to MergerSub that MergerSub furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing thereof and at the time of any distribution thereof.

   (b) The MergerSub Disclosure Documents (as defined in Section 6.01), when filed, will comply as to form in all material respects with the applicable requirements of the Securities Act and will not at the time of the filing thereof, at the time of any distribution thereof or at the time of the meeting of the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided, that this representation and warranty will not apply to statements or omissions in the MergerSub Disclosure Documents based upon information furnished to MergerSub in writing by the Company specifically for use therein.

   SECTION 4.06. Finders' Fees. Except for Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), whose fees will be paid by MergerSub, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from MergerSub or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

   SECTION 4.07. Financing. The Company has received copies of (a) a commitment letter dated January 20, 1998 from DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II -- A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners -- A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners -- A, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P., DLJ ESC II, L.P. and DLJ First ESC, L.P. pursuant to which each of the foregoing has committed, subject to the terms and conditions set forth therein, to purchase securities of MergerSub for an aggregate amount equal to $140,000,012, (b) a letter dated January 20, 1998 from DLJ Bridge Fund Inc. ("DLJ BRIDGE FUND") pursuant to which DLJ Bridge Fund has committed, subject to the terms and conditions set forth therein, to purchase Senior Subordinated Notes of a newly-formed Delaware corporation ("OPERATING CO.") in the amount of $205,000,000 and Senior PIK Notes of MergerSub in the amount of $95,000,000 and (c) a commitment letter dated January 20, 1998 from DLJ Capital Funding, Inc. ("DLJ SENIOR DEBT FUND") pursuant to which DLJ Senior Debt Fund has committed, subject to the terms and conditions set forth therein, to enter into one or more credit agreements providing for loans to Operating Co. of up to $430,000,000. As used in this Agreement, the aforementioned entities shall hereinafter be referred to as the "FINANCING ENTITIES." The aforementioned credit agreements and commitments to purchase debt and equity securities of MergerSub or Operating Co. shall be referred to as the "FINANCING AGREEMENTS" and the financing to be provided thereunder shall be referred to as the "FINANCING." The aggregate proceeds of the Financing are in an amount sufficient to pay the Merger Consideration, to repay the Company's and its Subsidiaries' indebtedness (excluding certain capital lease obligations) together with any interest, premium or penalties payable in connection therewith, to provide a reasonable amount of working capital financing and to pay related fees and expenses (collectively, the "REQUIRED AMOUNTS"). As of the date hereof, none of the commitment letters relating to the Financing Agreements referred to above has been withdrawn and MergerSub does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the commitment letters relating to the Financing Agreements not being satisfied. MergerSub believes that the Financing will not create any liability to the directors and stockholders of the Company under any federal or state fraudulent conveyance or transfer law. MergerSub further believes that, upon the consummation of the transactions contemplated hereby, including, without limitation, the Financing, the Surviving Corporation (i) will not become insolvent, (ii) will not be left with unreasonably small capital, (iii) will not have incurred debts beyond its ability to pay such debts as they mature, and (iv) the capital of the Company will not become impaired. As of the date of this Agreement, MergerSub knows of no reason why the Merger will not be recorded as a "recapitalization" for financial reporting purposes.

   SECTION 4.08. Capitalization. The authorized capital stock of MergerSub consists of (i) 30,000,000 shares of MergerSub Common Stock, of which as of the date hereof, there were outstanding 58,000 shares and (ii) 15,000,000 shares of MergerSub Preferred Stock, of which as of the date hereof no shares were outstanding. All outstanding shares of capital stock of MergerSub have been duly authorized and validly issued and are fully paid and nonassessable. As of the moment immediately prior to the Effective Time, 2,608,696 shares of MergerSub Common Stock and 2,000,000 shares of MergerSub Preferred Stock, and MergerSub Warrants to acquire 353,428 shares of MergerSub Common Stock at an exercise price of not less than $0.01 per share, will be outstanding; except as set forth in this Section, there will be, at the Effective Time, (a) no shares of capital stock or other voting securities of MergerSub, (b) no securities of MergerSub convertible into or exchangeable for shares of capital stock or voting securities of MergerSub and (c) no options or other rights to acquire from MergerSub, and no obligation of MergerSub to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of MergerSub (the items referred to in clauses (a), (b) and (c) being referred to collectively as the "MERGERSUB SECURITIES"). There are no outstanding obligations of MergerSub to repurchase, redeem or otherwise acquire any MergerSub Securities.

                                  ARTICLE 5

                           COVENANTS OF THE COMPANY

   The Company agrees that:

   SECTION 5.01. Conduct of the Company. Except as otherwise specifically provided in this Agreement, from the date hereof to the Effective Time, the Board of Directors of the Company shall not approve or authorize any action that would allow the Company and its Subsidiaries to carry on their respective businesses other than in the ordinary and usual course of business and consistent with past practice or any action that would prevent the Company and its Subsidiaries from using their reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all federal, state and local licenses, approvals and authorizations, including, without limitation, all permits that are required for the Company or any of its Subsidiaries to carry on their business, (iii) keep available the services of its key officers and employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise specifically provided in this Agreement, without the prior written consent of MergerSub, prior to the Effective Time, the Board of Directors of the Company shall not, nor shall it authorize or direct the Company or any Subsidiary, directly or indirectly, to:

   (a) adopt or propose any change in its certificate of incorporation or bylaws;

   (b) except pursuant to existing agreements or arrangements or as set forth on Schedule 5.01(b), (i) acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities; (ii) waive, release, grant, or transfer any rights of material value; (iii) modify or change in any material respect any existing material license, lease, contract, or other document; (iv) except to refund or refinance commercial paper, incur, assume or prepay an amount of long-term or short-term debt, except in the ordinary course of business, consistent with past practice; (v) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business, consistent with past practice;
(vi) make any loans, advances or capital contributions to, or investments in, any other person, except in the ordinary course of business, consistent with past practice; or purchase any property or assets of any other individual or entity, except in the ordinary course of business, consistent with past practice; or (vii) authorize any new capital expenditures which, in the aggregate, are in excess of $15,000,000;

   (c) take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

   (d) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries;

   (e) except as expressly as contemplated by this Agreement, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements);

   (f) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

   (g) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices;

   (h) make any tax election or settle or compromise any material income tax liability;

   (i) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or

   (j) agree or commit to do any of the foregoing.

   SECTION 5.02. Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the "COMPANY STOCKHOLDER MEETING") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. The Board of Directors of the Company shall, subject to its fiduciary duties as advised by counsel, recommend approval and adoption of this Agreement and the Merger by the Company's stockholders. In connection with such meeting, the Company (a) will promptly prepare and file with the SEC, will use its best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, (b) will use its best efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby and (c) will otherwise comply with all legal requirements applicable to such meeting.

   SECTION 5.03. Access to Information. From the date hereof until the Effective Time, the Company will give MergerSub, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the Subsidiaries, will furnish to MergerSub, their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with MergerSub in its investigation of the business of the Company and the Subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to MergerSub hereunder; and provided, further that any information provided to MergerSub pursuant to this Section 5.03 shall be subject to the Confidentiality Agreement dated as of November 6, 1997 between the Company and DLJ Merchant Banking II, Inc. (the "CONFIDENTIALITY AGREEMENT").

   SECTION 5.04. Other Offers. (a) Neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to (x) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) (other than MergerSub) relating to (i) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its Subsidiaries or of over 20% of any class of equity securities of the Company or any of its Subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries,
(iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company other than the transactions contemplated by this Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to MergerSub of the transactions contemplated hereby (collectively, "ACQUISITION PROPOSALS"), or agree to or endorse any Acquisition Proposal, (y) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing or (z) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; provided, however, that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company in any material respect than the Confidentiality Agreement, and a copy of which shall be provided for informational purposes only to MergerSub) concerning the Company and its businesses, properties or assets to a Third Party who has made a bona fide Acquisition Proposal, (ii) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, (iii) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (iv) following receipt of a bona fide Acquisition Proposal, failing to make or withdrawing or modifying its recommendation referred to in Section 5.02 and/or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of advice from outside counsel that such action is required to prevent the Board of Directors of the Company from breaching its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that (A) the Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (i) through (iv) until after giving reasonable notice to MergerSub with respect to its intent to take such action and (B) if the Board of Directors of the Company receives an Acquisition Proposal, to the extent it may do so without breaching its fiduciary duties as advised by counsel and as determined in good faith and without violating any of the conditions of such Acquisition Proposal, then the Company shall promptly inform MergerSub of the terms and conditions of such proposal and the identity of the person making it. The Company will immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. As used in this Agreement, the term "THIRD PARTY" means any person, corporation, entity or "GROUP," as defined in Section 13(d) of the Exchange Act, other than MergerSub or any of its affiliates.

   (b) If a Payment Event (as hereinafter defined) occurs, the Company shall pay to MergerSub, within two business days following such Payment Event, a fee of $16,732,853.

   (c) "PAYMENT EVENT" means (w) the termination of this Agreement pursuant to Section 9.01(e); (x) the termination of this Agreement pursuant to Section 9.01(f) in contemplation of a merger agreement or a tender or exchange offer or any transaction of the type listed in clause (z) below, on financial terms more favorable to the Company's stockholders than the Merger; (y) the termination of this Agreement by MergerSub pursuant to Section 9.01(c) but only if the breach of covenant or warranty or misrepresentation in question arises out of the bad faith or wilful misconduct of the Company; or (z) the occurrence of any of the following events within 12 months of the termination of this Agreement pursuant to Section 9.01(g) whereby stockholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its Subsidiaries otherwise held by the stockholders of the Company after such event, in excess of $34.50 per Share: the Company is acquired by merger or otherwise by a Third Party; a Third Party acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; a Third Party acquires more than 50% of the outstanding Shares or the Company adopts and implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its Subsidiaries, taken as a whole.

    (d) Upon the termination of this Agreement for any reason other than (i) a termination by either the Company or MergerSub pursuant to Section 9.01(a),
(ii) a termination by the Company pursuant to Section 9.01(c) or (iii) a termination that follows a failure of the conditions set forth in Sections 8.01(b), 8.01(c), 8.01(d), 8.02(b), 8.02(c), 8.02(d), 8.02(e) or 8.03 to be
satisfied, the Company shall reimburse MergerSub and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including, without limitation, the reasonable fees and expenses of their counsel and investment banking fees), actually incurred by any of them or on their behalf in connection with this Agreement and the transactions contemplated hereby and the arrangement of, obtaining the commitment to provide or obtaining the Financing for the transactions contemplated by this Agreement (including fees payable to the Financing Entities and their respective counsel) provided that the aggregate amount payable pursuant to this Section 5.04(d) shall not exceed $7,000,000.

   (e) The Company acknowledges that the agreements contained in this Section
5.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, MergerSub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 5.04, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the Company for the fee or fees and expenses set forth in this Section 5.04, the Company shall also pay to MergerSub its costs and expenses incurred in connection with such litigation.

   (f) This Section 5.04 shall survive any termination of this Agreement, however caused.

   SECTION 5.05. Notices of Certain Events. The Company shall promptly notify MergerSub of:

   (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

   (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

   (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or which relate to the consummation of the transactions contemplated by this Agreement.

   SECTION 5.06. Resignation of Directors. Prior to the Effective Time, the Company shall deliver to MergerSub evidence satisfactory to MergerSub of the resignation of all directors of the Company (other than Randall E. Curran and James H. Tate) effective at the Effective Time.

   SECTION 5.07. Rights Agreement. The Company covenants and agrees that it will not (i) redeem the Rights, (ii) amend the Rights Agreement or (iii) take any action which would allow any Person (as defined in the Rights Agreement) other than the MergerSub to acquire beneficial ownership of 10% or more of the Common Shares without causing a Distribution Date (as such term is defined in the Rights Agreement) to occur.

   SECTION 5.08. Preferred Stock. Provided that MergerSub shall have provided to Company reasonably in advance of the first mailing to stockholders of the Company Proxy Statement the terms thereof, prior to the Effective Time, the Board of Directors of the Company shall take all necessary action to establish the terms of the Mirror Preferred Stock and file the Certificate of Designation with respect thereto with the Delaware Secretary of State, all in accordance with the applicable provisions of Delaware Law. The "MIRROR PREFERRED STOCK" shall be Preferred Stock of the Company, the terms of and certificate of designations of which shall be identical in all respects (except the name of the Company) to the terms of the MergerSub Preferred Stock and the certificate of designations therefor.

   SECTION 5.09. Formation of Operating Co. Prior to the Effective Time, the Company shall take all necessary action to incorporate Operating Co., a direct, wholly-owned subsidiary of the Company, in accordance with the applicable provisions of Delaware Law. Operating Co. shall be the holder, directly or indirectly, of all the capital stock of each other Subsidiary.

    SECTION 5.10. Outstanding Debt Securities. (a) Upon the occurrence of the Effective Time, the Company shall call for redemption and redeem all of its outstanding 10.25% Senior Notes due May 1, 2002 (the "OUTSTANDING SENIOR NOTES") so that, as promptly as practicable after the Effective Time, all such Outstanding Senior Notes shall be redeemed. (b) Prior to the Effective Time, the Company shall make a tender offer and consent solicitation to all holders of its outstanding 10.75% Senior Subordinated Notes due November 1, 2003 (the "OUTSTANDING SUBORDINATED NOTES") for the purchase of all of the Outstanding Subordinated Notes (and the amendment of the related indenture to eliminate financial covenants therein), such that the scheduled closing date for such tender offer shall be the Effective Time and the Company shall purchase all Outstanding Subordinated Notes validly tendered thereunder.

   SECTION 5.11. Solvency Advice. The Company shall request an independent advisor to deliver the advice contemplated by Section 8.03(b) as promptly as practicable.

   SECTION 5.12. Transfers by Affiliates. The Company shall use its reasonable best efforts to obtain and provide to MergerSub prior to the Closing undertakings in writing from each person, if any, who according to counsel for the Company might reasonably be considered "affiliates" of the Company within the meaning of Rule 145(c) of the SEC pursuant to the Securities Act (each, an "AFFILIATE"), in each case in form and substance satisfactory to counsel for MergerSub providing (i) such Affiliate will notify MergerSub in writing before offering for sale or selling or otherwise disposing of any shares of Company Stock owned by such Affiliate and (ii) no such sale or other disposition shall be made unless and until the Affiliate has supplied to MergerSub an opinion of counsel for the Affiliate (which opinion and counsel shall be reasonably satisfactory to MergerSub) to the effect that such transfer is not in violation of the Securities Act.

                                  ARTICLE 6

                            COVENANTS OF MERGERSUB

   MergerSub agrees that:

   SECTION 6.01. SEC Filings. As soon as practicable after the date of announcement of the execution of the Merger Agreement, MergerSub shall file (separately, or as part of the Company Proxy Statement) with the SEC, if required, a Rule 13E-3 Transaction Statement ("TRANSACTION STATEMENT") with respect to the Merger (together with any supplements or amendments thereto, collectively the "MERGERSUB DISCLOSURE DOCUMENTS"). MergerSub and the Company each agrees to correct any information provided by it for use in the MergerSub Disclosure Documents if and to the extent that it shall have become false or misleading in any material respect. MergerSub agrees to take all steps necessary to cause the MergerSub Disclosure Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on each MergerSub Disclosure Document prior to its being filed with the SEC.

   SECTION 6.02. Voting of Shares. MergerSub agrees to vote all Shares beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

   SECTION 6.03. Director and Officer Liability. For a period of 6 years after the Effective Time, MergerSub will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For a period of 6 years after the Effective Time, MergerSub will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, MergerSub shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 125% of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to MergerSub.

    SECTION 6.04. Employee Plans and Benefit Arrangements. (a) From and after the Effective Time, subject to applicable law, the Surviving Corporation and its subsidiaries will honor obligations of the Company and its subsidiaries incurred prior to the Effective Time under all existing Employee Plans and Benefit Arrangements and International Plans (as defined in Section 3.14).

   (b) MergerSub agrees that, for at least one year from the Effective Time, subject to applicable law, the Surviving Corporation and its Subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by the Company and its subsidiaries to their employees. Notwithstanding the foregoing, nothing herein shall obligate or require the Surviving Corporation or any of its subsidiaries to provide its employees with a plan or arrangement similar to the equity-based compensation plans currently maintained by the Company and nothing herein shall limit the Surviving Corporation's right to amend, modify or terminate any Employee Plan or Benefit Arrangement, as defined in Section 3.14.

   (c) It is MergerSub's current intention to maintain the Surviving Corporation's headquarters at its present location or another location in the greater St. Louis area.

   SECTION 6.05. Financing. MergerSub shall use its reasonable best efforts to obtain the Financing. In the event that any portion of such Financing becomes unavailable, regardless of the reason therefor, MergerSub will use its reasonable best efforts to obtain alternative financing on substantially comparable or more favorable terms from other sources.

   SECTION 6.06. NASDAQ Listing. MergerSub will not take any action, for at least three years after the Effective Time of the Merger, to cause the Company Stock to be de-listed from The NASDAQ National Market System ("NASDAQ"); provided, however, that the MergerSub may cause or permit the Company Stock to be de-listed in connection with a transaction which results in the termination of registration of such securities under Section 12 of the Exchange Act, and provided, further, that nothing in this Section 6.06 shall require the Company to take any affirmative action to prevent the Company Stock from being de-listed by NASDAQ if the Company Stock ceases to meet the applicable listing standards.

                                   ARTICLE 7

                     COVENANTS OF MERGERSUB AND THE COMPANY

   The parties hereto agree that:

   SECTION 7.01. Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Each party shall also refrain from taking, directly or indirectly, any action contrary to or inconsistent with the provisions of this Agreement, including action which would impair such party's ability to consummate the Merger and the other transactions contemplated hereby. Without limiting the foregoing, the Company and its Board of Directors shall use their reasonable best efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

   SECTION 7.02. Certain Filings. (a) The Company and MergerSub shall use their respective reasonable best efforts to take or cause to be taken, (i) all actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC of a Form S-4 registration statement (the "REGISTRATION STATEMENT"), the Company Disclosure Documents and the MergerSub Disclosure Documents, (ii) such actions as may be required to have the Registration Statement declared effective under the Securities Act and to have the Company Proxy Statement cleared by the SEC, in each case as promptly as practicable, and (iii) such actions as may be required to have to be taken under state securities or applicable Blue Sky laws in connection with the issuance of the securities contemplated hereby.

   (b) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisors to provide, (i) prior to the Closing, all documents that MergerSub may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for this Agreement, all in form and substance reasonably satisfactory to MergerSub, and (ii) all necessary cooperation in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the Closing in respect of the transactions contemplated by this Agreement, including without limitation, (x) participation in meetings, due diligence sessions and road shows, (y) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and (z) the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be requested by MergerSub; provided that the form and substance of any of the material documents referred to in clause (y) , and the terms and conditions of any of the material agreements and other documents referred to in clause
(z), shall be substantially consistent with the terms and conditions of the financing required to satisfy the condition precedent set forth in Section 8.02(c).

   (c) The Company and MergerSub shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and MergerSub Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

   SECTION 7.03. Public Announcements. MergerSub and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange or the Nasdaq Stock Market, will not issue any such press release or make any such public statement prior to such consultation.

   SECTION 7.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or MergerSub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerSub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

                                   ARTICLE 8

                            CONDITIONS TO THE MERGER

   SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of the following conditions:

   (a) This Agreement shall have been adopted by the stockholders of the Company in accordance with Delaware law;

   (b) Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

    (c) No provision of any applicable law or regulation and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the Company and MergerSub shall each use its reasonable best efforts to have any such judgment, order, decree or injunction vacated;

   (d) All consents, approvals and licenses of any governmental or other regulatory body required in connection with the execution, delivery and performance of this Agreement and for the Surviving Corporation to conduct the business of the Company in substantially the manner now conducted, shall have been obtained, unless the failure to obtain such consents, authorizations, orders or approvals would not have a Material Adverse Effect after giving effect to the transactions contemplated by this Agreement (including the Financing); and

   (e) The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

   SECTION 8.02. Conditions to the Obligations of MergerSub. The obligations of MergerSub to consummate the Merger are subject to the satisfaction of the following further conditions:

   (a) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and MergerSub shall have received a certificate signed by the Chief Executive Officer of the Company to the foregoing effect;

   (b) There shall not be instituted or pending (x) any action or proceeding by any government or governmental authority or agency or (y) any action or proceeding by any other person, in any case referred to in clauses (x) and
(y), before any court or governmental authority or agency that has reasonable likelihood of success (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by this Agreement, (ii) seeking to restrain or prohibit MergerSub's (including its Subsidiaries and affiliates) ownership or operation of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to compel MergerSub or any of its Subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of MergerSub or any of its Subsidiaries or affiliates to effectively control the business or operations of the Company and its Subsidiaries, taken as a whole, or effectively to exercise full rights of ownership of the Shares or Company Stock, including, without limitation, the right to vote any Shares or Company Stock acquired or owned by MergerSub or any of its Subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by MergerSub or any of its Subsidiaries or affiliates of any Shares or Company Stock, and no court, arbitrator or governmental body, agency or official shall have issued any judgment, order, decree or injunction, and there shall not be any statute, rule or regulation, that, in the sole judgment of MergerSub is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv);

   (c) The funds in an amount at least equal to the Required Amounts shall have been made available to MergerSub and/or Operating Co. as contemplated in
Section 4.07;

   (d) The holders of not more than 6% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with Delaware Law;

   (e) No change in accounting practice or policies after the date hereof shall cause MergerSub reasonably to conclude that the Merger will not be recorded as a "recapitalization" for financial reporting purposes;

   (f) The certificate of designation for the Mirror Preferred Stock shall have been accepted for filing by the Delaware Secretary of State; and

   (g) Total indebtedness (long and short term) of the Company and its Subsidiaries as of the Effective Time shall not exceed $410,000,000, excluding for purposes hereof any indebtedness incurred in connection with the proposed acquisitions set forth in Schedule 5.01(b) hereof, but including the aggregate amount of participation interests outstanding under the Company's trade accounts receivable securitization agreement.

   SECTION 8.03. Conditions to the Obligation of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further condition:

   (a) MergerSub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of MergerSub contained in this Agreement and in any certificate or other writing delivered by either of them pursuant hereto shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and the Company shall have received a certificate signed by the President or any Vice President of MergerSub to the foregoing effect.

   (b) The Board of Directors of the Company shall have received advice, reasonably satisfactory to the Board, from an independent advisor confirming the belief of MergerSub set forth in the second to last sentence of Section 4.07.

                                  ARTICLE 9

                                 TERMINATION

   SECTION 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

   (a) by mutual written consent of the Company on the one hand and MergerSub on the other hand;

   (b) by either the Company or MergerSub, if the Merger has not been consummated by June 30, 1998, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under this Agreement;

   (c) by either the Company or MergerSub, if MergerSub (in the case of termination by the Company), or the Company (in the case of termination by MergerSub) shall have breached in any material respect any of its obligations under this Agreement or any representation and warranty of MergerSub (in the case of termination by the Company) or the Company (in the case of termination by MergerSub) shall have been incorrect in any material respect when made or at any time prior to the Closing;

   (d) by either the Company or MergerSub, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining MergerSub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

   (e) by MergerSub if the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of this Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve this Agreement and the Merger, or approved, recommended or endorsed any proposal for a transaction other than the Merger (including a tender or exchange offer for Shares) or if the Company has failed to call the Company Stockholders Meeting or failed as promptly as practicable after the Registration Statement is declared effective to mail the Company Proxy Statement to its stockholders or failed to include in such statement the recommendation referred to above;

   (f) by the Company if prior to the Effective Time the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse to MergerSub, its approval or recommendation of this Agreement and the Merger or its recommendation that stockholders of the Company adopt and approve this Agreement and the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company or in order to approve a tender or exchange offer for any or all of the Shares, in either case, that is determined by the Board of Directors of the Company to be on financial terms more favorable to the Company's stockholders than the Merger, provided that the Company shall be in compliance with Section 5.04;

   (g) by either the Company or MergerSub if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger is voted upon, the requisite stockholder adoption and approval shall not have been obtained.

   The party desiring to terminate this Agreement pursuant to Sections 9.01(b)-(g) shall give written notice of such termination to the other party in accordance with Section 10.01.

   SECTION 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Sections 5.04 and 10.04 shall survive the termination hereof.

                                  ARTICLE 10

                                Miscellaneous

   SECTION 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

   if to MergerSub, to:

       Peter T. Grauer
       c/o DLJ Merchant Banking II, Inc.
       277 Park Avenue
       New York, New York 10172
       Telecopy: 212-892-7552

       with a copy to:

       George R. Bason, Jr.
       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, New York 10017
       Telecopy: (212) 450-4800

       if to the Company, to:

       James H. Tate
       Stephanie N. Josephson
       101 S. Hanley Rd., Ste. 300
       St. Louis, MO 63105
       Telecopy: (314) 746-2374

       with a copy to:

       R. Scott Cohen
       Weil Gotshal & Manges LLP
       100 Crescent Court, Suite 1300
       Dallas, Texas 75201
       Telecopy: (314) 746-7777

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

   SECTION 10.02. Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement except for the agreements set forth in Sections 6.03, 6.04 and 6.06 which will survive the Effective Time and Sections 5.04 and 10.04 which will survive any termination hereof.

   SECTION 10.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and MergerSub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

   (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

   SECTION 10.04. Expenses. Except as provided in Section 5.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

   SECTION 10.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

   SECTION 10.06. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware.

   SECTION 10.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            THERMADYNE HOLDINGS
                                            CORPORATION

                                            By: /s/ RANDALL E. CURRAN
                                                -------------------------
                                                Name: Randall E. Curran
                                                Title: President

                                            MERCURY ACQUISITION
                                            CORPORATION

                                            By: /s/ PETER T. GRAUER
                                                -------------------------
                                                Name: Peter T. Grauer
                                                Title: President

                                                                      EXHIBIT A

                          CERTIFICATE OF INCORPORATION
                                     OF THE
                             SURVIVING CORPORATION

                                     *****

   As of the Effective Time, the Restated Certificate of Incorporation of the Surviving Corporation shall be amended as follows:

   Article Second shall be deleted in its entirety, and replaced with the following:

   "SECOND: The address of its registered office in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805. The name of its registered agent at such address is Corporation Service Company."

   Article Fourth shall be deleted in its entirety, and replaced with the following:

   "FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 45,000,000 consisting of 30,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") and 15,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Board of Directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the "Delaware Law")."

   Articles Sixth and Seventh shall be deleted in their entirety, and replaced by the following:

   "SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

   SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide."

   Article Eighth shall be amended to reflect the following change. The last sentence of Article Eighth shall be deleted in its entirety and replaced by the following:

   "In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article EIGHTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Delaware General Corporation Law."

   Article Ninth shall be deleted in its entirety, and replaced by the following:

   "NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

   (2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

   (b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

   (3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Delaware Law.

   (4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

   (5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this ARTICLE NINTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification."

   Article Eleventh shall be deleted in its entirety, and replaced by the following:

   "ELEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and, with the sole exception of those rights and powers conferred under the above ARTICLE NINTH, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power."

   Article Twelfth shall be deleted in its entirety.

   Except as provided above, the Certificate of Incorporation of the Surviving Corporation shall remain in full force and effect.

                                AMENDMENT NO. 1
                                       TO
                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                        THERMADYNE HOLDINGS CORPORATION
                                      AND
                        MERCURY ACQUISITION CORPORATION

   AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "AMENDMENT"), dated as of April 22, 1998, by and between Thermadyne Holdings Corporation, a Delaware corporation (the "COMPANY"), and Mercury Acquisition Corporation, a Delaware corporation ("MERGERSUB").

                                  WITNESSETH:

   WHEREAS, MergerSub and the Company are parties to an Agreement and Plan of Merger dated as of January 20, 1998 (the "AGREEMENT"); and

   WHEREAS, the parties desire to amend the Agreement in certain respects;

   NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein and in the Agreement, the parties hereto agree as follows:

   1. Section 1.07(a) is hereby amended by deleting the opening clause "Except as set forth on Schedule 1.07(a)," so that Section 1.07(a) now commences with the word "Immediately."

   2. Schedule 1.07(a) is hereby deleted in its entirety.

   3. Section 1.07(b) is renumbered 1.07(c), and a new Section 1.07(b) is hereby inserted as follows:

       (b) At the Effective Time, each outstanding right to purchase Shares with previously held funds under the Employee Stock Purchase Plan (the "ESPP") shall be canceled. In lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such purchase rights shall receive a cash payment from the Company equal to the product of
   (i) the total number of Shares of Company Common Stock subject to such purchase rights immediately prior to the Effective Time and (ii) $34.50. All funds previously withheld under the ESPP will become assets of the Company.

   4. Section 5.08 is hereby amended to read as follows:

     "[INTENTIONALLY OMITTED]"

   5. Section 8.02(f) of the Agreement is hereby deleted in its entirety, and
Section 8.02(g) is renumbered 8.02(f).

   6. Exhibit A of the Agreement is hereby amended to read in its entirety as follows:

           "SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                     OF THE
                             SURVIVING CORPORATION
                                     *****

                                     A-1-1

    As of the Effective Time, the Certificate of Incorporation of the Surviving Corporation, as amended and restated hereby, shall, upon its filing with the Secretary of State of the State of Delaware, read in its entirety as follows:

   FIRST: The name of the Corporation is Thermadyne Holdings Corporation.

   SECOND: The address of its registered office in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805. The name of its registered agent at such address is Corporation Service Company.

   THIRD: The purpose of the Corporation and the nature and objects of the business to be transacted, promoted, and carried on are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "Delaware Law").

   FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 45,000,000, consisting of 30,000,000 shares of Common Stock, par value $0.01 per share (the "COMMON STOCK") and 15,000,000 shares of Preferred Stock, par value $0.01 per share (the "PREFERRED STOCK"), of which 2,000,000 shares have been designated Senior Exchangeable Preferred Stock (the "SENIOR PREFERRED STOCK").

   The designations and the powers and preferences, rights, qualifications, limitations and restrictions of the Common Stock and the Preferred Stock are as follows:

   A. Provisions Relating to the Common Stock

   Except as otherwise required by law, each holder of Common Stock shall be entitled to one vote for each share of common stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders.

   The holders of the Common Stock shall be entitled to receive when, as, and if declared by the board of directors of the Corporation, out of funds legally available therefor, dividends payable in cash, stock, or otherwise.

   Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, and after the holders of any bonds, debentures, or other obligations of the Corporation shall have been paid in full the amounts to which they shall be entitled (if any), or a sum sufficient for such payment in full shall have been set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of any bonds, debentures, or other obligations of the Corporation.

   The Corporation may issue shares of its Common Stock from time to time for such consideration (in any form, but not less in value than the par value thereof) as may be fixed by the board of directors of the Corporation, which is expressly authorized to fix the same in its absolute and uncontrolled discretion subject to the foregoing conditions. Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares. The Corporation shall also have authority to create and issue rights and options entitling their holders to purchase or otherwise acquire shares of Common Stock and such rights and options shall be evidenced by instrument(s) approved by the board of directors of the Corporation. The board of directors of the Corporation shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights; provided, however, that the consideration to be received (which may be in any form) for any shares of Common Stock subject thereto shall have a value not less than the par value thereof.

   B. Provisions Relating to the Preferred Stock

   The Board of Directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations

                                     A-1-2
or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the Delaware Law.

   C. Provisions Relating to the Senior Preferred Stock

   (1) NUMBER AND DESIGNATION. 2,000,000 shares of the Preferred Stock of the Corporation shall be designated as 13% Senior Exchangeable Preferred Stock.

   (2) RANK. The Senior Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution and winding up, rank prior to all classes of or series of common stock of the Corporation, including the Common Stock, and each other class of capital stock of the Corporation, the terms of which provide that such class shall rank junior to the Senior Preferred Stock or the terms of which do not specify any rank relative to the Senior Preferred Stock. All equity securities of the Corporation to which the Senior Preferred Stock ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise), including the Common Stock, are collectively referred to herein as the "JUNIOR SECURITIES." All equity securities of the Corporation with which the Senior Preferred Stock ranks on a parity (whether with respect to dividends or upon liquidation, dissolution or winding up) are collectively referred to herein as the "PARITY SECURITIES." The respective definitions of Junior Securities and Parity Securities shall also include any rights or options exercisable for or convertible into any of the Junior Securities and Parity Securities, as the case may be. The Senior Preferred Stock shall be subject to the creation of Junior Securities.

   (3) DIVIDENDS. (a) (i) The holders of shares of Senior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends (subject to Sections 3(a)(ii) and (iii) hereof) at a rate equal to
     [the greater of (x) 13% per annum (computed on the basis of a 360 day year) or (y) the stated rate of interest per annum payable on the Senior Subordinated Notes due 2008 of Thermadyne Mfg. LLC plus 300 basis points] (the "DIVIDEND RATE") on the Liquidation Value of each share of Senior Preferred Stock on and as of the most recent Dividend Payment Date (as defined below). In the event the Corporation is unable or shall fail to discharge its obligation to redeem all outstanding shares of Senior Preferred Stock pursuant to paragraph 5(c) or 5(d) hereof, the Dividend Rate shall increase by .25 percent per quarter (each, a "DEFAULT DIVIDEND") for each quarter or portion thereof following the date on which such redemption was required to be made until cured, provided that the aggregate increase shall not exceed 5%. Such dividends shall be payable in the manner set forth below in Sections 3(a)(ii) and (iii) quarterly on March 31, June 30, September 30, and December 31 of each year (unless such day is not a business day, in which event on the next succeeding business day) (each of such dates being a "DIVIDEND PAYMENT DATE" and each such quarterly period being a "DIVIDEND PERIOD"). Such dividends shall be cumulative from the date of issue, whether or not in any Dividend Period or Periods there shall be funds of the Corporation legally available for the payment of such dividends.

   (ii) Prior to the fifth anniversary of the issuance of the Senior Preferred Stock (the "CASH PAY DATE"), dividends shall not be payable in cash to holders of shares of Senior Preferred Stock but shall, subject to Section 3(b) hereof, accrete to the Liquidation Value in accordance with Section 4(a) hereof.

   (iii) Following the Cash Pay Date, each such dividend shall be payable in cash on the Liquidation Value per share of the Senior Preferred Stock, in equal quarterly amounts (to which the Default Dividend, if any, shall be added), to the holders of record of shares of the Senior Preferred Stock, as they appear on the stock records of the Corporation at the close of business on such record dates, not more than 60 days or less than 10 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Accrued and unpaid dividends for any past Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date, not more than 45 days preceding the payment date thereof, as may be fixed by the Board of Directors.

   (b) At the written request of the holders of a majority of the shares of Senior Preferred Stock, the Corporation shall, commencing on the first Dividend Payment Date after such request and ending on the

                                     A-1-3

Cash Pay Date, be required to pay all dividends on shares of Senior Preferred Stock by the issuance of additional shares of Senior Preferred Stock ("ADDITIONAL SHARES"). The Additional Shares shall be identical to all other shares of Senior Preferred Stock, except as set forth in Section 4. For the purposes of determining the number of Additional Shares to be issued as dividends pursuant to this Paragraph (b), such Additional Shares shall be valued at their Applicable Liquidation Value as provided in Section 4(c).

   (c) Holders of shares of Senior Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of the cumulative dividends, as herein provided, on the Senior Preferred Stock. Except as provided in this Section 3, no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Senior Preferred Stock that may be in arrears.

   (d) So long as any shares of the Senior Preferred Stock are outstanding, no dividends, except as described in the next succeeding sentence, shall be declared or paid or set apart for payment on Parity Securities, for any period unless (to the extent such dividends are payable in cash) full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Senior Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of the dividend on such class or series of Parity Securities. When (to the extent such dividends are payable in cash) dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends declared upon shares of the Senior Preferred Stock and all dividends declared upon any other class or series of Parity Securities shall (in each case, to the extent payable in cash) be declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Senior Preferred Stock and accumulated and unpaid on such Parity Securities.

   (e) So long as any shares of the Senior Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Junior Securities) shall be declared or paid or set apart for payment or other distribution declared or made upon Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of shares of Common Stock made for purposes of an employee incentive or benefit plan of the Corporation or any subsidiary) (all such dividends, distributions, redemptions or purchases being hereinafter referred to as a "JUNIOR SECURITIES DISTRIBUTION") for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation, directly or indirectly (except by conversion into or exchange for Junior Securities), unless in each case (i) the full cumulative dividends on all outstanding shares of the Senior Preferred Stock and any other Parity Securities shall (to the extent payable in cash) have been paid or set apart for payment for all past Dividend Periods with respect to the Senior Preferred Stock and all past dividend periods with respect to such Parity Securities and (ii) (to the extent payable in cash) sufficient funds shall have been paid or set apart for the payment of the dividend for the current Dividend Period with respect to the Senior Preferred Stock and the current dividend period with respect to such Parity Securities.

   (4) LIQUIDATION PREFERENCE. (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of the shares of Senior Preferred Stock shall be entitled to receive an amount equal to the Liquidation Value of such share plus any accrued and unpaid cash dividends to the date of distribution. "LIQUIDATION VALUE" on any date means, with respect to (x) any share of Senior Preferred Stock other than any Additional Shares, the sum of (1) $25.00 per share and (2) the aggregate of all dividends accreted on such share until the most recent Dividend Payment Date upon which an accretion to Liquidation Value has occurred (or if such date is a Dividend Payment Date upon which an accretion to Liquidation Value has occurred, such date), provided that in the event of an actual liquidation, dissolution or winding up of the Corporation or the redemption of any shares of Senior Preferred Stock pursuant to Section 5 hereunder, the amount referred to in
(2) shall be calculated by including dividends accreting to the actual date of such liquidation, dissolution or winding up or the redemption date, as the case may be, rather than the Dividend Payment Date referred to above and provided further that in no event will dividends accrete

                                     A-1-4
beyond the earlier of (i) the Cash Pay Date and (ii) the most recent Dividend Payment Date prior to the Dividend Payment Date on which dividends on the Senior Preferred Stock are payable in Additional Shares and (y) any Additional Share, the Applicable Liquidation Value. All accretions to Liquidation Value will be calculated using compounding on a quarterly basis. Except as provided in the preceding sentences, holders of shares of Senior Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the shares of Senior Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Senior Preferred Stock and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Senior Preferred Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with one or more corporations, or (ii) a sale or transfer of all or substantially all of the Corporation's assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

   (b) Subject to the rights of the holders of any Parity Securities, after payment shall have been made in full to the holders of the Senior Preferred Stock, as provided in this paragraph (4), any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Senior Preferred Stock shall not be entitled to share therein.

   (c) The Applicable Liquidation Value of any Additional Shares shall be the Liquidation Value of Senior Preferred Stock outstanding immediately prior to the first Dividend Payment Date occurring after a request for payment in Additional Shares has been made in accordance with Section 3(b).

   (5) REDEMPTION. (a) Redemption Upon Consummation of Public Offering. The Corporation may, at its option, to the extent it shall have funds legally available for such payment, redeem, prior to May 15, 2001, in whole but not in part, shares of Senior Preferred Stock, at a redemption price per share equal to 113% of the Liquidation Value, in cash, plus accrued and unpaid cash dividends on such shares to the date fixed for redemption, without interest, provided that the Corporation shall not redeem any shares of Senior Preferred Stock pursuant to this Section 5(a) unless (i) prior to such redemption a Public Offering shall have been consummated, and (ii) the aggregate redemption price of the shares of Senior Preferred Stock redeemed pursuant to this Section 5(a) does not exceed the net proceeds received by the Corporation in such Initial Public Offering.

   "PUBLIC OFFERING" shall mean any underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, and shall, in addition, for the purposes of Section 5(a) hereof, include any sale, pursuant to such an underwritten registered public offering, following the Closing Date of any common stock by any affiliate of the Corporation, the net proceeds of which are contributed or loaned to the Corporation in such a manner that such proceeds may lawfully be used for the redemption of the Senior Preferred Stock. "CLOSING DATE" shall have the meaning ascribed to such term in the Investors' Agreement.

   "INVESTORS' AGREEMENT" means the Investors' Agreement dated May   , 1998,
among Thermadyne Holdings Corporation, DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium-A, L.P., DLJMB Funding II, Inc., DLJ EAB Partners, L.P., DLJ First ESC L.P., UK Investment Plan 1997 Partners, DLJ ESC II, L.P. (collectively, the "DLJMB Funds"), and certain other stockholders listed on the signature pages thereof.

   (b) Redemption At the Option of the Corporation. On and after May 15, 2003, to the extent the Corporation shall have funds legally available for such payment, the Corporation may, at its option, redeem shares of Senior Preferred Stock, at any time in whole but not in part, at redemption prices per share in cash set forth in the table below, together with accrued and unpaid cash dividends thereon to the date fixed for redemption, without interest:

                                     A-1-5

 TWELVE MONTHS BEGINNING
         MAY 15,         PERCENTAGE OF LIQUIDATION VALUE
         -------         -------------------------------
          2003                       106.500%
          2004                       104.333
          2005                       102.167
          2006                       100.000

   (c) Redemption In the Event of a Change of Control. In the event of a Change of Control, the Corporation shall, to the extent it shall have funds legally available for such payment, offer to redeem all of the shares of Senior Preferred Stock then outstanding, and shall redeem the shares of Senior Preferred Stock of any holder of such shares that shall consent to such redemption, upon a date no later than 30 days following the Change in Control, at a redemption price per share equal to 101% of the Liquidation Value, in cash, plus accrued and unpaid cash dividends thereon to the date fixed for redemption, without interest.

   "CHANGE OF CONTROL" means such time as: (a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than any person or group comprised solely of the Initial Investors, has become the beneficial owner, by way of merger, consolidation or otherwise, of 30% or more of the voting power of all classes of voting securities of the Corporation, and such person or group has become the beneficial owner of a greater percentage of the voting power of all classes of voting securities of the Corporation than that beneficially owned by the Initial Investors; or (b) a sale or transfer of all or substantially all of the assets of the Corporation to any person or group (other than any group consisting solely of the Initial Investors or their affiliates) has been consummated; or (c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Corporation (together with any new directors whose election was approved by a vote of a majority of the directors then still in office, who either were directors at the beginning of such period or whose election or nomination for the election was previously so approved) cease for any reason to constitute a majority of the directors of the Corporation, then in office.

   "Initial Investors" means the Stockholders (determined as of the issuance of the Preferred Stock) and their Permitted Transferees, each as defined in the Investors' Agreement.

   (d) Mandatory Redemption. To the extent the Corporation shall have funds legally available for such payment, on May 15, 2010, if any shares of the Senior Preferred Stock shall be outstanding, the Corporation shall redeem all outstanding shares of the Senior Preferred Stock, at a redemption price equal to the aggregate Liquidation Value, in cash, together with any accrued and unpaid cash dividends thereon to the date fixed for redemption, without interest.

   (e) Status of Redeemed Shares. Shares of Senior Preferred Stock which have been issued and reacquired in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of the Preferred Stock; provided that no such issued and reacquired shares of Senior Preferred Stock shall be reissued or sold as Senior Preferred Stock.

   (f) Failure to Redeem. If the Corporation is unable or shall fail to discharge its obligation to redeem all outstanding shares of Senior Preferred Stock pursuant to paragraph (5)(c) or 5(d) (each, a "MANDATORY REDEMPTION OBLIGATION"), such Mandatory Redemption Obligation shall be discharged as soon as the Corporation is able to discharge such Mandatory Redemption Obligation. If and so long as any Mandatory Redemption Obligation with respect to the Senior Preferred Stock shall not be fully discharged, the Corporation shall not (i) directly or indirectly, redeem, purchase, or otherwise acquire any Parity Security or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Parity Securities (except in connection with a redemption, sinking fund or other similar obligation to be satisfied pro rata with the Senior Preferred Stock) or (ii) in accordance with paragraph 3(e), declare or make any Junior Securities Distribution, or, directly or indirectly, discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of the Junior Securities.

                                     A-1-6

    (g) Failure to Pay Dividends. Notwithstanding the foregoing provisions of this paragraph (5), unless full cumulative cash dividends (whether or not declared) on all outstanding shares of Senior Preferred Stock shall have been paid or contemporaneously are declared and paid or set apart for payment for all dividend periods terminating on or prior to the applicable redemption date, none of the shares of Senior Preferred Stock shall be redeemed, and no sum shall be set aside for such redemption, unless shares of Senior Preferred Stock are redeemed pro rata.

   (6) PROCEDURE FOR REDEMPTION. (a) In the event the Corporation shall redeem shares of Senior Preferred Stock pursuant to Sections 5(a), (b) or
(d), notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the redemption of any share of Senior Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state:
(i) the redemption date; (ii) the number of shares of Senior Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

   (b) In the case of any redemption pursuant to Sections 5(a), (b) or (d) hereof, notice having been mailed as provided in Section 6(a) hereof, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption), dividends on the shares of Senior Preferred Stock so called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be redeemed by the Corporation at the redemption price aforesaid. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

   (c) In the case of a redemption pursuant to Section 5(c) hereof, notice of such redemption shall be given by first class mail, postage prepaid, mailed not more than 10 days following the occurrence of the Change of Control and not less than 20 days prior to the redemption date, to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the redemption of any share of Senior Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) that a Change of Control has occurred; (ii) the redemption date; (iii) the redemption price; (iv) that such holder may elect to cause the Corporation to redeem all or any of the shares of Senior Preferred Stock held by such holder; (v) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (vi) that dividends on the shares the holder elects to cause the Corporation to redeem will cease to accrue on such redemption date.

   Upon receipt of such notice, the holder shall, within 20 days of receipt thereof, return such notice to the Corporation indicating the number of shares of Senior Preferred Stock such holder shall elect to cause the Corporation to redeem, if any.

   (d) In the case of a redemption pursuant to Section 5(c) hereof, notice having been mailed as provided in Section 6(c) hereof, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption), dividends on such shares of Senior Preferred Stock as the holder elects to cause the Corporation to redeem shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed

                                     A-1-7
or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be redeemed by the Corporation at the redemption price aforesaid. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

   (7) EXCHANGE. (a) Subject to the provisions of this paragraph (7) the Corporation may, at its option, at any time and from time to time on any Dividend Payment Date, exchange, to the extent it is legally permitted to do so, all, but not less than all, outstanding shares (and fractional shares) of Senior Preferred Stock, for Exchange Debentures, provided that (i) on or prior to the date of exchange the Corporation shall have paid to or declared and set aside for payment to the holders of outstanding shares of Senior Preferred Stock all accrued and unpaid cash dividends on shares of Senior Preferred Stock through the exchange date in accordance with the next succeeding paragraph; (ii) no event of default under the indenture (as defined in such indenture) governing the Exchange Debentures shall have occurred and be continuing; and (iii) no shares of Senior Preferred Stock are held on such date by the DLJMB Funds or any of their Affiliates, or any of their Permitted Transferees. The principal amount of Exchange Debentures deliverable upon exchange of a share of Senior Preferred Stock, adjusted as hereinafter provided, shall be determined in accordance with the Exchange Ratio (as defined below).

   Cash dividends on any shares of Senior Preferred Stock exchanged for Exchange Debentures which have accrued but have not been paid as of the date of exchange shall be paid in cash. In no event shall the Corporation issue Exchange Debentures in denominations other than $1,000 or in an integral multiple thereof. Cash will be paid in lieu of any such fraction of an Exchange Debenture which would otherwise have been issued (which shall be determined with respect to the aggregate principal amount of Exchange Debentures to be issued to a holder upon any such exchange). Interest will accrue on the Exchange Debentures from the date of exchange.

   Prior to effecting any exchange hereunder, the Corporation shall appoint a trustee to serve in the capacity contemplated by an indenture between the Corporation and such trustee, containing customary terms and conditions.

   The EXCHANGE RATIO shall be, as of any Dividend Payment Date, $1.00 (or fraction thereof) of principal amount of Exchange Debenture for each $1.00 of
(i) Liquidation Value plus (ii) accrued and unpaid cash dividends, if any, per share of Senior Preferred Stock held by a holder on the applicable exchange date.

   "AFFILIATES" shall have the meaning ascribed such term in the Investors' Agreement.

   "EXCHANGE DEBENTURES" means 13% Subordinated Exchange Debentures due 2010 of the Corporation, to be issued pursuant to an indenture between the Corporation and a trustee, containing customary terms and conditions, in accordance with the Term Sheet attached as Exhibit A hereto.

   "PERMITTED TRANSFEREES" shall have the meaning ascribed to such term in the Investors' Agreement.

   (b) Procedure for Exchange. (i) In the event the Corporation shall exchange shares of Senior Preferred Stock, notice of such exchange shall be given by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the exchange date, to each holder of record of the shares to be exchanged at such holder's address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the exchange of any share of Senior Preferred Stock to be exchanged except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (A) the exchange date; (B) the number of shares of Senior Preferred Stock to be exchanged and, if fewer than all the shares held by such holder are to be exchanged, the number of shares to be exchanged from such holder; (C) the Exchange Ratio; (D) the place or places where certificates for such shares are to be exchanged for notes evidencing the Exchange Debentures to be received by the exchanging holder; and (E) that dividends on the shares to be exchanged will cease to accrue on such exchange date.

   (ii) Prior to giving notice of intention to exchange, the Corporation shall execute and deliver with a bank or trust company selected by the Corporation an indenture containing customary terms and

                                     A-1-8
   conditions. The Corporation will cause the Exchange Debentures to be authenticated on the Dividend Payment Date on which the exchange is effective, and will pay interest on the Exchange Debentures at the rate and on the dates specified in such indenture from the exchange date.

   The Corporation will not give notice of its intention to exchange under paragraph 6(b)(i) hereof unless it shall file at the place or places (including a place in the Borough of Manhattan, The City of New York) maintained for such purpose an opinion of counsel (who may be an employee of the Corporation) to the effect that (i) the indenture has been duly authorized, executed and delivered by the Corporation, has been duly qualified under the Trust Indenture Act of 1939 (or that such qualification is not necessary) and constitutes a valid and binding instrument enforceable against the Corporation in accordance with its terms (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and subject to such other qualifications as are then customarily contained in opinions of counsel experienced in such matters), (ii) the Exchange Debentures have been duly authorized and, when executed and authenticated in accordance with the provisions of the indenture and delivered in exchange for the shares of Preferred Stock, will constitute valid and binding obligations of the Corporation entitled to the benefits of the indenture (subject as aforesaid), (iii) neither the execution nor delivery of the indenture or the Exchange Debentures nor compliance with the terms, conditions or provisions of such instruments will result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or agreement or instrument, known to such counsel, to which the Corporation or any of its subsidiaries is a party or by which it or any of them is bound, or any decree, judgment, order, rule or regulation, known to such counsel, of any court or governmental agency or body having jurisdiction over the Corporation and such subsidiaries or any of their properties, (iv) the Exchange Debentures have been duly registered for such exchange with the Securities and Exchange Commission under a registration statement that has become effective under the Securities Act of 1933 (the "Act") or that the exchange of the Exchange Debentures for the shares of Senior Preferred Stock is exempt from registration under the Act, and (v) the Corporation has sufficient legally available funds for such exchange such that such exchange is permitted under applicable law.

   (iii) Notice having been mailed as aforesaid, from and after the exchange date (unless default shall be made by the Corporation in issuing Exchange Debentures in exchange for the shares called for exchange), dividends on the shares of Senior Preferred Stock so called for exchange shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the Exchange Debentures and any rights such holder, upon the exchange, may have as a holder of the Exchange Debenture) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so exchanged (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be exchanged by the Corporation for the Exchange Debentures at the Exchange Ratio. In case fewer than all the shares represented by any such certificate are exchanged, a new certificate shall be issued representing the unexchanged shares without cost to the holder thereof.

   (iv) Each exchange shall be deemed to have been effected immediately after the close of business on the relevant Dividend Payment Date, and the person in whose name or names any Exchange Debentures shall be issuable upon such exchange shall be deemed to have become the holder of record of the Exchange Debentures represented thereby at such time on such Dividend Payment Date.

   (v) Prior to the delivery of any securities which the Corporation shall be obligated to deliver upon exchange of the Senior Preferred Stock, the Corporation shall comply with all applicable federal and state laws and regulations which require action to be taken by the Corporation.

   (c) The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of notes evidencing Exchange Debentures on exchange of the Senior Preferred Stock pursuant hereto; provided that the Corporation shall not be required to pay any tax which

                                     A-1-9
may be payable in respect of any transfer involved in the issue or delivery of Exchange Debentures in a name other than that of the holder of the Senior Preferred Stock to be exchanged and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

   (8) VOTING RIGHTS. (a) The holders of record of shares of Senior Preferred Stock shall not be entitled to any voting rights except as hereinafter provided in this paragraph (8), as otherwise provided by law or as provided in the Investors' Agreement.

   (b) If and whenever (i) four consecutive or six quarterly cash dividends payable on the Senior Preferred Stock have not been paid in full, (ii) for any reason (including the reason that funds are not legally available for a redemption), the Corporation shall have failed to discharge any Mandatory Redemption Obligation (including a redemption in the Event of a Change of Control pursuant to Section 5(c) hereof), (iii) the Corporation shall have failed to provide the notice required by Section 6(d) hereof within the time period specified in such section or (iv) the Corporation shall have failed to comply with Sections 3(d), 3(e) or 8(c) hereof, (1) the number of directors then constituting the Board of Directors shall be increased by two and the holders of a majority of the outstanding shares of Senior Preferred Stock, together with the holders of shares of every other series of preferred stock upon which like rights have been conferred and are exercisable (resulting form either the failure to pay dividends or the failure to redeem) (any such series is referred to as the "PREFERRED SHARES"), voting as a single class regardless of series, shall be entitled to elect the two additional directors to serve on the Board of Directors at any annual meeting of stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Senior Preferred Stock and the Preferred Shares called as hereinafter provided. Whenever (i) all arrears in cash dividends on the Senior Preferred Stock and the Preferred Shares then outstanding shall have been paid and cash dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, (ii) the Corporation shall have fulfilled its Mandatory Redemption Obligation, (iii) fulfilled its obligation to provide notice as specified in subsection (b)(iii) hereof, or (iv) the Corporation shall have complied with Sections 3(d), 3(e), or 8(c) hereof, as the case may be, then the right of the holders of the Senior Preferred Stock to elect such additional two directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar future (i) arrearage in six consecutive quarterly cash dividends,
(ii) failure to fulfill any Mandatory Redemption Obligation, (iii) failure to fulfill the obligation to provide the notice required by Section 6(d) hereof within the time period specified in such section or (iv) failure to comply with Sections 3(d), 3(e), or 8(c)) and the terms of office of all persons elected as directors by the holders of the Senior Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly. At any time after such voting power shall have been so vested in the holders of shares of Senior Preferred Stock and the Preferred Shares, the secretary of the Corporation may, and upon the written request of any holder of Senior Preferred Stock (addressed to the secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Senior Preferred Stock and of the Preferred Shares for the election of the two directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the secretary within 20 days after receipt of any such request, then any holder of shares of Senior Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation. The directors elected at any such special meeting shall hold office until the next annual meeting of the stockholders or special meeting held in lieu thereof if such office shall not have previously terminated as above provided. If any vacancy shall occur among the directors elected by the holders of the Senior Preferred Stock and the Preferred Shares, a successor shall be elected by the Board of Directors, upon the nomination of the then-remaining director elected by the holders of the Senior Preferred Stock and the Preferred Shares or the successor of such remaining director, to serve until the next annual meeting of the stockholders or special meeting held in place thereof if such office shall not have previously terminated as provided above.

   (c) Without the written consent of a majority of the outstanding shares of Senior Preferred Stock or the vote of holders of a majority of the outstanding shares of Senior Preferred Stock at a meeting of the

                                    A-1-10
holders of Senior Preferred Stock called for such purpose, the Corporation will not (i) amend, alter or repeal any provision of the Certificate of Incorporation (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Senior Preferred Stock; provided that any such amendment that decreases the dividend payable on or the Liquidation Value of the Senior Preferred Stock shall require the affirmative vote of holders of each share of Senior Preferred Stock at a meeting of holders of Senior Preferred Stock called for such purpose or written consent of the holder of each share of Senior Preferred Stock; or (ii) create, authorize or issue any class of stock ranking prior to, or on a parity with, the Senior Preferred Stock with respect to dividends or upon liquidation, dissolution, winding up or otherwise, or increase the authorized number of shares of any such class or series, or reclassify any authorized stock of the Corporation into any such prior or parity shares or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such prior or parity shares, except that the Corporation may, without such approval, create authorize and issue Parity Securities for the purpose of utilizing the proceeds from the issuance of such Parity Securities for the redemption or repurchase of all outstanding shares of Senior Preferred Stock in accordance with the terms hereof or of the Investors' Agreement

   (d) In exercising the voting rights set forth in this paragraph (8), each share of Senior Preferred Stock shall have one vote per share, except that when any other series of preferred stock shall have the right to vote with the Senior Preferred Stock as a single class on any matter, then the Senior Preferred Stock and such other series shall have with respect to such matters one vote per $25 of Liquidation Value or other liquidation preference. Except as otherwise required by applicable law or as set forth herein, the shares of Senior Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

   (9) REPORTS. So long as any of the Senior Preferred Stock is outstanding, the Corporation will furnish the holders thereof with the quarterly and annual financial reports that the Corporation is required to file with the Securities and Exchange Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 or, in the event the Corporation is not required to file such reports, reports containing the same information as would be required in such reports.

   (10) GENERAL PROVISIONS. (a) The term "PERSON" as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.

   (b) The term "OUTSTANDING", when used with reference to shares of stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary.

   (c) The headings of the paragraphs, subparagraphs, clauses and subclauses used herein are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

   (d) Each holder of Senior Preferred Stock, by acceptance thereof, acknowledges and agrees that payments of dividends, interest, premium and principal on, and exchange, redemption and repurchase of, such securities by the Corporation are subject to restrictions on the Corporation contained in certain credit and financing agreements.

   FIFTH: No contract or transaction between the Corporation and one or more of its directors, officers, or stockholders or between the Corporation and any person (as used herein "person" means any other corporation, partnership, association, firm, trust, joint venture, political subdivision, or instrumentality) or other organization in which one or more of its directors, officers, or stockholders are directors, officers or stockholders, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are

                                     A-1-11
disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof (to the extent permitted by applicable law), or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

   SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

   SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

   EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article EIGHTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article EIGHTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Delaware General Corporation Law."

   NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

   (2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article NINTH shall be a contract right.

   (b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

   (3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Delaware Law.

   (4) The rights and authority conferred in this Article NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

   (5) Neither the amendment nor repeal of this Article NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this Article NINTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

                                     A-1-12

    TENTH: The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of Delaware.

   ELEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and, with the sole exception of those rights and powers conferred under the above Article NINTH, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

                                     A-1-13

                                                                      EXHIBIT A

                         SUMMARY OF TERMS OF INDENTURE
                    FOR 13% SUBORDINATED EXCHANGE DEBENTURES

PARTIES:                Thermadyne Holdings Corporation (the "Corporation") and
                        [ ], as trustee.

ISSUE: 13% Exchange Debentures (the "Exchange Debentures") to be issued by the Corporation, at its option, in exchange for any or all the outstanding shares of 13% Senior Exchangeable Preferred Stock due 2010 (the "Senior Preferred Stock") issued on or about May 15, 1998 to DLJ Merchant Banking Partners II, L.P. and certain of its affiliates (the "DLJ Entities").

MATURITY:               May 15, 2010.

INTEREST:               13% annual rate, payable semi-annually. Through the
                        tenth semi-annual interest payment period, semi-annual interest will accrete on a compound basis (i.e.
                        non-cash pay) and increase the face amount of the Exchange Debentures, thereafter interest will be payable in cash.

RANKING: The Exchange Debentures will rank senior to all other subordinated debt, preferred stock and common equity of the Corporation.

OPTIONAL REDEMPTION:    The Exchange Debentures will be redeemable at any time
                        after May 15, 2003 at the option of the Corporation, in whole or in part, at the same redemption prices set forth in the desigination of the Senior Preferred Stock set forth in Article 4 of the Restated Certificate of Incorporation of the Surviving Corporation.

CHANGE OF CONTROL       In the event of a Change of Control of the Corporation
 REPURCHASE RIGHT:      each holder of the Exchange Debentures will have the
                        right to require the Corporation to repurchase all or any part of such holder's Exchange Debentures at a purchase price of 101% of the sum of the accreted value thereof plus accrued and unpaid cash interest, if any, to the repurchase date.

COVENANTS:              The Debentures will contain covenants that are
                        substantially the same as the covenants contained in the Indenture of the [ Senior Discount Debentures due
                        2008] of the Corporation and will limit, among other things, the ability of the Corporation and its subsidiaries (i) to incur additional indebtedness, (ii) to pay dividends and make other distributions on its capital stock, (iii) to repurchase its capital stock or warrants, options or other rights to acquire shares of its capital stock or any Indebtedness subordinated to the Exchange Debentures, (iv) to make certain other restricted payments, (v) to make certain investments or asset sales, (vi) to engage in transactions with affiliates, (vii) to create liens, (viii) to permit
                        "layering" of indebtedness and (ix) to merge or consolidate or transfer all or substantially all of its assets."

                                      A-1-14

    7. Except as specifically amended by this Amendment, the Agreement shall remain in full force and effect.

   IN WITNESS WHEREOF, the parties hereto have executed this Amendment to the Agreement as of this 22nd day of April, 1998.

                                          THERMADYNE HOLDINGS
                                          CORPORATION

                                          By: /s/ RANDALL E. CURRAN
                                                  ---------------------------
                                                  Name: Randall E. Curran
                                                  Title: President

                                          MERCURY ACQUISITION
                                          CORPORATION

                                          By: /s/ WILLIAM F. DAWSON, JR.
                                                  ---------------------------
                                                  Name: William F. Dawson, Jr.
                                                  Title: Vice President

                                     A-1-15

                                                                       ANNEX B

                               VOTING AGREEMENT

   In consideration of Mercury Acquisition Corporation, a Delaware corporation ("MERGERSUB") and Thermadyne Holdings Corporation, a Delaware corporation (the "COMPANY"), entering into on the date hereof an Agreement and Plan of Merger dated as of the date hereof (the "MERGER AGREEMENT") which provides, among other things, that MergerSub, upon the terms and subject to the conditions thereof, will be merged with and into the Company (the "MERGER") and each outstanding share of common stock, $0.01 par value, of the Company (the "COMPANY COMMON STOCK") will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) in accordance with the terms of such Agreement, each of the undersigned holders (each a "STOCKHOLDER") of shares of Company Common Stock agrees with MergerSub as follows:

   1. During the period (the "AGREEMENT PERIOD") beginning on the date hereof and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date that is 90 days after the termination of the Merger Agreement in accordance with Section 9.01(c) (in the case of a termination by MergerSub), (e), (f) or (g) thereof and payment in full of all amounts (if any) payable to MergerSub pursuant to Section 5.04 of the Merger Agreement,
(iii) the date of termination of the Merger Agreement for any other reason and (iv) June 30, 1998, each Stockholder hereby agrees to vote the shares of Company Common Stock set forth opposite its name in Schedule A hereto (the "SCHEDULE A SECURITIES") to approve and adopt the Merger Agreement and the Merger (provided that the Stockholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the stockholders of the Company so long as such meeting is held (including any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

   2. During the Agreement Period, each Stockholder hereby agrees that it will not vote any of the Stockholder's Schedule A Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

   3. From the date hereof until the termination hereof, each Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. Each Stockholder will promptly notify MergerSub after receipt of any Acquisition Proposal or any indication from any Third Party that it is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep MergerSub fully informed of the status and details of any such Acquisition Proposal, indication or request.

   4. Each Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the Delaware Law) to demand appraisal of any shares of Company Common Stock owned by the Stockholder.

   5. Each Stockholder hereby represents and warrants to MergerSub that as of the date hereof:

       (a) such Stockholder (i) owns beneficially all of the shares of Company Common Stock set forth opposite the Stockholder's name in Schedule A hereto,
   (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person and (iii) has not entered into any voting agreement with or granted any person any proxy (revocable or irrevocable) with respect to such shares (other than this Voting Agreement).

       (b) This Voting Agreement is the valid and binding agreement of such Stockholder.

       (c) No investment banker, broker or finder is entitled to a commission or fee from such Stockholder or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

   6. If any provision of this Voting Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

   7. This Voting Agreement may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

   8. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such-injunctive or other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

   9. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

   10. Each Stockholder will, upon request, execute and deliver any additional documents deemed by MergerSub to be necessary or desirable to complete and effectuate the covenants contained herein.

   11. This Agreement shall terminate upon the termination of the Agreement Period.

   12. Each Stockholder agrees that if it sells, transfers, assigns, encumbers or otherwise disposes (each a "TRANSFER") of any Schedule A Securities (whether to an affiliate or otherwise), it shall require the transferee of such Schedule A Securities to execute and deliver to MergerSub and the Company a voting agreement identical in form to this Voting Agreement except for the identity of such Stockholder prior to or concurrent with the consummation of such Transfer. MergerSub and the Company understand and acknowledge that, subject to the preceding sentence, such Stockholder is free to Transfer any Schedule A Securities at such times and in such manner as it deems appropriate.

   13. MergerSub and the Company understand and agree that this Agreement pertains only to each Stockholder and not to any of its affiliates, if any, or adviser.

   14. MergerSub and the Company severally and not jointly represent and warrant to each Stockholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Common Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business and except for amounts payable to officers, directors or employees in connection with or pursuant to any options, or option, stock purchase, stock ownership or other employee benefit plans). All other voting agreements signed with existing shareholders prior to or concurrently herewith are substantially identical to this Agreement.

   Neither MergerSub nor the Company will enter into any agreement with any other stockholder having a purpose or effect substantially similar to that of this Agreement on financial terms (with respect to such other stockholder) more favorable than the terms of this Agreement.

   15. MergerSub agrees that it will pay upon request the reasonable fees and expenses (including fees and expenses of counsel for the Stockholders) of all Stockholders incurred in connection with the Voting Agreement or the Merger in an amount not to exceed $5,000, or in the event the Stockholders become involved in litigation, $15,000 in the aggregate.

    IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of this 20th day of January, 1998.

                                          MERCURY ACQUISITION
                                          CORPORATION

                                          By /s/ PETER T. GRAUER
                                             --------------------------------
                                             Name: Peter T. Grauer
                                             Title: President

                                          THERMADYNE HOLDINGS
                                          CORPORATION

                                          By /s/ RANDALL E. CURRAN
                                             --------------------------------
                                             Name: Randall E. Curran
                                             Title: Chief Executive Officer

                                          GENERAL MOTORS EMPLOYEES
                                          DOMESTIC GROUP PENSION TRUST

                                          By: Mellon Bank, N.A., solely in
                                          its capacity as Trustee for
                                          General Motors Employees
                                          Domestic Group Pension Trust as
                                          directed by Magten Asset
                                          Management Corp., and not in its
                                          individual capacity

                                          By: /s/ BERNADETTE RIST
                                              ----------------------------
                                              Name: Bernadette Rist
                                              Title: Authorized Signatory

                                          MAGTEN ASSET MANAGEMENT CORP.

                                          By: /s/ TALTON R. EMBRY
                                              ----------------------------
                                              Name: Talton R. Embry
                                              Title: Managing Director

                                          CITY OF LOS ANGELES FIRE AND
                                          POLICE PENSION SYSTEMS
                                          HUGHES RETIREMENT PLANS TRUST
                                          NAVY EXCHANGE SERVICE COMMAND
                                          RETIREMENT TRUST
                                          WESTERN UNION TELEGRAPH COMPANY
                                          PENSION PLAN

                                          By: Magten Asset Management
                                          Corp., as
                                          Attorney-in-Fact

                                          By: /s/ TALTON R. EMBRY
                                              ----------------------------
                                              Name: Talton R. Embry
                                              Title:

                                   SCHEDULE A

                                                        SHARES OF COMPANY
STOCKHOLDER                                                COMMON STOCK
-----------                                                ------------
Magten Asset Management Corp. .........................     1,222,448
General Motors Employees Domestic Group Pension Trust       1,701,125
City of Los Angeles Fire and Police Pension Systems  ..
Hughes Retirement Plans Trust .........................
Navy Exchange Service Command Retirement Trust  .......
Western Union Telegraph Company Pension Plan ..........       640,000
                                                            ---------
                                                            3,563,573


                                                                      ANNEX B-1

                      AMENDMENT NO. 1 TO VOTING AGREEMENT

   AMENDMENT NO. 1 TO VOTING AGREEMENT (this "Amendment"), dated February 20, 1998, by and between Mercury Acquisition Corporation, a Delaware corporation ("MergerSub"), Thermadyne Holdings Corporation, a Delaware corporation (the "Company"), and the undersigned holders (each, a "Stockholder") of shares of Company Common Stock.

   WHEREAS, MergerSub, the Company and the Stockholders are parties to a Voting Agreement dated as of January 20, 1998 (the "Voting Agreement"); and

   WHEREAS, the parties desire to amend a certain schedule of the Voting Agreement;

   NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and in the Voting Agreement, the parties hereto agree as follows:

   1. Schedule A of the Voting agreement is hereby amended to read in its entirety as follows:

                                  SCHEDULE A

                                                      SHARES OF COMPANY
                     STOCKHOLDER                         COMMON STOCK
                     -----------                         ------------
Magten Asset Management Corp. .......................       107,047
General Motors Employees Domestic Group
 Pension Trust ......................................     1,701,125
City of Los Angeles Fire and Police Pension Systems         519,000
Hughes Retirement Plans Trust .......................       640,000
Navy Exchange Service Command
 Retirement Trust ...................................       300,000
Western Union Telegraph Company Pension Plan  .......       250,601
                                                          ---------
                                                          3,517,773
                                                          =========

   2. Except as specifically amended by this Amendment, the Voting Agreement shall remain in full force and effect.

   IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Voting Agreement as of this 20th day of February, 1998.

                                          MERCURY ACQUISITION
                                          CORPORATION

                                          By /s/ WILLIAM F. DAWSON, JR.
                                             --------------------------------
                                             Name: William F. Dawson, Jr.
                                             Title: Vice President and
                                             Secretary

                                          THERMADYNE HOLDINGS CORPORATION

                                          By /s/ JAMES H. TATE
                                             --------------------------------
                                             Name: James H. Tate
                                             Title: Senior Vice President and
                                                    Chief Financial Officer

                                     B-1-1

                                          GENERAL MOTORS EMPLOYEES
                                          DOMESTIC GROUP PENSION TRUST

                                          By: Mellon Bank, N.A., solely in
                                          its capacity as Trustee for
                                          General Motors Employees
                                          Domestic Group Pension Trust as
                                          directed by Magten Asset
                                          Management Corp., and not in its
                                          individual capacity

                                          By /s/ BERNADETTE RIST
                                             -----------------------------
                                             Name: Bernadette Rist
                                             Title: Authorized Signatory

                                          MAGTEN ASSET MANAGEMENT CORP.

                                          By /s/ TALTON R. EMBRY
                                             -----------------------------
                                             Name: Talton R. Embry
                                             Title: Chairman

                                          CITY OF LOS ANGELES FIRE AND
                                           POLICE PENSION SYSTEMS
                                          HUGHES RETIREMENT PLANS TRUST
                                          NAVY EXCHANGE SERVICE COMMAND
                                           RETIREMENT TRUST
                                          WESTERN UNION TELEGRAPH COMPANY
                                           PENSION PLAN

                                          By Magten Asset Management
                                          Corp., as Attorney-in-Fact

                                          By /s/ TALTON R. EMBRY
                                             -----------------------------
                                             Name: Talton R. Embry
                                             Title: Chairman

                                     B-1-2

                                                                       ANNEX C

                                VOTING AGREEMENT

   In consideration of Mercury Acquisition Corporation, a Delaware corporation ("MERGERSUB") and Thermadyne Holdings Corporation, a Delaware corporation (the "COMPANY"), entering into on the date hereof an Agreement and Plan of Merger dated as of the date hereof (the "MERGER AGREEMENT") which provides, among other things, that MergerSub, upon the terms and subject to the conditions thereof, will be merged with and into the Company (the "MERGER") and each outstanding share of common stock, $0.01 par value, of the Company (the "COMPANY COMMON STOCK") will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) in accordance with the terms of such Agreement, the undersigned holder (the "STOCKHOLDER") of shares of Company Common Stock agrees with MergerSub as follows:

   1. During the period (the "AGREEMENT PERIOD") beginning on the date hereof and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date that is 90 days after the termination of the Merger Agreement in accordance with Section 9.01(c) (in the case of a termination by MergerSub), (e), (f) or (g) thereof and payment in full of all amounts (if any) payable to MergerSub pursuant to Section 5.04 of the Merger Agreement,
(iii) the date of termination of the Merger Agreement for any other reason and (iv) June 30, 1998, the Stockholder hereby agrees to vote the shares of Company Common Stock set forth opposite its name in Schedule A hereto (the "SCHEDULE A SECURITIES") to approve and adopt the Merger Agreement and the Merger(provided that the Stockholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the stockholders of the Company so long as such meeting is held (including any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

   2. During the Agreement Period, the Stockholder hereby agrees that it will not vote any of the Stockholder's Schedule A Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

   3. From the date hereof until the termination hereof, the Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party that may be considering making, or has made, an Acquisition Proposal. The Stockholder will promptly notify MergerSub after receipt of any Acquisition Proposal or any indication from any Third Party that it is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal and will keep MergerSub fully informed of the status and details of any such Acquisition Proposal, indication or request.

   4. The Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the Delaware Law) to demand appraisal of any shares of Company Common Stock owned by the Stockholder.

   5. The Stockholder hereby represents and warrants to MergerSub that as of the date hereof:

       (a) the Stockholder (i) owns beneficially all of the shares of Company Common Stock set forth opposite the Stockholder's name in Schedule A hereto,
   (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person and (iii) has not entered into any voting agreement with or granted any person any proxy (revocable or irrevocable) with respect to such shares (other than this Voting Agreement).

       (b) This Voting Agreement is the valid and binding agreement of the Stockholder.

       (c) No investment banker, broker or finder is entitled to a commission or fee from the Stockholder or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

   6. If any provision of this Voting Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

   7. This Voting Agreement may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

   8. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such-injunctive or other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

   9. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

   10. The Stockholder will, upon request, execute and deliver any additional documents deemed by MergerSub to be necessary or desirable to complete and effectuate the covenants contained herein.

   11. This Agreement shall terminate upon the termination of the Agreement Period.

   12. The Stockholder agrees that if it sells, transfers, assigns, encumbers or otherwise disposes (each a "TRANSFER") of any Schedule A Securities (whether to an affiliate or otherwise), it shall require the transferee of such Schedule A Securities to execute and deliver to MergerSub and the Company a voting agreement identical in form to this Voting Agreement except for the identity of the Stockholder prior to or concurrent with the consummation of such Transfer. MergerSub and the Company understand and acknowledge that, subject to the preceding sentence, the Stockholder is free to Transfer any Schedule A Securities at such times and in such manner as it deems appropriate.

   13. MergerSub and the Company understand and agree that this Agreement pertains only to Stockholder and not to any of its affiliates, if any, or adviser.

   14. MergerSub and the Company severally and not jointly represent and warrant to the Stockholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Common Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business and except for amounts payable to officers, directors or employees in connection with or pursuant to any options, or option, stock purchase, stock ownership or other employee benefit plans). All other voting agreements signed with existing shareholders prior to or concurrently herewith are substantially identical to this Agreement.

   Neither MergerSub nor the Company will enter into any agreement with any other stockholder having a purpose or effect substantially similar to that of this Agreement on financial terms (with respect to such other stockholder) more favorable than the terms of this Agreement.

   15. MergerSub agrees that it will pay upon request the reasonable fees and expenses (including fees and expenses of counsel for the Stockholder) of Stockholder incurred in connection with the Voting Agreement or the Merger in an amount not to exceed $5,000, or in the event the Stockholder becomes iinvolved in litigation, $15,000 in the aggregate.

    IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of this 20th day of January, 1998.

                                            MERCURY ACQUISITION
                                            CORPORATION

                                            By /s/ PETER T. GRAUER
                                               -------------------------
                                               Name: Peter T. Grauer
                                               Title: President

                                            THERMADYNE HOLDINGS
                                            CORPORATION

                                            By /s/ RANDALL E. CURRAN
                                               -------------------------
                                               Name: Randall E. Curran
                                               Title: Chief Executive
                                               Officer

                                            FIDELITY CAPITAL & INCOME
                                            FUND

                                            By /s/ JOHN H. COSTELLO
                                               -------------------------
                                               Name: John H. Costello
                                               Title: Assistant
                                               Treasurer

   Fidelity Capital & Income Fund ("STOCKHOLDER") is a portfolio of a Massachusetts business trust. A copy of the Stockholder's Declaration of Trust (under the name Fidelity Summer Street Trust) is on file with the Secretary of State of the Commonwealth of Massachusetts. Each of the parties hereto acknowledges and agrees that this Agreement is not executed on behalf of the trustees of the Stockholder as individuals, and the obligations of this Agreement are not binding upon any of the trustees, officers or shareholders of the Stockholder individually, but are binding only upon the assets and property of the Stockholder. MergerSub agrees that no shareholder, trustee or officer of the Stockholder may be held personally liable or responsible for any obligations of the Stockholder arising out of this Agreement. With respect to obligations of the Stockholder arising out of this Agreement, MergerSub shall look for payment or satisfaction of any claim solely to the assets and property of the Stockholder. MergerSub is expressly put on notice that the rights and obligations of each series of shares of the Stockholder under its Declaration of Trust are separate and distinct from those of any and all other series.

                                   SCHEDULE A

                                 SHARES OF COMPANY
STOCKHOLDER                         COMMON STOCK
-----------                         ------------

FIDELITY CAPITAL & INCOME FUND       2,424, 935

                                                                       ANNEX D

                        [GLEACHER NATWEST LETTERHEAD]

January 20, 1998
Thermadyne Holdings Corporation
101 South Hanley Road
St. Louis, MO 63105
To the Members of the Board of Directors:

   We understand that Thermadyne Holdings Corporation ("Thermadyne" or the "Company") is considering entering into an Agreement and Plan of Merger, dated as of January 20, 1998 (the "Merger Agreement"), with Mercury Acquisition Corporation ("Mercury"), a newly-formed holding company established by DLJ Merchant Banking Partners II and its affiliates (collectively, "DLJ"), pursuant to which the Company will be merged (the "Merger") with Mercury and each outstanding share of common stock, par value $.01 per share, of the Company, other than shares as to which appraisal rights have been exercised ("Company Common Stock"), will be converted into either $34.50 in cash or the right to retain, at the election of the holder thereof and subject to the terms of the Merger Agreement, one share of common stock of the Company as the surviving corporation of the Merger (an "Election Share"). The actual consideration received and retained by each individual stockholder will depend on whether such stockholder elects, and on whether other stockholders elect, to retain shares of the Company Common Stock and on the application of pro rating provisions contained in the Merger Agreement (although, as described below, we have made certain assumptions regarding such election).

   You have asked us to render our opinion as to whether the consideration to be received and retained by the stockholders of the Company is fair to such holders, from a financial point of view.

   For the purposes of this opinion we have:

         (i) reviewed the January 19, 1998 draft of the Merger Agreement and certain related agreements;

         (ii) reviewed the Company's Annual Reports to Shareholders and Annual Report on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996 and its Quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

         (iii) analyzed the market price and trading characteristics of the Company Common Stock for certain recent periods;

         (iv) reviewed certain financial terms, to the extent publicly available, of certain recent acquisition transactions;

         (v) on an operating and trading basis, compared financial information relating to the Company with published financial information concerning certain companies whose business we deemed to be comparable, in whole or in part, to those of the Company;

         (vi)   reviewed certain projections for the Company (the
                "Projections"), and considered certain information regarding certain pro forma effects on the Company's capital structure after giving effect to the Merger, in each case prepared by management of the Company;

         (vii) based on the Projections and our discussions with the Company's management, performed a discounted cash flow analysis of the Company;

         (viii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In preparing our opinion, we have relied upon the accuracy and completeness in all material respects of all information provided or otherwise made available to us by the Company or otherwise, and we have not assumed any responsibility for independently verifying such information. We have not made or obtained an independent evaluation or appraisal of any of the Company's assets, nor have we been authorized by the Company to solicit, and we have not solicited, any offers to acquire the Company or any of its constituent businesses or any of its securities. With respect to the Projections, as well as information concerning the pro forma financial impact of the Merger on the capital structure of the Company, we have been advised by the Company, and we have assumed, without independent investigation, that they have been reasonably prepared by the Company, and have been generated on bases reflecting the best currently available information and judgments as to the future financial performance of the relevant businesses, and as to such pro forma effect. In addition, for purposes of rendering our opinion, we have assumed that, in the Merger, none of the holders of Company Common Stock will make an election to receive Election Shares and, accordingly, that all of the Company's stockholders will receive in the Merger $33.00 in cash and approximately 0.0435 Election Shares per share of Company Common Stock held.

   Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of any Election Shares upon the consummation of the Merger or as to what prices such Election Shares may trade subsequent to the Merger. We have not been requested as to opine to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Merger.

   For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or in any amendments, modifications or waivers to any documents to which the Company is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits of the Merger.

   We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In the past we have performed certain investment banking services for the Company and have received customary fees for such services. In the ordinary course of our business, we and our affiliates actively trade the debt and equity securities of the Company and/or DLJ for our and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether, or to what extent, such stockholder should elect to retain shares of the Company Common Stock. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair to such holders, from a financial point of view.

                                            Very truly yours,

                                            GLEACHER NATWEST, INC.

                                            By: /s/ GLEACHER NATWEST
                                                -----------------------------

                         [GLEACHER NATWEST LETTERHEAD]


                                                           April 22, 1998

Board of Directors
Thermadyne Holdings Corporation
101 South Hanley Road
St. Louis, MO 63105

To the Members of the Board of Directors:

Reference is made to our opinion, dated as January 20, 1998 (our "Opinion"), as to the fairness, from a financial point of view, of the consideration to be received by the holders of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Thermadyne Holdings Corporation pursuant the Merger (as defined in our Opinion).

As of the date hereof, although we have undertaken no independent investigation, we have been advised of no fact or circumstance, nor are we otherwise aware of any fact or circumstance, that would cause us to withdraw our Opinion.

Very truly yours,

GLEACHER NATWEST, INC.

By: /s/ GLEACHER NATWEST, INC.
   ----------------------------------

                                     D-1-1

                                                                       ANNEX E

                  SECTION 262 OF THE GENERAL CORPORATION LAW
                           OF THE STATE OF DELAWARE
                               APPRAISAL RIGHTS

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word described "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation: and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more share, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:

       (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were wither (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

       (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section
   Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a nation market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a and b of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

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       (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

           (1) If a proposed merger or consolidated for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidated has become effective; or

           (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

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    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall by borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporate pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceeding until it is finally determined that he is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holder of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance

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of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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